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INTELEPEER, INC. INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on December 15, 2011

Registration No. 333-174080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 4
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IntelePeer, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7372 (Primary Standard Industrial Classification Code Number)	68-0556257 (I.R.S. Employer Identification Number)

2855 Campus Drive, Suite 200
San Mateo, CA 94403
(650) 525-9200
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Frank Fawzi
Chairman, President and Chief Executive Officer
IntelePeer, Inc.
2855 Campus Drive, Suite 200
San Mateo, CA 94403
(650) 525-9200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Peter M. Astiz, Esq. Bradley J. Gersich, Esq. DLA Piper LLP (US) 2000 University Avenue East Palo Alto, CA 94303 (650) 833-2000	Christopher J. Austin, Esq. Anthony J. McCusker, Esq. Bradley C. Weber, Esq. Goodwin Procter LLP 135 Commonwealth Drive Menlo Park, CA 94025 (650) 752-3100

          Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company☐

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 15, 2011

Preliminary Prospectus

                    Shares

Common Stock

        This is the initial public offering of shares of common stock of IntelePeer, Inc. Prior to this offering, there has been no public market for our common stock. We are offering                                    shares and the selling stockholders identified in this prospectus are offering                        shares of our common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders. The initial public offering price of our common stock is expected to be between $            and $            per share.

        We have applied for listing of our common stock on the Nasdaq Global Market under the symbol "PEER."

        Investing in our common stock involves a high degree of risk. Please read "Risk Factors" beginning on page 11.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to IntelePeer, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

        The underwriters have an option to purchase a maximum of                                    additional shares of common stock from us and                                    additional shares of common stock from the selling stockholders identified in this prospectus at the public offering price, less underwriting discounts and commissions, to cover over-allotments of shares, if any. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares of common stock to purchasers on                        , 2012.

J.P. Morgan	Deutsche Bank Securities	Barclays Capital

RBC Capital Markets	William Blair & Company

                        , 2012

Unique and fully integrated CloudWorx CaaS Platform
Cloud-based
All-IP
Software-based
Applications API
Open architecture
Quality of Service
Standards-based
AppWorx®
SuperRegistry®
Media Peering Grid™
CloudCentral Portal
CloudWorx CaaS Platform
Multimodal Communications
SMS
Enabling Unified Communications

        You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

        Until                        , 2012, U.S. federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        This prospectus summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that may be important to your investment decision. Before making an investment decision, you should carefully read and consider this entire prospectus, including our financial statements and the related notes included elsewhere in this prospectus and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Unless otherwise indicated, the terms "IntelePeer," "we," "us" and "our" refer to IntelePeer, Inc. and its subsidiary.

Business Overview

        We are a provider of on-demand, cloud-based communications services to service providers and enterprises. Our customers can leverage our proprietary Communications-as-a-Service, or CaaS, platform, which we refer to as our CloudWorx CaaS Platform, to deliver multimodal communications services, including voice, unified communications, video and other rich-media applications, to communications devices with reduced cost and improved quality compared to existing alternatives. Our CloudWorx CaaS Platform allows customers to rapidly and easily transition from legacy network infrastructures to our flexible, software-based, multimodal, IP-based solutions. Our service provider customers include wireless and wireline carriers, as well as cable and voice over IP, or VoIP, providers. Our enterprise customers include businesses seeking integrated multimodal communications solutions.

        The global telecommunications industry is undergoing a shift to next-generation IP-based communication technologies from legacy telephone networks. This transition is being driven by the widespread availability of broadband Internet connectivity and the emergence of cloud-based infrastructures and on-demand service delivery models, such as Software-as-a-Service, or SaaS. Cloud-based infrastructures or services refer to services that are delivered from remote servers at shared data centers over the Internet to clients or their customers, in contrast to services delivered using servers and computers controlled and operated by the client on its internal networks at its owned or leased facilities. We believe these trends, along with the inability of legacy infrastructures to support user demand for next-generation multimodal communications services, have created an opportunity and a need for a flexible and high-quality cloud-based communications platform.

        Our on-demand CloudWorx CaaS Platform is fast to implement, easy to administer through our self-service web-based CloudCentral Portal and highly scalable. It is based on a sophisticated and integrated multi-layer approach, which includes:

  •
  our software-based Media Peering Grid service, providing any-to-any connection capabilities and allowing service providers and enterprises to cost-effectively interconnect and transport communications traffic, at a rate of more than 22 billion minutes annually based on our traffic in the first nine months of 2011;

  •
  our SuperRegistry directory, currently containing more than 400 million telephone numbers and end-point identifying addresses for wireless, wireline and other communications devices, enabling intelligent routing of communications traffic over our Media Peering Grid service; and

  •
  our AppWorx open and secure communications application development environment, which allows our customers and partners to build and offer a growing set of multimodal communications applications, which they can use to generate additional revenue or enhanced productivity.

These three layers are fully integrated, allowing simplified delivery of enhanced voice and rich-media services connecting through the industry-standard Session Initiation Protocol, or SIP, to IP devices and enabling connectivity to traditional non-IP communication devices, such as legacy telephones. Our software-based platform scales easily without requiring significant additional capital expenditures to create and implement new services for new and existing customers and provides significant benefits versus traditional neutral and direct interconnection arrangements.

        Our CloudWorx CaaS Platform is used by service provider customers, such as Sprint Nextel Corp. and Qwest Communications, and enterprise customers, as well as our channel partners delivering communications services to enterprises using equipment and software supplied by technology partners such as Microsoft, Cisco, Avaya and Siemens.

        We believe that our cloud-based architecture, the scale of our proprietary, multi-layer, fully-integrated CloudWorx CaaS Platform, and the network effects arising out of the breadth of our relationships with service provider customers, enterprise customers and channel partners, provide us with a significant competitive advantage.

        Our revenue is derived principally from the delivery of communications services over our CloudWorx CaaS Platform. Substantially all of our revenue to date has been derived from the transmission of voice traffic and related value-added services. Service provider and enterprise customers direct communications traffic to us, which we route through our peering partners so that the traffic can be delivered to the ultimate recipient of the communication, which is the end-point device. We typically charge our customers based upon minutes of use for traffic delivered through our platform.

        Our customer contracts generally are non-exclusive and have neither volume nor time period commitments. Our top two customers, in the aggregate, represented 45 percent of our revenue during 2010 and our top two customers, in aggregate, represented 33 percent of our revenue in the nine months ended September 30, 2011. In 2010 and the nine months ended September 30, 2011, 2.7 percent and 4.9 percent of our revenue, respectively, was generated from enterprise customers.

        For the nine months ended September 30, 2010 and 2011 our revenue was $80.4 million and $106.2 million, respectively, representing year over year growth of 32 percent, and our net loss was $7.8 million and $9.6 million, respectively. For 2008, 2009 and 2010 our total revenue was $43.4 million, $76.2 million and $111.5 million, representing year-over-year organic growth rates of 57 percent, 76 percent and 46 percent, respectively. For the same periods, our net loss was $5.1 million, $3.3 million and $11.6 million, respectively.

Industry Overview

        Despite significant developments in communications technology, the basic public telephone system, which is known as the Public Switched Telephone Network, or PSTN, continues to rely on legacy networks using many of the same techniques that have been used for decades to connect one voice caller to another. The legacy PSTN structure requires coordination across service providers and creates significant costs, including transit charges and other payments to intermediate service providers. In addition, the transit of communications across multiple service providers can degrade voice quality and reduce reliability. This structure also lacks flexibility to support multimodal communications and creates obstacles to the introduction of new forms of communications services and applications.

        The growth of next-generation communications services, driven by the increasing availability of broadband Internet connections, has led to the development of the SIP standard protocol to provide a uniform standard for controlling multimodal communications sessions among IP networks, unified communications systems and end-user communications devices. Infrastructure investments in, and widespread availability of, broadband Internet connections have led to an increase in the adoption of unified communications systems, offering more advanced features such as VoIP, email, instant messaging, collaboration and video conferencing as well as the ability to combine different forms of multimodal communications such as voice and video. SIP-based communications enable substantial cost savings, operating flexibility and advanced features relative to traditional telephony.

        However, due to the lack of an end-to-end SIP-based communications platform, the legacy PSTN has had to serve as a bridge for traffic between and among VoIP and other SIP networks as well as for connections to non-IP-based networks and end point devices, thus losing the advantages of SIP. This legacy PSTN infrastructure has become increasingly difficult to support as service providers balance the need to upgrade networks and introduce new communications services, with the goal of reducing operating costs and capital expenditures. Traditional approaches are severely limited by their inadequate support for software-based communications and rich media applications, higher capital and operating costs, reliance on multiple regional and local physical facilities, inefficient routing, lack of dynamic network capacity allocation and the absence of a centralized directory for multimodal communications.

        Some service providers that exchange significant volumes of traffic have used SIP to directly interconnect with other service providers. These direct connect approaches require unique solutions for each individual partner, which are complex to implement and costly to manage because of the large number of direct interconnects required and the inefficiency of managing multiple partner relationships. In addition, existing neutral interconnect solution providers offering peering services use a series of hardware switches that rely on legacy protocols and a hierarchical architecture that must be deployed in every local market where communication services are to be provided. These neutral interconnect solutions require high initial capital expenditures and significant ongoing maintenance. Moreover, these solutions still rely upon the PSTN hierarchical architecture and are not capable of providing large scale multimodal communications solutions.

        By migrating to IP networks, service providers can leverage the flexibility of a software and cloud-based platform to increase the variety of communications services delivered to customers as hosted offerings. Further, customers recognize that, in addition to the many service improvements, adoption of SIP as a protocol for controlling multimedia communication sessions, such as voice and video over IP, provides the potential to drive down telecommunications costs as IP-based networks are more efficient and cost-effective than those that rely on legacy PSTN infrastructure. According to IDC, the total U.S. telecommunications services market is expected to reach $326.5 billion by 2014.(1) Additionally, Infonetics Research has forecasted that the worldwide market for VoIP services could reach $74.5 billion by 2015.(2) Connecting IP-based networks to each other or the PSTN, which is referred to as SIP trunking, represents one of the fastest growing segments within the VoIP services market, and is forecasted to increase at a compound annual growth rate of 52 percent from $599 million in 2010 to $4.8 billion in 2015.(2) In addition to the migration of communications traffic from the PSTN to IP networks, a number of other trends in the industry are driving the growth in demand for a new cloud-based communications service platform including the proliferation of broadband connectivity, emergence of cloud-based service architectures, the proliferation of SIP/IP-based devices, increased demand for multimodal and unified communications.

(1)
IDC, "U.S. Telecommunications Services 2010-2014 Forecast," IDC #223323, July 2010.
(2)
Infonetics Research, "VoIP and UC Services and Subscribers Biannual Worldwide and Regional Market Share, Size, and Forecasts," March 28, 2011.

Our Competitive Strengths

        Our solutions address the needs of service providers and enterprises while maintaining capital and operating efficiency. We believe the following strengths differentiate us and position us for continued growth:

  •
  Cloud-based services architecture.  Our solutions are delivered on demand through a cloud-based architecture that can serve customers anytime and anywhere. This flexible and scalable architecture also enables us to customize our services to match each new customer's needs, thereby eliminating the challenges often associated with the adoption and implementation of fixed, one-size-fits-all solutions.

  •
  Fully-managed, IP-based Media Peering Grid service.  Our proprietary software-based, fully-managed, distributed Media Peering Grid service provides carrier-grade, high-quality voice and connectivity that can be relied on as a primary communications network. Our flexible Media Peering Grid software supports both legacy and VoIP network interoperability and enables our customers to efficiently and cost-effectively transition their communications infrastructures from the legacy PSTN to an IP network incrementally and on demand, thus reducing expenses associated with legacy architecture as well as call delivery tolls and circuit expenses.

  •
  Extensive, secure, multimodal SuperRegistry directory.  The scale and multimodal nature of our directory give us the ability to complete a call to any connected end-point device, regardless of whether it is a PSTN-based handset or a SIP-connected device. Using our proprietary intelligent routing software, and the telephone numbers and end-point identifying addresses in our SuperRegistry directory, we are able to determine the interface type necessary to complete the connection and route traffic more efficiently from end-to-end, through our Media Peering Grid service. Furthermore, our SuperRegistry directory enables our enterprise customers to achieve rich media, all-IP unified communications across disparate communications technologies with other enterprises and IP connected devices.

  •
  AppWorx open application development environment.  Our AppWorx open application development environment provides software developers and channel partners with access to powerful tools for rapid development and integration of new communications services. These applications and new services can be accessed from anywhere, deployed quickly over our platform and easily integrated into existing web services or software applications. Our AppWorx development environment enables our customers to develop and use these applications to provide additional functionality and new and differentiated services to their end-users, which our customers can use to develop a stronger relationship with their end-customers.

  •
  Powerful network effects.  We benefit from strong network effects driven by the large volume of numbers in our SuperRegistry directory. As our service provider peering partnerships and enterprise customer base grow, the benefits each existing customer realizes by using our platform increase, resulting in reduced costs for our customers and increased traffic through our platform. New features and partnerships broaden our value proposition, attracting more customers, peering partners and channel partners. The scale of our business and depth of our relationships not only attract new customers but also serve as barriers to entry for potential competitors.

  •
  Fully integrated communications platform.  Our multi-layer platform, which integrates transport, peering, registry services and application programming interfaces, or APIs, offers our customers a one-stop, flexible and full-featured solution for developing and extending their communications services as compared to alternatives that focus on local market, hardware-based solutions. Our fully integrated platform also enables us to be flexible and to easily add and deploy new IP-enabled communications and collaboration services as our customers' needs evolve.

Our Strategy

        Our objective is to continue to leverage our CloudWorx CaaS Platform to establish a position as a leading provider of communications solutions for service providers and enterprises. We intend to accomplish this by pursuing the following strategies:

  •
  Establish the technology leadership of our CloudWorx CaaS Platform.  We intend to continue to invest in our platform through internal development or by acquiring complementary technology. These activities are expected to broaden our support for new collaboration and communications features, enhance the capabilities of our SuperRegistry directory, and expand our AppWorx application development environment to drive broader adoption among new customers and developer communities.

  •
  Extend the reach and breadth of our peering partnerships.  We plan to add additional telephone numbers and end-point identifying addresses to our SuperRegistry directory from new and expanded relationships with service providers and enterprise customers. As we add additional direct peering partners, we expect to increase our communications traffic and revenue without needing to utilize the legacy PSTN, which we expect will reduce our traffic delivery costs.

  •
  Grow our relationships with existing customers.  Our sales team works closely with our customers to understand their challenges and industry trends, determine the services that we can provide to better serve their needs as well as to identify areas of focus for our ongoing research and development activities. These relationships allow our support team to respond more quickly and effectively to customer needs and our development team to provide customized solutions for our customers. We intend to continue to leverage the work of our sales team to identify and deliver additional services to expand our relationships.

  •
  Expand our customer base and technology partnerships.  We intend to expand our base of enterprise customers by deepening our existing technology partnerships, developing new technology partnerships and expanding our network of channel partners. We also intend to focus on expanding our service provider customer base by leveraging our CloudWorx CaaS Platform, investing in our direct sales force and educating service providers on the potential opportunity to reduce or eliminate capital expenditures and reduce operating costs by leveraging our platform.

  •
  Broaden our international presence.  We plan to extend our geographic reach and coverage by expanding our peering partner network and SuperRegistry directory globally through the addition of international service providers, peering partners and global enterprise customers.

Risks

        Investing in our common stock involves significant risks. You should carefully consider the risks in "Risk Factors" before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or a part of your investment. Below is a summary of some of the principal risks we face.

  •
  Our recent growth rates may not be indicative of our future growth;

  •
  We have a history of losses and may not achieve profitability in the future;

  •
  Our revenue is concentrated in a limited number of customers, and our contracts do not include any fixed commitments to use our services;

  •
  We face significant competition from both established and new service providers and we may not compete successfully;

  •
  We operate in a dynamic legal and regulatory environment where changes in laws and regulations could adversely impact our business; and

  •
  We are subject to federal and state regulation, and we may be subject to enforcement and other adverse proceedings that may have a material adverse effect on our reputation or our future results of operations.

Corporate Information

        We were incorporated in June 2003 under the laws of the State of Washington as Voex, Inc. We were reincorporated under the laws of the State of Delaware in October 2006. We changed our name to IntelePeer, Inc. in September 2007. Our principal executive offices are located at 2855 Campus Drive, Suite 200, San Mateo, California 94403, and our telephone number is (650) 525-9200. We maintain a corporate website at www.intelepeer.com. The information on, or accessible through, our website does not constitute a part of, and is not incorporated into, this prospectus.

        Our trademarks include IntelePeer®, our company name and logo, AppWorx®, CloudWorx™, CoreCloud™, CloudCentral™, IntelePeer AppWorx®, Media Peering Grid™ and SuperRegistry®. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of their respective owners.

THE OFFERING

Common stock offered:
By us	shares ( shares if the underwriters exercise their over-allotment option in full)
By the selling stockholders	shares ( shares if the underwriters exercise their over-allotment option in full)
Total	shares
Common stock to be outstanding after this offering	shares
Over-allotment option
The underwriters have an option to purchase a maximum of additional shares of common stock from us and additional shares of common stock from the selling stockholders identified in this prospectus at the public offering price, less underwriting discounts and commissions, to cover over-allotments of shares, if any. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $ million, assuming an initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We currently intend to use approximately $25.3 million of the net proceeds from this offering to repay loans outstanding under our existing equipment purchase facilities and any accrued but unpaid interest thereon and other related fees. We currently intend to use the remainder of the net proceeds from this offering for working capital and general corporate purposes.
We will not receive any proceeds from the sale of common stock by the selling stockholders.
See "Use of Proceeds" for additional information.
Risk factors	See "Risk Factors" immediately following this prospectus summary to read about factors you should consider before investing in our common stock.
Proposed market symbol	We have applied for listing of our common stock on the Nasdaq Global Market under the symbol "PEER."

        The number of shares of our common stock expected to be outstanding after completion of this offering is based on 26,842,244 shares outstanding as of September 30, 2011, and excludes:

  •
  7,659,282 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2011 at a weighted average exercise price of $1.65 per share;

  •
  1,057,603 shares of common stock reserved for issuance upon the exercise of warrants outstanding as of September 30, 2011 at a weighted average exercise price of $1.67; and

  •
  1,723,302 shares of common stock reserved for issuance under our equity incentive plan as of September 30, 2011.

Unless otherwise indicated, this prospectus reflects and assumes the following:

  •
  the conversion of all then-outstanding shares of our convertible preferred stock into an aggregate of 21,569,923 shares of common stock upon the closing of this offering;

  •
  the conversion of all then-outstanding warrants to purchase shares of convertible preferred stock, which warrants by their express terms do not terminate if not exercised prior to this offering, into warrants to purchase an identical number of shares of common stock upon the closing of this offering;

  •
  the exercise in full of all then-outstanding warrants to purchase shares of convertible preferred stock and common stock prior to the closing of this offering pursuant to conditional notices of exercise received for warrants which by their express terms terminate if not exercised prior to this offering;

  •
  a 1.5-to-1 reverse stock split of our outstanding stock effected on August 9, 2011 and a 1.33333333-to-1 reverse stock split effected on September 29, 2011, which together had the effect of an approximately 2-to-1 reverse stock split for securities outstanding prior to August 9, 2011; and

  •
  no exercise by the underwriters of their over-allotment option.

SUMMARY FINANCIAL DATA

        The following table summarizes our financial data for the periods presented. We have derived the summary statement of operations data for the years ended December 31, 2008, 2009 and 2010 from our audited financial statements included elsewhere in this prospectus. We have derived the summary statement of operations data for the nine months ended September 30, 2010 and 2011 and the balance sheet data as of September 30, 2011 from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the annual audited financial statements, and, in the opinion of management reflect all adjustments necessary for the fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(in thousands, except share and per share data)
				(unaudited)	(unaudited)
Statement of Operations Data:
Revenue	$43,352	$76,194	$111,549	$80,445	$106,234
Operating expenses:
Peering partner compensation	29,824	50,232	79,108	56,890	74,927
Infrastructure costs	2,987	5,265	6,348	4,546	5,691
Operations(1)	3,353	4,673	5,578	4,181	5,610
Research and development(1)	2,447	3,567	4,069	3,042	4,688
Sales and marketing(1)	4,741	6,367	7,693	5,636	10,411
General and administrative(1)	2,177	4,568	5,547	4,177	5,927
Depreciation and amortization	1,852	2,373	3,719	2,627	3,960

Total operating expenses	47,381	77,045	112,062	81,099	111,214

Loss from operations	(4,029)	(851)	(513)	(654)	(4,980)
Interest expense, net	(1,274)	(1,488)	(2,614)	(1,842)	(2,072)
Change in fair value of warrant liabilities	163	(1,004)	(8,492)	(5,260)	(2,590)

Net loss	$(5,140)	$(3,343)	$(11,619)	$(7,756)	$(9,642)

Net loss per share of common stock, basic and diluted(2)	$(1.17)	$(0.76)	$(2.65)	$(1.77)	$(1.98)

Shares used in computing net loss per share of common stock, basic and diluted(2)	4,378,964	4,378,964	4,381,308	4,378,964	4,864,178

Pro forma net loss per share of common stock, basic and diluted (unaudited)(2)			$(0.15)		$(0.27)

Shares used in computing pro forma net loss per share of common stock, basic and diluted (unaudited)(2)			25,225,094		26,289,604

	As of September 30, 2011 (unaudited)
	Actual	Pro Forma(3)	Pro Forma as Adjusted(4)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,093	$5,093	$
Working capital (deficit)	(14,219)	(14,219)
Total assets	61,794	61,794
Total indebtedness(5)	26,074	26,074
Warrant liabilities	7,996	1,617
Redeemable convertible preferred stock	40,386	—
Total stockholders' equity (deficit)	(36,439)	10,326

(1)
The following table presents stock-based compensation expense included in each expense category (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Operations	$27	$31	$144	$100	$192
Research and development	16	49	81	56	725
Sales and marketing	185	111	153	99	3,056
General and administrative	91	106	186	138	244

Total stock-based compensation	$319	$297	$564	$393	$4,217

(2)
Please see Notes 1 and 12 to our audited financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share of common stock and pro forma net loss per share of common stock.

(3)
The pro forma column in the balance sheet data table above reflects (i) the conversion of all outstanding shares of our convertible preferred stock into 21,569,923 shares of common stock immediately upon the completion of this offering and (ii) the resulting reclassification of the convertible preferred stock warrant liability to additional paid-in capital.

(4)
The pro forma as adjusted column in the balance sheet data table above reflects (i) the conversion of all outstanding shares of our convertible preferred stock into 21,569,923 shares of common stock immediately upon the completion of this offering, (ii) the resulting reclassification of the convertible preferred stock warrant liability to additional paid-in capital and (iii) the receipt of the net proceeds from the sale of                        shares of common stock offered by us in this offering at an assumed initial public offering price of $            per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our cash and cash equivalents, working capital, total assets and total stockholders' equity by $            , assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(5)
Total indebtedness includes $20.1 million in equipment financing obligations, $5.5 million of obligations under our revolving accounts receivable loan facility, and $0.4 million payable under our capital lease obligation. See Notes 4 and 10 to our audited financial statements included elsewhere in this prospectus.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider all the risks described below before making a decision to invest in our common stock. Our business could be harmed by any of these risks at any time. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Business

We have experienced rapid growth in recent periods and our recent growth rates may not be indicative of our future growth. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction or adequately address competitive challenges.

        Our revenue has increased substantially since our inception, but we may not be able to sustain revenue growth consistent with recent history, or at all. We believe growth of our revenue depends on a number of factors, including our ability to:

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  Price our services effectively so that we are able to attract and retain customers without compromising our profitability;

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  Attract new customers, increase our existing customers' use of our services and provide our customers with excellent customer support;

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  Continue to increase the number of telephone numbers and end-point identifying addresses in our SuperRegistry directory;

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  Develop new communications applications to increase our customers' use of our services;

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  Efficiently and accurately capture cost and revenue data for the more than 1.8 billion minutes of traffic delivered per month over our platform;

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  Introduce our services to new markets outside of the United States; and

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  Increase awareness of our brand on a global basis.

We can not assure you that we will be able to successfully accomplish any of these tasks.

        Additionally, we currently plan to expand our business significantly to satisfy the anticipated demand for our services. To manage this growth, we must improve operational and financial systems, procedures and controls, and expand, train and manage our employee base. We must maintain and expand relationships with current customers, peering partners and other third parties, while attracting new customers, peering partners and channel partners. If we cannot manage our growth effectively, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

We have a history of losses and may not achieve or maintain profitability in the future.

        We had net losses of $3.3 million, $11.6 million and $9.6 million in the years ended December 31, 2009 and 2010 and the nine months ended September 30, 2011, respectively. We cannot predict if we will attain profitability in the near future or at all. We expect to continue to make significant expenditures to develop and expand our business. In addition, as a public company, we will incur additional legal, accounting and other expenses that we did not incur as a private company. These increased expenditures will make it more difficult to achieve future profitability. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and unforeseen expenses, difficulties, complications and delays and other unknown events. Accordingly, we may not be able to achieve or maintain profitability. We will need to generate significant revenue to achieve profitability, and we cannot assure any prospective investor that we will be able to do so. Likewise, we cannot assure you of our ability to sustain or increase such profitability on a quarterly or annual basis in the future.

Our revenue is concentrated in a relatively limited number of customers, and our contracts do not include any fixed commitment to use our services. The termination of these contracts by our customers, or a decrease in traffic from those customers, could materially and adversely impact our results of operations and financial condition.

        Our top two customers for the nine months ended September 30, 2011, Sprint and Qwest, represented 21 percent and 12 percent of our revenue for the period, respectively. Our top two customers in 2010, Sprint and Qwest, represented 29 percent and 16 percent of our revenue for the period, respectively. In general, our customer contracts are non-exclusive and have neither volume nor time period commitments. Any customer is able to discontinue the use of all or a portion of our services at any time. If one or more customers were to reduce their demand for our services, our revenue could decline. If we lose one or more of our top customers, or, if one or more of these major customers significantly decreases its use of our services, our business will be materially and adversely affected. From time to time, we have experienced material reductions in revenue from key customers. For example, our revenue from one of our top customers decreased from $35.3 million in 2009 to $18.2 million in 2010. Revenue from another top customer decreased from $2.9 million in 2008 to $0.2 million in 2009. There can be no assurance that we will not have similar substantial decreases in customer revenue in the future, or that the growth in our other customers will make up for any such decreases. As a result, our future revenue is difficult to forecast. Because our expense levels are based on our expectations as to future revenue and to a large extent are fixed in the short term, we might be unable to adjust spending in time to compensate for any shortfall in revenue. Accordingly, any significant shortfall of revenue in relation to our expectations will harm our operating results.

Our pricing and billing systems are complex and errors could adversely affect our revenue and profits.

        We currently route more than 1.8 billion minutes of voice traffic each month and operate in a dynamic market, which makes our pricing and billing efforts complex to develop and challenging to implement. To be profitable, we must have accurate and complete information about the costs associated with connecting data and voice transmissions over our platform, and properly incorporate such information into our pricing model. Our pricing model must also reflect accurate and current information about the market for our services, including the pricing of competitive alternatives for our services, as well as reliable forecasts of traffic volume. We may determine pricing for our services based on data that is outdated or otherwise flawed. Even if we have complete and accurate market information, we may not set prices to optimize both revenue and profitability. If we price our services too high, the amount of traffic that may be routed through our platform may decrease and accordingly our revenue may decline. If we price our services too low, our margins may be adversely affected, which will reduce our ability to achieve and maintain profitability.

        Additionally, we rely heavily on a single third party to provide us with key software and services for our billing. If that third party ceases to provide those services to us for any reason, or fails to perform billing services accurately and completely, we may not be able to deliver accurate invoices promptly. Delays in invoicing can lead to delays in revenue recognition, and inaccuracies in our billing could result in lost revenue. If we fail to adapt quickly and effectively to changes affecting our costs, pricing and billing, our profitability and cash flow will be adversely affected.

Commercial disputes and collection issues are common in our industry and any disputes with our peering partners or our customers could result in increased expenses or an inability to collect revenue for services provided and any collection problems could result in delays or failures to collect revenue.

        Our direct and indirect peering arrangements are based on commercial agreements with a variety of parties. Disputes concerning payment for services rendered can occur for numerous reasons given the complexities of the regulatory environment and the number of parties involved in handling communications traffic. From time to time, we may dispute an invoice for the amount of traffic that we delivered to our peering partners or the rates that should have been applied to that traffic. Dispute resolution generally requires a review of call detail records and negotiations with our peering partners. If we subsequently determine that the disputed amounts will be settled for an amount in excess of the amount which we originally accrued, we will recognize the difference as an increase in peering partner compensation which would adversely impact our results of operations. For example, for the year ended December 31, 2010, we determined that certain disputed amounts could result in an additional charge of $1.1 million, which resulted in us recognizing this amount as additional peering partner compensation.

        We are also subject to potential billing disputes with customers. Additionally, some customers have failed to pay for services because their financial condition limits their ability to satisfy their obligations. For example, in 2007, a customer that represented 1.6 percent of our revenue defaulted on its obligation of $163,000 and declared bankruptcy. Delays in receiving payments, or our inability to collect payments pursuant to such agreements, can adversely impact our business.

Our financial position, revenue, operating results and profitability may vary significantly from quarter to quarter, which could cause the price of our common stock to decline significantly.

        As our business continues to grow, we believe that our quarterly operating results may be subject to significant fluctuation due to various factors, many of which are beyond our control. Factors that may affect our quarterly operating results in the future include the risk factors discussed in this Risk Factors section, and in particular the following:

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  changes in the amount of voice traffic which major customers route through our CloudWorx CaaS Platform;

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  our failure to properly anticipate changes in the price our customers are willing to pay, or the costs we must pay, to deliver certain traffic;

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  the timing, capacity and breadth of direct peering established to support our customers;

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  decisions by our service provider customers to establish direct connection arrangements with other major service providers rather than route traffic through our CloudWorx CaaS Platform;

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  fluctuations based upon seasonality or the weighted average number of business days in a particular quarter;

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  traffic outages or other failures of our platform; and

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  variability of operating expenses as a percentage of revenue.

        Accordingly, it is difficult for us to accurately forecast our results of operations on a quarterly basis. If we fail to meet expectations of investors or analysts, our stock price may fall rapidly and without notice. Furthermore, the fluctuation of our quarterly operating results may render period-to-period comparisons of our operating results less meaningful and you should not rely upon them as an indication of our future performance.

We have a limited operating history and a relatively new business in an emerging and rapidly evolving market, making it difficult to evaluate our business and future prospects, thereby increasing the risk of your investment.

        The revenue and income potential of our business and market is unproven, and our limited operating history with our current business model makes an evaluation of our business and prospects difficult. We were incorporated in June 2003 and since inception have been generating revenue from service provider customers. We first began offering applications to enterprise customers in 2008. In 2010 and the nine months ended September 30, 2011, 2.7 and 4.9 percent of our revenue, respectively, was generated from enterprise customers.

        Our ability to grow our business will depend significantly on an increase in the adoption of new technologies, which may not occur or may not occur as quickly as we anticipate. Our CloudWorx CaaS Platform has the ability to deliver multimodal communications services, including voice, video, unified communications and other rich-media applications. If the market for these multimodal and unified communications capabilities does not develop, or develop as fast as we expect, our revenue may not grow.

        We also seek to expand our business through growth in markets outside of the United States. We have no experience in providing services to, or in navigating the regulatory landscape of, those markets. If we fail to execute our business plan and attract new customers from outside of the United States, we may be unable to grow our revenue or offset declines in revenue in the United States.

        Additionally, current or future competitors may develop and offer competing products or services that are, or are perceived to be, superior to our services in some respect. Our services may not be sufficiently competitive with those new products or services and, as a result, our revenue may decrease.

Decreasing telecommunications rates may diminish or eliminate our competitive pricing advantage.

        The market for communications services is highly competitive and is characterized by decreasing rates for services. Even as traffic volumes have increased due to the increasing penetration of broadband Internet access services and consumer demand for content over such services, the rates that service providers pay each other has decreased over time. International and domestic telecommunications rates have decreased significantly over the last few years in most of the markets in which we operate, and we anticipate these rates will continue to decline in all of the markets in which we do business or expect to do business. If we are unable to reduce our operating expenses and adjust the rates we charge for our services, the decreasing market rates for the exchange of traffic may diminish or eliminate our competitive pricing position. Continued rate decreases may require us to lower our rates to remain competitive and could reduce or possibly eliminate any gross profit from our services.

If we fail to accurately forecast our revenue or the commitments we must make to satisfy demand for our services, our results of operations and financial condition could be adversely affected.

        We must continue to invest in our business such that we have sufficient infrastructure and support to transport increasing numbers of minutes through our Media Peering Grid service. Our investment in our infrastructure depends largely on our forecasts of demand for our services, which is based on historical growth in the use of our services. If communications traffic declines or does not grow as fast as it has historically grown, our revenue may be less than we forecast, and we may have incurred infrastructure costs in excess of what was required to facilitate the delivery of communications traffic through our platform. If demand for our services exceeds our forecasts, our infrastructure may not be prepared for such an increase in demand and we may not be able to capitalize fully on the growth opportunity and increase our revenue in an optimal manner. In either case, the results of operations and our financial condition could be adversely affected.

We may lose customers if we experience system failures that significantly disrupt the availability and quality of the services that we provide.

        Our operations are dependent upon our ability to prevent system interruption. We have experienced system failures from time to time, including loss of power in a commercially hosted facility, software bugs that prevented calls from routing normally and fiber cuts that denied access to a site from our backbone. In the past, these system failures caused periods of low quality service lasting from 10 to 180 minutes and total site unavailability of 10 to 60 minutes. Although we have endeavored to mitigate the potential impact of failures through our distributed platform and redundant operations, there is no guarantee that we will not have system failures in the future, including those that are materially worse in scope or duration. Any interruption in the ability of our customers to use our services reduces our current revenue, could harm our future revenue, and could subject us to additional regulatory scrutiny. Such interruptions could also undermine customer confidence in the reliability of our services and cause us to lose customers or make it more difficult to attract new ones.

        Our business also requires us to protect our infrastructure against damage from human error, fire, earthquakes, floods, power loss, sabotage, intentional acts of vandalism, terrorism and similar events. Despite any precautions we may take, the occurrence of a natural disaster, power outage or other unanticipated problems could result in lengthy interruptions in the availability of our services. We do not carry business interruption insurance sufficient to compensate us for losses that may result from interruptions in the availability of our services as a result of system failures.

Our offerings are dependent upon third-party facilities, equipment and services, and interruptions or delays in service from our third-party facility providers could impair our ability to deliver our services to our customers, resulting in customer dissatisfaction, damage to our reputation, loss of customers, limited growth and reduction in revenue.

        We rely on third parties' facilities and equipment to operate our business as our customers' traffic traverses a variety of facilities controlled by third parties. We principally buy equipment and software to build and update our system infrastructure from one supplier. If our third-party service providers fail to maintain facilities properly, if our equipment fails to perform as expected or if the providers of facilities or equipment fail to respond quickly to problems, our customers may experience service interruptions. Such service interruptions may affect the perceived reliability of our service which could damage our brand and reputation adversely affecting our growth. Additionally, we rely on a single supplier to provide us with key billing and related services. If that supplier stops providing those services to us for any reason, we could experience disruption in our ability to quickly capture the information we need to promptly generate invoices for our services. These delays in invoicing could materially delay our receipt of revenue from our customers.

Our IP telephony offering relies, in some instances, on third parties to originate and deliver all calls placed and received by such customers.

        In offering IP telephony services, we rely on the infrastructure of the third-party network service providers who are our peering partners to provide telephone numbers, PSTN call termination and origination services and local number portability. In relying on such third parties, we are able to offer our services over a greater geographic area and can compete with other providers of such services in a broader marketplace. But in relying on such third parties, we have less control over the quality and reliability of our service. Moreover, if any of these third-party service providers cease operations or otherwise terminate services on which we depend, we could suffer customer loss or increased costs for our services, which could have a material adverse impact on us and our reputation.

We face significant competition from both established and new service providers, as well as from our customers, and if we do not compete successfully, we could lose market share, experience reduced revenue or suffer losses.

        The services we provide are also offered by others and in the future may be offered by an increasing number of parties. Currently, we face competition from legacy telecommunications service providers as well as emerging providers of voice peering services. Our competitors include traditional telecommunications carriers and other providers of specialized communications services.

        There are few substantial barriers to pursuing business from our customers, and we expect to face additional competition from new market entrants in the future. Many of our current and potential competitors have substantially greater financial, technical and marketing resources, larger customer bases, greater name recognition and more established relationships in the industry than we have. As a result, certain of our competitors may be able to develop and expand their network infrastructures and service offerings more quickly, adapt to new or emerging technologies and changes in customer requirements more quickly, take advantage of acquisitions and other opportunities more readily, devote greater resources to the marketing and sale of their services and adopt more aggressive pricing and incentive policies than we can. Those service providers may attract communications traffic that is currently utilizing our CloudWorx CaaS Platform.

        Moreover, some of the potentially biggest users of our peering services, like incumbent local exchange carriers, competitive local exchange carriers and wireless and cable companies, may enter into direct peering arrangements between and among themselves and with other service providers. Such direct connections may result in lower traffic volumes for us and negatively impact our business.

        Our ability to compete effectively will depend on a number of factors, including without limitation:

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  our ability to offer cost-effective and high-quality services consistently and without delay;

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  our ability to respond quickly and effectively to market demand for new services;

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  our ability to adopt or adapt to changing regulatory standards and industry practices;

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  the number and nature of our competitors and competitiveness of their services; and

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  the entrance of new competitors into our markets.

        Many of these factors are outside of our control. For these reasons, we may not be able to compete successfully against our current or future competitors.

Consolidation in the telecommunications industry could lead to an unexpected and significant reduction in revenue.

        The telecommunications industry has historically been marked by significant consolidation. If two service providers that are currently connecting traffic through our platform become part of a single entity and network infrastructure, those parties may no longer need to route telecommunications traffic through our platform, which will adversely affect the revenue we generate from such traffic.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and changing customer needs, our services may become less competitive or obsolete, and we could lose customers or market share.

        Our future success will depend in part on our ability to modify or enhance our services to meet customer needs, to add functionality and to address technological advancements. The telecommunications industry is characterized by rapid technological change and new service offerings, which could make our service offerings obsolete or too costly or inefficient on a relative basis. We must adapt to this rapidly changing market by continually improving the features, functionality, reliability and responsiveness of our services, and by developing new features, services and applications to meet changing customer needs or developing industry standards. We cannot assure you that we will be able to adapt to these challenges or respond successfully or in a cost effective way. Failure to do so would adversely affect our ability to compete and retain customers or market share. In addition, our innovations may not achieve the market penetration or price levels necessary for profitability.

The market for next generation communications services may not develop as we anticipate.

        The market for multimodal communications and unified communications services is at an early stage of development, and the market for these services may not achieve high levels of demand. Our success depends on the willingness of enterprises to adopt these next generation communications services. If demand for these services does not develop as we expect, it may adversely affect our revenue growth from enterprise customers.

Our sales channels may not be effective in selling our communications services to enterprise customers.

        Currently, we rely on sales channels to acquire enterprise customers. If our sales channel partners are not effective in generating demand from enterprise customers for our services, we may have to evaluate alternative customer acquisition models, including introducing a direct sales model for attracting and retaining enterprise customers. As a result, our operating costs may be significantly increased, which may adversely affect our ability to achieve or maintain profitability.

Our CloudWorx CaaS Platform could subject us to litigation and other disputes from third parties.

        Our CloudWorx CaaS Platform relies on multiple service providers to deliver communications traffic. We enter into contractual or other arrangements with the service provider from which we receive traffic and with the peering partner to which we deliver communications traffic. However, we do not have written contractual arrangements with all of the parties that participate in the origination, transit or termination of traffic through our platform. Our partners provide us assurances that they are in compliance with applicable laws and regulations. While our contracts address compensation issues, they also recognize that the market is subject to regulatory uncertainty and changes in law. We may be subject to litigation or other disputes as a result of our indirect peering business. We may not have recourse through contractual indemnification. Our inability to seek recourse either from those with which we enter into written contracts or third parties may adversely impact our business.

We could be subject to litigation that could adversely affect our business or operations.

        We are currently the defendant in one lawsuit, and a second lawsuit has been threatened against us. These current or potential lawsuits allege various failures by our management, and could distract attention from our operation of our business. These matters are described in "Business—Legal Proceedings."

We may be vulnerable to security breaches, which could disrupt our operations and have a material adverse effect on our financial performance and operating results.

        A party who is able to compromise the security of our facilities could misappropriate either our proprietary information or the personal information of our customers, or cause interruptions or malfunctions in our operations. We may be required to expend significant capital and financial resources to protect against such threats or to alleviate problems caused by breaches in security. As techniques used to breach security change frequently, and are generally not recognized until launched against a target, we may not be able to implement security measures in a timely manner or, if and when implemented, these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, loss of existing or potential customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our financial performance and operating results.

If our security measures are breached and unauthorized access is obtained to a customer's stored data or any consumer data that we may store from time to time or if data is lost due to hardware failures or errors, our services may be perceived as not being secure, customers may curtail or stop using our services and we may incur significant legal and financial exposure and liabilities.

        Certain of our services involve the storage and transmission of customers' proprietary information, including certain consumer data. Security breaches related to this information could expose us to a risk of loss of this information, forfeiture or other enforcement actions by federal or state regulatory agencies or state attorneys general, litigation and possible liability, as well as damage our relationships with our customers. Our security measures may be breached as a result of third-party action, employee error, malfeasance or otherwise, during transfer of data to additional data centers or at any time, and, as a result, someone may obtain unauthorized access to our data or our customers' data. For example, in October 2011, as a result of employee error, two customers inadvertently received access to data regarding call transmissions unrelated to those customers.

        As a result of a security breach, our reputation could be damaged, our business may suffer and we could incur significant liability. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our data or our customers' data, which could result in significant legal and financial exposure and a loss of confidence in the security of our service, which would harm our future business prospects. Furthermore, our ability to collect and report data may be interrupted by a number of factors, including our inability to access the Internet, the failure of our platform, security breaches or variability in user traffic on customer websites. In addition, computer viruses may harm our systems causing us to lose data, and the transmission of computer viruses could expose us to litigation. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose sales and customers. Our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover any claim against us for loss of data or other indirect or consequential damages and defending a suit, regardless of its merit, could be costly and divert management's attention.

The loss of key members of our senior management team could prevent us from executing our business strategy and could have a material adverse effect on our business. Additionally, the failure to attract and retain qualified personnel could prevent us from executing our business strategy.

        Our future performance depends substantially on the continued services of our management and other key personnel, including members of our technical, marketing and sales teams, and our ability to retain and motivate those persons. We do not have long-term employment agreements with any of our key personnel and we do not maintain any "key person" life insurance policies. Competition for qualified personnel is intense and we may not be successful in attracting and retaining the key personnel that we need to compete effectively. The value of our common stock may adversely affect our efforts to motivate the performance of our key personnel. It may be difficult to retain those employees who have substantial in-the-money, vested options or other equity awards. Conversely, if options granted to our employees have exercise prices that are substantially above our then-current share price, it may be difficult to motivate and retain those employees. Additionally, if the market price of our common stock does not increase or declines, it may limit our ability to attract new employees with equity incentives.

We may acquire other companies or technologies, which could divert our management's attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

        We may in the future seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our application suite, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

        In addition, we do not have any experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate successfully the acquired personnel, operations and technologies, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

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  unanticipated costs or liabilities associated with the acquisition;

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  incurrence of acquisition-related costs;

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  diversion of management's attention from other business concerns;

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  harm to our existing business relationships with business partners and customers as a result of the acquisition;

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  the potential loss of key employees;

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  use of resources that are needed in other parts of our business; and

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  use of substantial portions of our available cash to consummate the acquisition.

        In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could harm our results of operations.

        Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

If we are unable to protect our proprietary technology and other intellectual property rights, our ability to compete for business or exclude others from competing with us may be adversely affected. Our solutions and services may infringe on the intellectual property rights of others, which may subject us to legal liability, harm our reputation, prevent us from offering certain solutions and services to our customers or distract management. Any claims or litigation involving intellectual property, whether we ultimately win or lose, could be extremely time-consuming, costly and harmful to our reputation.

        We regard the protection of our trademarks, service marks, copyrights, patents, domain names, trade dress and trade secrets as critical to our success. To protect our intellectual property rights, we rely on national, state and common law rights, as well as a variety of administrative procedures, and we seek protection through trade secrets, confidentiality agreements and other security measures, including patent law protection. To date, we have one issued patent. The process of seeking patent protection takes a long time and is expensive. We are unable to guarantee that additional patents will issue from pending or future applications or that, if patents issue, they will not be challenged, invalidated or circumvented, or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. Some of our technologies are not covered by any patent or patent application. The confidentiality agreements on which we rely to protect certain technologies may be breached and may not be adequate to protect our proprietary technologies. There can be no assurance that other countries in which we market our services will have applicable laws to protect our intellectual property rights to the same extent as the United States.

        Our ability to compete successfully also depends on our ability to operate without infringing the proprietary rights of others. We have no means of knowing what patent applications have been filed in the United States until they are published. In addition, the technology sector in which we operate is characterized by frequent claims and litigation regarding patents, trademarks and other intellectual property rights. We may need to file lawsuits to enforce our intellectual property rights, and we may need to defend against claimed infringement of the rights of others. Any litigation could result in substantial costs to us and divert our resources. Despite our efforts in bringing or defending lawsuits, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property, or offering solutions or services that are directly competitive with ours. In the event of an adverse outcome in any such litigation, we may be required to stop our use of infringing technologies, expend significant resources to develop or acquire non-infringing technologies or obtain licenses to the intellectual property we are found to have infringed. There can be no assurance that we would be successful in such development or acquisition or that necessary licenses would be available on reasonable terms, or at all.

Risks Related to Our Industry, Including Regulation by Governmental Authorities

We operate in a dynamic legal and regulatory environment where changes in law and regulations could adversely impact our business.

        Certain of our service offerings are subject to regulation at the international, federal, state and local levels. Regulations affect our business and can change the marketplace. The adoption and enactment of new regulations, or modifications to existing ones, can have a material adverse effect on our business. Additionally, future legislative, judicial and regulatory agency actions could have an adverse effect on our business.

Our communications service offerings depend on complex compensation arrangements between service providers where federal and state regulatory reform and judicial decisions can have unpredictable results and may make our communications service offerings less viable or potentially unsustainable.

        How service providers compensate each other currently varies based on a variety of factors, including

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  whether a call terminates on a wireline or wireless network;

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  whether the call is local or long distance;

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  whether the call is intrastate, interstate or international; and

  •
  the classification of IP traffic as either traditional telecommunications or information services traffic.

        Depending on the nature of the traffic and the arrangements between the service providers, compensation may be determined by federal or state rules, contracts entered into between service providers, tariffs or other arrangements.

        Regulatory proceedings and litigation at the state and federal levels concerning the appropriate classification of certain traffic and the appropriate compensation for such traffic are ongoing. We cannot predict the outcome of such proceedings or litigation. Depending on the specific rulings or orders and parties involved, we may be subject to retroactive liability for certain charges or, if the relevant rulings or orders have only a prospective effect, certain services we currently offer may become less profitable or unprofitable.

The FCC's reforms to payments between regulated service providers may result in reducing our profitability or requiring us to materially change our business practices.

        Although we provide our communications services pursuant to contracts with those service providers who connect directly to us, much of the traffic routed using our service is ultimately originated or terminated by other parties with whom we are connected indirectly, and the rights and obligations of these indirectly connected parties, including the rates they pay for the origination and termination of the traffic they carry, are often governed by regulated tariffs rather than by contracts. Those rates, in turn, have a material effect on the rates that we pay our peering partners to transmit and terminate our traffic.

        On November 18, 2011, the Federal Communications Commission, or FCC, released a Report and Order, or the FCC Order, and Further Notice of Proposed Rulemaking that comprehensively reforms the system under which regulated service providers compensate each other for interstate, intrastate, and local traffic origination and termination services. Historically, regulated service providers charge other service providers for various functions performed in handling voice traffic. The express goal of reforming the system of payments made between regulated service providers is to move the industry away from relying on such payments to recoup costs associated with the provision of service and instead permit regulated service providers to seek to recoup their costs from their own end-user customers. Regulated service providers are free to negotiate alternative arrangements, but the FCC Order establishes default rates in the absence of agreements between regulated service providers.

        The rules adopted by the FCC provide for a multiyear transition to a national uniform "bill-and-keep" framework as the ultimate default end state for all telecommunications traffic that is delivered to local exchange carriers for termination, while originating interstate (and some intrastate) switched access default rates are capped at current levels. Under bill-and-keep, providers do not charge an originating or other carrier for terminating traffic and instead generally seek to recover these costs from their own end-user customers.

        Pursuant to the FCC Order, the default rates for certain services provided under tariffs are lowered for the most common termination functions performed by regulated service providers when handling voice traffic. The transition period depends on the type of regulated service provider. For the largest regulated service providers, known as "price cap" carriers (as well as competitive local exchange carriers, or LECs), that benchmark their access rates to these carriers), the transition plan lowers certain termination rates to bill and keep between July 1, 2012, and July 1, 2017. For smaller regulated service providers that offer service in rural and high cost areas, known as "rate-of-return" carriers (as well as competitive LECs that benchmark access rates to these carriers), the transition to lower termination rates begins on July 1, 2012, but extends for eight years until July 1, 2020. After the transition is complete, service providers will be permitted to seek to recoup certain termination costs directly from their customers and not from tariffed charges imposed on other service providers.

        The transition to bill and keep begins by capping default rates that regulated service providers can charge pursuant to tariffs to other service providers for a variety of functions performed to terminate voice traffic (as noted, some originating switched access rates also are capped at this time). Depending on the particular function performed and the type of regulated service provider, the tariffed rate to terminate traffic steps down until a unified rate for inter- and intrastate voice traffic of $0.0007 is established by July 1, 2016 for the most common termination functions performed by price cap regulated service providers and their competitors when processing voice traffic. Beginning July 1, 2017, these regulated service providers will be permitted to seek to recover the costs associated with the provision of service only from their customers and not other regulated service providers. The rules will also cap the tariffed rate for terminating traffic at $0.0007 by July 1, 2017, for additional tandem switching and transport functions performed by these regulated service providers, when the terminating carrier owns the serving tandem switch. Beginning July 1, 2018, the tandem switching tariffed rate for these regulated service providers changes to zero such that both tandem and end office costs will be recoverable only from customers rather than service providers, when the terminating carrier owns the serving tandem switch. For smaller carriers located in rural and high cost areas and their competitors, the steps and tariffed rate caps differ and the transition extends until July 1, 2020.

        The FCC Order also addresses wireless service provider traffic. The FCC Order adopts bill and keep as the default compensation for all CMRS-LEC non-access traffic effective December 29, 2011. CMRS providers will be subject to the transition applicable to price cap carriers in the event that CMRS providers' reciprocal compensation default rates are inconsistent with the reforms adopted in the FCC Order.

        The FCC Order establishes new rules concerning traffic exchanged over PSTN facilities that originates or terminates in Internet Protocol format, referred to as "VoIP-PSTN" traffic. As with traditional and wireless telecommunications traffic, regulated service providers will ultimately be subject to bill and keep when terminating such traffic. But as part of the transition to that end point, the FCC Order adopts a VoIP-PSTN initial transitional framework for compensation between regulated service providers. The FCC Order establishes two default rates for such traffic: toll and local. The rate for terminating intrastate and interstate toll traffic will match the relevant tariffed interstate access rate for traditional non-VoIP toll traffic, and the local rate will match the local ("reciprocal compensation") rate associated with traditional non-VoIP local traffic. Further, the FCC Order allows regulated service providers to tariff charges associated with handling VoIP-PSTN traffic in a manner consistent with the rates established by the FCC Order. The VoIP-PSTN reforms become effective December 29, 2011.

        As noted above, the FCC Order broadly reforms the system of default rates that apply to payments between regulated service providers. While the rates for termination of VoIP-PSTN traffic may initially increase, the FCC Order ultimately may reduce default rates for all types of telecommunications traffic and that may impact the rates we are able to negotiate with our partners, may lower our profit margins, may make certain traffic that we handle less profitable than other traffic, may reduce traffic volumes either globally or for certain types of traffic that we currently handle, may require us to find new business partners, or may require us to materially change our business practices. We cannot predict the full impact of the FCC Order at this time.

        The FCC Order is not yet effective and has been appealed by multiple plaintiffs. It could also take some time for regulated service providers to modify their rates when providing service pursuant to commercial agreements as such providers must invoke change in law clauses in the relevant agreements to implement the new rates. We cannot predict whether the FCC Order will become effective in whole or in part. We cannot predict the impact on our business if the FCC Order does not become effective either in whole or in part.

We may be subject to increased liability for Federal Universal Service Fund contributions.

        We are required to contribute to the Federal Universal Service Fund, or USF, a percentage (which varies quarterly) of certain of our revenue derived from providing retail interstate and international telecommunications and communications services. We are required to report our revenue periodically to enable the Universal Service Administrative Company, which administers the Fund on behalf of the FCC, to determine our contribution requirement. Based on these reports, we pass through our estimated contribution obligation to customers in the form of an assessment. We are also required to obtain and maintain exemption certifications for our service provider customers. The rules governing allocation of our revenue between telecommunications services (which are subject to assessment) and information services (which are not) are complex and in some situations ambiguous. If we are determined to have allocated our revenue incorrectly or otherwise failed to report all required revenue from end-users, we could be subject to liability for underpayment of contributions to the Fund, which would be extremely difficult to recover from customers. If the certifications that some of our customers provide to justify the exemption of their charges from USF assessments are found to be defective and we cannot show we reasonably expected such customers be exempt from the Fund, we may be subject to additional USF contribution liabilities. While we may be legally entitled to collect any shortfall USF contribution from our customers, we may not be able to do so and this could have a material adverse impact on our business.

The FCC is actively considering reform of the USF and, depending on the reforms adopted, the ultimate cost of our services to our customers may rise.

        The FCC is actively considering ways to reform the USF in a manner that does not require additional statutory authority. The FCC could adopt a number of different reforms that change the methodology for contributing to the USF. Depending on the reform adopted, this could increase what we are required to contribute to the USF, which could result in increasing the price of our offerings. We cannot predict the impact of this proceeding on our business. Additionally, the U.S. Congress, the FCC, state legislatures and/or state agencies may target, among other things, state USF contribution methodologies, access or settlement charges that are exchanged between service providers, imposing taxes related to Internet communications, imposing tariffs or other regulations based on encryption concerns, or the characteristics and quality of products and services that we may offer. New laws or regulations concerning these or other areas of our business could restrict our growth or increase our cost of doing business.

The outcome of pending regulatory proceedings, litigation or other disputes may subject us to retroactive liability for intercarrier compensation arrangements.

        The regulations and other arrangements that govern compensation between service providers are complex and, depending on the traffic at issue, subject to federal and state jurisdiction, including regulation by the FCC and state public utilities commissions. Application of current intercarrier compensation rules is constantly under review. A number of state commissions are actively considering disputes between service providers that could adversely affect us. Additionally, there is ongoing litigation in the industry that could affect certain components of our indirect peering business, such as the charges our indirect peering partners pay to transport and terminate our traffic. Depending on when and how the FCC, state commissions or other entities with jurisdiction and authority ultimately resolve the intercarrier compensation disputes, or interpret regulatory rulings, we may be subject to retroactive liability for intercarrier compensation charges. Due to this legal uncertainty, we are unable to predict the impact on our business. Moreover, it is possible that we may be subject to retroactive liability for certain traffic. It may be difficult to collect from our customers for such retroactive liability. Should we be subject to retroactive liability and be unable to collect on such liabilities from our customers or third parties, our business may be adversely impacted.

We are subject to federal and state regulation for certain of our communications service offerings and we may be subject to enforcement actions or other adverse proceedings that may have a material adverse impact on our reputation or our future results of operations.

        For certain of our communications services offerings, we are subject to regulation by the FCC and state public utilities commissions. Among other requirements, we must obtain and maintain certificates of authority to offer communications services at the state and federal level and we are subject to reporting requirements. Interstate and intrastate telecommunications services are subject to a wide range of frequently changing state and federal regulations, rules and laws and we cannot ensure that we are always in compliance with all of these requirements at any single point in time. The agencies responsible for the enforcement of these laws, rules and regulations have initiated and may continue to initiate inquiries or actions based on customer complaints or on their own initiative. While we believe our actions and positions are in compliance with the related rules and in accordance with accepted industry practices, we cannot predict with certainty the timing or outcome of these various reviews. We may be subject to fines, penalties, forfeitures or other enforcement actions as well as complaints seeking damages that could result in monetary or reputational harm. Any of these outcomes could have material adverse impact on our future results of operations.

The FCC could classify some of our offerings as telecommunications services, which could result in additional federal and state regulatory obligations.

        Federal and state authorities are currently considering the appropriate classification of certain of our offerings. For example, on February 12, 2004, the FCC initiated a notice of proposed rulemaking to consider the appropriate regulatory classification for VoIP and other IP-enabled services. On November 9, 2004, the FCC ruled that Vonage DigitalVoice and similar nomadic VoIP services are not subject to state certification, tariffing and other similar common-carrier service provider regulations. This ruling was appealed by several states. On March 21, 2007, the United States Court of Appeals for the Eighth Circuit affirmed the FCC's declaratory ruling.

        The FCC has yet to classify IP-enabled services, particularly interconnected VoIP services, as either telecommunications services or information services. If the FCC classifies certain or all of our IP-enabled service offerings as telecommunications services, we may be subject to additional regulatory obligations at both the federal and state levels and less favorable rates associated with such traffic. It is possible that certain states may classify IP-enabled services like those that we offer as telecommunications services. This may adversely impact our business by increasing the cost of offering such services and the rates we pay to terminate such traffic.

The FCC and certain state regulatory agencies must grant approval before we engage in certain transactions or other activities which may result in delay or increase our transaction costs.

        Certain transactions and agreements, including among other things mergers, acquisitions of other regulated companies, and asset sales, require regulatory approval either at the federal or state level, or sometimes from both federal and state regulatory agencies. Delays in receiving required regulatory approvals (including approvals relating to stock issuance, acquisitions, financing activities, or transactions resulting in transfers of control) and completing interconnection agreements with other carriers may have a material adverse effect on our business.

Internet service providers might restrict our ability to provide services to our customers.

        Some of our offerings depend on the ability of our customers to access our services through broadband Internet connections and certain of our products require significant bandwidth to work effectively. Broadband access to the Internet is provided by companies that have increasing market power in the broadband Internet access marketplace, including incumbent telephone companies, cable companies and mobile communications companies. Some of these providers have stated that they may take measures that could degrade, disrupt or increase the cost of user access to certain of our products by restricting or prohibiting the use of their infrastructure to support or facilitate our offerings, or by charging increased fees to us or our users to provide our offerings, while others, including some of the largest providers of broadband Internet access services, have committed to not engaging in such behavior. The ability of the FCC to regulate broadband Internet access services has been called into question by a recent ruling of the United States Court of Appeals for the District of Columbia.

        On December 23, 2010, the FCC released an order that would impose non-discrimination rules on providers of fixed and wireless broadband Internet access services, with wireless providers subject to a more limited set of rules. While the substance of the rules and the process used by the FCC in adopting the rules differs from the FCC's previous Internet policy principles that were called into question by the United States Court of Appeals for the District of Columbia, questions remain concerning the FCC's legal authority to adopt rules governing the conduct of fixed and wireless broadband Internet access providers. The FCC's rules became effective on November 20, 2011. Appeals were filed in several different federal courts of appeal. The federal courts issued an order that all appeals would be heard in the United States Court of Appeals for the District of Columbia. Subsequently, appeals filed in other circuits were transferred to the U.S. Court of Appeals for the District of Columbia and are pending consolidation. Additionally, one party filed a Petition for Reconsideration with the FCC. We cannot predict whether and to what extent these or any other appeals may succeed, whether the appeals will be allowed to move forward in advance of the FCC's consideration of the Petition for Reconsideration, what the FCC may order with respect to the Petition, nor can we predict what impact the rules or lack thereof will have on our business at this time. While we believe that substantial interference with access to our products and services is unlikely, such broadband Internet access provider interference has occurred in very limited circumstances in the U.S., and could result in a loss of existing users and increased costs, and could impair our ability to attract new users, thereby harming our revenue and growth.

Our ability to offer services outside the U.S. is subject to the local regulatory environment, which is different than the U.S. and our growth may be impeded.

        As we expand into new markets outside of the United States, the regulatory structure of foreign markets differs in significant ways from the United States communications marketplace. We will have to adapt our business strategies to reflect the regulatory realities of these marketplaces which could impede our growth.

If our emergency and E911 calling services do not function properly, we may be exposed to significant liability from our users.

        Certain of our IP telephony offerings are subject to FCC rules governing the delivery of emergency calling services. Similar to other providers of similar IP telephony services, our emergency calling and E911 service are different from those associated with traditional telecommunications services. These differences may lead to an inability to make and complete calls that would not occur for users of traditional telephony services. For example, to provide the emergency calling services required by the FCC's rules to our IP telephony consumers, we must use components of both the wireline and wireless infrastructure in unique ways that can result in failed connections and calls. Access to emergency services call centers provided over the Internet may be adversely affected by power outages and network congestion that may not occur for users of traditional telephony services. Emergency call centers may not be equipped with appropriate hardware or software to accurately process and respond to emergency calls initiated by consumers of our IP telephony services. Users that use our IP telephony services nomadically are required to manually update their location information, and failure to do so may result in dispatching of assistance to the wrong location. As a result, we could be subject to enforcement action by the FCC or other entities—possibly exposing us to significant monetary penalties, cease and desist orders, civil liability and other adverse consequences. The FCC's rules also impose other obligations on us, such as properly recording our customers' registered locations. Failure to comply with these requirements may result in FCC enforcement action, potential monetary penalties and other adverse consequences.

The FCC has an open proceeding considering the imposition of additional E911 obligations on providers of Internet protocol telephony.

        The FCC is considering modifying the emergency calling rules applicable to providers of IP telephony services. In June 2007, the FCC released a Notice of Proposed Rulemaking to consider whether it should impose additional obligations on interconnected VoIP providers. Among other things, the FCC is considering requiring that certain providers of IP telephony—including some of our offerings—implement a solution to automatically determine the location of their customers for purposes of E911 rather than allowing customers to manually update their existing location. The FCC notice includes a tentative conclusion that certain IP telephony offerings that allow their service to be used in more than one location—including some of our offerings—be required to meet the same customer location accuracy standards applicable to providers of mobile telecommunications services.

        In September 2010, the FCC released a Notice of Inquiry again requesting comment on auto-location obligations and standards for certain IP telephony offerings which would include some of our offerings. The Notice of Inquiry sought comment on whether the FCC's rules concerning the delivery of emergency services should be extended to non-interconnected VoIP services as well as to mobile IP telephony applications used on smartphones, computers and other devices. In July 2011, the FCC released a Second Further Notice of Proposed Rulemaking, seeking comment on various issues including (i) whether to apply the FCC's 911 rules to "outbound-only" interconnected VoIP services (i.e., services that support outbound calls to the PSTN but not inbound voice calling from the PSTN); (ii) whether to develop a framework for ensuring that all covered VoIP providers can provide automatic location information for VoIP 911 calls; and (iii) whether to revise the FCC's definition of interconnected VoIP service to require an "Internet connection" rather than a broadband connection, and to "define connectivity in terms of the ability to terminate calls to all or substantially all United States E.164 telephone numbers." As part of the same release, the FCC included a Notice of Proposed Rulemaking that sought comment on whether any amendment of the definition of interconnected VoIP service should be limited to 911 purposes, or should apply more broadly to other contexts. In September 2011, the FCC released a Notice of Proposed Rulemaking seeking comment on what role the FCC should play to facilitate the implementation of "next generation" 911 capabilities, including, for example, the short-term implementation of text-to-911 solutions; the prioritization of 911 traffic, especially during times of natural and manmade disasters; long-term implementation of IP-based alternatives for delivering text, photos, videos, and other data to 911; and the path towards integration and standardization of IP-based text-to-911. We are currently unable to predict the outcome of these proceedings and the impact on our business.

States are attempting to regulate certain forms of IP telephony which could result in making such offerings less competitive with traditional offerings of telecommunications services and states are imposing additional surcharges and fees on providers of IP telephony services.

        We offer certain services through IP telephony. IP telephony is subject to less regulation than traditional telecommunications services. IP telephony has grown substantially over the last few years leading to increased scrutiny by federal and state legislatures and regulatory agencies. Historically, the FCC has preempted states from imposing entry, tariffing and other traditional common carrier requirements on nomadic IP telephony offerings and instead subjects such offerings to discrete regulatory obligations. But the FCC has recently allowed states to impose certain state-related funding obligations on providers of IP telephony. Additionally, a number of states are aggressively trying to exert jurisdiction over certain forms of IP telephony, including some of our offerings, making the legal status of our services uncertain and subject to change as a result of future regulatory action, judicial decisions or legislation in any of the jurisdictions in which we operate. Increased regulation at the state level could increase the costs associated with our service offerings.

        Our retail offerings of both telecommunications and IP telephony require us to collect and remit various federal and state surcharges. We pass these regulatory fees along to our customers consistent with federal and state law. With respect to our IP telephony offering, an increasing number of states are considering the imposition of additional state-based surcharges and fees. We would likely pass such surcharges and fees along to our customers resulting in increasing the overall bill for our customers. The resulting increase in cost associated with our service may make our services less competitive with traditional providers of telecommunications services and may also put us at a competitive disadvantage to providers of IP telephony that choose not to comply with these obligations.

There may be risks associated with our ability to comply with the requirements of federal and other regulations related to Customer Proprietary Network Information.

        The FCC's existing rules provide that service providers may not use customer proprietary network information, or CPNI, without customer approval except under specific circumstances, and must comply with detailed customer approval processes when using CPNI outside of such circumstances. The FCC's CPNI rules also impose, among other obligations, data security requirements on service providers and interconnected VoIP providers like us.

        At the present time, we do not utilize our customer's CPNI in a manner which would require us to obtain consent from our customers but, in the event that we do in the future, we will be required to adhere to specific CPNI rules targeted at marketing such services. Our failure to achieve compliance with any future CPNI orders, rules, filings or standards, or any enforcement action initiated by the FCC, other federal agencies, state public utilities commissions, or other state entities, against us could have a material adverse effect on our business, financial condition or operating results.

User concerns about our use and protection of personal data and the privacy of their communications and data protection breaches could harm our brand, reduce demand for our products and expose us to government proceedings and actions. Failure or perceived failure by us to comply with our privacy policy or legal or regulatory requirements in one or multiple jurisdictions could result in proceedings, actions or penalties against us.

        The effectiveness of our solutions relies on our customers' storage and use of data concerning their customers, including financial, personally identifying and other sensitive data. Our customers' collection and use of data for consumer profiling may raise privacy and security concerns and negatively impact the demand for our solutions. We have implemented various features intended to enable our customers to better comply with privacy and security requirements, such as opt-out messaging and checking, the use of anonymous identifiers for sensitive data, and restricted data access, but these security measures may not be effective against all potential privacy concerns and security threats. If a breach of customer data security were to occur, our solutions may be perceived as less desirable, which would negatively affect our business and operating results.

        In addition, governments in some jurisdictions have enacted or are considering enacting consumer data privacy legislation, including laws and regulations applying to the solicitation, collection, processing and use of consumer data. This legislation could reduce the demand for our solutions if we fail to design or enhance our solutions to enable our customers to comply with the privacy and security measures required by the legislation. Moreover, we may be exposed to liability under existing or new consumer data privacy legislation.

Our business is subject to certain risks associated with our ability to comply with the Communications Assistance for Law Enforcement Act.

        When we provide certain services we are subject to the Communications Assistance for Law Enforcement Act, or CALEA. CALEA requires us to have the capability to provide to law enforcement agencies certain information about traffic that our customers originate. This requires, among other things, that we have the capability to provide information concerning the origination and destination of communications traffic as well as the ability to provide real-time surveillance. CALEA further requires that we have the capability to deliver such information in a specific format and to a particular destination identified by law enforcement. The FCC's rules allow us to use third parties to comply with these obligations but we are ultimately responsible for compliance. We may be unable to comply with CALEA in all instances, subjecting us to fines, penalties and other enforcement actions.

The FCC may regulate transit service offerings and may subject transit to a regulated framework which may reduce our profitability or require us to substantially change our business practices.

        The FCC Order presents numerous questions and proposals regarding a wide range of issues. The process associated with the FCC Order is just beginning and we cannot predict how long it will take for the FCC to issue an order concerning the issues raised, nor can we predict what specific issues any order adopted by the FCC will address.

        Among many other issues, the FCC is seeking comment on whether it should regulate transit traffic, which is the exchange of non-access traffic routed through an intermediary carrier, typically through commercially-negotiated agreements that may be subject to state oversight and arbitration. Additionally, since transit services include the same functionalities as tandem switching and transport services subject to a default bill-and-keep methodology, the FCC is seeking comment on whether the rates charged for transit services should be subject to a different approach from what applies to tandem switching and transport. Transport service is a tariffed exchange access service. At this time, we cannot predict whether the FCC will regulate transit services, will subject such services to bill-and-keep, and if it does subject services to bill-and-keep, whether there would be a transition period and how long the transition would last. We cannot predict the impact that any of these potential reforms to transit services would have on our business at this time.

The FCC may transition all rate elements to a "bill-and-keep" framework which may reduce our profitability or require us to substantially change our business practices.

        As part of the FCC Order, the FCC is considering additional reforms that would impact additional rate elements. Certain rate elements (such as originating switched access, dedicated transport and tandem switching and tandem transport for some carriers) were not included in the transition to bill and keep by the FCC Order, but may be addressed in a future FCC order. The FCC Order states that the FCC will transition to a bill-and-keep framework for all of these rate elements. Under a comprehensive bill-and-keep approach, providers would not charge another carrier for originating or terminating traffic and instead generally would seek to recover such costs of origination and termination from their own end-user customers. At this time, we cannot predict the timing of any future FCC action, the specific reforms that may be adopted by the FCC, whether there will be a transition period for such rate elements and, if so, how long such a transition would last, nor the impact on our business at this time.

The FCC may adopt rules governing "network edges" which may impact certain lines of business.

        The FCC Order seeks comment on a number of additional reforms including whether the FCC should adopt competitively neutral locations as "network edges," the point where bill-and-keep applies. Should the FCC require call delivery to competitively neutral locations rather than incumbent providers' network points, the market may transition to direct interconnection at such neutral locations, reducing demand for the services we offer in this market which may decrease our overall profitability or require us to substantially change our business practices. At this time, we cannot predict what specific actions, if any, the FCC may take, nor can we predict the timing of any FCC action with respect to competitively neutral locations for network edges.

The FCC may subject IP-to-IP interconnection to statutory provisions that impose specific obligations on regulated service providers to engage in IP-to-IP interconnection as well as adopt other measures that may promote direct IP-to-IP interconnection. If the market transitions to direct IP-to-IP interconnection, the demand for our services may decrease, negatively impacting our profitability, and we may have to substantially change our business practices.

        Among many other issues, the FCC Order seeks comment on issues relating to measures the FCC can take to facilitate IP-to-IP interconnection. Specifically, for example, the FCC seeks comment on what statutory provisions IP-to-IP interconnection should be based and whether there are additional measures the FCC should adopt to encourage IP-to-IP interconnection. Should the FCC require IP-to-IP interconnection under stringent regulatory requirements and/or adopt other measures to encourage IP-to-IP interconnection, the market may transition to direct IP-to-IP interconnection, reducing demand for the services we offer in this market which may decrease our overall profitability or require us to substantially change our business practices. At this time, we cannot predict what specific actions, if any, the FCC may take, nor can we predict the timing of any FCC action with respect to IP-to-IP interconnection.

The FCC is considering adopting call signaling rules for one-way Voice over Internet Protocol Services that may increase our costs for handling and offering such services which may result in reducing our profit.

        The FCC Order seeks additional comment on whether the FCC should adopt call signaling rules for one-way Voice over Internet Protocol ("VoIP") traffic. Currently, one-way VoIP traffic is subject to limited regulation at the federal and state level and none of the other call signaling rules adopted in the FCC Order apply to such traffic. It is unclear from the FCC Order what specific rules the FCC may adopt, what parties would be responsible for providing call signaling information, how such rules would be implemented, and how unique issues related to such traffic, like the absence of a telephone number, would be addressed by such rules. We cannot predict what rules the FCC may ultimately adopt, nor when the FCC may adopt such rules. Depending on the rules adopted, the costs associated with handling such traffic and offering such services may increase, reducing our profitability.

Risks Related to Our Common Stock and this Offering

Being a public company will increase the administrative costs of operating our business, including maintaining and improving our financial controls and complying with rules and regulations, and may be a significant burden on our management team, thus requiring considerable expenditures of our resources.

        As a public company, we will incur additional legal, accounting and other expenses that we do not incur as a private company. The Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules of the Nasdaq Global Market, will apply to us as a public company. Compliance with these rules and regulations will necessitate significant increases in our legal and financial budgets and may also strain our personnel, systems and resources. The Exchange Act requires, among other things, filing of annual, quarterly and current reports with respect to our business and financial results and condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Satisfying these requirements involves a commitment of significant resources and management oversight. As a result of management's efforts to comply with such requirements, other important business concerns may receive insufficient attention, which could have a material adverse effect on our business, financial condition and results of operations. Failure to meet certain of these regulatory requirements may also cause us to be delisted from the Nasdaq Global Market. In addition, we currently have a relatively small finance staff and may have difficulty recruiting additional legal, accounting and financial staff with appropriate public company experience and technical accounting knowledge. The hiring of such personnel will also increase our operating expenses in future periods.

        We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate director and officer insurance, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

If we are unable to successfully remediate material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

        In connection with the audit of our financial statements for the year ended December 31, 2010, our management and independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting and in connection with the review of our financial statements for the six months ended June 30, 2011, our management and independent registered public accounting firm identified an additional material weakness in our internal control over financial reporting. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting as of December 31, 2010 in accordance with the provisions of the Sarbanes-Oxley Act. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional control deficiencies may have been identified by management or our independent registered public accounting firm, and those control deficiencies could have also represented one or more material weaknesses.

        Our management and independent registered public accounting firm identified material weaknesses related to (i) a lack of adequate control over the accounting for complex financial instruments, including accounting for certain stock warrants and convertible instruments, (ii) a lack of adequate control to identify, evaluate, monitor and adjust our accrued liability for peering partner disputes, and (iii) a lack of adequate control to record non-plan stock option grants in the appropriate period. These control deficiencies resulted in a more than remote likelihood that a material misstatement of our annual and interim financial statements would not be prevented or detected. As a result, audit adjustments to our financial statements were identified during the course of the audit. In an effort to remediate these material weaknesses, with respect to complex financial instruments, we have retained consultants to assist us in properly accounting for complex financial instruments and have also developed in-house knowledge and expertise related to the accounting literature surrounding complex financial instruments. With respect to peering partner disputes, we have developed, documented and initiated enhanced procedures over our peering partner disputes to improve our ability to make reasonable estimates with respect to the amounts for which such disputes will ultimately be settled. With respect to non-plan stock option grants, we have outsourced our stock administration function to a third party and we have implemented additional procedures to review non-plan grants to correctly assess the grant date.

        We cannot assure you that these measures will significantly improve or remediate the material weakness described above. We also cannot assure you that we have identified all or that we will not in the future have additional material weaknesses. Accordingly, material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting for purposes of our attestation required by reporting requirements under the Exchange Act or Section 404 of the Sarbanes-Oxley Act after this offering. The standards required for a Section 404 assessment under the Sarbanes-Oxley Act will require us to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. These stringent standards require that our audit committee be advised and regularly updated on management's review of internal controls. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we fail to staff our accounting and finance function adequately or maintain internal controls adequate to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to report our financial results accurately or in a timely manner and our business and stock price may suffer.

We may need additional capital in the future and such capital may be limited or unavailable. Failure to raise capital when needed could prevent us from growing in accordance with our plans.

        We may require more capital in the future from equity or debt financings to fund our operations, finance investments in equipment and infrastructure, acquire complementary businesses and technologies, and respond to competitive pressures and potential strategic opportunities. We believe that our existing working capital, together with the proceeds of this offering, will be sufficient to fund our working capital requirements, capital expenditures and operations for at least the next 12 months. However, the assumptions on which this assessment has been made may prove to be wrong, and it is possible that we could expend available financial resources sooner than we currently expect. Likewise, in the event that this offering is delayed, we will likely seek additional equity or debt financing. If we are required to raise additional funds through further issuances of equity or other securities convertible into equity, our existing stockholders could suffer significant dilution, and any new shares we issue could have rights, preferences or privileges senior to those of the holders of our common stock, including the shares of common stock sold in this offering. The additional capital we may seek may not be available or, if available, may not be available on favorable terms. In addition, our existing debt instruments limit our ability to incur additional indebtedness under certain circumstances. If we are unable to obtain capital on favorable terms, or if we are unable to obtain capital at all, we may have to reduce our operations or forego opportunities, and this may have a material adverse effect on our business, financial condition and results of operations.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

        We will be subject to rules adopted by the Securities and Exchange Commission, or SEC, pursuant to Section 404 of the Sarbanes-Oxley Act, which require us to include in our Annual Report on Form 10-K our report on, and assessment of the effectiveness of, our internal controls over financial reporting beginning with our year ending December 31, 2012. Our independent auditors will also be required to attest to and report on the effectiveness of our internal controls over financial reporting. If we fail to achieve and maintain the adequacy of our internal controls, there is a risk that we will not comply with all of the requirements imposed by Section 404. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements and could result in investigations or sanctions by the SEC, our stock exchange or other regulatory authorities or in stockholder litigation. Any of these factors ultimately could harm our business and could negatively impact the market price of our securities. Ineffective control over financial reporting could also cause investors to lose confidence in our reported financial information, which could adversely affect the trading price of our common stock.

        Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. However, our management, including our chief financial officer and chief executive officer, does not expect that our disclosure controls and procedures can prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

There is no existing market for our common stock, and an active, liquid and orderly market for our common stock may not develop.

        Currently, there is no public market for our common stock. Investor interest in us may not lead to the development of an active trading market. The initial public offering price for the shares of our common stock will be negotiated between us and representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. You may not be able to resell our common stock at or above the initial public offering price.

The trading value of our common stock may be volatile, and you might not be able to sell your shares at or above the initial public offering price.

        Though our common stock has no prior trading history, the trading prices of technology company securities in general have been highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations, and you may not be able to resell our common stock at or above the initial public offering price. Factors, in addition to those outlined elsewhere in this prospectus, that may affect the trading price of our common stock include:

  •
  actual or anticipated variations in our operating results;

  •
  changes in recommendations by any securities analysts that elect to follow our common stock;

  •
  the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

  •
  the loss of, or significant decrease in use of our services by, a key customer;

  •
  market conditions in industry categories that we serve and the economy as a whole;

  •
  the loss of key personnel;

  •
  regulatory changes affecting the delivery or overall value of our services;

  •
  lawsuits filed against us;

  •
  price and volume fluctuations in the overall stock market; and

  •
  other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

Future sales of shares by existing stockholders could cause our stock price to decline.

        Attempts by existing stockholders to sell substantial amounts of our common stock in the public market after the contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse could cause the trading price of our common stock to decline significantly. Based on shares outstanding as of September 30, 2011, upon completion of this offering, we will have outstanding             shares of common stock, assuming no exercise of the underwriters' over-allotment option. Of these shares, only shares of common stock sold in this offering to investors other than those subject to a 180-day contractual lock-up will be freely tradable, without restriction, in the public market. J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. may, in their sole discretion, permit our officers, directors, employees and current stockholders who are subject to a 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements. The lock-up is subject to extension under certain circumstances. For additional information, see "Underwriting."

        After the lock-up agreements pertaining to this offering expire, substantially all of our shares will be eligible for sale in the public market, including shares held by directors, executive officers and other affiliates, which will be subject to volume limitations under Rule 144 under the Securities Act. In addition, shares subject to outstanding options and reserved for future issuance under our stock option plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. See "Shares Eligible for Future Sale" for more information regarding shares of our common stock that existing stockholders may sell after this offering.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

        The research and reports that industry or financial analysts publish about us or our business will likely have an effect on the trading price of our common stock. If an industry analyst decides not to cover our company, or if an industry analyst decides to cease covering our company at some point in the future, we could lose visibility in the market, which in turn could cause our stock price to decline. If an industry analyst downgrades our stock, our stock price would likely decline rapidly in response.

The concentration of our capital stock ownership with insiders upon the completion of this offering will likely limit your ability to influence corporate matters including the ability to influence the outcome of director elections and other matters requiring stockholder approval.

        We anticipate that our executive officers, directors, current five percent or greater stockholders and affiliated entities will together beneficially own approximately        percent of our common stock outstanding after this offering, assuming full exercise of the underwriters' over-allotment option. As a result, these stockholders, acting together, will have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

        In addition, we have entered into a Stockholder Agreement with VantagePoint Venture Partners 2006(Q), L.P., or VantagePoint, and Kennet II L.P., or KII, pursuant to which, subject to maintaining specified stock ownership levels, they each have a right to designate a director and to approve certain specified transactions unless such transactions are approved by our stockholders. See "Description of Capital Stock—Stockholder Agreement" for additional information regarding the Stockholder Agreement. This Stockholder Agreement could prevent or delay a transaction that is otherwise deemed beneficial by a majority of our Board of Directors.

Our management will have broad discretion over the use of the proceeds from this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.

        Our management will have broad discretion to use the net proceeds from this offering. We expect to use the net proceeds from this offering for general corporate purposes, including working capital and the repayment of indebtedness. We may also use net proceeds for other purposes, including possible investments in, or acquisitions of, complementary products or technologies, although we have no specific plans at this time to do so. We may fail to use these funds effectively to yield a significant return, or any return, on any investment of these net proceeds.

You will incur immediate and substantial dilution and may experience further dilution.

        The initial public offering price of our common stock is substantially higher than $0.28, the pro forma net tangible book value per share of our common stock as of September 30, 2011, calculated on a pro forma basis for this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $            in net tangible book value per share from the price you

paid, based on the initial offering price of $            per share. The exercise of options to purchase shares of our common stock outstanding as of September 30, 2011 at a weighted average exercise price of $1.65 per share will result in further dilution.

Provisions of our certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, as a result, depress the trading price of our common stock.

        Our certificate of incorporation and bylaws contain provisions that could discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

  •
  establish a classified board of directors so that not all members of our board are elected at one time;

  •
  require super-majority voting to amend some provisions in our certificate of incorporation and bylaws;

  •
  authorize the issuance of "blank check" preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;

  •
  limit the ability of our stockholders to call special meetings of stockholders;

  •
  prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

  •
  provide that the board of directors is expressly authorized to adopt, alter or repeal our bylaws; and

  •
  establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

        These anti-takeover defenses could discourage, delay or prevent a transaction involving a change of control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

We do not intend to pay dividends for the foreseeable future.

        We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements, including statements that involve expectations, plans or intentions (such as those relating to future business or financial results, new features, products or services, or management strategies). You can identify these forward-looking statements by words such as "may," "will," "would," "should," "could," "expect," "anticipate," "believe," "estimate," "intend," "plan" and other similar expressions. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in these forward-looking statements. These risks and uncertainties include, among others, those described under "Risk Factors" and elsewhere in this prospectus, including in our financial statements and related notes appearing in this prospectus, and the following:

  •
  our ability to maintain or improve our growth rate, and fluctuations in our financial performance;

  •
  intense competition from legacy and emerging communications service providers, including traditional telecommunications carriers and other providers of specialized communications services;

  •
  availability and performance of third parties and third-party facilities, equipment and services;

  •
  our ability to protect our intellectual property, technology and brand;

  •
  regulation of our business and the risk that compliance with regulatory requirements may be costly and may require that we change the services we offer, the price for our services or the way we do business in particular states or other regions;

  •
  the growth and availability of broadband Internet access;

  •
  our ability to retain key personnel;

  •
  risks associated with acquisitions and other strategic transactions;

  •
  our ability to expand our service offerings; and

  •
  the costs associated with being an independent public company and our ability to comply with the internal control and reporting obligations of public companies.

We do not intend, and undertake no obligation, to update any of our forward-looking statements to reflect actual results, changes in circumstances, assumptions or beliefs, or future events or circumstances. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

 USE OF PROCEEDS

        We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be $             million, or $             million if the underwriters' over-allotment option is exercised in full, based on an assumed initial public offering price of $            per share, the midpoint of the estimated price range shown on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share would increase or decrease the net proceeds to us from the offering by approximately $             million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets.

        We currently intend to use approximately $25.3 million of the net proceeds from this offering to repay our loans outstanding under our existing equipment purchase facilities and any accrued but unpaid interest thereon and other related fees, including approximately $1.1 million for repayment of our loans from Atel Ventures which are due in May and September of 2012 and bear interest at 15 percent; approximately $1.1 million for repayment of our loans from Compass Horizon Funding LLC which are due in April, June and October of 2012 and bear interest at 13 percent; approximately $2.5 million for repayment of our loans from Vogen Funding, L.P., which are due in installments until November 2013 and bear interest at rates between 10 percent and 13.75 percent; approximately $8.4 million for repayment of our equipment loans from Hercules Corporation II, L.P. and Comerica Bank which are due May 1, 2013 and bear interest at a rate of prime plus 7 percent and $5.5 million for repayment of our other obligations to Hercules Corporation II, L.P. and Comerica Bank which are due May 5, 2012 and bear interest at a rate of prime plus 2.05 percent; and approximately $6.7 million for repayment of our equipment loans from East West Bank which are due in installments through October 2014 and bear interest at a rate of prime plus 1 percent. We currently intend to use the remainder of the net proceeds received by us from this offering for working capital and general corporate purposes. We may also use a portion of our net proceeds to acquire and invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction and are not involved in negotiations to do so.

        We cannot specify with certainty the particular uses for the net proceeds to be received by us from this offering. Accordingly, our management team will have broad discretion in using the net proceeds to be received by us from this offering.

        Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on a number of factors, including our earnings, capital requirements, financial condition, future prospects and other factors that our board of directors deems relevant. Additionally, under the terms of our Loan and Security Agreement dated as of May 5, 2010 by and between us and Hercules Technology II, L.P., and Comerica Bank and our Loan and Security Agreement dated as of May 16, 2011 by and between us and East West Bank, we must obtain written consent from the lenders prior to paying any cash dividends.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2011, as follows:

  •
  on an actual basis;

  •
  on a pro forma basis after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 21,569,923 shares of common stock, assuming the conversion immediately upon the completion of this offering, and the resulting reclassification of the convertible preferred stock warrant liability to additional paid-in capital; and

  •
  on a pro forma as adjusted basis after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 21,569,923 shares of common stock assuming the conversion immediately upon the completion of this offering, the resulting reclassification of the convertible preferred stock warrant liability to additional paid-in capital, and our receipt of the net proceeds from the sale of            shares of common stock offered by us in this offering, at an assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of the prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read this table in conjunction with the sections titled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2011 (unaudited)
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$5,093	$5,093	$

Total indebtedness(1)	$26,074	$26,074
Warrant liabilities	7,996	1,617
Convertible preferred stock, $0.0001 par value per share: 44,760,592 shares authorized, 21,569,923 shares issued and outstanding actual; no shares authorized, issued and outstanding pro forma and pro forma as adjusted (unaudited)	40,386	—		—
Stockholders' equity (deficit):
Common stock, $0.0001 par value per share: 80,000,000 shares authorized, 5,272,321 shares issued and outstanding actual; 80,000,000 shares authorized, 26,842,244 shares issued and outstanding pro forma (unaudited); shares issued and outstanding pro forma as adjusted (unaudited)	1	3
Additional paid-in capital	9,813	56,576
Accumulated deficit	(46,253)	(46,253)

Total stockholders' equity (deficit)	(36,439)	10,326

Total capitalization	$38,017	$38,017	$

(1)
Total indebtedness includes $20.1 million in equipment financing obligations, $5.5 million of obligations under our revolving accounts receivable loan facility and $0.4 million payable under our capital lease obligation (see Notes 4 and 10 to our audited financial statements).

        Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of the prospectus, would increase (decrease) the amount of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders' equity, total capitalization and net proceeds we receive from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders' equity, total capitalization and net proceeds we receive from this offering by approximately $             million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters' over-allotment option is exercised in full, pro forma as adjusted cash and cash equivalents, common stock and additional paid-in capital, stockholders' equity (deficit) and shares issued and outstanding as of September 30, 2011 would be $             million, $             million, $             million and            , respectively.

        The number of shares of common stock issued and outstanding actual, pro forma, and pro forma as adjusted in the table above excludes the following shares:

  •
  7,659,282 shares of common stock issuable upon the exercise of options outstanding, at a weighted average exercise price of $1.65;

  •
  408,196 shares of common stock issuable upon the exercise of outstanding warrants to purchase common stock, at a weighted average exercise price of $1.57 per share; and

  •
  649,407 shares of common stock, on an as-converted basis, issuable upon the exercise of outstanding warrants to purchase convertible preferred stock assuming the conversion immediately upon the completion of this offering, at a weighted average exercise price of $1.73 per share.

 DILUTION

        If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the assumed initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering.

        Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value as of September 30, 2011, was $1.0 million, or $0.20 per share. Our pro forma net tangible book value as of September 30, 2011 was $7.4 million or $0.28 per share, based on the total number of shares of our common stock outstanding as of September 30, 2011, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock assuming the conversion immediately upon the completion of this offering and the resulting reclassification of the convertible preferred stock warrant liability to additional paid-in capital.

        After giving effect to our sale of shares of common stock in this offering at the assumed initial public offering price of $            per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2011 would have been $             million, or $            per share. This represents an immediate increase in net tangible book value of $            per share to existing stockholders and an immediate dilution in net tangible book value of $            per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of September 30, 2011	$
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors in this offering		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the estimated price range listed on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share by $            , assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters' over-allotment option to purchase additional shares from us is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $            per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $            per share and the dilution to new investors purchasing shares in this offering would be $            per share.

        The following table presents on a pro forma as adjusted basis as of September 30, 2011, after giving effect to the conversion of all outstanding shares of convertible preferred stock into common stock assuming the conversion immediately upon the closing of this offering, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid, which includes net proceeds received from the issuance of common and convertible preferred stock, cash received from the exercise of stock options and the value of any stock issued for services and the average price paid per share (in thousands, except per share amounts and percentages):

	Shares Purchased			Total Consideration
							Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders	26,842,244		%	$		%	$
New investors in this offering

Totals		100.0%		$	100.0%

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $            , total consideration paid by all stockholders by $            and the average price per share paid by all stockholders by $            , in each case assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and without deducting the estimated underwriting discounts and commissions and estimated offering payable by us. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease cash and cash equivalents, additional paid-in capital, total stockholders' equity, total capitalization and the net proceeds to us from this offering by approximately $             million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters exercise their over-allotment option in full, our existing stockholders would own        percent and our new investors would own         percent of the total number of shares of our common stock outstanding after this offering.

        The foregoing calculations are based on our shares outstanding as of September 30, 2011 assuming our outstanding convertible preferred stock converts into 21,569,923 shares of common stock and excludes the following shares:

  •
  7,659,282 shares of common stock issuable upon the exercise of options outstanding, at a weighted average exercise price of $1.65 per share;

  •
  408,196 shares of common stock issuable upon the exercise of outstanding warrants to purchase common stock, at a weighted average exercise price of $1.57 per share; and

  •
  649,407 shares of common stock, on an as-converted basis, issuable upon the exercise of outstanding warrants to purchase convertible preferred stock assuming the conversion immediately upon the completion of this offering, at a weighted average exercise price of $1.73 per share.

SELECTED FINANCIAL DATA

        The selected statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the balance sheet data as of December 31, 2009 and 2010 are derived from our audited financial statements included elsewhere in this prospectus. The selected balance sheet data as of December 31, 2008 are derived from our audited financial statements that are not included in this prospectus. The selected statement of operations data for the years ended December 31, 2006 and 2007 and the balance sheet data as of December 31, 2006 and 2007 are derived from our unaudited financial statements, which are not included in this prospectus. The selected statement of operations data for the nine months ended September 30, 2010 and 2011 and the balance sheet data as of September 30, 2011 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements, and, in the opinion of management reflect all adjustments necessary for the fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following selected historical financial data below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements, related notes, and other financial information included elsewhere in this prospectus. The selected financial data in this section is not intended to replace the financial statements and is qualified in its entirety by the financial statements and related notes included in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands, except share and per share data)
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Statement of Operations Data:
Revenue	$18,970	$27,586	$43,352	$76,194	$111,549	$80,445	$106,234
Operating expenses:
Peering partner compensation	14,051	19,506	29,824	50,232	79,108	56,890	74,927
Infrastructure costs	895	2,426	2,987	5,265	6,348	4,546	5,691
Operations(1)	2,118	2,830	3,353	4,673	5,578	4,181	5,610
Research and development(1)	1,258	2,527	2,447	3,567	4,069	3,042	4,688
Sales and marketing(1)	3,506	5,596	4,741	6,367	7,693	5,636	10,411
General and administrative(1)	1,032	2,879	2,177	4,568	5,547	4,177	5,927
Depreciation and amortization	264	1,635	1,852	2,373	3,719	2,627	3,960

Total operating expenses	23,124	37,399	47,381	77,045	112,062	81,099	111,214

Loss from operations	(4,154)	(9,813)	(4,029)	(851)	(513)	(654)	(4,980)
Interest expense, net	(101)	(487)	(1,274)	(1,488)	(2,614)	(1,842)	(2,072)
Change in fair value of warrant liabilities	118	86	163	(1,004)	(8,492)	(5,260)	(2,590)

Net loss	$(4,137)	$(10,214)	$(5,140)	$(3,343)	$(11,619)	$(7,756)	$(9,642)

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands, except share and per share data)
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Net loss per share of common stock, basic and diluted(2)	$(0.87)	$(2.30)	$(1.17)	$(0.76)	$(2.65)	$(1.77)	$(1.98)

Shares used in computing net loss per share of common stock, basic and diluted(2)	4,762,976	4,437,024	4,378,964	4,378,964	4,381,308	4,378,964	4,864,178

Pro forma net loss per share of common stock, basic and diluted (unaudited)(2)					$(0.15)		$(0.27)

Shares used in computing pro forma net loss per share of common stock, basic and diluted (unaudited)(2)					25,225,094		26,289,604

	December 31,
						September 30, 2011
	2006	2007	2008	2009	2010
	(in thousands)
	(unaudited)	(unaudited)				(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$5,990	$1,943	$11,764	$10,134	$9,159	$5,093
Working capital (deficit)	6,721	(288)	11,256	4,710	(3,536)	(14,219)
Total assets	12,714	9,661	28,099	36,462	47,187	61,794
Total indebtedness	1,528	5,117	6,608	12,035	18,675	26,074
Warrant liabilities	298	1,322	1,311	2,945	12,400	7,996
Redeemable convertible preferred stock	13,164	15,170	33,345	33,345	33,379	40,386
Total stockholders' deficit	(4,560)	(14,558)	(18,829)	(21,875)	(32,891)	(36,439)

(1)
The following table presents stock-based compensation expense included in each expense category:

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010
						2010	2011
	(in thousands)
						(unaudited)	(unaudited)
Operations	$1	$8	$27	$31	$144	$100	$192
Research and development	—	3	16	49	81	56	725
Sales and marketing	271	52	185	111	153	99	3,056
General and administrative	2	52	91	106	186	138	244

Total stock-based compensation	$274	$115	$319	$297	$564	$393	$4,217

(2)
Please see Notes 1 and 12 to our audited financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share of common stock and pro forma net loss per share of common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and elsewhere in this prospectus, particularly those discussed in the section entitled "Risk Factors."

Overview

        We are a provider of on-demand, cloud-based communications services to service providers and enterprises. Our customers can leverage our proprietary Communications-as-a-Service, or CaaS, platform, which we refer to as our CloudWorx CaaS Platform, to deliver multimodal communications services, including voice, unified communications, video and other rich-media applications, to communications devices with reduced cost and improved quality compared to existing alternatives. Our CloudWorx CaaS Platform allows customers to rapidly and easily transition from legacy network infrastructures to our flexible, software-based, multimodal, IP-based solutions.

        The global telecommunications industry is undergoing a shift to next-generation IP-based communications technologies from legacy telephone networks. This transition is being driven by the widespread availability of broadband Internet connectivity and the emergence of cloud-based infrastructures and on-demand service delivery models such as Software as a Service, or SaaS. We believe these trends, along with the inability of legacy infrastructures to support the convergence of business and next-generation communications services, such as VoIP and rich-media communications, will continue to drive demand for a flexible and high-quality cloud-based communications platform such as ours.

        Our revenue is derived principally from the delivery of communications services over our CloudWorx CaaS Platform. Substantially all of our revenue to date has been derived from the transmission of voice traffic and related value-added services. Service provider and enterprise customers direct communications traffic to us, which we route through our peering partners so that the traffic can be delivered to the ultimate recipient of the communication, which is the end-point device. We typically charge our customers based upon minutes of use for traffic delivered through our platform. Our revenue has grown from $43.4 million for the year ended December 31, 2008 to $111.5 million for the year ended December 31, 2010 and from $80.4 million for the nine months ended September 30, 2010 to $106.2 million for the same period in 2011. The minutes of use for traffic delivered through our platform increased from 3.8 billion in 2008 to almost 17 billion in 2010, and our number of customers increased from 78 to 147. Similarly, the number of our service provider peering partners increased from 34 in 2008 to more than 40 in 2010, and the number of telephone numbers and end point identifying addresses in our SuperRegistry directory increased to over 400 million in 2010. Our revenue growth has been driven by a combination of increases in revenue from existing customers and the addition of new customers.

        Historically, substantially all of our revenue was derived from service provider customers. In 2010, revenue from enterprise customers increased significantly but still represented a small percentage of our revenue. We have made investments in research and development to create services more targeted to enterprise customers and in sales and marketing to build and manage our enterprise focused sales channels. As a result, we expect that revenue from enterprise customers will represent an increasing percentage of our revenue in future periods.

        Our single largest cost is the amount we pay to our peering partners for delivering communications to the ultimate end-point device user. Peering partners are the parties with whom we have contractual arrangements pursuant to which we direct the communications traffic routed through our CloudWorx

CaaS Platform. When the end-point device user is also a customer of one of our peering partners, we refer to this as direct peering, and when the end-point device user is not a customer of one of our peering partners, we refer to this as indirect peering. Our peering partner compensation expense has historically increased largely in line with our increases in revenue. As we continue to grow the size of our SuperRegistry directory, we expect an increasing portion of our traffic will be delivered as a result of direct peering and that our costs, as a percentage of revenue, will decrease.

        Our cloud-based software architecture has been designed to be scalable and enable us to continue to increase revenue without incurring a proportionate increase in our employee, infrastructure, and other operating costs. Since our platform is software-based, our CloudWorx CaaS Platform can be scaled quickly and efficiently and we are able to increase our revenue without making substantial investments in capital expenditures, regardless of geography. Because we have relied primarily on technology and software to respond to the increased demand for our services, our revenue growth has not required a proportionate increase in headcount. In addition, since we are able to use third-party data centers and third-party fiber networks to deliver IP-based traffic, we have a limited need for investments in our internal physical infrastructure.

        We operate in a competitive and dynamic pricing environment. We monitor and, as appropriate, update the pricing that we offer our customers based upon multiple factors as we seek to offer our customers competitive pricing while satisfying their needs for carrier level quality and reliability. Likewise, the amounts we must pay to our peering partners are subject to change. Our proprietary software enables us to collect and quickly analyze information on communications traffic and provide our services at a competitive price without compromising the quality of our service. In addition, as the volume of traffic through our CloudWorx CaaS Platform increases, we expect we will be able to enter into better pricing arrangements with our peering partners.

        Our contracts with customers and peering partners do not include volume or pricing commitments and a significant portion of our revenue has historically been concentrated in a relatively limited number of customers. Although we have periodically experienced significant period-to-period variations in the revenue we derive from some of our largest customers, our aggregate revenue derived from existing customers increased over the revenue from the prior period for each quarter since January 1, 2008, except that our revenue in the quarters ended March 31, 2009, 2010 and 2011 declined as compared to the revenue from the prior quarter. We have established and maintain deep relationships with our customers, allowing us to have significant visibility into our customers' changing business plans and deployment decisions. Additionally, because we serve a substantial number of the larger service providers in the U.S. market, we are able to monitor and benefit from the evolving trends among these service providers with respect to communications traffic shifting between wireline and wireless providers, the continued migration of networks from the PSTN to SIP/IP-based networks and the changes in end-user customers among service providers.

        We intend to continue to grow our business by generating additional revenue from existing and new service provider and enterprise customers. We also intend to continue to expand our relationships with channel and technology partners to increase our number of enterprise customers. To date, we have generated our revenue principally from customers in the United States. We expect to expand our business internationally in future periods.

        We have incurred losses since inception as we have grown our business and invested in our CloudWorx CaaS Platform and selling and administrative functions. As of September 30, 2011, we had an accumulated deficit of $46.3 million.

Key Metrics of Our Business

        We monitor revenue as a measure of our overall business performance. We continually analyze and adjust the prices we charge our customers based on market conditions. Although our revenue is generally not impacted by seasonality, our revenue is principally driven by business communications usage and is impacted by the weighted number of business days in each quarter. To derive the weighted number of business days in each quarter, we weight each day of the week and each holiday based upon historical traffic levels on those days.

        We also track operating margin to monitor operating costs, including peering partner compensation, infrastructure costs, capital expenditures and headcount, as a percentage of revenue. We expect our operating costs as a percentage of revenue will decrease as our business continues to grow.

Key Components of Our Results of Operations

    Revenue

        We derive our revenue primarily from service provider and enterprise customer usage of our CloudWorx CaaS Platform services to connect our customers' traffic to the ultimate end-point device and charge on a minute of use basis. Our revenue growth has resulted from a combination of delivering additional minutes from existing customers and adding new customers. The rates charged per minute are determined by contractual terms between us and our customers and are subject to periodic changes. To date, our revenue has principally been derived from service provider customers and substantially all of such revenue has been for voice traffic and related value added services. In addition to revenue based upon minutes of use from service providers, we also derive revenue from communication services provided to enterprise customers either on a minutes of use or on a monthly recurring basis per subscriber as the services are provided. While this revenue has not been a significant percentage of our revenue to date, we expect that revenue from enterprise customers will comprise an increasing portion of our revenue in future periods as we increase and expand relationships with our customers, channel partners and technology partners, and those customers and channel partners develop additional applications that utilize our services.

        Revenue is impacted by a variety of factors regarding the composition of the minutes of use, including whether they are wireless or VoIP minutes, on the one hand, or wireline minutes, on the other hand. Revenue from particular customers may vary from period to period as our contracts do not include volume or pricing commitments. Revenue from particular customers has also varied as a result of industry consolidation and as our customers have added or lost end-users, and their associated communications traffic, over time.

    Operating Expenses

        Operating expenses consist of peering partner compensation, infrastructure, operations, research and development, sales and marketing, general and administrative and depreciation and amortization costs.

  Peering Partner Compensation

        Peering partner compensation represents the costs we incur to connect our customers' traffic to the ultimate end-point device. These costs consist primarily of charges for access to our peering partners' networks and are recorded at the time of usage. They are typically charged based upon minutes of use, and vary based upon negotiated rates with each peering partner. Peering partner compensation costs are impacted by a variety of factors relating to the composition of the minutes, including whether they are wireless or VoIP, on the one hand, or wireline, on the other hand. These costs are also impacted by whether the delivery is the result of direct or indirect peering. For indirect peering, our peering partner generally must pay another service provider who ultimately delivers the traffic to the end-user. As such, our peering partner compensation costs for this traffic increase accordingly. As we continue to grow the size of our SuperRegistry directory, we expect an increasing portion of our traffic will be delivered as a result of direct peering and that our costs as a percentage of revenue will decrease.

        We recognize peering partner compensation costs as they are incurred in accordance with contractual requirements. Invoices received from our peering partners often cover billing for millions of minutes. We perform monthly bill verification procedures to identify errors in peering partners' billing processes. These verification procedures include the examination of the bills, review of call detail records, comparing billing rates used with contractual billing rates, evaluating the trends of invoiced amounts by peering partner and reviewing the types of charges being processed. If we discover a billing discrepancy as a result of our review, we then proactively seek to resolve the matter with our peering partner. If we determine that we will need to pay our peering partner more than we previously accrued or if we determine that there is a doubt regarding the amount that we will ultimately pay to our peering partner, we record a charge to peering partner compensation and a corresponding increase to our reserve for disputes based on our estimate of the amount that will eventually be payable. If we subsequently determine that the disputed amounts will be settled for an amount different than the amount which we originally accrued, we will recognize the difference as an adjustment to peering partner compensation. We believe that our procedures are designed to properly assess dispute accruals, however, changes to the estimates used in its calculation could result in a material impact on our statement of operations.

  Infrastructure Costs

        Infrastructure costs include the costs of utilizing third party telecommunications networks, amounts we pay for use of co-location facilities and interconnection services, and costs of equipment and software maintenance and support. The majority of these costs are fixed in nature. We make commitments for infrastructure usage in anticipation of our future growth, balancing cost against the length of the commitment to cost effectively offer the quality and reliability that our customers require. We seek to expand our capacity in advance of expected future growth needs. As such, our infrastructure costs may vary as a percentage of revenue in any particular period based upon the timing of these investments in additional capacity. However, we expect that these costs will decline as a percentage of revenue over time.

  Operations

        Operations expenses consist of the costs of our administrative facilities and the costs related to our personnel who are directly responsible for maintaining and expanding our CloudWorx CaaS Platform. Although there may be fluctuations from period to period as we hire additional personnel to expand our operations, we expect that these costs will decline as a percentage of revenue in future periods.

  Research and Development

        Research and development expenses consist of costs incurred for internal development projects and are comprised of personnel costs, testing and compliance services, and facilities costs. We are currently devoting substantial resources to the development of additional functionality for our existing products and the development of new application components and APIs. We generally expense research and development costs as incurred. Some direct development costs related to the internally developed software used to provide our services are capitalized and depreciated over their useful life. The capitalized cost of this internally developed software for use in providing our services may increase as we continue to develop additional functionality to facilitate the delivery of our services.

  Sales and Marketing

        Sales and marketing expenses consist of personnel-related costs, sales commissions, travel costs and facilities costs and, to a lesser extent, costs associated with marketing and publicizing our products and services. We primarily use a direct sales approach for our service provider customers and an indirect approach using sales channels for our enterprise customers. We plan to continue to invest in sales and marketing to expand and grow our business. However, we expect that these costs as a percentage of revenue will decline in future periods.

  General and Administrative

        General and administrative expenses consist of personnel-related costs, professional services, and facilities costs related to our executive, finance, human resources and information technology functions. Professional services consist of outside legal and accounting services and information technology consulting costs. These costs have generally increased as we have invested in our administrative infrastructure to support our growth. Following the completion of this offering, we expect to incur additional expenses associated with being a public company, including increased legal and accounting costs, investor relations costs and compliance costs in connection with the internal control requirements of the Sarbanes-Oxley Act.

  Depreciation and Amortization

        Depreciation and amortization expenses relate to our property and equipment and finite-lived intangible assets. Depreciation expense for property and equipment is primarily related to equipment that hosts our CloudWorx CaaS Platform housed at co-location facilities and is computed using the straight-line method over the estimated useful lives of the assets. This equipment is depreciated over seven years and all other equipment is depreciated over three years. Amortization for leasehold improvements is computed using the straight-line method over the shorter of the term of the lease or estimated useful lives of the assets. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated economic life of the asset. For the capitalized development costs related to our CloudCentral customer portal, the amortization period is seven years. For capitalized patent costs, the amortization period is the term of the patent, generally 14 years, or the estimated economic life if deemed to be shorter. We expect depreciation and amortization expenses to continue to increase on an absolute level as we increase our investments in equipment, but to decrease as a percentage of our revenue.

    Other Income (Expense)

  Interest Expense, Net

        Interest expense, net consists primarily of interest accrued or paid on our equipment financing obligations and our loan and security agreements, as well as the amortization of debt discount and deferred financing costs.

  Change in Fair Value of Warrant Liabilities

        The change in fair value of warrant liabilities consists of the change in the fair value of our warrants to purchase convertible preferred stock and those warrants to purchase common stock with price protection features. These outstanding warrants are classified as liabilities and, as such, are remeasured to fair value at each balance sheet date with the corresponding gain or loss from the adjustment recorded in our statement of operations. The fair value of the warrants is estimated using the Black-Scholes option-pricing model and incorporating considerations of the potential value associated with price protection features. We will continue to record adjustments to the fair value of the warrants until the earlier of the exercise or expiration of the warrants. Following the completion of this offering, we will no longer be subject to these charges relating to the warrants for the purchase of our convertible preferred stock as they will be converted into warrants for common stock and will not have price protection features. However, we will continue to adjust our existing common stock warrants with price protection features for changes in fair value until the earlier of the exercise or expiration of the warrants.

Internal Control Over Financial Reporting

        In connection with the audit of our financial statements for the year ended December 31, 2010, our management and independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting, as defined in rules established by the Public Company

Accounting Oversight Board, or PCAOB, and in connection with the review of our financial statements for the six months ended June 30, 2011, our management and independent registered public accounting firm identified an additional material weakness in our internal control over financial reporting. These material weaknesses related to (i) a lack of adequate control over the accounting for complex financial instruments, including accounting for certain stock warrants and convertible instruments, (ii) a lack of adequate controls to identify, evaluate, monitor and adjust our accrued liability for peering partner disputes, and (iii) a lack of adequate control to record non-plan stock option grants in the appropriate period. As a result, audit adjustments to our financial statements were identified during the course of the audit. In an effort to remediate these material weaknesses, with respect to complex financial instruments, we have retained consultants to assist us in properly accounting for complex financial instruments and have also developed in-house knowledge and expertise related to the accounting literature surrounding complex financial instruments. With respect to peering partner disputes, we have developed, documented and initiated enhanced procedures over our peering partner disputes to improve our ability to make reasonable estimates with respect to the amounts that such disputes will ultimately be settled. With respect to non-plan stock option grants, we have outsourced our stock administration function to a third party and we have implemented additional procedures to review non-plan grants to correctly assess the grant date. We cannot assure you that these measures will significantly improve or remediate the material weaknesses described above.

        Assessing our procedures to improve our internal control over financial reporting is an ongoing process. We are currently not required to comply with Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting. As a result, our management did not perform an evaluation of our internal control over financial reporting as of December 31, 2010. Further, our independent registered public accounting firm has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. We currently do not have an internal audit function.

        For the year ending December 31, 2012, pursuant to Section 404 of the Sarbanes-Oxley Act, management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting. Under current SEC rules, if we are an accelerated filer, our independent registered public accounting firm will be required to deliver an attestation report on the effectiveness of our internal control over financial reporting beginning with the year ending December 31, 2012.

Results of Operations

        The following table presents our statement of operations for the periods indicated (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)	(unaudited)
Revenue	$43,352	$76,194	$111,549	$80,445	$106,234
Operating expenses:
Peering partner compensation	29,824	50,232	79,108	56,890	74,927
Infrastructure costs	2,987	5,265	6,348	4,546	5,691
Operations(1)	3,353	4,673	5,578	4,181	5,610
Research and development(1)	2,447	3,567	4,069	3,042	4,688
Sales and marketing(1)	4,741	6,367	7,693	5,636	10,411
General and administrative(1)	2,177	4,568	5,547	4,177	5,927
Depreciation and amortization	1,852	2,373	3,719	2,627	3,960

Total operating expenses	47,381	77,045	112,062	81,099	111,214

Loss from operations	(4,029)	(851)	(513)	(654)	(4,980)
Interest expense, net	(1,274)	(1,488)	(2,614)	(1,842)	(2,072)
Change in fair value of warrant liabilities	163	(1,004)	(8,492)	(5,260)	(2,590)

Net loss	$(5,140)	$(3,343)	$(11,619)	$(7,756)	$(9,642)

(1)
Includes stock-based compensation expense as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)	(unaudited)
Operations	$27	$31	$144	$100	$192
Research and development	16	49	81	56	725
Sales and marketing	185	111	153	99	3,056
General and administrative	91	106	186	138	244

Total stock-based compensation	$319	$297	$564	$393	$4,217

        The following table sets forth the results of operations for the specified periods as a percentage of our revenue for those periods:

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Revenue	100%	100%	100%	100%	100%
Operating expenses:
Peering partner compensation	69	66	71	71	71
Infrastructure costs	7	7	6	6	5
Operations	8	6	5	5	5
Research and development	6	5	4	4	4
Sales and marketing	11	8	7	7	10
General and administrative	5	6	5	5	6
Depreciation and amortization	4	3	3	3	4

Total operating expenses	109	101	100	101	105

Loss from operations	(9)	(1)	(0)	(1)	(5)
Interest expense, net	(3)	(2)	(2)	(2)	(2)
Change in fair value of warrant liabilities	0	(1)	(8)	(7)	(2)

Net loss	(12)%	(4)%	(10)%	(10)%	(9)%

Nine months ended September 30, 2011 compared to the nine months ended September 30, 2010

  Revenue

	Nine Months Ended September 30,
			Increase / (Decrease)	% Increase / (Decrease)
	2010	2011
	(in thousands, except for percentages)
Revenue	$80,445	$106,234	$25,789	32%

        Our revenue increased by $25.8 million, or 32 percent, to $106.2 million in the nine months ended September 30, 2011 from $80.4 million in the same period in 2010. This increase is due to $13.1 million in revenue from new customers in the nine months ended September 30, 2011, with the remaining increase due to increased minutes of use from existing customers. Revenue from Sprint and Qwest represented 21 percent and 12 percent of our revenue in the nine months ended September 30, 2011, respectively, and revenue from Sprint and Qwest represented 32 percent and 17 percent of our revenue in the same period in 2010, respectively. We expect that the percentage of our revenue represented by customers that represent 10 percent or more or our revenue will continue to vary in future periods due to factors such as industry consolidation, new or changed direct peering arrangements between service providers, and the addition or loss by our customers of their end user customers.

  Operating Expenses

  Peering Partner Compensation

	Nine Months Ended September 30,
			Increase / (Decrease)	% Increase / (Decrease)
	2010	2011
	(in thousands, except for percentages)
Peering partner compensation	$56,890	$74,927	$18,037	32%

        Our peering partner compensation costs increased by $18.0 million, or 32 percent, to $74.9 million in the nine months ended September 30, 2011 from $56.9 million in the same period in 2010. This increase was primarily due to increased traffic through our CloudWorx CaaS Platform. Peering partner compensation as a percentage of revenue remained consistent at 71 percent in the nine months ended September 30, 2010 and 2011.

  Infrastructure Costs

	Nine Months Ended September 30,
			Increase / (Decrease)	% Increase / (Decrease)
	2010	2011
	(in thousands, except for percentages)
Infrastructure costs	$4,546	$5,691	$1,145	25%

        Infrastructure costs increased by $1.1 million, or 25 percent, to $5.7 million in the nine months ended September 30, 2011 from $4.5 million in the same period in 2010. This increase was necessary to support the increase in revenue from our customers. In addition, our maintenance costs increased by $0.6 million due to a period-over-period increase in costs related to the equipment that hosts our CloudWorx CaaS Platform. Infrastructure costs as a percentage of revenue decreased from 6 percent for the nine months ended September 30, 2010 to 5 percent for the same period in 2011.

  Operations

	Nine Months Ended September 30,
			Increase / (Decrease)	% Increase / (Decrease)
	2010	2011
	(in thousands, except for percentages)
Operations	$4,181	$5,610	$1,429	34%

        Operations expenses increased by $1.4 million, or 34 percent, to $5.6 million in the nine months ended September 30, 2011 from $4.2 million in the same period in 2010. This increase was primarily the result of a $1.3 million increase in headcount related costs. Operations expenses as a percentage of revenue was consistent at 5 percent for the nine months ended September 30, 2010 and 2011. Operations expenses included $0.1 million in stock compensation expense in the nine months ended September 30, 2010 and $0.2 million in the same period in 2011.

  Research and Development

	Nine Months Ended September 30,
			Increase / (Decrease)	% Increase / (Decrease)
	2010	2011
	(in thousands, except for percentages)
Research and development	$3,042	$4,688	$1,646	54%

        Research and development expenses increased by $1.6 million, or 54 percent, to $4.7 million in the nine months ended September 30, 2011 from $3.0 million in the same period in 2010. This increase was primarily the result of a $0.8 million increase in headcount related costs as we expanded our product development efforts. Stock-based compensation expense increased by $0.7 million primarily due to the issuance of fully vested options to certain long-time employees whose nonstatutory options had expired. Research and development expenses as a percentage of revenue remained consistent at 4 percent in the nine months ended September 30, 2010 and 2011. We capitalized certain software development costs of $0.5 million in the nine months ended September 30, 2011 and $0.5 million for the same period in 2010. Research and development expenses included $56,000 in stock compensation expense in the nine months ended September 30, 2010 and $0.7 million for the same period in 2011.

  Sales and Marketing

	Nine Months Ended September 30,
			Increase / (Decrease)	% Increase / (Decrease)
	2010	2011
	(in thousands, except for percentages)
Sales and marketing	$5,636	$10,411	$4,775	85%

        Sales and marketing expenses increased by $4.8 million, or 85 percent, to $10.4 million in the nine months ended September 30, 2011 from $5.6 million in the same period in 2010. Stock-based compensation expense increased by $3.0 million, of which $2.7 million is due to the issuance of fully vested options to certain long-time employees whose nonstatutory options had expired. The remaining increase was primarily the result of a $1.1 million increase in headcount related costs, a $0.3 million increase in sales commissions and sales agent fees due to the increase in revenue in the nine months ended September 30, 2011, and a $0.4 million increase in marketing expenses due to an increase in marketing initiatives. Sales and marketing expenses increased as a percentage of revenue from 7 percent in the nine months ended September 30, 2010 to 10 percent in the same period in 2011 due primarily to the increase in stock compensation expense. Sales and marketing expenses included $0.1 million in stock compensation expense in the nine months ended September 30, 2010 and $3.1 million in the same period in 2011.

  General and Administrative

	Nine Months Ended September 30,
			Increase / (Decrease)	% Increase / (Decrease)
	2010	2011
	(in thousands, except for percentages)
General and administrative	$4,177	$5,927	$1,750	42%

        General and administrative expenses increased by $1.8 million, or 42 percent in the nine months ended September 30, 2011 to $5.9 million from $4.2 million in the same period in 2010. This increase was primarily the result of an increase of $0.7 million in headcount related costs as we continued to invest in our administrative infrastructure in anticipation of our future growth and being a public company, a $0.1 million increase in travel related expenses, a $0.1 million increase in contractor fees, a $0.1 million increase in stock-based compensation, and a $0.6 million increase for regulatory filings. General and administrative expenses as a percentage of revenue increased from 5 percent for the nine months ended September 30, 2010 to 6 percent for the same period in 2011. General and administrative expenses included $0.1 million in stock compensation expense in the nine months ended September 30, 2010 and $0.2 million in the same period in 2011.

  Depreciation and Amortization

	Nine Months Ended September 30,
			Increase / (Decrease)	% Increase / (Decrease)
	2010	2011
	(in thousands, except for percentages)
Depreciation and amortization	$2,627	$3,960	$1,333	51%

        Depreciation and amortization expenses increased by $1.3 million, or 51 percent in the nine months ended September 30, 2011 to $4.0 million from $2.6 million in the same period in 2010. The increase was primarily due to an increase in costs related to the equipment that hosts our CloudWorx CaaS Platform as we added more capacity to address the increase in minutes of use and expansion of our customer base.

  Interest Expense, net

	Nine Months Ended September 30,
			Increase / (Decrease)	% Increase / (Decrease)
	2010	2011
	(in thousands, except for percentages)
Interest expense, net	$1,842	$2,072	$230	12%

        Interest expense, net increased by $0.2 million, or 12 percent, in the nine months ended September 30, 2011 to $2.1 million from $1.8 million in the same period in 2010. This increase was primarily a result of additional borrowings under our equipment financing agreements and revolving accounts receivable loan facility and the amortization of debt discount and deferred financing fees on all our debt obligations.

  Change in Fair Value of Warrant Liabilities

	Nine Months Ended September 30,
			Increase / (Decrease)	% Increase / (Decrease)
	2010	2011
	(in thousands, except for percentages)
Change in fair value of warrant liabilities	$5,260	$2,590	$(2,670)	(51)%

        The change in fair value of warrant liabilities decreased by $2.7 million to an expense of $2.6 million in the nine months ended September 30, 2011 from an expense of $5.3 million in the same period in 2010. The change was primarily due to the increase in the fair value of the stock underlying the warrants, offset by the decrease in the number of warrants subject to remeasurement. See Note 8 to our financial statements included elsewhere in this prospectus.

Year ended December 31, 2010 compared to the year ended December 31, 2009

        Revenue

	Year Ended December 31,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2009	2010
	(in thousands, except for percentages)
Revenue	$76,194	$111,549	$35,355	46%

        Our revenue increased by $35.3 million, or 46 percent, to $111.5 million in 2010 from $76.2 million in 2009. This increase primarily reflected an increase of $28.8 million resulting from the addition in late 2009 of a large service provider customer and an aggregate $10.9 million in revenue due to increased usage from other existing service provider customers offset in part by a decrease of $17.1 million in revenue from one customer. The remaining increase was due to revenue from new customers in 2010. Revenue from Sprint and Qwest represented 29 percent and 16 percent of our revenue in 2010, respectively, and revenue from Qwest and Excel Telecommunications represented 46 percent and 10 percent of our revenue in 2009, respectively. Although the percentage of revenue from our two largest customers declined as compared to the prior year, the revenue in aggregate dollars from our two largest customers increased by approximately 18 percent from 2009 to 2010.

  Operating Expenses

        Peering Partner Compensation

	Year Ended December 31,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2009	2010
	(in thousands, except for percentages)
Peering partner compensation	$50,232	$79,108	$28,876	57%

        Our peering partner compensation costs increased by $28.9 million, or 57 percent, to $79.1 million in 2010 from $50.2 million in 2009. This increase was primarily due to increased traffic through our CloudWorx CaaS Platform. Peering partner compensation increased as a percentage of revenue from 66 percent in 2009 to 71 percent in 2010. In 2009, we benefited from a more favorable revenue mix than in 2010 due to the composition of minutes, causing peering partner compensation as a percentage of revenue to be lower in 2009.

        Infrastructure Costs

	Year Ended December 31,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2009	2010
	(in thousands, except for percentages)
Infrastructure costs	$5,265	$6,348	$1,083	21%

        Infrastructure costs increased by $1.1 million, or 21 percent, to $6.3 million in 2010 from $5.3 million in 2009. This increase was necessary to support the increase in minutes of use by our customers. In addition, our maintenance costs increased by $0.7 million due to a year-over-year increase in costs related to the equipment that hosts our CloudWorx CaaS Platform. Infrastructure costs decreased as a percentage of revenue from 7 percent in 2009 to 6 percent in 2010, as we were able to process the increase in minutes of use without having to make a proportional investment in our infrastructure.

        Operations

	Year Ended December 31,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2009	2010
	(in thousands, except for percentages)
Operations	$4,673	$5,578	$905	19%

        Operations expenses increased by $0.9 million, or 19 percent, to $5.6 million in 2010 from $4.7 million in 2009. This increase was primarily the result of a $0.8 million increase in costs related to personnel due to an increase in the headcount in our operations group. Operations expenses decreased as a percentage of revenue from 6 percent in 2009 to 5 percent in 2010, as we were able to increase our revenue without a proportional increase in our operations staff. Operations expenses included $31,000 in stock compensation expense in 2009 and $0.1 million in 2010.

        Research and Development

	Year Ended December 31,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2009	2010
	(in thousands, except for percentages)
Research and development	$3,567	$4,069	$502	14%

        Research and development expenses increased by $0.5 million, or 14 percent, to $4.1 million in 2010 from $3.6 million in 2009. This increase was primarily the result of a $0.4 million increase in costs related to personnel due to an increase in headcount as we expanded our product development efforts, in particular for our CloudCentral portal and other new and enhanced services for our enterprise customers. Research and development expenses decreased as a percentage of revenue from 5 percent in 2009 to 4 percent in 2010, notwithstanding an increase in research and development headcount, as a portion of research and development costs were capitalized. Capitalized software development costs increased from $0 in 2009 to $0.7 million in 2010. Research and development expenses included $49,000 in stock compensation expense in 2009 and $81,000 in 2010.

        Sales and Marketing

	Year Ended December 31,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2009	2010
	(in thousands, except for percentages)
Sales and marketing	$6,367	$7,693	$1,326	21%

        Sales and marketing expenses increased by $1.3 million, or 21 percent, to $7.7 million in 2010 from $6.4 million in 2009. This increase was primarily the result of a $1.3 million increase in costs related to personnel due to an increase in headcount and a $0.5 million increase in sales commissions and sales agent fees due to the increase in revenue in 2010. These increases were offset by a $0.4 million decrease in contractor and consulting fees, as we hired more employees. Sales and marketing expenses decreased as a percentage of revenue from 8 percent in 2009 to 7 percent in 2010. Sales and marketing expenses included $0.1 million in stock compensation expense in 2009 and $0.2 million in 2010.

        General and Administrative

	Year Ended December 31,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2009	2010
	(in thousands, except for percentages)
General and administrative	$4,568	$5,547	$979	21%

        General and administrative expenses increased by $1.0 million, or 21 percent in 2010 to $5.5 million from $4.6 million in 2009. This increase was primarily the result of an increase of $1.0 million in costs related to personnel due to an increase in headcount as we continued to invest in our administrative infrastructure in anticipation of future growth, $0.5 million for regulatory filings and related professional services and $0.1 million in recruiting costs. These increases were offset by decreases in bad debt expense of $0.6 million and legal costs of $0.3 million. The decrease in bad debt expense was due to larger provisions taken in 2009 for customers whose receivables became uncollectible in that year. General and administrative expenses decreased as a percentage of revenue from 6 percent in 2009 to 5 percent in 2010 due to a decrease in bad debt expense and an increase in revenue without a need for a proportionate increase in administrative staff. General and administrative expenses included $0.1 million in stock compensation expense in 2009 and $0.2 million in 2010.

        Depreciation and Amortization

	Year Ended December 31,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2009	2010
	(in thousands, except for percentages)
Depreciation and amortization	$2,373	$3,719	$1,346	57%

        Depreciation and amortization expenses increased by $1.3 million, or 57 percent in 2010 to $3.7 million from $2.4 million in 2009 primarily due to an increase in costs related to the equipment that hosts our CloudWorx CaaS Platform, as we added more capacity to address the increase in minutes of use and expansion of our customer base.

        Interest Expense, Net

	Year Ended December 31,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2009	2010
	(in thousands, except for percentages)
Interest expense, net	$1,488	$2,614	$1,126	76%

        Interest expense, net increased by $1.1 million, or 76 percent, in 2010 to $2.6 million from $1.5 million in 2009. This increase was primarily a result of additional borrowings under our equipment financing agreements and the amortization of debt discount and deferred financing fees on all our debt obligations.

        Change in Fair Value of Warrant Liabilities

	Year Ended December 31,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2009	2010
	(in thousands, except for percentages)
Change in fair value of warrant liabilities	$1,004	$8,492	$7,488	746%

        The change in fair value of warrant liabilities increased by $7.5 million to an expense of $8.5 million in 2010 from an expense of $1.0 million in 2009. The change was primarily due to the increase in the fair value of the stock underlying the warrants.

Year ended December 31, 2009 compared to the year ended December 31, 2008

        Revenue

	Year Ended December 31,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2008	2009
	(in thousands, except for percentages)
Revenue	$43,352	$76,194	$32,842	76%

        Our revenue increased by $32.8 million, or 76 percent, to $76.2 million in 2009 from $43.4 million in 2008. This increase primarily reflected a $17.3 million increase in revenue from our largest customer and $8.9 million from new customers in 2009. Revenue from Qwest and Excel Telecommunications, represented 46 percent and 10 percent of our revenue in 2009, respectively, and revenue from Qwest represented 41 percent of our revenue in 2008.

  Operating Expenses

        Peering Partner Compensation

	Year Ended December 31,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2008	2009
	(in thousands, except for percentages)
Peering partner compensation	$29,824	$50,232	$20,408	68%

        Our peering partner compensation costs increased by $20.4 million, or 68 percent, to $50.2 million in 2009 from $29.8 million in 2008 due to increased traffic over our CloudWorx CaaS Platform. Peering partner compensation decreased as a percentage of revenue from 69 percent in 2008 to 66 percent in 2009 primarily as a result of a more favorable revenue mix due to the composition of minutes in 2009.

        Infrastructure Costs

	Year Ended December 31,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2008	2009
	(in thousands, except for percentages)
Infrastructure costs	$2,987	$5,265	$2,278	76%

        Infrastructure costs increased by $2.3 million, or 76 percent, to $5.3 million in 2009 from $3.0 million in 2008. This increase was primarily the result of the increase in minutes of use by our customers. In addition, we maintained additional capacity during 2009 as we invested in additional infrastructure in anticipation of future growth. Infrastructure costs as a percentage of revenue was unchanged at 7 percent in 2008 and 2009, as the additional capacity was in line with the growth in minutes of use by our customers.

        Operations

	Year Ended December 31,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2008	2009
	(in thousands, except for percentages)
Operations	$3,353	$4,673	$1,320	39%

        Operations expenses increased by $1.3 million, or 39 percent, to $4.7 million in 2009 from $3.4 million in 2008. This increase was primarily the result of a $1.1 million increase in costs related to personnel due to an increase in the headcount of our operations group and $0.2 million in fees paid to contractors due to the growth of our business in 2009. Operations expenses decreased as a percentage of revenue from 8 percent in 2008 to 6 percent in 2009 as we were able to increase our revenue without needing a proportionate increase in our operations staff. Operations expenses included $27,000 in stock compensation expense in 2008 and $31,000 in 2009.

        Research and Development

	Year Ended December 31,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2008	2009
	(in thousands, except for percentages)
Research and development	$2,447	$3,567	$1,120	46%

        Research and development expenses increased by $1.1 million, or 46 percent, to $3.6 million in 2009 from $2.4 million in 2008. This increase was primarily the result of a $1.3 million increase in costs related to personnel offset by a decrease of $0.3 million in contract employee costs, as we hired more personnel for our product development activities and reduced our reliance on outside services. We also expanded our research and development activities in 2009, as we began to develop new and enhanced services for our enterprise customers. Research and development expenses decreased as a percentage of revenue from 6 percent in 2008 to 5 percent in 2009, as we decreased our reliance on outside contractors. Research and development expenses included $16,000 in stock compensation expense in 2008 and $49,000 in 2009.

        Sales and Marketing

	Year Ended December 31,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2008	2009
	(in thousands, except for percentages)
Sales and marketing	$4,741	$6,367	$1,626	34%

        Sales and marketing expenses increased by $1.6 million, or 34 percent, to $6.4 million in 2009 from $4.7 million in 2008. This increase was primarily the result of an increase of $0.5 million in costs related to personnel, $0.2 million in recruiting fees, $0.1 million in sales commissions and $0.1 million in travel costs due to an increase in the number of sales and marketing employees in 2009. We also increased our marketing expenses by $0.1 million, and our consulting and contractor costs increased by $0.5 million due to the expansion of our operations in 2009. Sales and marketing expenses decreased as a percentage of revenue from 11 percent in 2008 to 8 percent in 2009 as we increased our revenue without a proportionate increase in our sales and marketing staff. Sales and marketing expenses included $0.2 million in stock compensation expense in 2008 and $0.1 million in 2009.

        General and Administrative

	Year Ended December 31,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2008	2009
	(in thousands, except for percentages)
General and administrative	$2,177	$4,568	$2,391	110%

        General and administrative expenses increased by $2.4 million, or 110 percent, to $4.6 million in 2009 from $2.2 million in 2008. This increase was primarily the result of an increase of $0.7 million in costs related to personnel due to higher headcount, $0.6 million in professional services primarily due to higher legal costs, $0.3 million in contractor and consulting expenses and $0.5 million in bad debt expense. Professional services and contractor and consulting costs increased, as we expanded our operations and entered into more contracts with customers and peering partners, as well as a higher level of business development activity. General and administrative expenses increased as a percentage of revenue from five percent in 2008 to six percent in 2009 due to an increase in bad debt expense and an increase in administrative staff. General and administrative expenses included $91,000 in stock compensation expense in 2008 and $0.1 million in 2009.

        Depreciation and Amortization

	Year Ended December 31,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2008	2009
	(in thousands, except for percentages)
Depreciation and amortization	$1,852	$2,373	$521	28%

        Depreciation and amortization expenses increased by $0.5 million, or 28 percent, to $2.4 million in 2009 from $1.9 million in 2008. This increase was due to additional costs related to the equipment that hosts our CloudWorx CaaS Platform, as we added more capacity to address the increased traffic and expansion of our customer base.

        Interest Expense, Net

	Year Ended December 31,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2008	2009
	(in thousands, except for percentages)
Interest expense, net	$1,274	$1,488	$214	17%

        Interest expense, net increased by $0.2 million, or 17 percent, to $1.5 million in 2009 from $1.3 million in 2008. This change was primarily a result of an increase in interest expense from our equipment financings in 2009. This increase was offset by a non-recurring $0.5 million beneficial conversion charge from the conversion of $2.1 million in convertible promissory notes and related accrued interest into our Series C convertible preferred stock in October 2008 at a discount.

        Change in Fair Value of Warrant Liabilities

	Year Ended December 31,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2008	2009
	(in thousands, except for percentages)
Change in fair value of warrant liabilities	$163	$(1,004)	$(1,167)	(716)%

        The fair value of warrant liabilities changed by $1.2 million to an expense of $1.0 million in 2009 from a gain of $0.1 million in 2008. This change was primarily due to an increase in the fair value of the stock underlying the warrants.

Quarterly Results of Operations

        The following table sets forth our unaudited quarterly statement of operations data for each of the eleven quarters in the period ended September 30, 2011. The data below has been prepared on the same basis as the audited financial statements included elsewhere in this prospectus, and, in management's opinion, reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	Three Months Ended
	Mar 31, 2009	June 30, 2009	Sept 30, 2009	Dec 31, 2009	Mar 31, 2010	June 30, 2010	Sept 30, 2010	Dec 31, 2010	Mar 31, 2011	June 30, 2011	Sept 30, 2011
	(in thousands) (unaudited)
Revenue	$14,783	$17,544	$21,138	$22,729	$22,697	$28,419	$29,329	$31,104	$30,944	$34,710	$40,580
Operating expenses:
Peering partner compensation	9,446	11,353	14,132	15,301	15,949	19,949	20,992	22,218	21,630	24,581	28,716
Infrastructure costs	992	1,340	1,552	1,381	1,471	1,434	1,641	1,802	1,774	1,986	1,931
Operations(1)	1,197	1,138	1,246	1,092	1,311	1,419	1,451	1,397	1,718	1,956	1,936
Research and development(1)	834	932	968	833	1,005	1,011	1,026	1,027	1,205	1,987	1,496
Sales and marketing(1)	1,766	1,455	1,641	1,505	1,547	1,976	2,113	2,057	2,381	3,285	4,745
General and administrative(1)	1,141	1,277	1,049	1,101	1,361	1,365	1,451	1,370	1,917	1,812	2,198
Depreciation and amortization	481	564	641	687	774	827	1,026	1,092	1,220	1,305	1,435

Total operating expenses	15,857	18,059	21,229	21,900	23,418	27,981	29,700	30,963	31,845	36,912	42,457

Income (loss) from operations	(1,074)	(515)	(91)	829	(721)	438	(371)	141	(901)	(2,202)	(1,877)
Interest expense, net	(225)	(426)	(381)	(456)	(491)	(602)	(749)	(772)	(806)	(644)	(622)
Change in fair value of warrant liabilities	(459)	1	7	(553)	(2,740)	(839)	(1,681)	(3,232)	(3,641)	(1,277)	2,328

Net loss	$(1,758)	$(940)	$(465)	$(180)	$(3,952)	$(1,003)	$(2,801)	$(3,863)	$(5,348)	$(4,123)	$(171)

  (1)
  Includes stock-based compensation expense as follows:

	Three Months Ended
	Mar 31, 2009	June 30, 2009	Sept 30, 2009	Dec 31, 2009	Mar 31, 2010	June 30, 2010	Sept 30, 2010	Dec 31, 2010	Mar 31, 2011	June 30, 2011	Sept 30, 2011
	(in thousands) (unaudited)
Operations	$9	$7	$7	$8	$32	$33	$35	$44	$21	$99	$72
Research and development	10	11	14	14	17	19	20	25	25	610	90
Sales and marketing	31	19	19	42	15	34	50	53	116	757	2,183
General and administrative	26	26	27	27	39	57	42	49	68	69	107

Total stock-based compensation	$76	$63	$67	$91	$103	$143	$147	$171	$230	$1,535	$2,452

  Quarterly Trends

        Revenue continued to increase over each of the eleven quarters ended September 30, 2011, except that revenue decreased slightly in the quarters ended March 31, 2009, 2010 and 2011 as compared to the revenue from the prior quarter. Revenue in each quarter is impacted by the weighted number of business days in the quarter.

        Peering partner compensation increased over each quarter in 2009 and 2010 and the quarters ended June 30, 2011 and September 30, 2011 due to increased traffic over our CloudWorx CaaS Platform.

        Infrastructure costs increased beginning in the second quarter of 2009 as we added capacity for the delivery of higher traffic levels, and then remained consistent until the latter part of 2010 when we again expanded our capacity for the anticipated increase in our revenues and maintenance costs increased due to our purchases of more equipment in 2010 and year to date in 2011.

        Operations, research and development, sales and marketing, and general and administrative expenses increased primarily due to the addition of personnel in connection with the expansion of our business.

        Depreciation and amortization expense increased quarter over quarter due to an increase in our purchases of equipment as we added more capacity to address the increased traffic over our CloudWorx CaaS Platform.

        Interest expense varied from quarter to quarter due to increased borrowings under our equipment financing arrangements and revolving accounts receivable loan facility; and a loan modification in the quarter ended March 31, 2010.

        Change in fair value of warrants was impacted by changes in the valuation of our stock which did not change significantly in the quarters ended June 30, 2009 and September 30, 2009, and then continued to increase in subsequent quarters through June 30, 2011 as the estimated fair value of our stock increased. In the quarter ended September 30, 2011, the estimated fair value of our stock decreased due to market conditions, which reduced the valuation of comparable guideline companies.

        Net loss decreased from the quarter ended March 31, 2009 through the quarter ended December 31, 2009 as we continued to benefit from higher income from operations. Our net loss in the quarters in 2010 varied significantly primarily due to higher charges for the change in fair value of warrant liabilities. Our net loss in the quarter ended September 30, 2011 decreased due to the credit for the change in fair value of warrant liabilities.

Liquidity and Capital Resources

        Since inception, we have funded our operations primarily with proceeds from issuances of common stock, convertible preferred stock, convertible promissory notes and debt facilities. From inception to September 30, 2011, we raised an aggregate of $36.1 million from the sale of our convertible preferred stock, including amounts received from the issuance of convertible promissory notes. We have also funded purchases of equipment with proceeds from our long-term debt.

        Currently, we have outstanding debt obligations, including accrued interest, to several commercial lenders. As of September 30, 2011, we owed approximately $2.5 million to Vogen Funding, L.P., $1.3 million to Atel Ventures, Inc., $1.3 million to Compass Horizon Funding LLC, $13.8 million to Hercules Corporation II, L.P. and Comerica Bank, and $7.1 million to East West Bank under credit arrangements providing funds for working capital and the purchase of equipment. We have no further ability to incur indebtedness under the agreements with Vogen Funding, L.P., Atel Ventures, Inc. and Compass Horizon Funding LLC. We have an ability to borrow up to an additional $4.5 million under our agreement with Hercules Corporation II, L.P. and Comerica Bank, and have an ability to borrow up to an additional $4.7 million under our debt agreement with East West Bank. These debt agreements generally require us to provide security for our obligations in the form of liens on equipment purchased with money borrowed, and in the case of the debt agreement with Hercules Corporation and Comerica Bank, liens on other of our personal property. Interest rates on the amounts borrowed range from fifteen percent to a variable prime plus one percent. We intend to use a portion of the proceeds of this offering to satisfy all remaining obligations under the debt agreements with Vogen Funding, L.P., Atel Ventures, Inc., Compass Horizon Funding LLC, Hercules Corporation II, L.P., Comerica Bank and East West Bank.

        Our debt agreements contain certain affirmative and negative covenants, including restrictions with respect to payment of cash dividends, merger or consolidation, changes in the nature of our business, disposal of assets and obtaining additional loans. Our debt agreements also contain certain financial covenants and cross-default provisions whereby a default, including a violation of covenants, under the terms of one agreement would result in a default under another agreement. As of September 30, 2011, we were in compliance with our debt covenants in all material respects. Our debt agreements are collateralized by all of our assets. In the event we fail to comply with our debt covenants, the amounts outstanding under our debt agreements would become due and payable absent a waiver by our lenders, which could materially and adversely affect our liquidity.

        We have incurred recurring operating losses since inception and have negative working capital of $14.2 million, an accumulated deficit of $46.3 million and a total stockholders' deficit of $36.4 million as of September 30, 2011. We do not expect any material change in our need for financing over the next twelve months. Our cash provided by or used in operating activities can vary from period to period, particularly as a result of timing differences between payment of peering partner compensation and billing and collection of large receivables. For example, cash used in operating activities during the nine months ended September 30, 2011 was affected by the timing of our collection of $7.0 million of accounts receivable, which we received in the first week of October 2011. In addition, cash used during the period reflected the use of $2.3 million for costs incurred in connection with our preparations for this offering. Our cash used in investing activities principally relates to the purchase of new equipment which is generally matched by borrowings under our equipment lines of credit. Our cash provided by or used in financing activities principally relates to new bank borrowings or repayment of outstanding debt. We have entered into agreements with various lenders to defer $2.0 million and $1.4 million of principal payments on our equipment financing obligations to January 1 and January 31, 2012, respectively. In the event that this offering is delayed, we will likely seek additional equity or debt financing. Among other proposals we are evaluating, we have received a non-binding term sheet from certain of our existing investors which provides for up to $11 million of new debt financing. We believe our existing cash and cash equivalents combined with the amounts available under our debt facilities and the additional debt or equity which we expect to raise, will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months.

        We currently expect to continue to finance our operations following this offering with a combination of the proceeds of this offering, cash provided by operations and debt arrangements. However, there can be no assurance that additional funding will be available to us on acceptable terms on a timely basis, if at all, or that we will generate sufficient cash from operations to adequately fund our operating needs or ultimately achieve profitability. If we are unable to raise additional capital to fund our operations, we will need to curtail planned activities to reduce costs. Doing so will likely have an unfavorable effect on our ability to execute on our business plans.

  Cash Flows

        The following summary of our cash flows is for the periods indicated, and has been derived from our financial statements which are included elsewhere in this prospectus:

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Cash provided by (used in) operating activities	$(5,577)	$3,166	$4,676	$1,327	$(4,025)
Cash used in investing activities	$(4,380)	$(10,343)	$(11,706)	$(7,565)	$(9,449)
Cash provided by financing activities	$19,778	$5,547	$6,055	$3,237	$9,408

  Cash Flows from Operating Activities

        Our primary uses of cash from operating activities have been for personnel related expenditures, product development and costs related to our facilities. Our cash flows from operating activities will continue to be affected principally by our working capital requirements and the extent to which we increase spending on personnel as our business grows. Our largest source of operating cash flows is cash collections from our customers. We generally bill our customers on a monthly or weekly basis with payment due within 30 or 15 days. We have similar payment terms with our peering partners.

        Cash used in operating activities of $5.6 million in 2008 reflected a net loss of $5.1 million, partially offset by non-cash interest of $0.6 million primarily related to the discount on the conversion of promissory notes into Series C convertible preferred stock. The increase in our net operating assets and liabilities was primarily a result of an increase of $6.0 million in accounts receivable due to the increase in revenue in the latter part of 2008 partially offset by an increase of $2.4 million in accounts payable as we expanded our business.

        Cash provided by operating activities of $3.2 million in 2009 reflected a net loss of $3.3 million, partially offset by non-cash charges of $2.4 million for depreciation and amortization and $1.0 million related to our warrants as a result of the issuance of additional warrants and an increase in the fair value of the stock underlying these warrants. The increase in our net operating assets and liabilities was primarily a result of an increase of $4.3 million in accounts payable and accrued liabilities as our business grew, offset by an increase of $2.6 million on our accounts receivable balances, primarily due to the increase in revenue year over year and the timing of when we collect on the receivables.

        Cash provided by operating activities of $4.7 million in 2010 reflected a net loss of $11.6 million, offset by aggregate non-cash charges of $12.2 million due to depreciation expenses and the change in fair value of warrant liabilities and an increase of $2.6 million in our net operating assets and liabilities. This increase in our net operating assets and liabilities was primarily a result of an increase of $5.6 million in accounts payable and accrued liabilities offset by an increase in our accounts receivable balances of $2.4 million which was primarily due to the increase in revenue year over year and the timing of when we collected on the receivables. As we have grown our business, we have been able to obtain more favorable payment terms from our customers and peering partners.

        Cash provided by operating activities of $1.3 million in the nine months ended September 30, 2010 reflected a net loss of $7.8 million, offset by aggregate non-cash charges of $7.9 million for depreciation expense and the change in fair value of warrant liabilities. The change in net operating assets and liabilities of $0.2 million was primarily a result of a $4.0 million increase in accounts receivable due to the timing of our collection of the receivables, offset by an increase in accounts payable and accrued liabilities of $4.6 million as our operations had grown.

        Cash used in operating activities of $4.0 million in the nine months ended September 30, 2011 reflected a net loss of $9.6 million, offset by aggregate non-cash charges of $6.6 million for depreciation expense and the change in fair value of warrant liabilities, $4.2 million in stock-based compensation expense, and $0.8 million of non-cash interest expense. The decrease in net operating assets and liabilities of $6.0 million was primarily a result of the $9.5 million increase in accounts receivable due to the timing of our collection of the receivables, and the increase of $4.5 million in other assets for deferred costs we have incurred in connection with our initial public offering, offset by a net increase of $8.2 million in accounts payable and accrued liabilities as our operations have grown.

  Cash Flows from Investing Activities

        Our investing activities have consisted primarily of capital expenditures to purchase equipment that hosts our CloudWorx CaaS Platform and to a lesser degree purchase of intangible assets. We have historically made investments each year for the acquisition of additional equipment to support our current and anticipated revenue growth and expect to continue to do so in the future.

        In 2008, cash used in investing activities was $4.4 million as a result of our capital expenditures.

        In 2009, cash used in investing activities was $10.3 million as a result of $9.9 million in capital expenditures and $0.5 million for the purchase of intangible assets.

        In 2010, cash used in investing activities was $11.7 million as a result of $10.4 million in capital expenditures and $1.5 million for the purchase of intangible assets, including the capitalization of our CloudCentral portal costs.

        During the nine months ended September 30, 2010, cash used in investing activities was $6.5 million in net capital expenditures and $1.1 million for the purchase of intangible assets.

        During the nine months ended September 30, 2011, cash used in investing activities was $8.5 million in net capital expenditures and $1.0 million for the purchase of intangible assets.

  Cash Flows from Financing Activities

        To date, we have financed our operations primarily with proceeds from the sale of convertible preferred stock and debt facilities. As of December 31, 2010, we had outstanding debt of $18.7 million.

        In 2008, cash provided by financing activities was $19.8 million, primarily as a result of $16.2 million of net proceeds from the issuance of our Series C convertible preferred stock and net borrowings of $3.6 million from an equipment loan facility that we entered into in 2007.

        In 2009, cash provided by financing activities was $5.5 million, primarily as a result of the receipt of $9.6 million from equipment loan facilities that we entered into in 2007 and 2009, offset by repayments on our debt of $4.1 million.

        In 2010, cash provided by financing activities was $6.1 million, primarily as a result of the receipt of $10.2 million from equipment loan facilities and a loan and security agreement that we entered into in 2010, offset by repayments on our debt of $4.1 million.

        During the nine months ended September 30, 2010, cash provided by financing activities was a result of the net borrowings of $3.2 million on our debt arrangements.

        During the nine months ended September 30, 2011, cash provided by financing activities was primarily from $13.3 million in borrowings on our equipment financing arrangements and revolving accounts receivable loan facility and $2.0 million in funds received from the repayment of shareholder notes receivable, offset by repayments of $5.9 million on our debt arrangements.

Contractual Obligations

        The following summarizes our contractual obligations as of December 31, 2010:

	Payments Due by Period
Contractual Obligations:	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Long-term debt obligations, including current portion(1)	$10,990	$9,555	$—	$—	$20,545
Capital lease obligation	131	393	77	—	601
Operating lease obligations(2)	1,704	517	—	—	2,221
Purchase commitments	4,500	—	—	—	4,500

Total	$17,325	$10,465	$77	$—	$27,867

  (1)
  Long-term debt includes $18.2 million in principal and $2.3 million in accrued interest under the equipment financing agreements entered into in 2007 and 2009 and a loan and security agreement entered into in 2010.

  (2)
  Operating lease agreements represent our obligation to make payments under our non-cancelable lease agreements for office facilities and telecommunications equipment.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangement and we do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to market risks in the ordinary course of our business. These risks primarily include risk related to interest rate sensitivities.

        We had cash and cash equivalents of $10.1 million, $9.2 million and $5.1 million as of December 31, 2009 and 2010 and September 30, 2011, respectively. These amounts were held primarily in cash deposits and money market funds and have been held for working capital purposes. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of the interest rates in the United States. Due to the short-term nature of these instruments, a sudden change in market interest rates would not be expected to have a material impact on our financial condition or our results of operations.

        We had long-term debt of $12.0 million and $18.7 million at December 31, 2009 and 2010 and $26.1 million as of September 30, 2011, respectively, consisting of our outstanding obligations under our equipment financing arrangements, capital lease obligation, and the loan and security agreement that we entered into in May 2010. Our obligations under the equipment financing arrangements are fixed and are not subject to fluctuations. During the year ended December 31, 2010, a 10 percent increase or decrease in the prime rate would not have had a material impact on our interest expense.

        To the extent that in the future we enter into other long-term debt arrangements, we would be subject to fluctuations in interest rates which could have a material impact on our future financial condition and results of operations.

Critical Accounting Policies

        Our financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, operating expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period-to-period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

  Revenue Recognition

        We recognize revenue when all of the following have occurred: (1) we have entered into a legally binding arrangement; (2) services have been rendered; (3) payment is deemed fixed or determinable; and (4) collection is probable. The sales prices for our services are typically considered to be fixed or determinable at the inception of an arrangement.

        Our revenue is primarily derived from customer usage of our CloudWorx CaaS Platform on a minute of use basis. We recognize revenue based upon documented minutes of traffic over our

CloudWorx CaaS Platform at the time of customer usage. The rates we charge per minute are determined by contracts between us and our customers and are subject to periodic changes.

  Allowance for Doubtful Accounts

        We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of customers to make required payments. When we are aware of circumstances that may impair a specific customer's ability to meet its financial obligations, we provide a specific allowance against the amounts due and thereby reduce the net receivable to the amount we believe will be collected. For all other customers, we base the amount of our allowance on our historical experience, current economic trends, and an analysis of our aged outstanding accounts receivable balances. If the financial condition of a customer deteriorates, resulting in additional risk in their ability to make payments to us, then additional allowances may be required which would result in an additional expense in the period that determination is made.

  Stock-Based Compensation

        We recognize compensation costs related to stock options granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is generally recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards.

        The fair value of the option awards was calculated using the Black-Scholes option valuation model with the following assumptions:

	Year Ended December 31,
				Nine Months Ended September 30, 2011
	2008	2009	2010
Expected term (in years)	6.25	6.25	6.25	1.16, 6.25
Risk-free interest rate	2.6%-4.1%	2.6%-3.8%	1.7%-2.6%	0.1%-2.7%
Expected volatility	42-52%	52%	52%	52%
Expected dividend rate	0%	0%	0%	0%

        The Black-Scholes model requires the use of highly subjective and complex assumptions which determine the fair value of share-based awards. These assumptions include:

  Expected Term.    The expected term represents the period that our share-based awards are expected to be outstanding and was primarily determined using the simplified method in accordance with guidance provided by the SEC. For option grants considered to be on standard terms, the simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the awards. For awards not considered on standard terms, the expected term is based on the historical option exercise behavior of our employees and posting-vesting cancellations.

  Risk-Free Interest Rate.    The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to each award's expected term.

  Expected Volatility.    The expected volatility is derived from historical volatilities of several unrelated public companies within the telecommunications services and Software-as-a-Service, or SaaS, industries that are deemed to be comparable to our business because we have limited information on the volatility of our common stock since we have no trading history. When making the selections of our industry peer companies to be used in the volatility calculation, we considered the size, operational and economic similarities to our principal business operations.

  Expected Dividend.    The expected dividend was assumed to be zero as we have never paid dividends and have no current plans to do so.

        In addition to assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation for our awards. Our forfeiture rate is based on an analysis of our actual historical forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Quarterly changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the financial statements.

        We will continue to use judgment in evaluating the expected term, expected volatility and forfeiture rate related to our own stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to the estimates of our expected volatility, expected terms and forfeiture rates, which could materially impact our future stock-based compensation expense.

        We are also required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations with the Black-Scholes option-pricing model. The fair values of the common stock underlying our stock-based awards were estimated on each grant date by our board of directors, with input from management. Our board of directors has historically been comprised of a majority of non-employee directors with significant experience in various industries including the telecommunications, software, and technology sectors. We believe that our board of directors has the relevant experience and expertise to determine a fair value of our common stock on each respective grant date. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

  •
  contemporaneous and retrospective valuations performed by unrelated third party specialists;

  •
  prices for our convertible preferred stock and common stock sold to outside investors in arm's-length transactions;

  •
  rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

  •
  actual operating and financial performance;

  •
  hiring of key personnel and the experience of our management;

  •
  risks inherent in the development and deployment of our products and services;

  •
  likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions and the nature and history of our business;

  •
  market value of a comparable group of public companies;

  •
  illiquidity of stock-based awards involving securities in a private company;

  •
  industry information such as market size and growth; and

  •
  macroeconomic conditions.

        Since March 2010, we have used the Probability-Weighted Expected Return Method, or PWERM, to estimate the fair value of our common and preferred stock. This valuation method was considered to be most appropriate given the status of our business and the anticipated liquidity events. Under the PWERM method, management assigned probabilities and timing estimates to potential liquidity events for our business based on a variety of factors, including primarily our recent operating history, the amount of cash held by us, and our business outlook. Three principal scenarios were examined: a merger or acquisition, or M&A, scenario; an initial public offering, or IPO, scenario; and a scenario in which the company continues to operate as a private entity. For each valuation date, we prepared a financial forecast to be used in the computation of the enterprise value. The financial forecasts took into account our past experience and future expectations.

        To arrive at a value for common shares under the M&A scenario and the IPO scenario, the Guideline Public Company Method was used to estimate our enterprise value at the time of the respective anticipated liquidity event. The Guideline Public Company Method estimates the fair value of a company by applying to that company market revenue multiples of publicly traded companies in similar lines of business. When choosing the comparable companies to be used for the Guideline Public Company Method, we focused on companies in the telecommunication services and SaaS industries. Some of the specific criteria we used to select and analyze comparable companies within our industry included the business description, business size, projected growth, financial condition, and historical operating results. We analyzed the business and financial profiles of the selected companies for relative similarity to us, and once such differences and similarities were determined and proper adjustments were made, we selected an appropriate enterprise value revenue multiple. This revenue multiple was applied to the trailing twelve months' revenue at the time of the anticipated future liquidity event to arrive at our anticipated enterprise value and total stockholder value at the time of the respective liquidity event. The total stockholder value was then allocated among share classes based on the amount of liquidation preferences (or, in the case of the IPO scenario, the conversion ratios of each of the preferred shares), and the resulting equity values were discounted to the present using a discount rate which accounted for the market cost of capital and risk.

        We also used a Guideline Public Company Method to estimate our enterprise value under the continuing to operate as a private entity scenario. As our business continued to grow, and developing multi-year forecasts became possible, starting on December 31, 2010, we supplemented the Guideline Public Company Method of estimating our enterprise value under the continuing to operate as a private entity scenario with a Discounted Cash Flow approach. Under the Discounted Cash Flow approach, we analyzed the forecast of our expected future financial performance, and discounted those to a present value using an appropriate discount rate which reflected our then-current cost of capital. We weighted the enterprise values and total stockholder values determined by the Guideline Public Company Method and the Discounted Cash Flow approach to arrive at a single total stockholder value for the continuing to operate as a private entity scenario. Once we arrived at an enterprise value under the continuing to operate as a private entity scenario, we apportioned this total stockholder value to the various share classes, based on their respective liquidation preferences to arrive at a value for the common shares under the continuing to operate as a private entity scenario. Next, we applied a marketability discount to reflect the fact that our common stockholders were unable to liquidate their holdings at will, or possibly at all, which resulted in a value for the common shares under the continuing to operate as a private entity scenario. Lastly, we probability-weighted the common stockholder values under each of the scenarios to arrive at an indication of value for our common equity.

        Information regarding stock option grants to our employees since January 1, 2010 is summarized as follows:

Grant Date	Number of Options Granted	Exercise Price	Fair Value Per Share of Common Stock	Aggregate Grant Date Fair Value
May 7, 2010	346,250	$3.40	$3.40	$620,000
June 24, 2010	41,250	3.40	3.40	73,000
September 23, 2010	73,750	4.04	4.04	153,000
October 27, 2010	33,750	5.14	5.14	89,000
February 7, 2011	241,250	7.04	7.04	899,000
April 21, 2011	68,750	11.00	11.00	398,000
May 3, 2011	245,000	11.00	11.00	1,412,000
June 3, 2011	107,318	1.63	13.20	1,242,000
June 3, 2011	2,451	2.04	13.20	27,000
July 14, 2011	97,500	13.20	13.20	662,000
July 28, 2011	7,500	18.00	18.00	70,000
August 19, 2011	182,055	1.63	13.20	2,111,000
November 2, 2011	47,500	$10.58	$10.58	$263,000

        The June 3, 2011 and August 19, 2011 option grants were issued to long time employees whose nonstatutory stock options had expired. These options were issued at the same exercise price as the expired options and are fully vested as they were issued in consideration for the services rendered by the long time employees.

        The intrinsic value of all outstanding options as of September 30, 2011 was $             million based on the estimated fair value for our common stock of $          per share, the mid-point of the estimated price range set forth on the cover of this prospectus.

        The factors described above were considered by our board of directors each time it determined the fair value of our common stock. No single event caused the valuation of our common stock to increase or decrease through November 2, 2011. Instead, a combination of the factors described below in each period led to the changes in the fair value of the underlying common stock. The following additional factors had particular relevance in connection with the board of directors' determination during each of the following periods:

  March 31, 2010 to June 29, 2010: $3.40 per common share fair value

  •
  general, albeit slow, improvement in the economic environment, and a slight increase in the multiples of the peer guideline public companies;

  •
  continued growth in our revenue, and stable operating margins;

  •
  our updated liquidity scenarios, which reflected the possibility of a liquidity event in the year to year-and-a-half horizon; and

  •
  the most recent independent contemporaneous valuation report as of March 31, 2010.

  June 30, 2010 to September 29, 2010: $4.04 per common share fair value

  •
  decline in the overall economic environment, and a corresponding decline in the valuation of our peer guideline public companies;

  •
  continued growth in our revenue, and stable operating margins;

  •
  our updated liquidity scenarios which reflected a slight increase in the possibility of a liquidity event in the year to year and a half horizon; and

  •
  the most recent independent contemporaneous valuation report as of June 30, 2010.

  September 30, 2010 to December 30, 2010: $5.14 per common share fair value

  •
  slight improvement in the overall economic environment, and a corresponding slight improvement in the valuation of our peer guideline public companies;

  •
  continued growth in our revenue, and continued operating margin stability;

  •
  our updated liquidity scenarios which reflected a one quarter delay in the timing of a liquidity event; and

  •
  the most recent independent contemporaneous valuation report as of September 30, 2010.

  December 31, 2010 to March 30, 2011: $7.04 per common share fair value

  •
  improvement in the overall economic environment, and a corresponding improvement in the valuation of our peer guideline public companies;

  •
  continued growth in our revenue, and continued operating margin stability;

  •
  our updated liquidity scenarios which reflected a delay in the timing of a liquidity event to the end of 2011; and

  •
  the most recent independent contemporaneous valuation report as of December 31, 2010.

  March 31, 2011 to May 31, 2011: $11.00 per common share fair value

  •
  improvement in the overall economic environment, and a corresponding improvement in the valuation of our peer guideline companies;

  •
  continued growth in our revenue, and continued operating margin stability;

  •
  sale of 537,136 of our common shares held by executives to an unrelated institutional investor for $11.00 per common share on May 4, 2011 and June 29, 2011;

  •
  our updated liquidity scenarios which reflected the possibility of a liquidity event at the end of 2011; and

  •
  the most recent independent contemporaneous valuation report as of March 31, 2011.

  June 1, 2011 to July 14, 2011: $13.20 per common share fair value

  •
  continued improvement in the overall economic environment, and a corresponding improvement in the valuation of our peer guideline companies;

  •
  continued growth in our revenue, and continued operating margin stability;

  •
  we did not consider the June 29, 2011 sale of common shares held by executives for the purpose of the June 30, 2011 valuation measurement date as a new transaction as this transaction was a sale to the same investor on the same terms as the May 4, 2011 transaction and was not considered a new transaction for valuation purposes;

  •
  our updated liquidity scenarios which reflected the increased possibility of a liquidity event by the end of 2011; and

  •
  the most recent independent contemporaneous valuation report as of June 30, 2011.

  July 15, 2011 to July 31, 2011: $18.00 per common share fair value

  •
  continued growth in our revenue, and continued operating margin stability;

  •
  the increased likelihood of a near-term completion of this offering; and

  •
  we did not have an independent contemporaneous valuation report prepared during this period due to our belief at the time that we were in close proximity to the initial public offering.

  August 1, 2011 to September 29, 2011: $13.20 per common share fair value

  •
  a decline in the overall economic environment, and a corresponding decline in the valuation of our peer guideline companies;

  •
  lack of companies in the IPO registration process going effective during this time period, which was offset by the continued growth in our revenue, and continued operating margin stability;

  •
  our updated liquidity scenarios which reflected the possibility of a liquidity event at the end of 2011; and

  •
  the most recent independent contemporaneous valuation report as of June 30, 2011.

  September 30, 2011 to December 14, 2011: $10.58 per common share fair value

  •
  a continued decline in the overall economic environment, and a corresponding decline in the valuation of our peer guideline companies;

  •
  continued growth in our revenue, and continued operating margin stability;

  •
  our updated liquidity scenarios which reflected the possibility of a liquidity event by March 31, 2012; and

  •
  the most recent independent contemporaneous valuation report as of September 30, 2011.

        Our calculations are sensitive to highly subjective assumptions that we were required to make at each valuation date relating to an appropriate present value discount rate and marketability discount. The following table summarizes these assumptions at the end of each quarter since March 31, 2010:

Valuation Date	Present Value Discount Rate	Marketability Discount
March 31, 2010	29.0%	12.0%
June 30, 2010	28.5%	10.0%
September 30, 2010	29.0%	10.0%
December 31, 2010	29.0%	12.0%
March 31, 2011	29.0%	11.0%
June 30, 2011	25.0%	9.0%
September 30, 2011	24.0%	11.0%

        Our present value discount rate was determined using a Capital Asset Pricing Model, or CAPM. The discount rate was based on an analysis of comparable companies in the telecommunications services and SaaS industries. We also compared the results of the CAPM discount rate to discount rates published in various studies of venture capital required rates of return for investments in companies of an equivalent stage of development. The marketability discount was determined using a protective put analysis.

        Determining the fair market value of our common stock involves complex and subjective judgments including estimates of revenue, assumed market growth rates and estimated costs, as well as appropriate discount rates. At the time of each valuation, the significant estimates used in the discounted cash flow approach included estimates of our revenue and revenue growth rates for several years into the future. Although each time we prepared such forecasts for use in the preparation of a valuation report, we did so based on assumptions that we believed to be reasonable and appropriate, there can be no assurance that any such estimates for earlier periods or for future periods will prove to be accurate. There is also significant volatility in the telecommunications services and SaaS industries. Our valuations incorporate the volatility in the markets based on the Guideline Public Company Method described above. We also experience fluctuations in our own financial forecasts on a quarter-to-quarter basis which impacts the related valuations.

        Our stock-based compensation expense for awards granted is as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Operations	$27	$31	$144	$100	$192
Research and development	16	49	81	56	725
Sales and marketing	185	111	153	99	3,056
General and administrative	91	106	186	138	244

Total stock-based compensation	$319	$297	$564	$393	$4,217

        As of December 31, 2010 and September 30, 2011 we had $1.3 million and $3.8 million of unrecognized stock-based compensation expense, net of estimated forfeitures, that is expected to be recognized over a weighted average period of 1.5 years and 1.7 years, respectively. In future periods, excluding the charge for the fully vested options granted to long-term employees whose nonstatutory options had expired, our stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation to be recognized as these awards vest and as we issue additional stock-based awards to attract and retain employees.

  Liability Associated with Warrants to Purchase Convertible Preferred Stock and Common Stock

        Freestanding warrants to purchase shares of our convertible preferred stock are classified as liabilities on our balance sheets at fair value because the warrants may conditionally obligate us to redeem the underlying convertible preferred stock at some point in the future. Certain freestanding warrants to purchase shares of our common stock are also classified as liabilities on our balance sheets at fair value because those warrants have price protection features.

        These convertible preferred stock and common stock warrants are subject to remeasurement at each balance sheet date, and any change in fair value is recognized as change in fair value of warrant liabilities in the statements of operations. We estimated the fair value of these warrants at the respective balance sheet dates using the Black-Scholes option-pricing model and incorporating considerations of the potential value associated with price protection features. We use assumptions to estimate the fair value of these warrants including the remaining contractual terms of the warrants, risk-free interest rates, expected dividend yields and the expected volatility of the underlying stock. These assumptions are subjective and the fair value of these warrants could have differed significantly had we used different assumptions.

        We will continue to record adjustments to the fair value of the convertible preferred stock warrants until they are exercised, expire or, upon the closing of an initial public offering, when they become warrants to purchase shares of our common stock, at which time the warrants will no longer be accounted for as a liability. At that time, the then-current aggregate fair value of these warrants will be reclassified from non-current liabilities to additional paid-in capital, a component of stockholders' equity, and we will cease to record any related periodic changes in fair value. The common stock warrants with price protection features will continue to be classified as a liability and will be remeasured until they are exercised or expire.

  Recoverability of Intangible Assets

        Intangible assets on our balance sheets consist primarily of capitalized costs to acquire and develop trademarks, patents, our CloudCentral portal and regulatory licenses to operate as a telecommunications company. The trademarks and regulatory licenses have no expiration date and thus are classified as indefinite lived intangible assets on our balance sheets. As of December 31, 2010 and

September 30, 2011, we had $0.9 million and $1.1 million, respectively, in indefinite-lived intangible assets.

        Our capitalized portal development costs and capitalized patent have an economic useful life and/or expire after a specified period of time and thus are classified as finite-lived intangible assets on our balance sheets. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated economic life of the assets. For the CloudCentral portal, the amortization period is seven years. For capitalized patent assets, the amortization period is the term of the patent, generally 14 years, or the estimated economic life if deemed to be shorter. As of December 31, 2010 and September 30, 2011, we had $1.1 million and $1.8 million, respectively, of finite-lived intangible assets on our balance sheets.

        For our indefinite-lived intangible assets, we conduct a long-lived asset impairment analysis on an annual basis and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We perform our annual impairment test in the third quarter of each year. Factors we consider important which could cause us to assess potential impairment include significant changes in the manner of our use of the asset or the strategy for our overall business and significant negative industry or economic trends. An impairment loss is recorded when the carrying amount of the indefinite-lived asset is not recoverable and exceeds its fair value. The carrying amount of an asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and an expense to operating results. Our ability to utilize the assets in growing our business, as well as the market value of our company are variables considered in evaluating if impairment has occurred. These variables require management judgment and include inherent uncertainties such as customer acceptance of our value proposition, our ability to manage operating costs and growing our business, as well as the impact of technology changes in our business. A variation in the assumptions used could lead to a different conclusion regarding the realizability of an asset and, thus, could have a significant effect on our conclusions regarding whether an asset is impaired and the amount of impairment loss recorded in our financial statements. We have used a replacement cost approach to determine the fair value of regulatory licenses for the purpose of conducting an impairment test. This approach implies that the opportunity cost represents the foregone cash flows during the period it takes to obtain or create the asset, as compared to the cash flows that would be earned if the intangible asset was on hand today. We have not recognized a material impairment charge in our statements of operations on our indefinite-lived intangible assets in 2008, 2009 and 2010, and in the nine months ended September 30, 2011.

        We periodically review our finite-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset is impaired or the estimated useful lives are no longer appropriate. If indicators of impairment exist and the undiscounted projected cash flows associated with such assets are less than the carrying amount of the asset, an impairment loss is recorded to write the asset down to their estimated fair values. Fair value is estimated based on discounted future cash flows. We have not recognized an impairment charge in our statement of operations on our finite-lived intangible assets in 2008, 2009 and 2010, and in the nine months ended September 30, 2011.

  Reserve for Peering Partner Disputes

        If we determine that we will need to pay our peering partner more than we previously accrued or if we determine that there is a doubt regarding the amount that we will ultimately pay to our peering partner, we record a charge to peering partner compensation and a corresponding increase to our reserve for disputes based on our estimate of the amount that will eventually be payable. If we subsequently determine that the disputed amounts will be settled for an amount different than the amount which we originally accrued, we will recognize the difference as an adjustment to peering partner compensation. We believe that our procedures are designed to properly assess dispute accruals, however, changes to the estimates used in its calculation could result in a material impact on our statement of operations.

  Income Taxes

        Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We make these estimates and judgments about our future taxable income that are based on assumptions that are consistent with our future plans. As of December 31, 2009 and 2010, we have recorded a full valuation allowance on our net deferred tax assets due to uncertainties related to our ability to utilize our deferred tax assets in the foreseeable future. These deferred tax assets primarily consist of certain net operating loss carryforwards. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted.

        Since inception, we have incurred operating losses, and, thus, we have not recorded a provision for income taxes for any of the periods presented for income tax. Accordingly, there have not been significant changes to our provision for income taxes during 2008, 2009 or 2010, and we do not expect any significant changes until we are no longer incurring losses.

        As of December 31, 2010, we had federal net operating loss carryforwards of $26.8 million and state net operating loss carryforwards of $15.2 million. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. If not utilized, the federal net operating loss and tax credit carryforwards will expire beginning in 2023 and the state net operating loss will begin expiring in 2024. Utilization of these net operating losses and credit carryforwards may be subject to an annual limitation due to applicable provisions of the Internal Revenue Code of 1986, as amended, and state and local tax laws if we have experienced an "ownership change" in the past, or if an ownership change occurs in the future, including, for example, as a result of the shares issued in this offering aggregated with certain other sales of our stock before or after this offering.

Recent Accounting Pronouncements

  Fair Value Measurements

        Effective January 1, 2010, we adopted new authoritative guidance on fair value measurements and disclosures. The new guidance requires additional disclosures regarding fair value measurements, amends disclosures about postretirement benefit plan assets, and provides clarification regarding the level of disaggregation of fair value disclosures by investment class. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that will be effective for reporting periods beginning after December 15, 2010. Accordingly, we adopted this new guidance beginning January 1, 2010, except for the additional Level 3 requirements, which will be adopted in 2011. Level 3 assets and liabilities are those whose fair value inputs are unobservable and reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The adoption of this guidance did not have a material impact on our financial statements in 2010 and is not expected to have a material impact on our financial statements in 2011.

        In May 2011, the Financial Accounting Standards Board, or the FASB, issued new guidance for fair value measurements to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements, particularly for level three fair value measurements. The guidance is effective for us prospectively beginning in the first quarter of 2012. We are currently evaluating the impact this guidance may have on our financial position, results of operations, and cash flows.

BUSINESS

Overview

        We are a provider of on-demand, cloud-based communications services to service providers and enterprises. Our customers can leverage our proprietary Communications-as-a-Service, or CaaS, platform, which we refer to as our CloudWorx CaaS Platform, to deliver multimodal communications services, including voice, unified communications, video and other rich-media applications, to communications devices with reduced cost and improved quality compared to existing alternatives. Our CloudWorx CaaS Platform allows customers to rapidly and easily transition from legacy network infrastructures to our flexible, software-based, multimodal, IP-based solutions. Our service provider customers include wireless and wireline carriers, as well as cable and voice over IP, or VoIP, providers. Our enterprise customers include businesses seeking integrated multimodal communications solutions.

        The global telecommunications industry is undergoing a shift to next-generation IP-based communication technologies from legacy telephone networks. This transition is being driven by the widespread availability of broadband Internet connectivity and the emergence of cloud-based infrastructures and on-demand service delivery models such as Software as a Service, or SaaS. Cloud-based infrastructures or services refer to services that are delivered from remote servers at shared data centers over the Internet to clients or their customers, in contrast to services delivered using servers and computers controlled and operated by the client on its internal networks or at its owned or leased facilities. We believe these trends, along with the inability of legacy infrastructures to support user demand for next-generation multimodal communications services, have created an opportunity and a need for a flexible and high-quality cloud-based communications platform.

        Our on-demand CloudWorx CaaS Platform is fast to implement, easy to administer through our self-service web-based CloudCentral Portal and highly scalable. It is based on a sophisticated and integrated multi-layer approach, which includes:

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  our software-based Media Peering Grid service, providing any-to-any connection capabilities and allowing service providers and enterprises to cost-effectively interconnect, transport and transact communications traffic, at a rate of more than 22 billion minutes annually based on our traffic in the first nine months of 2011;

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  our SuperRegistry directory, currently containing more than 400 million telephone numbers and end-point identifying addresses for wireless, wireline and other communication devices, enabling intelligent routing of communications traffic over our Media Peering Grid service; and

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  our AppWorx open and secure communications application development environment, which includes a complete set of application programming interfaces, or APIs, developer tools, documentation and reference applications for building full-featured, rich-media applications that leverage our Media Peering Grid service and our SuperRegistry directory.

        These three layers are fully integrated to allow simplified delivery of enhanced voice and rich-media services connecting through the industry-standard Session Initiation Protocol, or SIP, to IP devices and enabling connectivity to traditional non-IP communication devices, such as legacy telephones. Our software-based platform scales easily without requiring significant additional capital expenditures to create and implement new services for new and existing customers and provides significant benefits versus traditional neutral and direct interconnection arrangements.

        Our CloudWorx CaaS Platform is used by service provider customers, such as Sprint and Qwest and enterprise customers, as well as our channel partners delivering communications services to enterprises using equipment and software supplied by technology partners such as Microsoft, Cisco, Avaya and Siemens. Service providers rely on our solutions to respond to the rapidly changing demands from their customers for high-quality multimodal communications through a variety of media and devices. Our platform allows service providers to eliminate or significantly reduce their dependency on the higher cost legacy networks by avoiding those networks and directly delivering their communications traffic to other service providers' end-points through our CloudWorx CaaS Platform services. Enterprise customers use our solutions to provide the connectivity necessary to support next-generation communication services, such as unified communications, or UC, platforms that can be used by businesses to embed a full suite of IP-based applications into their daily communications, including VoIP, email, instant messaging, collaboration and video conferencing, as well as advanced contact center communications.

        We believe that our cloud-based architecture, the scale of our proprietary, multi-layer fully-integrated CloudWorx CaaS Platform, and the network effects arising out of the breadth of our relationships with service provider customers, enterprise customers and channel partners, provide us with a significant competitive advantage.

        For the nine months ended September 30, 2010 and 2011 our total revenue was $80.4 million and $106.2 million, respectively, representing year over year growth of 32 percent, and our net loss was $7.8 million and $9.6 million, respectively. For 2008, 2009 and 2010 our total revenue was $43.4 million, $76.2 million and $111.5 million, representing year-over-year organic growth rates of 57 percent, 76 percent and 46 percent, respectively. For the same periods, our net loss was $5.1 million, $3.3 million and $11.6 million, respectively.

Industry

  Overview

        Despite significant developments in communications technology, the basic public telephone system, which is known as the Public Switched Telephone Network, or PSTN, continues to rely on legacy networks using many of the same techniques that have been used for decades to connect one voice caller to another. The PSTN is comprised of numerous local and long distance service providers that interconnect through hops and switches within their networks and often across networks of other service providers to form a circuit and connect a call. This structure requires coordination across service providers and creates significant costs, including transit charges and other payments to intermediate service providers. In addition, the transit of communications across multiple service providers can degrade voice quality and reduce reliability. This structure also lacks flexibility to support multimodal communications and creates obstacles to the introduction of new forms of communications services and applications.

        The graphic below illustrates how a call from one end-user must pass through multiple connections and service providers to be routed to another end-user over the traditional PSTN.

Legacy service provider PSTN architecture

        The increasing availability of broadband Internet connections continues to drive the growth of next-generation communications services, devices and content. This growth has led to the development of the SIP protocol to provide a uniform standard for controlling multimedia communications sessions among IP networks, unified communications systems and end-user communications devices. Infrastructure investments in, and widespread availability of, broadband Internet connections have led to increased adoption of unified communications systems, offering more advanced features such as VoIP, email, instant messaging, collaboration and video conferencing as well as the ability to combine different forms of multimodal communications such as voice and video. SIP-based communications enable substantial cost savings, operating flexibility and features relative to traditional telephony. However, due to the lack of an end-to-end SIP-based communications platform, the legacy PSTN has had to serve as a bridge for traffic between and among VoIP and other SIP networks as well as for connections to non-IP-based networks and end-point devices thus losing the advantages of SIP. This legacy PSTN infrastructure has become increasingly difficult to support as service providers balance the need to upgrade networks and introduce new communications services for their enterprise customers, wireless communication and application users and consumers demanding multimodal connectivity, with the goal of reducing operating costs and capital expenditures. Without the ability to keep communications traffic on an end-to-end connection over IP, it is challenging for service providers to achieve the operational and financial benefits associated with the adoption of all-IP protocols, such as SIP, and to support enterprises and consumers that are increasingly demanding higher quality, multimodal communications solutions to ensure consistent features and interoperability across such applications.

Reliance on legacy PSTN network

  Limitations of traditional approaches

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  Lack of support for software-based communications and rich media applications. The legacy PSTN infrastructure was not designed to support the high-bandwidth and feature-rich requirements of unified communications and software-based rich media applications, such as video conferencing, SMS, instant messaging and collaboration using SIP and IP-based devices. In addition, legacy approaches lack an open and secure application development environment with APIs, which further inhibits the development, distribution, access and integration of full-featured rich-media applications that can take full advantage of IP-based communications.

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  Higher capital costs.  The legacy PSTN infrastructure is characterized by limited functionality, fixed capacity cost and significant physical infrastructure requirements. Most service providers and enterprises maintain separate networks for IP-related communications and traditional voice transport through dedicated circuits, resulting in additional infrastructure costs. The legacy PSTN's hierarchical architecture requires switches to be housed in multiple regional and local physical facilities, resulting in high initial capital expenditures. In addition, service providers using the PSTN must install switches and other infrastructure sufficient to handle the full volume of potential usage and do not have the capability to scale up or down on demand, thereby resulting in underutilized capacity and inefficient capital investment.

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  Higher operating costs.  The legacy PSTN infrastructure architecture uses hardware-based, circuit-intensive networks that require ongoing maintenance and higher operating costs. In addition, due to the multiple regional and local physical facilities required by legacy service providers' hierarchical architecture, the operating costs of the circuits connecting these facilities significantly add to the network operating costs. These maintenance and operating costs, along with the lengthy activation periods associated with legacy PSTN infrastructures erode the potential operating cost benefits that could be obtained by using an all-IP network.

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  Inefficient routing and lack of dynamic network capacity allocation.  In the legacy PSTN, a call must follow a specific path, passing through multiple switches and hops, as it travels between end-points. Transit costs increase and the call quality deteriorates as the number of switches and hops in a route increases. SIP-based communications often rely upon the legacy PSTN as a bridge to connect disparate IP networks. This inefficient routing structure of the legacy PSTN imposes constraints on SIP-based communications, limiting the full-potential of multimodal communications. Additionally, the legacy PSTN lacks the capability to support dynamic allocation of network capacity in order to enable on-demand traffic volume changes and facilitate more efficient and cost-effective administration of networks.

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  Lack of a centralized directory for multimodal communications.  The legacy PSTN was designed to deliver voice communications between devices connected to a fixed switching site. As a result, directories included only limited identifying information such as user names and phone numbers. As devices have become increasingly feature-rich and offer multimodal communications, there is a growing need for a directory that not only maps the unique device addresses but also has the ability to determine the location and detect the capabilities of each device.

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  Limitations of direct and existing neutral interconnect arrangements.  Some service providers that exchange significant volumes of traffic have used SIP to directly interconnect with other service providers. These direct connect approaches require unique solutions for each individual partner, which are complex to implement and costly to manage because of the large number of direct interconnects required and the inefficiency of managing multiple partner relationships. In addition, existing neutral interconnect solution providers offering peering services use a series of hardware switches that rely on legacy protocols and hierarchical architecture that must be deployed in every local market where communication services are to be provided. This approach requires switches to be housed in a large number of physical facilities in each local area, resulting in high initial capital expenditures, ongoing maintenance costs and limited scalability. Further, these neutral interconnect solution providers still rely upon the PSTN hierarchical architecture and are not capable of providing large scale multimodal communications solutions.

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  Lack of SIP-based interconnect solutions of scale.  With the increased demand for unified communications platforms and multimodal communications, service providers and enterprises are seeking SIP-based communication interconnect solutions of scale. Historically, these users were forced either to implement dedicated point-to-point IP connections, or to rely on the legacy PSTN to serve as a bridge between networks. The former approach is limited in scale, costly and hard to manage, while the latter eliminates the ability to keep communication traffic on IP connections end-to-end, limiting the ability to deliver the full benefits of multimodal communications. Having a large number of SIP-based end-users provides the necessary scale to deliver the advantages of multimodal communications.

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  Lack of an integrated, on-demand solution.  Traditionally, there has been a lack of integrated, on-demand solutions enabling service providers and enterprises to deliver IP communications services. Service providers and enterprises seeking to deliver such services would have to combine various hardware, software and network solutions from different vendors, requiring internal and external development and integration costs. Such approaches are expensive, have limited flexibility and features, pose interoperability challenges and require significant time to implement.

  Demand drivers for a new CaaS platform

        By migrating to IP networks, service providers can leverage the flexibility of a software and cloud-based platform to increase the variety of communications services delivered to customers as hosted offerings. Further, customers recognize that, in addition to the many service improvements, adoption of SIP as a protocol for controlling multimedia communication sessions, such as voice and video over IP, provides the potential to drive down telecommunications costs as IP-based networks are more efficient and cost-effective than those that rely on legacy PSTN infrastructure. According to IDC, the total U.S. telecommunications services market is expected to reach $326.5 billion by 2014.(3) Additionally, Infonetics Research has forecasted that the worldwide market for VoIP services could reach $74.5 billion by 2015.(4) Connecting IP-based networks to each other or the PSTN, which is refered to as SIP trunking, represents one of the fastest growing segments within the VoIP services market, and is forecasted to increase at a compound annual growth rate of 52 percent from $599 million in 2010 to $4.8 billion in 2015.(4) In addition to the migration of communications traffic from the PSTN to IP networks, a number of other trends in the industry are driving the growth in demand for a new cloud-based communications service platform:

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  Proliferation of broadband connectivity.  Broadband connectivity continues to expand worldwide at a rapid pace due to the increasing number of Internet users and the implementation of government-supported programs to bolster broadband infrastructure deployment. This broadband proliferation increases the number of users that have access to and can benefit from all-IP communications services.

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  Emergence of cloud-based services architectures.  On-demand delivery models are changing the way services are being delivered, providing significant benefits such as minimizing up-front capital cost requirements, providing global reach, enabling customized pricing plans and centralized, highly redundant offerings with greater flexibility over traditional on-premise models. As a result, cloud-based architectures are being rapidly adopted across organizations of all sizes. According to IDC, the software-as-a-service market in the cloud, which also includes infrastructure-as-a-service and platform-as-a-service, is expected to grow at a compound annual growth rate of 24 percent from $17.1 billion in 2010 to $40.5 billion in 2014.(5)

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  Proliferation of SIP/IP-based devices.  Continuing improvements in technology are driving the convergence of computer functionality and Internet connectivity in communications devices. At the same time, the industry continues to adopt SIP as the primary protocol for multimedia communications. The large-scale deployment of IP networks and broad adoption of SIP-based devices, including SIP phones, SIP video devices and SIP-enabled private branch exchanges, or PBXs, are driving increasing growth in SIP usage. According to Infonetics, worldwide business VoIP seats are expected to grow at a compound annual growth rate of 27 percent from 19.9 million in 2010 to 65.3 million in 2015.(6)

(3)
IDC, "U.S. Telecommunications Services 2010-2014 Forecast," IDC #223323, July 2010.
(4)
Infonetics Research, "VoIP and UC Services and Subscribers Biannual Worldwide and Regional Market Share, Size, and Forecasts," March 28, 2011.
(5)
IDC, "Worldwide Software as a Service 2010-2014 Forecast: Software Will Never Be the Same," IDC #223628, June 2010.
(6)
Infonetics Research, "VoIP and UC Services and Subscribers Biannual Worldwide and Regional Market Share, Size, and Forecasts," March 28, 2011.

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  Demand for unified communications.  Organizations are continuing to invest heavily in unified communications and mobility to increase collaboration, improve the productivity of their workforces and enhance relationships with customers and partners. In addition, enterprises are looking for ways to augment their communications capabilities and leverage unified communications systems to enhance functionality and drive down costs. According to the results of a survey conducted by IDC, one-fourth of medium-sized and large U.S. businesses surveyed indicated that they plan to implement a unified communications solution in the next 12 months and nearly one-third of small businesses indicated that they plan to use unified communications in the same period.(7)

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  Increased outsourcing by communications service providers.  Service providers are increasingly focused on providing on-demand multi-media services to their customers without incurring significant additional operational and capital expenditures. They are increasingly choosing to outsource certain network operations and services which allows them to focus on strategic investments to acquire customers and increase customer spending on new services. In a 2009 Booz & Co. survey of global carriers, 25 percent had already outsourced and 50 percent indicated that they could outsource their network operations and administration.(8)

Our CaaS Platform

IntelePeer CloudWorx CaaS platform

(7)
IDC, "Worldwide Unified Communications 2011 Top 10 Predictions," IDC #226900, February 2011.
(8)
Booz & Co., "Outsourcing Network Operations: Maximizing the Potential," 2009.

        We have designed and developed a proprietary cloud-based communications service platform to address the challenges associated with the legacy PSTN. We believe that our CloudWorx CaaS Platform cost-effectively leverages both a cloud-based architecture and the widespread availability of broadband connectivity to provide a carrier-grade, highly flexible, software-based communications solution. Our on-demand CloudWorx CaaS Platform is fast to implement, easy to administer and highly scalable. It is based on a sophisticated, integrated multi-layer approach, which includes:

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  our Media Peering Grid service, providing any-to-any connection capabilities and supporting both SIP/IP-based networks and the legacy PSTN, allowing service providers and enterprises to cost-effectively interconnect, transport and transact communications traffic, currently at a rate of more than 22 billion minutes annually;

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  our SuperRegistry directory, currently containing more than 400 million telephone numbers and end-point identifying addresses for wireless, wireline and other communication devices, enabling intelligent routing of communications traffic over our Media Peering Grid service; and

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  our AppWorx open and secure communications application development environment, which includes a complete set of APIs, developer tools, documentation and reference applications. These applications allow our customers and partners to offer on-demand delivery of a growing set of multimodal communications applications, which our customers can use to generate additional revenue. Our AppWorx development environment enhances customer engagement and retention with our CloudWorx CaaS Platform and increases communications traffic over our platform.

        These three layers are fully integrated via interconnecting software components, which enable our platform to be easily delivered and administered through our self-service web portal.

  Peering Layer: Media Peering Grid Service

        Our Media Peering Grid layer is a software-based set of components and services, delivered via a cloud architecture that allows us to directly connect IP sessions between service providers and enterprises as well as to connect to legacy non-IP communication devices. Our Media Peering Grid service automatically establishes individual peering relationships and direct connections that provide increased reliability, expanded multimodal functionality and fewer toll-generating hops as compared to legacy call transport architectures used by the PSTN. For example, in a VoIP peering arrangement, VoIP operators can benefit from direct all-IP sessions using our Media Peering Grid service rather than traveling through multiple intermediate handoff points or hops over the legacy PSTN. In addition to enabling direct connections between multiple service providers and enterprises, both across our IP-based platform and outside to the legacy PSTN, our cloud-based architecture enables us to deploy new and expanded services to our customers without requiring them to make costly incremental investments in hardware. Additionally, our redundant, geographically-dispersed, cloud-based architecture reduces the risk of regional disruptions.

        In addition to the efficiency and reliability of direct connections, our direct peering service can be used to link, or federate, self-contained, disparate networks to one another, including enterprise, wireline, wireless and VoIP service providers, thus allowing these isolated networks to exchange traffic more efficiently than through the legacy PSTN.

  Registry and Routing Layer: SuperRegistry Directory

        Our SuperRegistry directory is a comprehensive database of telephone numbers and end-point identifying addresses for wireless, wireline and other devices. We believe that our directory, which currently contains more than 400 million numbers, is the largest independent multi-carrier, multimodal database of its kind, and continues to grow through contributions from our service provider peering partners and enterprise customers. Our SuperRegistry directory includes routing paths, pricing and route costs, route quality and other features and related information. This information enables us to cost-effectively route voice calls, messages and rich media over IP and legacy PSTN connections to the correct end-points, across various service providers, regardless of end-point location, device type or communications platform. By taking advantage of our proprietary routing software, directory and interconnections, enterprises and service providers are able to send traffic directly, without geographic constraints, to any of the numbers and addresses in our directory, eliminating intermediate hops and the costs associated with them.

        Using our SuperRegistry directory and routing technologies, our enterprise customers can move beyond the limitations of the PSTN to achieve rich media, all-IP unified communications with other enterprises across disparate communications technologies and to stand-alone SIP devices.

  Application Services Layer: AppWorx Software Development Environment

        Our AppWorx software development environment allows our customers to offer software developers and web designers an open development platform to easily create innovative, communication-enabled applications. These applications include functions such as click-to-call, which enable an end-user to initiate a phone call directly from a website, widespread message dissemination via voice and SMS, voice and text marketing campaign management, on-demand audio conferencing and integration of communications into business processes and applications. The full integration of our AppWorx development environment with our other CloudWorx CaaS Platform layers enables on-demand delivery of these applications to meet our customers' changing needs. The applications that we or our customers create using these tools and open interfaces can be used to drive innovative business applications and models that take advantage of the convergence between telephony and the web.

        The open architecture of our AppWorx development environment encourages third party developers and channel partners to leverage our technology to build new applications that can be rapidly deployed. Developers can use these applications to generate incremental revenue streams or differentiate their products and services.

        The three layers of our CloudWorx CaaS Platform are integrated to provide a simple and cost-effective approach to delivering enhanced voice and rich-media services to any IP-connected device worldwide. Our proprietary platform enables service providers to offer incremental services expeditiously without needing to invest in new communications infrastructure.

Legacy service provider network	IntelePeer peering platform solution

Legacy enterprise network	IntelePeer enterprise federation

Our Competitive Strengths

        Our solutions address the needs of service providers and enterprises while maintaining capital and operating efficiency. We believe the following strengths differentiate us and position us for continued growth:

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  Cloud-based services architecture.  Our solutions are delivered on demand through a cloud-based architecture that can serve customers anytime and anywhere. This flexible and scalable architecture also enables us to customize our services to match each new customer's needs, thereby eliminating the challenges often associated with the adoption and implementation of fixed, one-size-fits-all solutions. Our ability to rapidly and easily deploy a customized solution on a service-by-service basis, helps us attract customers making a complete transition as well as those preferring to take a gradual migration path from PSTN-based to SIP-based communications services. Our architecture also allows us to easily introduce and deploy new service offerings to our existing customers and enables them to adjust their level of use based on demand, thereby allowing customers to address issues such as seasonal demand fluctuations. Using our architecture, our customers can add new services or increase use of services quickly and with minimal incremental expense. Whereas other architectures require expensive, site-specific, time-consuming hardware installations to extend their network systems into new territories, our cloud-based approach allows us to help our customers reach new geographic regions and implement new services quickly and cost-effectively by leveraging the availability of the cloud.

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  Fully-managed, IP-based Media Peering Grid service.  Our proprietary software-based, fully-managed, distributed Media Peering Grid service provides carrier-grade, high-quality voice and connectivity that can be relied on as a primary communications network. Our flexible Media Peering Grid software supports both legacy and VoIP network interoperability and enables our customers to efficiently and cost-effectively transition their communications infrastructures from the legacy PSTN to an IP network incrementally and on demand, thus reducing expenses associated with legacy architecture as well as call delivery services, tolls and circuit expenses.

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  Extensive, secure, multimodal SuperRegistry directory.  Our SuperRegistry directory currently includes a database of more than 400 million telephone numbers and end-point identifying addresses corresponding to wireline, wireless and IP-enabled devices. The scale and multimodal nature of this directory give us the ability to complete a call to any connected end-point device, regardless of whether it is a PSTN-based handset or a SIP-connected device. This feature provides us with a significant competitive advantage in that it allows us to discover and direct sessions to both traditional phones and IP-connected devices. Using our proprietary intelligent routing software and the numbers in our SuperRegistry directory, we are able to determine the interface type necessary to complete the connection. We have been building this extensive SuperRegistry directory since 2006 through partnering efforts with service providers and enterprises. This expanding database of telephone numbers and end-point addresses enables us to route traffic more efficiently from end-to-end, through our Media Peering Grid service, providing real-time optimal routing for both service provider and enterprise originated calls, improving call reliability and decreasing call transport tolls. Furthermore, our SuperRegistry directory enables our enterprise customers to achieve rich media, all-IP unified communications across disparate communications technologies, such as Microsoft, Cisco, Avaya and Siemens unified communications platforms, with other enterprises and IP connected devices.

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  AppWorx open application development environment.  Our AppWorx open application development environment provides software developers and channel partners with access to powerful tools for rapid development and integration of new communications services. The tools in our AppWorx development environment include a set of APIs as well as fully customizable and scriptable command and control of calls that enable developers with little or no telecom experience to easily build robust, rich media applications. These applications and new services can be accessed from anywhere, deployed quickly over our platform and easily integrated into existing web services or software applications. Our AppWorx development environment enables our customers to develop and use these applications to provide additional functionality and new and differentiated services to their end-users, which our customers can use to develop a stronger relationship with their end-customers.

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  Powerful network effects.  We benefit from strong network effects driven by the large volume of numbers in our SuperRegistry directory. As our service provider peering partnerships and enterprise customer base grow, the benefits each existing customer realizes by using our platform increase, resulting in reduced costs for our customers and increased traffic through our platform. New features and partnerships broaden our value proposition, attracting more customers, peering partners and channel partners. For example, each new service provider or enterprise customer that allows us to add their end-point identifying numbers to our SuperRegistry directory results in more calls that we can connect directly, providing increased quality and efficiency benefits and lower costs. In addition, every time we add an IP-connected device, it increases our ability to provide multimodal communications capabilities to our customers. This helps us grow our revenue while at the same time increasing the volume of traffic for which we compensate the service providers that make their numbers available through our SuperRegistry. The scale of our business and breadth of our relationships not only attract new customers but also serve as barriers to entry for potential competitors.

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  Fully integrated communications platform.  Our multi-layer platform, which integrates transport, peering, registering services and APIs, offers our customers a one-stop, flexible and full-featured solution for developing and extending their communications services as compared to alternatives that focus on local market, hardware-based solutions. Our fully integrated platform also enables us to be flexible and to easily add and deploy new IP-enabled communications and collaboration services as our customers' needs evolve. Customers choosing our integrated platform solution benefit from a significant time, cost and quality advantage as compared to the alternative of building a similarly functional solution that would require arrangements with multiple vendors and partners.

Our Strategy

        Our objective is to continue to leverage our CloudWorx CaaS Platform to establish a position as a leading provider of communications solutions for service providers and enterprises. We intend to accomplish this by pursuing the following strategies:

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  Establish the technology leadership of our CloudWorx CaaS Platform.  We have developed an innovative multi-layer platform and modular technology architecture that effectively transforms the delivery of SIP-enabled communications, provides significant cost savings and enables faster and more flexible deployment. We intend to continue to invest in our platform through internal development, or by acquiring complementary technology. These activities are expected to broaden our support for new collaboration and communications features, enhance the capabilities of our SuperRegistry directory, and expand our AppWorx application development environment to drive broader adoption among new customers and developer communities.

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  Extend the reach and breadth of our peering partnerships.  We plan to add additional telephone numbers and end-point identifying addresses to our SuperRegistry directory from new and expanded relationships with service providers and enterprise customers to increase our capacity for the benefit of our service provider and enterprise customers. As we add additional direct peering partners, we expect to increase our communications traffic and revenue without needing to utilize the legacy PSTN, which we expect will reduce our traffic delivery costs.

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  Grow our relationships with existing customers.  We have built a diverse customer base of service providers and enterprises by cost-effectively connecting disparate networks over IP and providing highly flexible and high quality cloud-based services. Our sales team works closely with our customers to understand their challenges and industry trends, determine the services that we can provide to better serve their needs as well as to identify areas of focus for our ongoing research and development activities. These relationships allow our support team to respond more quickly and effectively to customer needs and our development team to provide customized solutions for our customers. We intend to continue to leverage the work of our sales team to identify and deliver additional services to expand our relationships.

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  Expand our customer base and technology partnerships.  We intend to expand our base of enterprise customers by deepening our existing technology partnerships with industry leaders such as Microsoft, Cisco, Avaya and Siemens, developing new technology partnerships with additional industry leaders and expanding our network of channel partners. We also intend to focus on expanding our service provider customer base by leveraging our CloudWorx CaaS Platform, investing in our direct sales force and educating service providers on the potential opportunity to reduce or eliminate capital expenditures and reduce operating costs by leveraging our platform.

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  Broaden our international presence.  We currently have an extensive peering partner network that serves U.S. customers through five U.S. regional data centers to connect with U.S. customers and connects with international service providers through data centers in London, Los Angeles and New York. We plan to extend our geographic reach and coverage by expanding our peering partner network and SuperRegistry directory globally through the addition of international service provider peering partners, and global enterprise customers.

Sales and Marketing

        We market and sell our solutions through our direct sales force, agents and channel partners. As of September 30, 2011, we employed 28 sales professionals and sales engineers and had relationships with 53 channel partners. We sell to service providers primarily through our direct sales force and we sell to enterprises primarily through our indirect sales force that works with our channel partners.

        Our service provider direct sales force is composed of experienced sales professionals as well as sales engineers who promote the advantages of our CloudWorx CaaS Platform. This focus provides a higher level of service and understanding of our customers' unique needs. Our enterprise sales team uses a channel sales strategy and seeks to partner with leading technology companies that provide technology products and services to enterprises. Through this strategy, we benefit from the reach of dedicated sales agents, knowledgeable, certified resellers and technology providers who resell or white label our services. Currently, our channel partners include resellers who sell and implement unified communications solutions, such as Microsoft, Cisco, Avaya and Siemens based solutions, and who offer call center solutions. Our sales personnel work closely with these partners to assist them in selling customized solutions to their end-customers. We actively support our channel partners on an ongoing basis. This support includes sales training, white papers, solution guides, hosted partner events and our on-demand self-service CloudCentral portal.

        Our marketing team is principally engaged in the development of marketing collateral and support for our sales activities. We seek to play an active role in industry-related thought leadership matters through speaking engagements, white papers and webinars. Our marketing also includes attendance at industry trade shows and conferences, as well as targeted corporate advertising.

Our Customers

        Today, we sell our solutions to service provider and enterprise customers primarily located in the United States. As of September 30, 2011, we had 115 service provider customers and 176 enterprise customers. For the nine months ended September 30, 2011, Sprint and Qwest, represented 21 percent and 12 percent of our revenue, respectively, and for the year ended December 31, 2010, Sprint and Qwest represented 29 percent and 16 percent of our revenue, respectively.

        Our service provider customers currently include major wireline and wireless carriers, competitive local exchange carriers, or CLECs, cable companies and VoIP providers, among others, as well as other smaller service providers that provide services to limited regions or market segments. These service provider customers use our CloudWorx CaaS Platform to deliver traffic destined for geographic areas where the service providers do not own and operate their networks or where they are migrating from the PSTN to an IP-based solution.

        With respect to enterprise customers, we have initially targeted mid-sized enterprises, including companies of 200 to 5,000 employees, which are seeking to migrate from a legacy network architecture to a SIP/IP unified communications platform. We also target enterprises of all sizes that operate customer contact centers. Many of these enterprises are updating their communications infrastructures to take advantage of their existing broadband Internet services to connect a growing number of geographically dispersed workers with highly productive and cost-effective communications solutions. Furthermore, the increased use of video, SMS and other rich media applications in the enterprise business environment is driving a need for sophisticated unified communications platforms, which can all be delivered by our CloudWorx CaaS Platform.

        We believe the following case studies illustrate the value we offer to our customers:

  Wireless service provider case study:    A major wireless provider in the midst of a technical and operational transition associated with its migration to a SIP network was seeking a partner that could provide the SIP connectivity, carrier-grade quality, speed and flexibility that it was unable to achieve through alternative solutions. We successfully partnered with this service provider and enabled it to introduce new SIP voice capabilities while simultaneously adopting a new outsourced network operation model. We believe our ability to deliver consistent, high quality service, coupled with material cost savings and our strong industry reputation, positioned us as a preferred partner for the initial engagement. This initial sale also created an opportunity for us to expand our relationship with this service provider customer by offering new services and features on an ongoing basis. This customer soon expanded the services purchased from us by adding VoIP termination services. Since that time, we have further grown the business relationship by executing a direct peering agreement. More recently, this customer has further increased the scope of services by contracting with us to provide them with direct inward dialing, or DID, services. We are also currently in discussions regarding providing additional services to this customer.

  Enterprise customer through a channel partner case study:    A fast growing sports club company with over 350 locations in 22 U.S. states as well as Canada, recently upgraded its entire corporate communications infrastructure with a new unified communications channel partner who recommended our services to them. During the engagement, we expeditiously implemented our service in less than a month and further validated our reputation within the vendor partner community by replacing larger service providers who faced challenges in delivering SIP trunking services. Through our SIP trunking services, the enterprise customer was able to integrate its communications experience with its business applications, standardize capabilities across every location and simplify its network environment, resulting in productivity gains and immediate annual cost savings of over $600,000, representing a significant reduction from the operating costs of its prior communications solutions.

  Enterprise customer contact center case study:    A global leader in on-demand, multi-channel contact center services was looking for a solution that could help it manage its increasing call volume more efficiently and cost-effectively. Our on-demand capabilities, along with outbound local and long distance services to support large volumes of event-based notification calls, enabled the customer to significantly increase its capacity and grow its revenue. The scalability of our CloudWorx CaaS Platform enabled this customer to increase its usage by more than 60 percent over a one-month period, allowing them to capitalize on a time-sensitive campaign opportunity to deliver millions of calls. We further expanded the relationship by developing and reviewing key call metrics, critical to the contact center's business, to increase call success and optimize network utilization.

Technology

        We have developed a proprietary, multi-layer stack, cloud communications platform, our CloudWorx Caas Platform, which hosts our core technologies and services. Our proprietary, software-based platform currently includes three layers: a peering layer, called the Media Peering Grid, a directory layer, named the SuperRegistry, and an applications layer, known as AppWorx. The three layers are integrated with our proprietary interconnection components.

        Our communications services are provided according to the functionality required by the selected application by following routing rules and preferences associated with individual devices and users. These rules and preferences are maintained in and processed by the SuperRegistry directory layer. The AppWorx applications layer receives and processes communication session requests. The Media Peering Grid peering layer receives device, user and routing rules and preferences from the directory layer, and establishes connections between devices accordingly.

        Together, the elements of our multi-layer platform run on a cloud-based architecture to deliver communication services between a wide variety of communication end-points.

  The Media Peering Grid or Peering Layer

        The Media Peering Grid peering layer is a software-based solution that manages connections and capabilities between our CloudWorx CaaS Platform and service provider and enterprise networks, providing the actual connections between devices or end-points. This peering layer processes incoming and outgoing communications, enabling devices to connect by following specific routing policies based on user, device and routing information that is stored in our SuperRegistry directory. This peering layer connects calls and interoperates the networks of various types of customers such as wireless and wireline service providers, CLECs, local exchange carriers, or LECs, enterprise customers, federation partners, application service providers, VoIP service providers and peering partners. Our peering layer software supports various technologies and call types, including voice, video and SMS. If a call or communication session is delivered between two devices running on different network architectures, it may be necessary to transcode, or convert, the call to a format that is compatible with the specific destination device. Our peering layer determines the signaling protocol of each end-point and if necessary, automatically converts the call to a format compatible with the destination device. Our peering layer supports SIP for VoIP calls as well as SS7 signaling for legacy PSTN calls.

        Key features of our peering layer include:

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  Security architecture: We have designed and implemented a security system of multi-layered defense, which we believe to be industry best practice. This protects our Media Peering Grid service and our communications with our customers. These layers include: access control lists on routers and stateful firewalls to block unwanted traffic. Our security devices also block rogue media such as distributed denial of service attacks, or DDoS, and have embedded digital signal processors for media transcoding that deliver optimal performance under load/attack. Our solution also includes a rich set of security features including encryption, transport layer security rogue real-time transport protocol protection, dynamic blacklisting and toll fraud prevention.

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  Resiliency: We have designed a fully redundant, geographically diverse transport infrastructure dedicated to delivering low latency and low jitter media services across the peering grid. We have taken a comprehensive approach to design from the wide area network, or WAN, level down to the individual cards and ports providing high availability to our Media Peering Grid service. This design includes data center facilities, diverse fiber routes, and other redundancy measures. Additional elements of our service designed to maintain our high availability of our platform include redundant power feeds with full UPS and generator backup, redundant cooling systems, humidification control, minimum 72 hours fuel storage on site, minimum two contracts for additional fuel per site, SAS 70 Type 2 compliance and physical security including on-site security guards, cameras and biometrics.

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  Transcoding capabilities: We offer full support for wireless devices whether they use 3G, 4G or the emerging long term evolution, or LTE, standard. We also support wireline codecs, such as G711, including fax and modem transmission capabilities. Our applications also include high-definition voice from VoIP service providers. While the majority of our traffic comes from our IP active trunk groups including public SIP/IP and private GigE SIP, we also process time division multiplexing, or TDM, DS-3 SS7 ISUP and dedicated clear channel DS-3. Furthermore, to enable our multimodal application development and distribution, we support a full range of both audio and video coder and decoder technology or codecs. The peering layer receives the device, user, and routing rules and preferences and establishes connections between devices based on those elements.

  The SuperRegistry Directory or Directory Layer

        Our directory layer is a policy-based engine that stores and maintains directory (or registry) entries, including user and routing information, and then uses that information to determine a routing policy for each communications session. We use a combination of intelligent software and business rules to route communications traffic based on quality level, cost constraints and registration for each device to be used for direct call connection.

        Our SuperRegistry directory is a secure database environment that combines cost information, quality of service metrics and optimal routing policy software with telephone numbers, IP addresses, SIP trunk groups, telephone number portability data, SS7 point codes, used for PSTN end-point routing and connections to external federations, enabling heterogeneous peering.

        We are developing enhancements to our policy-based routing, such as user contact preferences by device, based on criteria such as time of day, day of the week, user location and nature of incoming calls. Our software will enable use of this directory data to deliver intelligent policy-based communications.

        Key features of our SuperRegistry directory and related services include:

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  Any-digit peering: Our software enables peering between service provider and enterprise networks using 10-digit (based upon the E.164 or industry standard international public telecommunication numbering plan) or 6-digit (area code and exchange for North America) phone numbers.

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  Regulatory: Our software includes support for U.S. regulatory designations such as interstate, intrastate and local jurisdictions and the cost structure, tolls and tariffs associated with each of these jurisdictions.

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  Voice or video federation: We expect to release a new version of our service, that we believe will allow us to deliver multimodal communications and federation capabilities whether inside a single enterprise or at different external enterprises. We expect to release this service in the second half of 2011.

  The AppWorx Application Services Layer

        Our application layer software enables creation and distribution of fully featured applications and offers a set of standards-based APIs for managing use of these applications and activation services. This layer is also responsible for recognizing and initiating various application requests. When an application is accessed via a user device, the application layer receives and identifies a communication session request which includes specific configuration information related to the request. The application layer software includes numerous application scripts corresponding to specific features. An application script is a set of instructions which, when executed, causes specific actions to occur such as establishing a communication session between two or more devices.

        Examples of application script uses include:

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  click-to-call, providing a voice connection between end-points initiated from a website;

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  SMS messaging, providing messaging capabilities between end-points;

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  blast SMS, providing mass delivery of outbound messages;

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  blast voice, delivering media to one or more end-points;

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  auto conference, scheduling automatic dialing for conference call bridging;

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  reporting, for generating records of usage and performance of calls;

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  real time call events, allowing applications to take action based on call progress;

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  recording, enabling recording, storage and delivery of media sessions;

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  text to speech engine processing that converts text into speech in a given language;

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  scripted interactive voice response, or IVR, which allows users to define IVRs to be applied to voice calls; and

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  media management, which allows media to be converted and included in call sessions.

        Within our application layer is our CloudCentral Portal software, which enables our customers to activate and manage their services and is also used as our internal management portal to manage aspects of our relationship with these customers. Our CloudCentral Portal is used for enterprise management, user management, SIP trunking, DID, toll-free number ordering, management and reporting.

        Our software supports capabilities such as capacity planning, performance reporting, event monitoring and notification, call media and signaling analysis, as well as our billing and invoicing report generation. These end applications connect to our business intelligence layer which tracks peering grid and vendor performance, service levels, traffic analysis, usage reporting and billing service assurance. The business functions enabled by our software correspond to our peering grid tracking intelligence that handles automatic number identification, or ANI, including fax/modem detection and routing, route loop detection and prevention, as well as tracking capacity data, processing network topology for fault analysis and traffic rerouting, and providing call detail record, or CDR, correlation, summarization and warehousing.

  The Interconnection Components

        The various layers of our CloudWorx CaaS Platform are integrated by our proprietary software interconnection components that coordinate activities between our peering, application and directory layers. The application layer delivers messages to the interconnection component for subsequent transmission to the peering layer, which leverages the SuperRegistry directory layer for optimal routing policy.

  Research and Development

        As of September 30, 2011, we had 27 employees dedicated to research and development. Our total research and development expenses were $2.4 million, $3.6 million and $4.1 million for the years ended December 31, 2008, 2009 and 2010, respectively, and $4.7 million for the nine months ended September 30, 2011.

Intellectual Property

        Our success depends upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary confidentiality and other contractual protections. We have been issued three patents in the United States. Additionally, we have six patent applications pending in the United States, two provisional patent applications pending in the United States and four patent applications pending in each of Europe, Japan and South Korea. Our registered trademarks in the United States include IntelePeer, IntelePeer AppWorx, AppWorx and SuperRegistry. We have four pending trademark applications in the United States.

        In addition to the protections described above, we generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, consultants, customers and vendors. U.S. and international copyright laws protect our software. We also license software from third parties for integration into our service offerings.

        We license our software to customers pursuant to agreements that impose restrictions on the customers' ability to use the software, including prohibitions on reverse engineering and limitations on the use. We also seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute nondisclosure and assignment of intellectual property agreements and by restricting access to our source code.

        Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or obtain and use information that we regard as proprietary. We cannot assure you that the steps taken by us will prevent misappropriation of our technology. We cannot assure you that other patents will issue from our pending or future applications or that, with respect to our issued or any future patents, they will not be challenged, invalidated or circumvented, or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States.

        Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading telecommunications companies have extensive patent portfolios. From time-to-time, third parties, including certain of these leading companies, may assert patent, copyright, trademark or other intellectual property rights against us, our channel partners or our end-customers. Successful claims of infringement by a third party could prevent us from performing certain services or require us to pay substantial damages, royalties or other fees. Even if third parties may offer a license to their technology, the terms of any offered license may not be acceptable and the failure to obtain a license or the costs associated with any license could cause our business, operating results or financial condition to be materially and adversely affected. We typically indemnify our end-customers and distributors against claims that our products infringe the intellectual property of third parties.

        Even if our efforts to obtain patent protection are successful, third parties may not respect our rights and we may be required to initiate litigation to enforce any patents issued to us, or to determine the scope or validity of a third party's patent or other proprietary rights. Patent litigation is expensive and time consuming, and may adversely affect our business.

Competition

        The markets for our products are extremely competitive and are characterized by rapid technological change. Our competitors include traditional telecommunications carriers and other providers of specialized communications services.

        The principal competitive factors in our markets include the following:

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  brand recognition and financial strength;

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  scope and scale of communication services offered;

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  quality, reliability and availability of services;

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  cost of services;

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  speed of activation and implementation;

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  wireless, wireline and other end-point coverage; and

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  customer service and support.

        We believe that we compete favorably with our competitors on the basis of these factors. In particular, we believe that we benefit competitively from our cloud-based all-IP solution, our extensive

SuperRegistry directory, the speed and flexibility of implementation of our service and our lower prices, while being at a competitive disadvantage regarding our more limited operating history, brand recognition and financial resources. In the competitive markets we seek to serve, we have tried to differentiate our service offerings in several ways:

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  Innovative multimodal services—we provide cloud-based, rich media communication services that exceed the capabilities of PSTN voice services;

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  Rapid activation—we can quickly activate new customers;

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  High reliability—our fully managed, geographically distributed platform provides carrier-grade quality and reliability for our communication services;

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  On-demand availability—our customers can quickly increase or decrease amount and types of services they purchase using our online portals; and

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  Platform neutrality—allowing service providers to use our peering and registry services despite competitive pressures between each other in their service areas.

        We operate in an industry with limited barriers to entry and expect to have new competitors in the future. Additionally, some of our larger, more well-known competitors have greater brand recognition, longer operating histories, larger installed customer bases, larger sales and marketing budgets, as well as greater financial and other resources. Our biggest customers may enter into direct peering relationships, which could substantially diminish our business opportunities.

        Our ability to compete effectively could be adversely affected by changes in regulation affecting our industry, consolidation among our competitors and our customers, entrance of new competitors, rapid change in technology and market demands for new services, all of which are factors largely outside of our control.

Employees

        As of September 30, 2011, we had 125 full-time employees, including 28 in sales and marketing, 45 in operations, 27 in research and development and 25 in general and administrative and other functions. None of our employees are covered by collective bargaining agreements. We consider our relationships with our employees to be good.

Facilities

        Our headquarters are located in a 11,572 square-foot facility in San Mateo, California that we lease. The lease expires in September 2013. We also operate our Engineering, Development and Operations center in Denver, Colorado in a 15,744 square-foot facility that we lease. The lease expires in August 2012. We also have small offices in Seattle, Washington and Austin, Texas that we lease. We also have several co-location production facilities in New York, New York, Chicago, Illinois, Atlanta, Georgia, Dallas, Texas, Los Angeles, California, and London, United Kingdom as well as a testing co-location facility in Englewood, Colorado, all of which are leased facilities. We believe that our current facilities are suitable and adequate to meet our current needs. We intend to add new facilities or expand existing facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

        In June, 2011, a lawsuit was filed against us and one of our officers in the Superior Court of the State of Washington alleging various claims associated with certain warrants which terminated in accordance with their terms in December 2010. The warrants represented in aggregate the right to purchase 703,722 shares at an exercise price of $0.92 per share. The complaint alleges that we owed contractual, statutory and other duties, including a duty to apprise the holder of the warrants of significant corporate developments and that as a result of breaching such duties, the warrant holder is entitled to damages. We believe the complaint to be without merit and intend to vigorously defend the matter. However, the results of litigation are inherently uncertain, and there can be no assurance that we will prevail. Any such lawsuit or proceeding could have a material adverse effect on our business, financial condition and results of operations.

        In July 2011 we received correspondence from one of our former employees who worked for us during our initial period of operations through his resignation in 2005 alleging certain improprieties by certain members of our current management team. He was subsequently prosecuted and convicted of multiple frauds in connection with a yacht financing business that was unrelated to the Company and is currently serving his sentence in federal prison. We fully cooperated with the federal government's investigation of him at that time. In his correspondence, he proposed to settle any claims against us for $40 million, including $20 million for restitution to victims of the frauds for which he has been convicted. His correspondence alleges misrepresentations to early investors, disclosure violations and other matters. Our board and audit committee engaged outside counsel to conduct an investigation of this matter, and we believe the claims to be without merit. Should this individual initiate any legal action against us relating to these matters, we intend to defend such action vigorously.

        From time to time, we may be subject to additional litigation and claims arising in the ordinary course of business. We are not currently aware of any other pending or threatened legal proceeding against us that could have a material adverse effect on our business, operating results or financial condition.

REGULATION

Overview

        The United States has a dual regulatory structure applicable to the offering of telecommunications services. The Federal Communications Commission, or FCC, in general regulates interstate and international telecommunications services; while state public utilities commissions, or PUCs, regulate telecommunications services that are within a state's boundaries. Certain of our offerings are subject to regulation by both the FCC and state PUCs. Under the Communications Act of 1934, as amended by the Telecommunications Act of 1996, or the Communications Act, we are subject to a variety of rules at the federal level that govern the rates we charge for certain services, customer privacy, public safety, contribution requirements to a variety of federal telecommunications-related funds including the USF as well as reporting obligations. States impose similar obligations and may, in certain instances, regulate the rates we can charge for certain offerings. A number of states impose USF contribution obligations that are in addition to federal USF contribution requirements. The FCC and state PUCs will monitor our compliance with their rules and regulations, and may impose fines, fees and additional assessments if they determine our efforts do not fully satisfy those requirements.

        Our communications services are also subject to international regulation. Such regulations may affect our plans to expand our business internationally.

        We have obtained licenses to offer telecommunications services from the FCC and authorization to offer facilities-based and resold telecommunications services from PUCs in 45 states and the District of Columbia. We are still pursuing licenses in the remaining states and expect to receive the necessary authorizations in the near future. Most states require us to file tariffs or price lists setting forth the terms, conditions and prices for telecommunications services that are classified as intrastate. Rates, terms and conditions for certain services and access to network elements provided by certain Incumbent Local Exchange Carriers, or ILECs, and Regional Bell Operating Companies, or RBOCs, are, in many cases, determined by arbitration before the applicable state PUC. The precise jurisdictional reach of the various federal, state and local authorities depends on the offering and can be uncertain because it is subject to ongoing controversy and judicial review.

        As a regulated provider of telecommunications services, we are also entitled to certain rights. For example, other telecommunications service providers are required to interconnect their networks with ours. We have the right to access certain elements of ILEC networks at rates that are just, reasonable and non-discriminatory. We also have the right to obtain telephone numbering resources for our network use and for assignment to our customers. At the state level, we are generally entitled to tariff our service offerings, which allows us to set the terms, conditions and prices of our offerings in accordance with state law for large numbers of customers without entering into individually negotiated agreements. These rights provide us benefits and protections that are not available to unregulated entities. We leverage our status as a regulated provider to develop commercially beneficial relationships with our peering partners.

        As technologies and the communications industry continue to change, the international, federal, state and local statutes and rules governing the communications industry may be modified significantly. Such a change could substantially affect the demand and pricing for our services. Such changes could include, but are not limited to, an increase in regulatory oversight; regulation of the prices that we can charge for some or all of our services; modification of statutes, rules or policies that could affect our current or future plans or that would require modification of the terms and conditions of our tariffs, contracts, or other agreements that we rely on for our business; modifications to the operations or costs of the operations, including the pricing of our services to our customers; a decrease in the amount of traffic our customers exchange with us; a change in the types of traffic our customers exchange with us (including our customers exchanging, on average, lower priced minutes or services); changes in the rates, terms and conditions under which voice service providers exchange traffic; changes in state or federal universal service programs; and changes or modifications in taxes or surcharges that could cause a decrease in the amount of traffic our customers deliver to us or affect our sources of revenue. We cannot predict when, or upon what terms and conditions, further federal, state or local regulation or deregulation might occur or the effect future regulation or deregulation may have on our business or the rights we enjoy as a regulated telecommunications service provider.

Federal and State Regulation of Voice Peering Services

        As a competitive service provider, we have offered communications services at prices that generally have not been heavily regulated by the FCC or state utility agencies. However, these agencies have exercised greater regulatory authority over the pricing of ILECs' tandem transit and access services. Regulation of these services and rates generally has set the benchmark for the prices of competitive service providers including the communications services that we offer. On November 18, 2011, the Federal Communications Commission, or FCC, released a Report and Order and Further Notice of Proposed Rulemaking, or the FCC Order, that comprehensively reforms the system under which regulated service providers compensate each other for interstate, intrastate, and local traffic origination and termination services. See "Other Proceedings That May Impact Our Business or Service Offerings—Intercarrier Compensation Reform."

        A number of PUCs assert regulatory authority over the provision of local and intrastate transit services. Some PUCs have initiated proceedings to examine the regulatory status of services such as ours. Some states have taken the position that voice peering service is an element of the "transport and termination of traffic" services that incumbent ILECs are required to provide at rates based on a reasonable approximation of the additional costs of completing the calls under the Communications Act, while other PUCs have determined that the Communications Act does not apply to these services. The PUC regulatory framework associated with local and intrastate transit services is constantly under review. If the FCC or a federal court determines that a particular state's interpretation of the Communications Act was incorrect, the incumbent LECs' tandem transit rates may either increase or decrease substantially, which could affect our ability to offer competing services profitably. See "Other Proceedings That May Impact Our Business or Service Offerings—Intercarrier Compensation Reform."

Regulation of Access Rates

        While we do not directly access local exchanges pursuant to federal or state tariffs, the cost of such access can affect the amounts we pay our indirect peering partners and ultimately impact our operations, margins and profitability. Like many other market participants, we are involved in billing disputes concerning the appropriate data that should be used when determining intercarrier payments. In addition to the FCC Order, state public utilities commissions are also considering substantial modifications with respect to the way carriers compensate one another for the exchange of traffic. See "Other Proceedings That May Impact Our Business or Service Offerings—Intercarrier Compensation Reform."

  Interstate Access Charges

        Access charges that local exchange carriers, or LECs, impose upon us consist of both usage-sensitive switched access charges and flat-rated transport and special access charges. The FCC regulates ILEC interstate access services. We also enter into commercial carrier-to-carrier contracts with peering partners to transport and terminate our traffic, and such agreements are typically not subject to tariff regulation. The industry is subject to a significant amount of litigation related to how much access will cost and what services should pay for access. The regulatory structure governing the cost of access is complex and tends to lag behind technological and service advancements, which creates a high level of uncertainty in the industry, as well as rate arbitrage. The cost of billing disputes between carriers and service providers can be significant, and such disputes could result in litigation. We cannot predict at this time to what extent the foregoing issues and our business may be affected by the FCC Order. See "Other Proceedings That May Impact Our Business or Service Offerings—Intercarrier Compensation Reform."

        In addition, in 2005, the FCC commenced a rulemaking proceeding, seeking comment on the regulatory framework that should apply to the provision of interstate special access services by price cap incumbent local exchange carriers. Among other issues under consideration are those relating to the special access rates that price cap incumbent local exchange carriers are permitted to charge. In July 2011, several parties filed a petition with the United States Court of Appeals for the District of Columbia, asking the court to grant a writ of mandamus ordering the FCC to conclude its special access proceeding and to issue new rules within six months. The Court has not ruled on this petition. We cannot predict the timing or outcome of the FCC's special access proceeding, nor can we predict what, if any, effect it will have on our business.

        The FCC has adopted a mandatory detariffing regime for access services that wireless carriers wish to provide. Wireless carriers may not file tariffs for access services and must, instead, enter into voluntary contracts. As the volume of wireless traffic increases, the potential for wireless access charges poses a risk to our cost structure. Our current business practice is to pay commercially agreed upon rates to wireless carriers when handling traffic destined to wireless customers. Wireless service providers are also impacted by the FCC Order. With respect to inter- and intrastate toll traffic, wireless service providers are subject to the same transition plan as the larger regulated services providers, i.e., a six year transition to no intercarrier payments for the most common termination functions, end office switching, and tandem switching where the terminating regulated service provider owns the tandem switch. The FCC Order maintains current rules under which a wireless service provider is only entitled to impose access charges for toll traffic that originates from or terminates to its customers under contract (not tariff).

  Intrastate Access Charges

        Intrastate access charges that incumbent and competitive LECs assess us, or that our competitive local exchange carriers, or CLECs, are permitted to charge other carriers, are regulated by the PUCs. Intrastate access rates have historically been higher than interstate access rates, and continue to be so in many but not all states. The disparity between interstate and intrastate access rates results in a significant number of billing disputes and litigation throughout the industry. It is particularly difficult to determine the appropriate jurisdiction when a call originates or terminates on a mobile network, or on the Internet, since the user's location can change at any time and may be different from that indicated by their telephone number. For these reasons, among others, a number of states have concluded that intrastate access rates should be lowered to parity with interstate access, which is consistent with the FCC Order. Pursuant to the FCC Order, all regulated service providers will be required to bring interstate and intrastate terminating switched end office rates and transport rates, as well as any reciprocal compensation rates that exceed interstate access rates, to parity with the regulated service provider's interstate access rate within two steps, by July 2013.

        Many, but not all, states have rules limiting the rates CLECs can tariff for intrastate access services, similar to the FCC rules discussed in the preceding sections. In these states, CLEC rates generally cannot be higher than those of the competing ILEC.

  Local Reciprocal Compensation

        Local telephone companies that deliver calls to the networks of other local carriers in the same geographic area for termination typically compensate one another for terminating such traffic. The FCC has established a general framework and ratemaking methodology governing such compensation. The specific rates traditionally have been regulated by the PUCs. Historically, rates for local reciprocal compensation are often significantly lower than rates for switched access, which may result in billing disputes and litigation. The FCC, however, has comprehensively reformed the intercarrier compensation system, including local reciprocal compensation. See "Other Proceedings That May Impact Our Business or Service Offerings—Intercarrier Compensation Reform."

Regulation of Interconnected VoIP Services

        In addition to telecommunications services, we offer a variety of VoIP services. VoIP services are a form of communications services that use the IP standard instead of the legacy time division multiplexing, or TDM technology. Depending on the needs of the customer, we may offer services via the public Internet or over a private or managed connection to the Internet. The FCC has asserted its regulatory authority over certain configurations of our VoIP services, known as interconnected VoIP. The FCC, however, to date has not classified interconnected VoIP services as telecommunications services.

        Interconnected VoIP services are those services that enable real-time two-way voice communications, require a broadband Internet connection from the user's location, require the use of IP-compatible customer premises equipment and permit users generally both to receive calls from and to terminate calls to the PSTN. The FCC requires interconnected VoIP providers to comply with certain regulations including, but not limited to, the Communications Assistance for Law Enforcement Act, or CALEA, customer privacy regulations, discontinuance rules, E911 obligations, and reporting obligations. These offerings must also contribute to a number of federal funds including the USF. Each of these regulations covers matters that, because we are a licensed telecommunications carrier, our communications services would have been obligated to comply with even if we were not treated as an interconnected VoIP provider. Increased regulation of VoIP services by the FCC therefore benefits us by ensuring parity in regulatory obligations between us and our competitors.

        The authority of the states to regulate certain types of interconnected VoIP services is uncertain at this time. In 2004, the FCC ruled that states could not impose certification, tariffing or other similar common carrier requirements on a provider of nomadic interconnected VoIP service that relied on the public Internet for connections to its customers. However, the FCC did not rule then, and generally has not subsequently addressed, to what extent the states could exercise jurisdiction over other interconnected VoIP services that use fixed connections to customers rather than connecting over the public Internet. While the FCC has recently clarified that states may require nomadic interconnected VoIP service providers to contribute to state USF programs, it is unclear what other regulatory authority states may have over interconnected VoIP services. Several states have recently sought to impose registration or other similar requirements on interconnected VoIP providers that they believe are not covered by the FCC's ruling concerning VoIP services that rely on the public Internet for connections to their customers. Even if states are ultimately able to require providers of certain types of interconnected VoIP services to seek approval to offer services, we believe the impact on us would be minimal as we are licensed in most states and the District of Columbia, and intend to be licensed in all fifty states in the near future.

        As discussed below, there are a number of open proceedings at the FCC that could impose additional obligations on interconnected VoIP providers. For example, the FCC continues to examine whether to expand E911 obligations that apply to interconnected VoIP services including the possible imposition of automatic location requirements. Additionally, there is a pending petition with the FCC concerning the appropriate regulatory classification of fixed, facilities-based interconnected VoIP services. Specifically, the FCC may find that certain or all forms of VoIP services are properly classified as "telecommunication services" under federal law. We cannot predict the impact of such a finding on us at this time.

  Enhanced 911 Services

        In June 2005, the FCC concluded that interconnected VoIP service providers must support enhanced 911 emergency services. The FCC rules, among other things, also require interconnected VoIP providers to distribute stickers and labels informing customers of the limitations on their emergency services as compared with traditional wireline E911 services; to notify and obtain affirmative acknowledgement from customers that they are aware of those limitations; to obtain from each customer, prior to the initiation of service, the physical location at which the service will first be utilized; and to provide their customers one or more methods to update their "Registered Locations." Our VoIP E911 services, like those offered by other interconnected VoIP service providers, are more limited than the 911 services offered by traditional wireline telephone companies. These limitations may cause significant delays, or even failures, in callers' receipt of emergency assistance. Despite the fact that we have notified our customers and received affirmative acknowledgement from all of our customers that they understand these differences, affected parties may attempt to hold us responsible for any loss, damage, injury or death suffered as a result of certain technical failures of the mandated E911 service for interconnected VoIP providers.

        In September 2010, the FCC released a "Notice of Inquiry" seeking additional comments on a number of issues including, but not limited to, whether nomadic interconnected VoIP providers should be required to offer automatic location information of their users without customers providing location information. The FCC also sought comment on how far it can extend E911 obligations to other types of companies including device manufacturers, software developers and others. In July 2011, the FCC released a Second Further Notice of Proposed Rulemaking, seeking comment on various issues including (i) whether to apply the FCC's 911 rules to "outbound-only" interconnected VoIP services (i.e., services that support outbound calls to the PSTN but not inbound voice calling from the PSTN); (ii) whether to develop a framework for ensuring that all covered VoIP providers can provide automatic location information for VoIP 911 calls; and (iii) whether to revise the FCC's definition of interconnected VoIP service to require an "Internet connection" rather than a broadband connection, and to "define connectivity in terms of the ability to terminate calls to all or substantially all United States E.164 telephone numbers." As part of the same release, the FCC included a Notice of Proposed Rulemaking that sought comment on whether any amendment of the definition of interconnected VoIP service should be limited to 911 purposes, or should apply more broadly to other contexts. In September 2011, the FCC released a Notice of Proposed Rulemaking seeking comment on what role the FCC should play to facilitate the implementation of "next generation" 911 capabilities, including, for example, the short-term implementation of text-to-911 solutions; the prioritization of 911 traffic, especially during times of natural and manmade disasters; long-term implementation of IP-based alternatives for delivering text, photos, videos, and other data to 911; and the path towards integration and standardization of IP-based text-to-911. At this time we cannot predict the outcome of these proceedings nor can we predict their potential impact on our business.

  Classification of Certain Facilities-Based VoIP Services

        In July 2011, the FCC released a Public Notice concerning a petition filed by tw telecom inc. where tw telecom filed a petition for a declaratory ruling that it has the right to direct IP-to-IP interconnection with the incumbent LECs for certain IP-based services. Specifically, tw telecom seeks direct IP-to-IP interconnection from incumbent LECs for the transmission and routing of its facilities-based VoIP services and for voice services that originate and terminate in Time Division Multiplexing, or TDM, format but are converted to IP format for transport, referred to by the industry as "IP-in-the-middle" voice services. tw telecom is asking for the FCC to clarify that its facilities-based VoIP services are telecommunications services as well as telephone exchange services and/or exchange access. At this time we cannot predict the outcome of this proceeding nor can we predict its potential impact on our business.

  Communications Assistance for Law Enforcement Act

        In September 2005, the FCC concluded that interconnected VoIP service providers must comply with the CALEA and configure their network and services to support law enforcement activity in the area of wiretaps and call records.

  Universal Service Fund

        The FCC and a number of states administer "universal service" funds to provide for affordable local telephone service in rural and high-cost areas and to fund other social programs, such as Internet access to schools and libraries. There are numerous regulatory and legislative efforts to reform universal service funding requirements and we cannot predict the outcome of these efforts. In June 2006, the FCC issued an order holding that interconnected VoIP providers must contribute to the federal USF. In November 2010, the FCC clarified that states may impose USF contribution requirements on the intrastate revenues of nomadic interconnected VoIP providers to the extent that such contribution systems do not conflict with federal law and the intrastate universal service assessments do not apply to revenues generated by services provided in other states.

        On April 21, 2010, the FCC issued a notice that could lead to new proposals regarding contributions to the USF that, if adopted, could materially affect the magnitude of our contributions to the fund. The Commission continues to analyze contribution requirements for USF. It is impossible to predict the impact of the FCC's proposals on our operations and financial results. In addition, a major RBOC filed a "Petition for Immediate Commission Action" on July 10, 2009, requesting that the FCC adopt a new mechanism for calculating federal USF contribution that would be applicable to all contributors. The specific proposal, which has been pending at the FCC for some time, is to determine contributions to the USF based on "assessable telephone numbers" rather than interstate and international revenue. This proposal remains pending. We cannot predict whether the FCC will adopt this or some other contribution methodology, nor can we predict the potential impact on our business at this time. Additionally, the FCC Order reforms the federal Universal Service Fund. One main goal of the Order is to shift support from narrowband to broadband services. The FCC Order, among many other things, establishes the "Connect America Fund," creates a budget for high-cost programs within the Universal Service Fund, and reforms processes relating to the distribution of funds to regulated service providers that are eligible to receive Universal Service Fund support. We do not receive any funds from federal or state Universal Service Fund programs. We cannot predict what impact the reforms adopted in the FCC Order will have on our business at this time.

  Customer Proprietary Network Information

        The FCC has determined that its Customer Proprietary Network Information, or CPNI, rules apply to interconnected VoIP providers. Interconnected VoIP providers must adhere to particular customer approval processes when using CPNI outside of pre-defined limits and when using CPNI, for marketing purposes. The rules also require such providers to take certain steps to verify a customer's identity before releasing any CPNI over the telephone or the Internet, and to report unauthorized disclosures of CPNI. Interconnected VoIP providers must also file certain CPNI certification information annually with the FCC. Our failure to comply with these rules may result in forfeitures or other enforcement actions by the FCC, state regulatory agencies, or state attorneys general.

  Local Number Portability

        The FCC has extended to interconnected VoIP providers the obligation to provide local number portability. Interconnected VoIP providers are required to permit customers to retain their assigned telephone numbers when changing carriers, and are required to undertake porting requests on an expedited basis. Providers are also subject to local number portability fees historically imposed on local exchange carriers.

  Disability Access

        The FCC has required interconnected VoIP providers to offer "711" dialing (for telecommunications relay), and to make their services and equipment (including software used for interconnected VoIP) accessible to persons with disabilities, if doing so is readily achievable. Interconnected VoIP providers are also required to contribute to the Telecommunications Relay Services Fund. In August 2010, the FCC sought comment on proposed changes to the wireless hearing aid compatibility rules, and in December 2010 the FCC's Wireless Telecommunications Bureau sought comment on the FCC's rules relating the hearing aid compatibility of wireless handsets. In November 2011, the FCC's Wireless Telecommunications Bureau and Office of Engineering and Technology released a Second Further Notice of Proposed Rulemaking proposing to adopt the most current hearing aid compatibility technical standard into the FCC's rules. We cannot predict at this time what new requirements the FCC will establish, if any, or how any such new requirements may affect us.

        In October 2010, the Twenty-First Century Communications and Video Accessibility Act was signed into law. The statute imposes a number of accessibility and other obligations on providers of Advanced Communications Services, which include interconnected VoIP services, and on manufacturers of equipment, including software, used for services covered by the law. In October 2011, the FCC released an order adopting rules to implement the new accessibility requirements. The FCC also adopted a further notice of proposed rulemaking on certain issues. We cannot predict what effect the new rules, which are not yet effective, will have on our business, nor can we predict how the FCC will address issues raised in the further notice.

  Truth-in-Billing and Unauthorized Charges

        In July 2011, the FCC released a Notice of Proposed Rulemaking, seeking comment on proposed rules designed to assist consumers in detecting and preventing the placement of unauthorized charges on their telephone bills, an unlawful and fraudulent practice commonly referred to as "cramming." Among other things, the FCC seeks comment on whether these proposed rules or similar requirements should apply to providers of interconnected VoIP service. Further, the FCC is seeking comment on whether any of its 'Truth-in-Billing' rules or similar requirements should apply to interconnected VoIP providers in order to protect consumers from cramming. At this time we cannot predict the outcome of this proceeding, nor can we predict its potential impact on our business.

Other Proceedings That May Impact Our Business or Service Offerings

        The FCC and state PUCs are considering a number of issues that could impact the structure of the market in which we operate. The FCC and certain states continue to consider the pricing of services offered by incumbent providers that compete with our regulated offerings. New price regulation of incumbent offerings would likely result in decreasing prevailing incumbent rates for services that compete with ours, making our services less attractive and potentially decreasing the prices we can charge for such services.

  Intercarrier Compensation Reform

        As described above, the current regime governing intercarrier compensation consists of a patchwork of federal and state regulation depending upon such factors as the provider, jurisdiction and nature of traffic. This has led to a significant amount of disputes and litigation throughout the industry.

        Although we provide our communications services pursuant to contracts with those service providers who connect directly to us, much of the traffic routed using our service is ultimately originated or terminated by other parties with whom we are connected indirectly, and the rights and obligations of these indirectly connected parties, including the rates they pay for the origination and termination of the traffic they carry, are often governed by regulated tariffs rather than by contracts. Those rates, in turn, have a material effect on the rates that we pay our peering partners to transmit and terminate our traffic.

        Historically, regulated service providers charge other service providers for various functions performed in handling voice traffic. The express goal of reforming the system of payments made between regulated service providers is to move the industry away from relying on such payments to recoup costs associated with the provision of service and instead permit regulated service providers to seek to recoup their cost from their end-user customers. Regulated service providers are free to negotiate alternative arrangements, but the FCC Order establishes default rates in the absence of agreements between regulated service providers.

        The rules adopted by the FCC provide for a multiyear transition to a national uniform bill-and-keep framework as the ultimate default end state for all telecommunications traffic that is delivered to local exchange carriers for termination, while originating interstate (and some intrastate) switched access default rates are capped at current levels. Under bill-and-keep, providers do not charge an originating or other carrier for terminating traffic and instead generally seek to recover these costs from their own end-user customers.

        Pursuant to the FCC Order, the default rates for certain services provided under tariffs are lowered for the most common termination functions performed by regulated service providers when handling voice traffic. The transition period depends on the type of regulated service provider. For the largest regulated service providers, known as "price cap" carriers (as well as competitive LECs that benchmark access rates to these carriers), the transition plan lowers certain termination rates to bill and keep between July 1, 2012 and July 1, 2017. For smaller regulated service providers that offer service in rural and high cost areas, known as rate-of-return carriers (as well as competitive LECs that benchmark access rates to these carriers), the transition to lower termination rates begins on July 1, 2012, but extends for eight years until July 1, 2020. After the transition is complete, service providers will be permitted to seek to recoup certain termination costs directly from their end-user customers and not from tariffed charges imposed on other service providers.

        The transition to bill and keep begins by capping default rates that regulated service providers can charge service providers for a variety of functions performed to terminate voice traffic (as noted, some originating switched access rates also are capped at this time). Depending on the particular function performed and the type of regulated service provider, the tariffed rate to terminate traffic steps down until a unified rate for inter- and intrastate voice traffic of $0.0007 is established by July 1, 2016 for the most common termination functions performed by price cap regulated service providers and their competitors when processing voice traffic. Beginning July 1, 2017, these regulated service providers will be permitted to seek to recover the costs associated with the provision of service only from their customers and not other regulated service providers. The rules will also cap the tariffed rate for terminating traffic to $0.0007 by July 1, 2017, for additional tandem switching and transport functions performed by these regulated service providers, when the terminating carrier owns the serving tandem switch. Beginning July 1, 2018, the tandem switching tariffed rate for these regulated service providers changes to zero such that both tandem and end office costs will be recoverable only from customers rather than service providers, when the terminating carrier owns the serving tandem switch. For smaller carriers located in rural and high cost areas and their competitors, the steps and tariffed rate caps differ and the transition extends until July 1, 2020.

        The FCC Order also addresses wireless service provider traffic. The FCC Order adopts bill and keep as the default compensation for all CMRS-LEC non-access traffic effective December 29, 2011. CMRS providers will be subject to the transition applicable to price cap carriers in the event that

CMRS providers' reciprocal compensation default rates are inconsistent with the reforms adopted in the FCC Order.

        The FCC Order establishes new rules concerning traffic exchanged over PSTN facilities that originates or terminates in Internet Protocol format, referred to as "VoIP-PSTN" traffic. As with traditional and wireless telecommunications traffic, regulated service providers will ultimately be subject to bill and keep when terminating such traffic. But as part of the transition to that end point, the FCC Order adopts a VoIP-PSTN initial transitional framework for compensation between regulated service providers. The Order establishes two default rates for such traffic: toll and local. The rate for terminating intrastate and interstate toll traffic will match the relevant tariffed interstate access rate for traditional non-VoIP toll traffic, and the local rate will match the local ("reciprocal compensation") rate associated with traditional non-VoIP local traffic. Further, the FCC Order allows regulated service providers to tariff charges associated with handling VoIP-PSTN traffic in a manner consistent with the rates established by the FCC Order. The VoIP-PSTN reforms become effective December 29, 2011.

        The FCC Order broadly reforms the system of default rates that apply to payments between regulated service providers. While the rates for termination of VoIP-PSTN traffic may initially increase, the FCC Order ultimately may reduce default rates for all types of telecommunications traffic and that may impact the rates we are able to negotiate with our partners, may lower our profit margins, may make certain traffic that we handle less profitable than other traffic, may reduce traffic volumes either globally or for certain traffic that we currently handle, may require us to find new business partners, or may require us to materially change our business practices. But a stated goal of the FCC in adopting these reforms is to increase the deployment of broadband networks and to create an environment that will encourage the increased use of IP-enabled services. It is also possible that calling volumes will increase even though revenue per minute of use will decrease. For example, as default rates for certain services fall pursuant to the FCC Order, incentives to roll out new IP-enabled services may increase resulting in more minutes of use in the overall marketplace. We cannot predict the full impact of the FCC Order at this time.

        The FCC Order is not yet effective and has been appealed by multiple plaintiffs. It could also take some time for regulated service providers to modify their rates when providing service pursuant to commercial agreements as such providers must invoke change in law clauses in the relevant agreements to implement the new rates. We cannot predict whether and when the FCC Order will be effective or whether it will become effective in whole or in part. We cannot predict the impact on our business if the FCC Order does not become effective either in whole or in part.

  Network Neutrality Rules

        In December 2010, the FCC adopted rules governing the provision of consumer wireline broadband Internet access services. Among other things, the rules: (1) require providers of consumer broadband Internet access to publicly disclose their network management practices and the performance and commercial terms of their broadband Internet access services; (2) prevent broadband Internet access providers from blocking lawful content, applications, services, or non-harmful devices, subject to reasonable network management; and (3) prevent broadband Internet access providers from unreasonably discriminating in the transmission of lawful network traffic over a consumer's broadband Internet access service. While these rules are focused on broadband Internet access services for consumers and small business, it is possible that they may likewise affect enterprise or carrier Internet access services. The FCC's rules became effective on November 20, 2011. Appeals were filed in several different federal courts of appeal. The federal courts issued an order that all appeals would be heard in the United States Court of Appeals for the District of Columbia. Subsequently, appeals filed in other circuits were transferred to the United States Court of Appeals for the District of Columbia and are pending consolidation. Additionally, one party filed a Petition for Reconsideration with the FCC. We cannot predict whether and to what extent these or any other appeals may succeed, whether the appeals will be allowed to move forward in advance of the FCC's consideration of the Petition for Reconsideration, what the FCC may order with respect to the Petition, nor can we predict what impact the rules or lack thereof will have on our business at this time.

  Outage Reporting

        In July 2010, the FCC's Public Safety and Homeland Security Bureau sought comment on whether to extend the FCC's outage reporting rules to broadband Internet service providers and interconnected VoIP service providers. In a May 2011 rulemaking, the FCC proposed to extend the outage reporting requirements in Part 4 of the rules to interconnected VoIP and broadband service providers.

  Federal Trade Commission "Red Flag" Identity Theft Rules

        We are subject to Section 114 of the Fair and Accurate Credit Transactions Act of 2003, or FACTA, and rules of the Federal Trade Commission that require "creditors" to develop and effectuate written internal programs to detect, prevent, and mitigate identity theft in connection with their accounts. We likely would be deemed to be a "creditor" as defined in the FACTA.

  Rural Call Completion Task Force

        Rural telephone companies have reported a substantial increase in complaints between April 2010 and March 2011 regarding incoming calls that are delayed, never completed, of poor quality, or lacking accurate caller ID information. Many believe this problem is being caused by specialized call routing providers that are refusing to deliver calls to rural LECs that charge high terminating rates. On October 18, 2011, the Rural Call Completion Task Force (which includes FCC staff) held a workshop to identify specific causes of the problem and discuss potential solutions with key stakeholders. It is possible that the Task Force may ultimately recommend that the FCC adopt certain reforms, including tightening the rules that require carriers to provide accurate information about call origin and imposing monetary penalties on offending routing providers. We cannot predict how any such recommendations may affect our business.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers and directors:

Name	Age	Title
Frank Fawzi	48	President, Chief Executive Officer and Chairman of the Board
Shaun Andrews	39	General Manager, Service Providers
John Belanger	48	Senior Vice President of Service Provider Sales
Phillip Bronsdon	48	Senior Vice President of Engineering, Development and Operations
Haydar Haba	47	Founder, Chief Visionary Officer and Director
Margaret Norton	57	General Manager, Enterprises
Andre Simone	53	Chief Financial Officer, Secretary
William Harding(2)(3)	64	Director
Lawrence Irving(1)	55	Director
Keith Olsen(1)	55	Director
Javier Rojas(1)(2)(3)	49	Director
Raymond Smets(1)(2)	48	Director

(1)
Member of our audit committee.

(2)
Member of our compensation committee.

(3)
Member of our nominating and corporate governance committee.

Executive Officers

        Frank Fawzi has served as a director and Chairman of our board of directors since June 2006. In 2007, Mr. Fawzi assumed the role of chief executive officer and president. Before joining us, between 1991 and 2001, Mr. Fawzi founded and was the chief executive officer for CommTech Corporation, a leader in the communications software industry until it was acquired by ADC, where he subsequently served as chief technology officer for ADC's Software & Integration Group, from 2001 to 2002. Mr. Fawzi also served as a partner with First Oakmount Corporation, a business advisory firm, from 2004 to 2006. Mr. Fawzi received a Bachelor of Science in Engineering and Computer Science and a Masters of Science in Management Information Systems from Stevens Institute of Technology, and has participated in the Wharton Executive Education Program at the University of Pennsylvania. Mr. Fawzi brings to our board the perspective and experience he has as our president and chief executive officer as well as his extensive experience in the communications and software industries.

        Shaun Andrews has served as our general manager, service providers since May 2010. Before joining us, Mr. Andrews served in various executive roles, ultimately as the vice president of commercial services for the wholesale marketing group with Level 3 Communications, an international provider of fiber-based communications services. Mr. Andrews worked at Level 3 Communications from January 2006 to April 2010. Mr. Andrews holds a Bachelor of Science degree in marketing from Miami University of Ohio and a Masters of Business Administration from the Kellogg Graduate School of Management at Northwestern University.

        John Belanger has served as our senior vice president of service provider sales since January 2004. Before joining us, Mr. Belanger served as senior director of the carrier services division, covering the western United States for France Telecom, Inc. Mr. Belanger worked at France Telecom, Inc. from May 2002 to January 2004. Mr. Belanger attended Capital University in Ohio.

        Phillip Bronsdon has served as our senior vice president of engineering, development and operations since September 2007. Before joining us, Mr. Bronsdon served as a client principal in the

Americas consulting and integration vertical for communications, media and entertainment at Hewlett Packard Corporation from August 2006 to August 2007. Prior to joining Hewlett Packard, Mr. Bronsdon served as vice president of operations for Ooma, a VoIP service provider, from November 2005 to August 2006. Mr. Bronsdon has served as a Brigade Commander, with the 37th Armored Brigade, Ohio Army National Guard. Mr. Bronsdon holds a Bachelors of Science degree in computer science engineering from The Ohio State University and a Masters of Business Administration from Ohio University.

        Haydar Haba has served as our chief visionary officer since October 2007 and as a member of our board of directors since co-founding the company in 2003. Mr. Haba served as our president and chief executive officer from July 2003 to October 2007. Before founding the company, Mr. Haba was founder and chief technology officer of Telco 214, an international voice communications provider from 1997 to 2000. Mr. Haba began his career at Symetrics Industries, a public company specializing in the design and manufacture of communications systems and computer telephony platforms for the United States Department of Defense, NASA, and other large enterprises. Mr. Haba completed PhD course work in electrical engineering and holds Bachelors of Science and Masters of Science degrees in electrical engineering and computer science from the Florida Institute of Technology. Mr. Haba brings to our board the perspective, experience and deep understanding of our business he developed as a co-founder and our former chief executive officer as well as his extensive experience in the communications and software industries.

        Margaret Norton has served as our general manager, enterprises, since September 2009. Before joining us, Ms. Norton served in various senior executive roles, ultimately as president and chief executive officer, with Mobilitec, Inc., a provider of integrated software products that enable mobile content delivery which was acquired by Alcatel Lucent, from September 2003 to January 2008, after which she decided to take time off for personal development purposes. Prior to Mobilitec, Ms. Norton was a self employed consultant and served on the board of directors of Roguewave Software, a developer of software tools for developers which was acquired by Quovadx, Inc., from January 2000 to September 2003. Ms. Norton holds a Bachelor of Arts degree in economics from the University of Arizona and a Masters of Business Administration from the University of Connecticut.

        Andre Simone has served as our chief financial officer since February 2007. Before joining us, Mr. Simone served as chief financial officer of Dimatix, Inc., a provider of piezoelectric inkjet print heads, from February 2005 to October 2006. Prior to Dimatix, Mr. Simone served as chief financial officer of SAP Markets, Inc., a provider of technology platforms and business solutions, from November 2002 to December 2004. Mr. Simone holds a Bachelor of Arts degree in economics from Stanford University and a Masters of Business Administration from The Wharton School of Business at the University of Pennsylvania.

Directors

        William J. Harding, Ph.D., has served as a member of our board of directors since October 2008. Dr. Harding has served as a managing director of VantagePoint Capital Partners, a venture capital firm, since October 2007. Before joining VantagePoint, Dr. Harding held several positions including as a managing director of Morgan Stanley & Co., president of Morgan Stanley Venture Partners and a managing member of several venture capital funds affiliated with Morgan Stanley, where he was employed from 1994 through 2007. Dr. Harding also served as an officer in the Military Intelligence Branch of the U.S. Army Reserve. In the last five years, Dr. Harding has served as a director for InterNap Network Services Corporation and Aviza Technology, Inc. Dr. Harding holds a Bachelors of Science degree in engineering mathematics and a Masters of Science degree in Systems Engineering from the University of Arizona and a Ph.D. in engineering from Arizona State University. Dr. Harding brings to our board his extensive prior experience as an investor in technology companies, as well as his prior experience serving on the boards of directors of technology companies. Dr. Harding is a designee of VantagePoint Venture Partners 2006 (Q), L.P.

        Lawrence R. Irving has served as a member of our board of directors since January 2011. Mr. Irving has served as the chief financial officer and treasurer of Synchronoss Technologies, Inc., a provider of on-demand transaction, content and connectivity management solutions, since July 2001. Before joining Synchronoss, Mr. Irving served as chief financial officer and treasurer at CommTech Corporation from 1998 to 2001. Mr. Irving holds a Bachelors of Business Administration degree in accounting from Pace University and is a certified public accountant. Mr. Irving brings to our board his extensive experience as a senior finance executive in leading public and private high-growth technology companies in the telecommunications and IT industries. Mr. Irving is currently a designee of VantagePoint Capital Partners 2006 (Q), L.P.

        Keith Olsen has served as a member of our board of directors since July 2011. Since December 2010, Mr. Olsen has served as a member of the board of directors of RigNet, Inc., a provider of network infrastructure services to the oil and gas industry. Prior to RigNet, Mr. Olsen served as president and chief executive officer and as a director of Switch and Data Facilities Company, Inc., a provider of network-neutral data centers, from February 2004 to May 2010. Before joining Switch and Data, Mr. Olsen served as a vice president of AT&T, where he was responsible for indirect sales and global sales channel management, from May 1993 to February 2004. Mr. Olsen holds a Bachelors of Arts degree from the State University of New York, Geneseo. Mr. Olsen brings to our board his extensive experience as a senior public company executive in leading technology companies in the telecommunications and information technology industries.

        Javier Rojas has served as a member of our board of directors since June 2006. Mr. Rojas has served as a managing director of Kennet Partners LLC, a venture capital firm, since December 2000, where he leads their United States investment activities. Before joining Kennet, Mr. Rojas was a managing director of Broadview International and led their west coast software and services practice. Mr. Rojas holds a Bachelors of Science degree in finance from Georgetown University and a Masters of Business Administration from Harvard University. Mr. Rojas brings to our board his extensive prior experience as an investor in technology companies, as well as his prior experience serving on the boards of directors of technology companies. Mr. Rojas is a designee of Kennet II, L.P.

        Raymond Smets has served as a member of our board of directors since January 2011. Mr. Smets has served as the vice president of field operations for Metaswitch Networks since December, 2011. Before joining Metaswitch, Mr. Smets served as the vice president and general manager of the wireless networking business unit of Cisco Systems, Inc. from December 2008 to November 2011, where he was responsible for technology and product development for Cisco's 802.11n wireless LAN access point products, controllers and software for management and mobile services solutions. Before joining Cisco Systems, Mr. Smets served from September 2007 to August 2008, as the executive vice president of sales and marketing for Packeteer, Inc., an application classification and traffic prioritization systems provider. Mr. Smets also served as the senior vice president of Netopia, Inc., a provider of carrier-class broadband customer premise equipment, from February 2006 to September 2008. Mr. Smets holds a Bachelors of Science degree in engineering from the University of Florida and a Masters of Business Administration from Nova Southeastern University. Mr. Smets brings to our board his extensive experience as a senior executive leading public and private high-growth technology business teams in the IT telecom, networking and security industries.

Board Composition and Independence

        All of our current directors were elected or appointed to our board of directors in accordance with an agreement that we entered into with certain holders of our common stock and holders of our preferred stock, including entities with which certain of our directors are affiliated. The holders of a majority of our common stock, voting as a separate class, have designated Frank Fawzi and Haydar Haba for election to our board of directors. The holders of a majority of our shares of Series C Preferred Stock, voting as a separate class, have designated William Harding for election to our board of directors. The holders of a majority of our shares of Series B Preferred Stock, voting as a separate class, have designated Javier Rojas for election to our board of directors. Lawrence Irving, Keith Olsen and Raymond Smets were appointed by members of our board of directors to fill vacancies in directorships for independent directors. Upon the completion of this offering, the voting agreement and these board designation rights will terminate.

        Upon the completion of this offering, our certificate of incorporation and bylaws will authorize a board of directors of six members. Our board of directors will be divided into three classes with staggered three-year terms as follows:

  •
  Class I directors will be Mr. Rojas and Mr. Fawzi, and their terms will expire at the annual general meeting of stockholders to be held in 2012;

  •
  Class II directors will be Mr. Haba and Mr. Smets, and their terms will expire at the annual general meeting of stockholders to be held in 2013; and

  •
  Class III directors will be Mr. Harding, Mr. Olsen and Mr. Irving, and their terms will expire at the annual general meeting of stockholders to be held in 2014.

        The authorized number of directors may be changed only by resolution of our board of directors. This classification of our board of directors into three classes with staggered three-year terms may have the effect of delaying or preventing changes in our control or management.

        There are no family relationships among any of our current directors or executive officers. Our board of directors has determined that other than Mr. Fawzi, our president and chief executive officer, and Mr. Haba, our founder and chief visionary officer, each of the members of our board of directors is an "independent" director for purposes of the listing requirements and rules and regulations of the Nasdaq Global Market.

Board Leadership Structure

        We do not have a policy on whether the role of the chairperson and chief executive officer should be separated and our board of directors believes that it is currently in the best interest of the company and its stockholders for Mr. Fawzi to serve in both roles, which he has done since October 2007, in light of his knowledge of our company and our industry. Our board of directors believes combining these roles promotes effective leadership and provides the clear focus needed to execute our business strategies and objectives. However, our board of directors does not believe these roles must be combined, and may in the future separate these roles. We do not have a lead independent director. Our board of directors believes it will be able to effectively provide independent oversight of our business and affairs, including the risks facing our company, without an independent chairman or a lead independent director through the composition of our board of directors and committees, the strong leadership of our independent directors and the other corporate governance policies and processes that will be in place upon completion of this offering.

Board Committees

        Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of our board of directors. Our board of directors has established three standing committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues. Our board of directors has adopted a written charter for each of the standing committees. These charters will be available on our corporate website at www.intelepeer.com following the completion of the offering. We intend to rely on the transition periods provided by applicable Nasdaq Global Market rules and Rule 10A-3 of the Exchange Act, which provide for phase-in compliance for companies that are listing on the Nasdaq Global Market in connection with their initial public offering. As a result, we plan to have our audit, compensation and nominating and governance committees comprised of a majority of independent directors within ninety days of our listing and comprised solely of independent directors within one year of our listing.

        Audit Committee.    Our audit committee is comprised of Lawrence Irving, the committee chairman, Keith Olsen, Javier Rojas and Raymond Smets. Each of Mr. Irving, Mr. Olsen and Mr. Smets satisfies the independence requirements of the Nasdaq Global Market and Rule 10A-3 of the Exchange Act. After the completion of this offering, our audit committee will be directly responsible for, among other things, the appointment, compensation, retention, and management of our independent registered public accounting firm. The committee will be responsible for reviewing the plans and results of the audit engagement with the firm, approving any additional professional services provided by the firm and reviewing the firm's independence. Beginning with our first report on internal control over financial reporting, the committee will also be responsible for discussing the effectiveness of our internal control over financial reporting with the public accounting firm and our relevant financial management. Our board of directors has determined that all of the members of the audit committee possess the level of financial literacy required by the applicable rules of the SEC, and that Lawrence Irving is an audit committee financial expert as currently defined by SEC rules.

        Compensation Committee.    Our compensation committee is comprised of William Harding, the committee chairman, Javier Rojas and Raymond Smets, each of whom satisfies the independence requirements of the Nasdaq Global Market. In addition, Mr. Smets qualifies as a "non-employee director" under Section 16 of the Exchange Act and an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. After the completion of this offering, the compensation committee will be responsible for, among other things, supervising and reviewing our affairs as they relate to the compensation and benefits of our executive officers. In carrying out these responsibilities, the compensation committee will review all components of executive compensation for consistency with our compensation philosophy and with the interests of our stockholders.

        Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee is comprised of William Harding and Javier Rojas, each of whom satisfies the independence requirements of the Nasdaq Global Market. After the completion of this offering, the nominating and corporate governance committee will be responsible for, among other things, identifying individuals qualified to become board members; selecting, or recommending to our board of directors, director nominees for each election of directors; developing and recommending to our board of directors criteria for selecting qualified director candidates; considering committee member qualifications, appointment and removal; recommending corporate governance principles, codes of conduct and compliance mechanisms; and providing oversight in the evaluation of our board of directors and each committee.

Compensation Committee Interlocks and Insider Participation

        During 2010, our compensation committee was comprised of Javier Rojas and William Harding. There are no interlocking relationships between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past. None of our directors who served on our compensation committee during 2010 has served our company or any of our subsidiaries as an officer or employee. In addition, none of our executive officers serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of our board of directors or our compensation committee.

Code of Business Conduct and Ethics

        We have adopted a written code of business conduct and ethics, which outlines the principles of legal and ethical business conduct under which we do business. The code is applicable to all of our directors, officers and employees. This code will be available on our corporate website at www.intelepeer.com following the completion of the offering. Any substantive amendment or waiver of the code relating to executive officers or directors will be made only after approval by a committee comprised of a majority of our independent directors and will be disclosed on our website identified above within four business days.

Limitation of Liability and Indemnification

        For information concerning limitation of liability and indemnification applicable to our directors, executive officers and, in certain cases, employees, see "Description of Capital Stock—Limitations of Director Liability and Indemnification of Directors, Officers, and Employees" located elsewhere in this prospectus.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        The following discussion and analysis of compensation arrangements of our named executive officers for 2010 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current considerations, expectations, and determinations regarding our compensation programs. The actual amount and form of compensation and the compensation programs that we adopt in future periods may differ materially from current or planned programs as summarized in this discussion.

  Objectives

        The compensation committee of our board of directors has overall responsibility for our compensation program for our executive officers. For 2010, our named executive officers were:

  •
  Frank Fawzi, president, chief executive officer, and chairman of the board of directors;

  •
  Andre Simone, chief financial officer;

  •
  Haydar Haba, chief visionary officer;

  •
  Phillip Bronsdon, senior vice president of engineering, development and operations; and

  •
  John Belanger, senior vice president of service provider sales.

        The compensation committee's objective is to provide a total compensation package for executives that is reasonable, competitive and reflective of corporate and individual performance. The compensation committee's decisions are driven by our desire to recruit and retain highly talented executives and to incentivize and reward aggressive corporate growth, achievement of long-term corporate objectives and individual performance that meets or exceeds our expectations.

        Because we operate in a highly competitive market, hiring and retaining officers and other key employees is critically important to our success. As a private company, our ability to provide cash compensation has historically been limited by the needs of the business. Accordingly, the primary component of our incentive compensation program has been the grant and vesting of equity awards. This allowed us conserve cash while still offering key employees the opportunity to share in future gains as we worked towards a liquidity event for our investors, such as an initial public offering of our stock.

        As we transition from being a privately-held company to a publicly-traded company, we will evaluate our philosophy and compensation programs as circumstances require. As part of this review process, we will apply our corporate values and objectives to determine the types and levels of compensation required to meet our retention objectives.

  Role of Executives in Executive Compensation Decisions

        Our compensation committee seeks input and specific recommendations from our chief executive officer when discussing the performance of, and compensation levels for, executives other than himself. The chief executive officer provides recommendations to the compensation committee regarding each executive officer's level of individual achievement other than himself. However, he is not a member of the compensation committee and does not vote.

        The compensation committee also works with our chief executive officer, our chief financial officer and the head of our human resources department to evaluate the financial, accounting, tax and retention implications of our various compensation programs. Neither our chief executive officer nor any of our other executives participates in deliberations relating to his or her own compensation.

  Role of Compensation Consultants in Executive Compensation Decisions

        The compensation committee has the authority to retain the services of third-party executive compensation specialists in connection with the establishment of cash and equity compensation and related policies. While the compensation committee did not use a compensation consultant in connection with setting 2010 executive compensation, the compensation committee reviewed and considered various market data, including the professional and market experience of our committee members, and the Radford Executive Survey and the Survey Totals Report, which reflected data regarding approximately 130 technology companies with revenue in a range similar to ours, including:

3PAR
8X8
A123 SYSTEMS
ACCELA
ACTIVIDENTITY
ACTUATE
ADAPTEC
ADVANCED ANALOGIC
    TECHNOLOGIES
AEROFLEX COLORADO
    SPRINGS
AIRVANA
ALIBRIS
ALLIED TELESIS
AMICAS
APPLIED SIGNAL
    TECHNOLOGY
ARBOR NETWORKS
ARCSIGHT
ARUBA NETWORKS
AUDATEX A SOLERA
    COMPANY
AVAILITY LLC
BIGBAND NETWORKS
BLUEARC
BORLAND SOFTWARE
BRIGHTSOURCE ENERGY
CAFEPRESS.COM
CALIFORNIA CASUALTY
    MANAGEMENT
CALIPER LIFE SCIENCES
CALLIDUS SOFTWARE
CALYPSO TECHNOLOGY
CASCADE MICROTECH
CIRRUS LOGIC
CORTINA SYSTEMS
DATRON WORLD
    COMMUNICATIONS
DELTA PRODUCTS
DEMANDTEC
DIGI INTERNATIONAL	DIVX
DPIX
DTS
EADS NORTH AMERICA
    TEST AND SERVICES
EARLY WARNING
    SERVICES LLC
EBARA TECHNOLOGIES
ECHELON
EHEALTH
ELECTRO SCIENTIFIC
    INDUSTRIES
EMPIRIX
ENDWAVE
ENTROPIC
    COMMUNICATIONS
ENTRUST
EPOCRATES
EXAR
FINANCIAL ENGINES
FORCE 10 NETWORKS
FOUNDATION 9
    ENTERTAINMENT
FRONTRANGE
    SOLUTIONS
FSI INTERNATIONAL
FUJIFILM DIMATIX
GLU MOBILE
HOMEAWAY.COM
IDEO
IFS NORTH AMERICA
INFOSPACE
INTEVAC
IXIA
JSR MICRO
KANA SOFTWARE
KASPERSKY LAB
KEY TECHNOLOGY
KOKUSAI
    SEMICONDUCTOR
EQUIPMENT	L-3 COMMUNICATIONS
LINKABIT
LANDESK SOFTWARE
LIFELOCK
LIMELIGHT NETWORKS
LIVEOPS
LIVETV
MAGMA DESIGN
    AUTOMATION
MAGNUM
    SEMICONDUCTOR
MARKETTOOLS
MATTSON TECHNOLOGY
MBLOX
MICROTUNE
MINDSPEED
    TECHNOLOGIES
MOBITV
MODEL N
MOTRICITY
MOVIUS
NAMCO BANDAI GAMES
    AMERICA
NAPSTER
NATIONAL RURAL
    TELECOMMUNICATIONS
    CO-OP
NAVINET
NEKTAR THERAPEUTICS
NETLOGIC
    MICROSYSTEMS
NETSUITE
NEUTRAL TANDEM
NEXTAG
NOBLIS
OMNEON
OMNITURE
OPEN TV
PERICOM
SEMICONDUCTOR	PGP
PHOENIX
    TECHNOLOGIES
PHOTON DYNAMICS AN
    ORBOTECH CO
PLX TECHNOLOGY
PRINTRONIX
RAMBUS
RGB NETWORKS
RIGHTNOW
    TECHNOLOGIES
RINCON RESEARCH
SABA
SAVI TECHNOLOGY
SCHILLING ROBOTICS
SDI
SEMATECH
SENSIS
SERVICESOURCE
SHORETEL
SOLTA MEDICAL
SOURCEFIRE
SPACE SYSTEMS/LORAL
SPACENET
SUMTOTAL SYSTEMS
SYMYX TECHNOLOGIES
TALEO
THERMASOURCE
TRIPWIRE
TRUEPOSITION
TURIN NETWORKS
ULTRATECH
UPEK
VICOR
VIGNETTE
VOLCANO
VOLTERRA
WAGEWORKS
WEBTRENDS

        In February 2011, the compensation committee engaged Compensia, Inc., a national compensation consulting firm providing executive compensation advisory services, to assist it in developing a set of executive compensation guiding principles, to evaluate the competitiveness of our executive officers' compensation and to assist the compensation committee in developing a public company-oriented executive compensation program, including the establishment of reference points and guidelines with respect to base salary, incentive compensation and equity compensation. Compensia is engaged by, and serves at the discretion of, the compensation committee. Compensia did not provide any services to us in 2010.

  Timing of Compensation Decisions

        At the end of each fiscal year, our chief executive officer reviews the performance of the executive officers other than himself and presents his conclusions and recommendations to the compensation committee. At that time and throughout the year, the compensation committee will also evaluate the performance of our chief executive officer, which is measured in substantial part against our financial performance. In the first quarter of the following fiscal year, the compensation committee then assesses the overall effectiveness of our compensation plans against our goals, and determines whether any changes to the allocation of compensation elements, or the structure or level of any particular compensation element, are warranted.

        In connection with this process, our compensation committee generally establishes the elements of our performance-based cash bonus plan and determines whether to grant equity awards to our executive officers. With respect to newly hired employees, our practice is typically to approve equity grants at the first meeting of the board of directors following such employee's hire date provided that the board has received a third party valuation of the Company's common stock which incorporates all material information. We do not have any program, plan or practice to time equity award grants in coordination with the release of material non-public information. From time to time, additional equity awards may be granted to executive officers during the fiscal year. In May, June and October 2011, we granted the following options to named executive officers:

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Frank Fawzi	May 3, 2011	—	95,000	(1)	$11.00	May 3, 2021
Andre Simone	May 3, 2011	—	52,500	(1)	$11.00	May 3, 2021
Haydar Haba	May 3, 2011	—	42,500	(1)	$11.00	May 3, 2021
Phil Bronsdon	May 3, 2011	—	27,500	(1)	$11.00	May 3, 2021
John Belanger	May 3, 2011	—	27,500	(1)	$11.00	May 3, 2021
Haydar Haba	June 3, 2011	—	42,945	(2)	$1.63	September 28, 2013
John Belanger	June 3, 2011	—	13,556	(2)	$1.63	September 28, 2013
John Belanger	October 18, 2011	—	157,669	(2)	$1.63	September 28, 2013

(1)
1/4th of the total number of shares subject to the option will vest on May 3, 2012, and the remainder will vest in equal monthly installments over a 36-month period thereafter, subject to the grantee's continued service to us on each such vesting date.

(2)
Exercisable following the first to occur of the one of several events listed in the applicable option agreement (including separation of service by the officer, death or disability, or a change of control) and June 30, 2013 and shall be exercisable until the first to occur of (i) ninety (90) days following the first event giving rise to the right to exercise; and (ii) December 31 of the calendar year in which such event occurs.

  Role of the Compensation Committee in Setting Executive Compensation

        The compensation committee is responsible for overseeing our executive compensation philosophy and administering our executive compensation program, as well as determining and approving the compensation for our executive officers, including the named executive officers. The compensation committee regularly reports to our full board of directors on its deliberations. Historically, the compensation committee has advised the full board of directors on executive compensation matters, and the board of directors has set compensation levels.

        In anticipation of the initial public offering of our stock, the board of directors has delegated authority to make compensation decisions to our compensation committee, as described in the compensation committee charter.

        Members of the compensation committee are appointed by the board of directors. Currently, the compensation committee consists of William Harding, Javier Rojas and Raymond Smets, none of whom are executive officers of the Company, and each of whom qualifies as an "independent director" under the applicable Nasdaq Global Market standards. In addition, Mr. Smets qualifies as an "outside director" under Section 162(m) of the Code. See "Management—Board Committees—Compensation Committee" above.

        The compensation committee will perform, at least annually, a strategic review of the compensation program for our executive officers to determine whether it provides adequate incentives and motivation to our executive officers and whether it adequately compensates them relative to comparable officers in other companies with which we compete for executives.

  Elements of Compensation Program

        The compensation package for our named executive officers is composed of the following elements:

  •
  annual base salary;

  •
  short-term performance-based cash compensation, in the form of an annual bonus;

  •
  long-term equity compensation, in the form of stock option grants; and

  •
  a benefits package that is generally available to all of our employees.

        We combine these elements to formulate compensation packages that provide competitive pay, reward achievement of financial, operational and strategic objectives and align the interests of our named executive officers and other senior management personnel with those of our stockholders.

  Determining the Amount of Each Element of Compensation

        On an annual basis, the compensation committee establishes our executive compensation program, considering such factors as:

  •
  our short-term and long-term financial and strategic objectives;

  •
  individual responsibilities and performance;

  •
  the amount earned by our executive officers in prior years;

  •
  comparison to other executives within our company having similar levels of expertise and experience;

  •
  the external competitive market for senior management personnel; and

  •
  general economic factors and market outlook for the coming year.

        The compensation committee believes that the most effective executive compensation program is one that delivers base salary and target incentive compensation at levels generally consistent with market practice, but also provides for opportunities in the form of incremental bonus and long-term equity awards that may result in above market levels if company objectives are exceeded and if executive officers remain for an extended period of time as our employees.

  Base Salary

        Base salaries represent compensation for performing the basic obligations expected of each executive officer. The compensation committee generally sets annual base salaries at a level which it believes is sufficient to attract and retain the level of executive talent that we believe is necessary to manage and foster our growth and development. Historically, base salaries have approximated the 50th percentile of the competitive market, based primarily on the information set forth in the Radford Technology Survey. However, dependent upon an individual employee's background and experience or performance review, base salaries have also been targeted at the 25th, 75th or 90th percentile of the competitive market. Base salaries for our named executive officers in 2010 were set based upon each officer's position and title as compared to the Radford Technology Survey, and any increase in an individual's salary was based on their respective individual performance and determined in accordance with the guidelines in the table set forth below. Any changes in base salary are discretionary, and are made by the compensation committee based upon our performance and the responsibilities and continued success of each of our executive officers in contributing to that performance. The following table sets forth the guidelines we have historically used, and expect to continue to use, in targeting base salaries and setting merit increases:

		Current Salary as Compared to Competitive Market and Suggested Annual Merit Increase for Each Level
Performance Rating	Market Rate Compensation	Less than 85%	85-95%	95-105%	105-110%	110-115%	115-120%
Exceptional	90th Percentile	10.0%	7.0%	3.5%	3.0%	2.5%	1.5%
Exceeds Expectations	75th Percentile	8.0%	6.0%	3.0%	2.5%	2.0%	1.0%
Successfully Meets Expectations	50th Percentile	6.0%	3.5%	2.0%	1.5%	1.0%	0.0%
Occasionally Meets Expectations	25th Percentile	0%	0%	0%	0%	0%	0%
Fails to Meet Requirements	25th Percentile	0%	0%	0%	0%	0%	0%

        As an example based on the table above, if a named executive officer with a base salary of $200,000 in 2009 earned a performance rating of "Exceptional," such officer would have a salary target set at the 90th percentile of market for their job title for 2010. If the 90th percentile for such officer's job title was $230,000, the officer's current salary is 87 percent of the target, and the officer would be entitled to a seven percent merit increase for 2010. If the same officer earned a performance ranking of "Successfully Meets Expectations" for 2009, such officer would have a salary target set at the 50th percentile. If the 50th percentile for such officer was $190,000, the officer's current salary is 105.3 percent of the target, and such officer would be entitled to a one and one-half percent merit increase for 2010.

        In January 2011, the annual base salaries for each of our named executive officers for 2011 were set, effective as of January 1, 2011. Each of our executive officers, other than Mr. Belanger, due to the nature of his commission plan as described in greater detail below, received an increase in their base salary based on their individual performance reviews for 2010. Following the engagement of Compensia in March 2011, the compensation committee reviewed the base salaries that had been set in January 2011 and determined to make a change to the base salary arrangement for 2011 for Mr. Fawzi and Mr. Haba. Under Mr. Fawzi's employment agreement with us, upon the completion of this offering, Mr. Fawzi's salary will increase to $442,000 on an annualized basis. In connection with the execution of Mr. Haba's employment agreement with us, Mr. Haba's salary for 2011 increased from $242,459 to $250,459.

        The 2010 and 2011 base salaries for our named executive officers are set forth below:

Named Executive Officer	2010 Base Salary	2010 Salary Percentage as Compared to the Percentile of the Radford Executive Survey Applicable to an Executive with the Named Executive Officer's Performance Rating	2011 Base Salary	2011 Salary Percentage as Compared to the Percentile of the Radford Executive Survey Applicable to an Executive with the Named Executive Officer's Peformance Rating
Frank Fawzi	$375,000	76%	$412,500	86%
Andre Simone	$275,000	82%	$302,500	91%
Haydar Haba	$237,705	100%	$250,459	105%
Phil Bronsdon	$225,000	91%	$238,500	96%
John Belanger	$125,000	n/a	$125,000	n/a

  Short-Term Performance-Based Cash Compensation

        We use short-term performance-based cash compensation to incentivize performance consistent with our shorter-term corporate financial and strategic objectives while making progress towards our longer-term growth and other goals. The compensation committee determines cash bonus amounts for our executive officers, including the named executive officers, based on achievement of corporate financial targets established in our annual operating plan and individual performance requirements, as described further below.

        Each of our executive officers, including our named executive officers, other than Mr. Belanger, who participates in a separate sales commission plan, is eligible to participate in a performance-based cash bonus plan under which he may earn an annual target amount based on achievement of our corporate financial objectives and his individual performance. The corporate performance element accounts for 75 percent of the eligible bonus, and the individual's performance element accounts for the remaining 25 percent. As explained in more detail below, the bonus pool is accrued and funded quarterly based on performance against plan for each of the corporate financial objectives. Payment of any portion of the target bonus attributable to individual performance is dependent upon the executive officer receiving a performance review of no less than "Successfully Meets Expectations." The aggregate annual target amounts are computed as a percentage target rate of annual base salary. The target amounts in 2010 for our named executive officers were as follows:

Named Executive Officer	Annual Cash Bonus Target
Frank Fawzi	50%
Andre Simone	50
Haydar Haba	50
Phil Bronsdon	50

        For 2010, the compensation committee established the following corporate financial objectives. The annual cash bonus pool was created and funded to support our annual operating plan, to enhance long-term value creation, and to fund annual cash bonus awards. These corporate objectives comprised 75 percent of the target bonus opportunity for 2010, and their relative weightings were as follows:

Corporate Objective	Weighting
Quarterly Revenue Targets	33.33%
Quarterly Gross Margin Targets	33.33
Quarterly Adjusted EBITDA Targets	33.33

        The quarterly targets for each of the above objectives for 2010 were as follows:

Corporate Objective	Q1	Q2	Q3	Q4
Quarterly Revenue Targets	$22,309,668	$25,424,142	$27,694,706	$29,866,317
Quarterly Gross Margin Targets	30.5%	29.65%	30.49%	31.05%
Quarterly Adjusted EBITDA Targets	$704,048	$583,560	$1,406,703	$2,241,280

        The compensation committee selected the above measures because it considered them to be appropriate indicators of our success in achieving the objectives expressed and outlined in our annual plan as a private company. We historically calculated Gross Margin as total revenue less peering partner compensation divided by total revenue. We historically calculated Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, change in fair value of warrant liability and stock-based compensation. In 2010, we used Adjusted EBITDA as a key performance measure because we believed it facilitated operating performance comparisons from period to period by excluding potential differences caused by variations in capital structures (affecting net interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or fluctuations in permanent differences or discrete quarterly items) and the impact of depreciation and amortization expense on finite-lived intangible assets.

        These target levels were based upon expected growth from the prior year, but were set at an amount the compensation committee believed to be reasonably attainable in light of our performance in prior years and our strategic and market outlook for 2010. In the event the minimum performance threshold was not met for any individual corporate quarterly objective, no bonus would be accrued for that specific corporate target for the quarter.

        Individual achievement by our named executive officers comprised the remaining 25 percent of the target bonus opportunity for 2010 and was based on each executive officer's 2010 annual performance review. Individual performance for each our named executive officers was assessed by our chief executive officer, other than for himself. The performance of our chief executive officer was assessed by the compensation committee. Performance was evaluated following the end of the year and was based on three major areas of measurement: quality of work performed, quantity of work performed and teamwork/initiative and management effectiveness. Individual performance for our named executive officers, and eligibility for a cash bonus, is ranked on the following scale: "Fails to Meet Expectations," "Occasionally Meets Expectations," "Successfully Meets Expectations," "Exceeds Expectations" and "Exceptional."

        An executive officer must achieve a ranking of at least "Successfully Meets Expectations" to be eligible for a payment of that portion of the bonus attributable to achievement of individual objectives. Executive officers who rank at "Exceeds Expectations" or "Exceptional" are eligible for a discretionary bonus if reasonable, considering the achievement of our corporate financial objectives.

        For 2010, the annualized target bonus pool available to fund the plan was set at $2,269,424, or approximately $567,356 per quarter, divided equally among the three corporate financial objectives. Bonuses accrued quarterly based on actual achievement against plan for each of the financial measures, ranging from 25 percent of the target bonus amount to 150 percent of the target bonus amount, as follows:

  Revenue

Performance	Payout Percent	Payout Amount
Target minus 10%	25%	$47,280
Target minus 5%	62.5	118,199
Target	100	189,119
Target plus 5%	112.5	212,759
Target plus 10%	125	236,399
Target plus 15%	150	283,679

  Gross Margin

Performance	Payout Percent	Payout Amount
Target minus 5.6%	25%	$47,280
Target minus 3.5%	62.5	118,199
Target	100	189,119
Target plus 5%	112.5	212,759
Target plus 7.5%	125	236,399
Target plus 10%	150	283,679

  Adjusted EBITDA

Performance	Payout Percent	Payout Amount
Target minus 30%	25%	$47,280
Target minus 15%	62.5	118,199
Target	100	189,119
Target plus 5%	112.5	212,759
Target plus 10%	125	236,399
Target plus 25%	137.5	260,039
Target plus 50%	150	283,679

        Based on the above tables, the maximum annual bonus pool available for 2010 was $3,404,136, or 150 percent of the target amount.

        The corporate performance element was directly tied to our annual performance against the designated financial measures. As set forth in the table below, for 2010, our corporate financial performance was 118 percent of plan, and the total available pool to be distributed among plan participants was $2,674,542 (118 percent of the target bonus pool of $2,269,424):

	Actual Results as Compared to Targets
	Q1 2010	Results %	Q2 2010	Results %	Q3 2010	Results %	Q4 2010	Results %	Total %
Revenue	$22,783,901	105	$28,504,040	136	$29,373,917	115	$31,103,731	110	117
Gross Margin	30.00%	88	30.65%	108	30.61%	102	30.56%	88	97
Adjusted EBITDA	$233,966	140	$1,573,983	159	$1,279,432	146	$1,947,611	126	143
Aggregate		111		131		121		108	118

        The individual performance element was not directly tied to our annual corporate performance, but was instead based on an individual's annual performance review. The individual bonus performance element for top performers is subject to adjustment at the discretion of our chief executive officer, and to board approval. For 2010, participants who achieved an annual performance rating of "Successfully Meets Expectations" were eligible to receive 100 percent of their individual performance element. At the discretion of our chief executive officer, participants who achieved an annual performance rating of "Exceeds Expectations" were eligible to receive 121.5 percent of their individual performance element and participants who achieved an annual performance rating of "Exceptional" were eligible to receive 143 percent of their individual performance element. The plan is budgeted based upon the assumption that all eligible executive officers will achieve requisite performance ratings. Individuals receiving more than 100 percent of their performance element were paid out of bonus amounts not earned by employee participants who performed at a level below "Successfully Meets Expectations." Based on the above, if a named executive officer's target bonus amount was $100,000 for 2010, he would have earned $25,000 for a performance level of "Successfully Meets Expectations," $30,375 for "Exceeds Expectations" or $35,750 for being rated "Exceptional."

        Each of our named executive officers achieved an individual performance ranking of at least "Successfully Meets Expectations" and was eligible to receive the corresponding target bonus for their respective performance ranking for 2010. Frank Fawzi and Andre Simone earned a performance ranking of "Exceptional," Haydar Haba earned a performance ranking of "Successfully Meets Expectations" and Phil Bronsdon earned a performance ranking of "Exceeds Expectations." Mr. Belanger does not participate in our standard review process and did not receive an applicable performance ranking for 2010. In addition to the target bonus he earned for his individual performance in 2010, Mr. Fawzi, upon the decision of the compensation committee, was eligible to receive a discretionary bonus as set forth in greater detail below. The actual bonuses paid to our named executive officers for 2010 are set forth in the Summary Compensation Table below.

        For 2011, the compensation committee, in consultation with Compensia, decided to keep the same overall structure for our short-term performance-based cash compensation plan, but decided to replace Gross Margin and Adjusted EBITDA with quarterly Operating Margin, calculated as revenue less total expenses plus stock-based compensation, and annual Unlevered Free Cash Flow, calculated as Adjusted EBITDA less capital expenditures, as target objectives. Quarterly Total Revenue will remain as a target objective for 2011. The 2011 objectives and relative weighting are as follows:

Corporate Objective	Weighting
Quarterly Revenue Targets	33.33%
Quarterly Operating Margin Targets	33.33
Annual Unlevered Free Cash Flow Target	33.33

        The compensation committee decided to change the objectives for our short-term performance-based cash compensation plan because it believes Operating Margin and Unlevered Free Cash Flow are more representative of our business success and our overall performance, particularly as a public company, and our strategic plans to scale our business while remaining focused on capital efficiency.

        In addition, while the target bonus pool dollar amounts have yet to be determined, the compensation committee, upon the recommendation of Compensia, decided (i) to increase the target bonus amount for Mr. Fawzi to 100 percent of his annual base salary and that of Mr. Simone to 65 percent of his annual base salary and (ii) to modify the range such that the maximum target bonus amount that may be achieved for each objective will be 200 percent of the target bonus amounts. These changes were made to better align our compensation with other publicly-traded companies identified by Compensia as comparable companies.

  Discretionary Bonus

        In addition to payments made under our 2010 short-term performance-based cash compensation plan, our board of directors also awarded a discretionary bonus in the amount of approximately $17,000 to Mr. Fawzi for exceptional performance for 2010. As a result of Mr. Fawzi's leadership, we significantly improved financial and operating performance, positioning us to pursue an initial public offering. The amount of the discretionary bonus was determined by the board of directors based on the total amount remaining available for distribution under the 2010 bonus pool after distribution to the plan participants.

  Sales Commission Plan

        Mr. Belanger did not participate in our short-term performance-based cash compensation plan in 2010, but instead participated in a separate sales commission plan. For 2010, Mr. Belanger was paid a fixed percentage on all net profits (revenue multiplied by net margin percentage) generated by his assigned accounts under the standard sales commission plan applicable to all of our sales professionals. As a result of his position as the leader of our sales team he was also entitled to a separate "override commission," which was a fixed percentage on all net profits generated by accounts not assigned to Mr. Belanger, but instead assigned to sales professionals who report to Mr. Belanger. For both the assigned accounts and the override accounts, the fixed percentage earned by Mr. Belanger increased once total net profits exceeded the net profits achieved during the month of December 2009, which were $242,566 for his assigned accounts and $6,630,186 for his override accounts. The commission percentages for Mr. Belanger for 2010 were as follows:

	Assigned Accounts	Override Accounts
Up to December 2009 Total Monthly Net Profit Achievement	3% of total monthly net profit	0.775% of total monthly net profit
In excess of December 2009 Total Monthly Net Profit Achievement	7% of net profit in excess of December 2009 total monthly net profit	1% of net profit in excess of December 2009 monthly net profit

        A fixed percentage was used to make the plan easy to understand and to directly tie Mr. Belanger's compensation to our success. Because our management wanted to incentivize Mr. Belanger to maximize sales of our services and thereby maximize his own compensation, there were no target or maximum amounts established for Mr. Belanger's sales commission plan. Mr. Belanger's actual commission payout for 2010 is set forth in the Summary Compensation Table presented later in this prospectus.

  Long-Term Equity Compensation

        We use equity awards to motivate and reward our executive officers, including our named executive officers, to encourage long-term corporate performance based on the value of our common stock and to align the interests of our executive officers with those of our stockholders. We believe that stock options, when granted with exercise prices equal to the fair market value of our common stock on the date of grant, provide an appropriate long-term incentive for our executive officers. Stock options reward our executive officers only to the extent that, following their grant date, our stock price increases.

        Historically, we have not applied a rigid formula to determine the size of the stock option awards that are granted to our executive officers. Instead, these awards are determined in the judgment of the compensation committee, taking into consideration, among other things, our performance and that of the executive officer during the past year, the prospective role and responsibility of the executive officer, competitive factors, the amount of equity-based compensation held by the executive officer and the cash compensation received by the executive officer. Based on these factors, the compensation committee sets the size of each stock option award at levels it considers appropriate to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value. There were no equity awards granted to our named executive officers during 2009 or 2010 due to the fact that the equity ownership of our named executive officers had not changed appreciably since our last round of equity financing in 2008. However, our compensation committee did recently review supplemental market studies regarding executive compensation as well as the number of vested options held by key employees. As a result, in May 2011, the compensation committee granted equity awards to certain of our named executive officers, as set forth above in "Timing of Compensation Decisions."

        We have not granted any equity awards to our named executive officers other than stock options. Typically, our named executive officers have received an initial stock option grant at the time of hire, with only discretionary additional awards thereafter. We have adopted a long-term equity incentive plan to become effective following the completion of this offering. While this plan provides for a variety of different types of equity awards, we expect that, reflecting our focus on long-term growth, the compensation committee will continue to use stock options as our primary form of long-term incentive compensation.

  Exercise Price of Equity Awards

        The exercise price of stock options granted to our executives under our equity incentive plans is equal to or greater than the fair market value of our common stock on the grant date. As a privately held company, our board of directors has historically determined the fair market value of our common stock based on various factors, including (1) our recent and historical company performance; (2) our liquidity and cash resources; (3) our projections regarding our future financial results; (4) company developments since the last time option grants were approved by our board of directors; (5) independent third party valuations; (6) the value of comparable companies; and (7) the rights, preferences and privileges of our preferred stock relative to those of our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock Based Compensation" for further information. Upon the completion of this offering, we will use the market price of our common stock on the date of grant for purposes of establishing the exercise price of stock options.

  Other Compensation Policies

  Retirement and Other Benefits; Perquisites

        Our executive officers, including the named executive officers, are eligible to participate in our tax-qualified Section 401(k) retirement savings plan on the same basis as our other employees who satisfy the plan's eligibility requirements, including requirements relating to age and length of service. Under this plan, participants may elect to make pre-tax contributions of up to 90 percent of their current compensation, not to exceed the applicable statutory income tax limitation, which was $16,500 in 2010.

        Additional benefits received by our executive officers, including the named executive officers, include medical, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance, and basic life insurance. These benefits are provided on the same basis as to all of our full-time employees. We also maintain a corporate apartment for use by employees visiting our Denver operations, including our named executive officers.

        We do not have a formal perquisite policy, and we do not emphasize special perquisites for our executive officers. The compensation committee may periodically review perquisites for our executive officers, particularly in the context of new employment agreements.

  Executive Equity Ownership

        We encourage our executive officers to hold a significant equity interest in our company. However, we do not have specific share retention and ownership guidelines for our executive officers.

  Executive Hedging and Trading

        We have adopted a policy that, once we become a publicly traded company following this offering, we will not permit our executive officers to sell short our stock, will prohibit our executive officers from holding our stock in a margin account, and will discourage the purchase and sale of exchange-traded options on our stock by our executive officers.

  Compensation Committee Philosophy on Acceleration of Vesting of Equity, Change of Control and Severance Benefits

        Pursuant to our agreements with them, certain of our named executive officers may receive certain cash payments, continuation of medical and welfare insurance benefits, and acceleration of vesting under outstanding equity awards in connection with a termination of employment or a change of control or the initial public offering of the company. See "Executive Employment Agreements" and "Potential Payments Upon Termination, Change of Control or Initial Public Offering" below for more information. When establishing these arrangements, the compensation committee believed that they were necessary to attract or retain qualified executives who may have pursued attractive alternatives absent these benefits. With respect to benefits related to a change of control, the board of directors elected to provide for these benefits to partially mitigate the risks that exist for executives working in an environment where there is a potential for a change of control. With respect to benefits related to an initial public offering, the board of directors elected to provide for these benefits to incentivize our executives for the achievement of an initial public offering of the company. The compensation committee sought to provide change of control-related arrangements which would allow executives to focus on the value of strategic alternatives to stockholders without concern for the impact of a change of control on their continued employment.

  Effect of Tax and Accounting Treatment on Compensation Decisions

        We consider the anticipated accounting and tax implications to us and our executives in determining our compensation programs. However, these factors alone are not dispositive, and we also consider the cash and non-cash impact of the programs and whether a program is consistent with our overall compensation philosophy and objectives. Section 162(m) of the Code imposes a limit on the amount of compensation that we may deduct in any one year with respect to our chief executive officer and each of our next three most highly compensated executive officers (other than our chief financial officer), unless specific and detailed criteria are satisfied. "Performance-based compensation," as defined in the Code, is fully deductible if the programs are approved by stockholders and meet other requirements. We believe that grants of equity awards under our existing stock plan qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting us to receive a federal income tax deduction in connection with such awards. In general, we have determined that we will not seek to limit executive compensation so that it is deductible under Section 162(m). However, from time to time, we monitor whether it might be in our interests to structure our compensation programs to satisfy the requirements of Section 162(m). We seek to maintain flexibility in compensating our executives in a manner designed to promote our corporate goals and therefore our compensation committee has not adopted a policy requiring all compensation to be deductible. Our compensation committee will continue to assess the impact of Section 162(m) on our compensation practices and determine what further action, if any, is appropriate.

        We follow the Financial Accounting Standards Board's Accounting Standards Codification Topic 718 for our stock-based compensation awards. ASC 718 requires companies to calculate the grant date "fair value" of their stock-based awards using a variety of assumptions. This calculation is performed for accounting purposes and reported in the compensation tables that accompany this Compensation Discussion and Analysis, even though recipients may never realize any value from their awards. ASC 718 also requires companies to recognize the compensation cost of their stock-based awards in their income statements over the period that an employee is required to render service in exchange for the award.

  Analysis of Risk Relating to Our Compensation Programs

        After reviewing the various design elements of our compensation programs to determine whether any of their aspects encourage excessive or inappropriate risk-taking, the compensation committee has determined that our compensation programs do not encourage excessive risk or inappropriate risk taking, as our compensation programs have been balanced to focus on our short-and long-term financial and operational performance. The determination was based on the following factors:

  •
  the base salaries we pay to our employees are set at levels sufficient to match compensation paid by similarly situated companies and are designed to provide a steady income regardless of our stock price performance, which we believe discourages risk taking;

  •
  our various non-equity incentive compensation programs contain company-wide and individual elements that we believe are attainable without the need to take inappropriate risks or make material changes to our business or strategy;

  •
  other than payments that may be made under our sales commission plans, which are not capped, the cash payments that may be made to our employees under our non-equity incentive compensation programs are subject to maximum limits, which we believe mitigates the risks our employees may take; and

  •
  equity grants to participants under our equity incentive plans generally vest over a period of four years, which we believe discourages excessive or inappropriate short-term risk taking.

Summary Compensation Table

        The following table sets forth the total compensation earned for services rendered by our principal executive officer, our principal financial officer, and our three other most highly compensated executive officers whose total compensation for the year ended December 31, 2010 was in excess of $100,000 and who were serving as executive officers at the end of that fiscal year. The listed individuals are referred to herein as our "named executive officers."

 SUMMARY COMPENSATION TABLE FOR FISCAL YEAR 2010

Name and Principal Position	Year	Salary	Bonus		Non-Equity Incentive Plan Compensation		Total
Frank Fawzi	2010	$375,000	$17,031	(1)	$232,969	(2)	$625,000
President, Chief Executive Officer and Chairman
Andre Simone	2010	275,000	—		170,586	(2)	445,586
Chief Financial Officer, Secretary
Haydar Haba	2010	237,705	—		136,675	(2)	374,380
Chief Visionary Officer
Phil Bronsdon	2010	225,000	—		133,523	(2)	358,523
Senior Vice President, Engineering, Development and Operations
John Belanger	2010	125,000	—		324,555	(3)	449,555
Senior Vice President, Service Provider Sales

(1)
Represents an amount awarded to Mr. Fawzi as a discretionary bonus by our board of directors for exceptional performance in 2010.

(2)
Represents cash compensation paid to our named executive officers under our short-term performance-based cash compensation plan for the year ended December 31, 2010.

(3)
Represents the total performance-based commissions earned by Mr. Belanger pursuant to his sales commission plan for the year ended December 31, 2010.

        See discussion of the material terms of the employment agreements for each of the named executive officers under the heading "Executive Employment Agreements," below.

Grants of Plan-Based Awards

        The following table sets forth certain information with grants of non-equity incentive plan-based awards granted during the year ended December 31, 2010 to our named executive officers:

GRANTS OF PLAN-BASED AWARDS FOR FISCAL YEAR 2010

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)
Name	Plan Adoption Date	Threshold	Target	Maximum
Frank Fawzi	May 7, 2010	$46,875	$187,500	$281,250
Andre Simone	May 7, 2010	34,375	137,500	206,250
Haydar Haba	May 7, 2010	29,713	118,852	178,279
Phil Bronsdon	May 7, 2010	28,125	112,500	168,750
John Belanger(2)	January 1, 2010	1	285,816	—

(1)
We award non-equity incentive plan compensation under our short-term performance-based cash compensation plan, as described above under the section entitled "Compensation Discussion and Analysis." The figures listed represent amounts that could have been earned for the year ended December 31, 2010. The actual amount earned by each named executive officer for 2010 is set forth above in the Summary Compensation Table.

(2)
Mr. Belanger does not participate in our short-term performance-based cash compensation plan and has a separate commission plan as described above under the section entitled "Compensation Discussion and Analysis." The target amount for Mr. Belanger's commission plan was calculated based on 100 percent achievement of plan and no change in net margin percentage for 2010, as compared to the December 2009 target. Mr. Belanger's commission plan was uncapped, so no maximum payout can be estimated.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2010

        The following table sets forth certain information with respect to the unexercised options held by our named executive officers as of December 31, 2010:

Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Frank Fawzi	5/10/2007	(1)	109,404	—	$0.78	5/10/2017
	2/14/2008	(2)	989,401	260,369	0.28	2/14/2018
	2/14/2008	(3)	214,285	—	0.28	2/14/2018
	12/11/2008	(4)	52,079	52,080	0.88	12/11/2018
Andre Simone	5/10/2007	(5)	399,232	17,358	0.78	5/10/2017
	2/14/2008	(6)	420,069	124,886	0.28	2/14/2018
	12/11/2008	(7)	52,079	52,080	0.88	12/11/2018
Haydar Haba	5/28/2004	(8)	42,945	—	1.63	5/28/2011
	8/18/2004	(9)	21,472	—	1.63	8/18/2011
	5/10/2007	(10)	—	226,649	0.78	5/10/2017
	2/14/2008	(11)	183,738	54,625	0.28	2/14/2018
	12/11/2008	(12)	52,079	52,080	0.88	12/11/2018
John Belanger	5/28/2004	(13)	13,556	—	1.63	5/28/2011
	8/4/2004	(14)	150,000	—	1.63	8/4/2011
	8/18/2004	(15)	7,669	—	1.63	8/18/2011
	1/15/2005	(16)	121,842	—	1.90	1/15/2012
	5/10/2007	(17)	50,000	—	0.78	5/10/2017
	2/14/2008	(18)	39,440	11,726	0.28	2/14/2018
Phillip Bronsdon	10/15/2007	(19)	40,625	9,375	0.78	10/15/2017
	2/14/2008	(20)	239,405	71,174	0.28	2/14/2018
	12/11/2008	(21)	17,359	17,360	0.88	12/11/2018

(1)
1/2 of the total number of shares issued pursuant to the option vested on May 10, 2007, and the remainder vested in equal monthly installments over an 18-month period thereafter.

(2)
1/48th of the total number of shares subject to the option vest monthly commencing November 1, 2007, subject to Mr. Fawzi's continued service to us on each such vesting date, with all shares subject to the option being vested by September 30, 2011.

(3)
1/12th of the total number of shares subject to the option vested monthly commencing November 1, 2007 with all shares subject to the option having vested by September 30, 2008.

(4)
1/4th of the total number of shares subject to the option vested on December 11, 2009, and the remainder vest in equal monthly installments over a 36-month period thereafter, subject to Mr. Fawzi's continued service to us on each such vesting date.

(5)
1/4th of the total number of shares subject to the option vested on February 5, 2008, and the remainder vested in equal monthly installments over a 36-month period thereafter, subject to Mr. Simone's continued service to us on each such vesting date.

(6)
1/48th of the total number of shares subject to the option vest monthly commencing November 14, 2007, subject to Mr. Simone's continued service to us on each such vesting date.

(7)
1/4th of the total number of shares subject to the option vested on December 11, 2009, and the remainder vest in equal monthly installments over a 36-month period thereafter, subject to Mr. Simone's continued service to us on each such vesting date.

(8)
100 percent of the total number of shares subject to the option vested on May 28, 2004.

(9)
100 percent of the total number of shares subject to the option vested on August 18, 2004.

(10)
100 percent of the total number of shares subject to the option vest upon the earlier to occur of (i) a change of control of us in which the holders of our Series B preferred stock receive consideration with a fair market value of at least $14.748 per share of Series B preferred stock (as adjusted for stock splits, combinations and the like) or (ii) the initial public offering of our common stock, pursuant to which a share of our Series B preferred stock (or our common stock upon conversion thereof) has a fair market value of at least $14.748 per share (as adjusted for stock splits, combinations and the like), in each case subject to Mr. Haba's continued service to us on either such occurrence.

(11)
1/4th of the total number of shares subject to the option vested on November 14, 2008, and the remainder vest in equal monthly installments over a 36-month period thereafter, subject to Mr. Haba's continued service to us on each such vesting date.

(12)
1/4th of the total number of shares subject to the option vested on December 11, 2009, and the remainder vest in equal monthly installments over a 36-month period thereafter, subject to Mr. Haba's continued service to us on each such vesting date.

(13)
100 percent of the total number of shares subject to the option vested on May 28, 2004.

(14)
1/3rd of the total number of shares subject to the option vested on August 4, 2004, 1/3rd of the total number of shares subject to the option vested upon our attaining of $833,333 in collected monthly GAAP revenue for two consecutive fiscal months following the date of grant and the remaining 1/3rd of the total number of shares subject to the option vested upon our attaining of $2,083,333 in collected monthly GAAP revenue for two consecutive fiscal months following the date of grant.

(15)
100 percent of the total number of shares subject to the option vested on August 18, 2004.

(16)
1/24th of the total number of shares subject to the option vested monthly commencing in the month of our attaining of $833,333 in collected monthly GAAP revenue for two consecutive fiscal months following the date of grant.

(17)
100 percent of the total number of shares subject to the option vested on May 16, 2007.

(18)
1/4th of the total number of shares subject to the option vested on November 14, 2008, and the remainder vest in equal monthly installments over a 36-month period thereafter, subject to Mr. Belanger's continued service to us on each such vesting date.

(19)
1/4th of the total number of shares subject to the option vested on September 6, 2008, and the remainder vest in equal monthly installments over a 36-month period thereafter, subject to Mr. Bronsdon's continued service to us on each such vesting date.

(20)
1/4th of the total number of shares subject to the option vested on November 14, 2008, and the remainder vest in equal monthly installments over a 36-month period thereafter, subject to Mr. Bronsdon's continued service to us on each such vesting date.

(21)
1/4th of the total number of shares subject to the option vested on December 11, 2009, and the remainder vest in equal monthly installments over a 36-month period thereafter, subject to Mr. Bronsdon's continued service to us on each such vesting date.

Option Exercises and Stock Vested

        None of our named executive officers exercised options, or became vested in shares of stock subject to stock awards, during the year ended December 31, 2010.

Pension Benefits

        We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation

        We do not maintain any nonqualified deferred compensation plans.

Potential Payments upon Termination, Change of Control or Initial Public Offering

        Our named executive officers are eligible to receive certain payments and benefits in connection with the following events pursuant to the terms of their employment agreements, offer letter agreements and/or option agreements. The terms "cause," "termination without cause," "resignation for good reason" and "change of control" as used below have the meanings given to them in the applicable agreements with us which we have filed as exhibits to the registration statement on Form S-1 of which this prospectus is a part. The term "cause" generally includes the executive's refusal to perform assigned duties, acts of willful misconduct, personal dishonesty intended to result in substantial personal enrichment and felony convictions or other willful acts which have a material adverse effect on us. The terms "involuntary termination without cause" and "resignation for good reason" generally mean the executive's resignation in connection with the occurrence of certain events, which generally include a disproportionate salary reduction, materially adverse changes in responsibilities, an involuntary relocation of greater than a certain number of miles or our material breach of the executive's employment agreement. The term "change of control" generally means the acquisition of our company pursuant to which our stockholders prior to the event do not retain at least a majority of our outstanding voting securities after such event, or the sale of all or substantially all of our assets.

  Termination without Cause, Resignation for Good Reason and Death or Permanent Disability

        Upon his involuntary termination without cause, his resignation for good reason or his death or permanent disability (as defined in his agreement), Mr. Fawzi will be entitled to receive continuation of his then annual base salary over a 12-month period paid in accordance with our then existing payroll schedule, plus a lump sum cash payment equal to the pro rata amount of his corresponding annual target bonus amount. In addition, Mr. Fawzi will be entitled to continuation of health and other benefits, including coverage under our directors and officers liability insurance policy, for a six-month period. If such involuntary termination without cause or resignation for good reason occurs within 24 months following a change of control, Mr. Fawzi will be entitled to receive a lump sum cash payment equal to 100 percent of his then annual base salary plus a pro rata amount of his corresponding annual target bonus amount. In addition, 100 percent of any then unvested equity awards will vest at the time of such termination without cause or resignation for good reason, and Mr. Fawzi will be entitled to continuation of health and other benefits, including coverage under our director's and officer's liability insurance policy, for a period of 12 months. Mr. Fawzi's right to receive the foregoing benefits is subject to his execution of a release of claims against us.

        Upon his involuntary termination without cause, his resignation for good reason or his death or permanent disability (as defined in his agreement), Mr. Simone will be entitled to receive continuation of his then annual base salary over a six-month period paid in accordance with our then existing payroll schedule, plus a lump sum cash payment equal to the pro rata amount of his corresponding annual target bonus amount. In addition, Mr. Simone will be entitled to continuation of health and other benefits, including coverage under our directors and officers liability insurance policy, for a six-month period. If such involuntary termination without cause or resignation for good reason occurs within 24 months following a change of control, Mr. Simone will be entitled to receive a lump sum cash payment equal to 100 percent of his then annual base salary plus a pro rata amount of his corresponding annual target bonus amount. In addition, 100 percent of any then unvested equity awards will vest at the time of such termination without cause or resignation for good reason, and Mr. Simone will be entitled to continuation of health and other benefits, including coverage under our directors and officers liability insurance policy, for a period of 12 months. Mr. Simone's right to receive the foregoing benefits is subject to his execution of a release of claims against us.

        Upon his involuntary termination without cause or his resignation for good reason (as defined in his agreement), Mr. Haba will be entitled to receive continuation of his then annual base salary over a 12-month period paid in accordance with our then existing payroll schedule, plus a lump sum cash payment equal to the pro rata amount of his corresponding annual target bonus amount. In addition, Mr. Haba will be entitled to continuation of health and other benefits, including coverage under our directors and officers liability insurance policy, for a six-month period. If such involuntary termination without cause or resignation for good reason occurs within 24 months following a change of control, Mr. Haba will be entitled to receive a lump sum cash payment equal to 100 percent of his then annual base salary plus a pro rata amount of his corresponding annual target bonus amount. In addition, 100 percent of any then unvested equity awards will vest at the time of such termination without cause or resignation for good reason, and Mr. Haba will be entitled to continuation of health and other benefits, including coverage under our directors and officers liability insurance policy, for a period of 12 months. Mr. Haba's right to receive the foregoing benefits is subject to his execution of a release of claims against us.

        Neither Mr. Belanger nor Mr. Bronsdon will be entitled to any payments upon termination without cause or for resignation for good reason.

        The following table presents our estimate of the dollar value of the payments and benefits payable to our named executive officers upon the occurrence of a termination without cause or resignation for good reason in the circumstances noted below, assuming that such event occurred on December 31, 2010:

Name	Event	Cash Severance Payment	Continuation of Benefits (1)	Value of Option Acceleration (2)
Frank Fawzi(3)	Termination without Cause in Absence of Change of Control(4)	$375,000	$8,100	$—
	Termination without Cause within 24 months after Change of Control(5)	562,500	16,200	2,080,907
	Resignation for Good Reason in Absence of Change of Control(4)	375,000	8,100	—
	Resignation for Good Reason within 24 months after Change of Control(5)	562,500	16,200	2,080,907
Andre Simone(3)	Termination without Cause in Absence of Change of Control(6)	$137,500	$—	$—
	Termination without Cause within 12 months after Change of Control(6)	137,500	—	1,273,703
	Resignation for Good Reason in Absence of Change of Control	—	—	—
	Resignation for Good Reason within 12 months after Change of Control(6)	137,500	—	1,273,703

Name	Event	Cash Severance Payment	Continuation of Benefits (1)	Value of Option Acceleration (2)
Haydar Haba(3)	Termination without Cause in Absence of Change of Control(7)	$356,558	$16,200	$—
	Termination without Cause within 24 months after Change of Control(8)	713,315	16,200	2,127,681
	Resignation for Good Reason in Absence of Change of Control(7)	356,558	16,200	—
	Resignation for Good Reason within 24 months after Change of Control(8)	713,315	16,200	2,127,681
John Belanger	Termination without Cause in Absence of Change of Control	—	—	—
	Termination without Cause in connection with Change of Control	—	—	—
	Resignation for Good Reason in Absence of Change of Control	—	—	—
	Resignation for Good Reason following Change of Control	—	—	—
Phillip Bronsdon	Termination without Cause in Absence of Change of Control	—	—	—
	Termination without Cause in connection with Change of Control	—	—	—
	Resignation for Good Reason in Absence of Change of Control	—	—	—
	Resignation for Good Reason following Change of Control	—	—	—

(1)
Represents the aggregate value of continuation of health insurance benefits after the date of termination. For the purposes of this calculation, expected costs have not been adjusted for any likelihood that the executives will find other employment.

(2)
Represents the aggregate value of the accelerated vesting of the named executive officer's unvested stock options. With respect to each option award, amounts were calculated by multiplying (i) the difference between the fair market value of our common stock on December 31, 2010, $7.04, and the applicable exercise price of such option award by (ii) the assumed number of option shares subject to such award vesting on an accelerated basis on December 31, 2010.

(3)
The respective rights of Messrs. Fawzi, Simone and Haba to receive the listed benefits are subject to such person's execution of a release of claims against us.

(4)
Cash severance for Mr. Fawzi, as of December 31, 2010, was equal to 50 percent of his annual base salary at December 31, 2010, plus his annual bonus target amount of $187,500 for fiscal year 2010. Cash severance payable to Mr. Fawzi related to salary was payable over six months pursuant to regular payroll procedures. Cash severance payable to Mr. Fawzi related to bonus amounts was payable in a lump sum.

(5)
Cash severance for Mr. Fawzi, as of December 31, 2010, was equal to his annual base salary at December 31, 2010, plus his annual bonus target amount of $187,500 for fiscal year 2010, and was payable in a lump sum.

(6)
Cash severance for Mr. Simone, as of December 31, 2010, was equal to 50 percent of his annual base salary at December 31, 2010 and was payable over six months pursuant to regular payroll procedures.

(7)
Cash severance for Mr. Haba, as of December 31, 2010, was equal to his annual base salary at December 31, 2010, plus his annual bonus target amount of $118,853 for fiscal year 2010, and was payable in a lump sum.

(8)
Cash severance for Mr. Haba, as of December 31, 2010, was equal to 300 percent of his annual base salary at December 31, 2010 and was payable in a lump sum. Mr. Haba's salary and the terms of Mr. Haba's severance were changed in May 2011. For additional information, see "Executive Employment Agreements—Haydar Haba" located elsewhere in this prospectus.

  Change of Control or Initial Public Offering

        Certain of our stock option award agreements with our named executive officers provide that 100 percent of the shares of common stock subject to such option agreements will vest immediately prior to a change of control or the initial public offering of our securities. In addition, in the event of a change of control, Mr. Simone's offer letter agreement, as amended, calls for the acceleration of

100 percent of the unvested options subject to the option grant Mr. Simone received in connection with the entering into of his offer letter agreement.

        The following table presents our estimate of the dollar value of the payments and benefits payable to our named executive officers in connection with a change of control or initial public offering of securities, assuming that such event occurred on December 31, 2010:

Name	Event	No. of Shares Subject to Acceleration		Value of Option Acceleration (1)
Frank Fawzi	Change of Control	312,449		$2,080,907
	Initial Public Offering	260,369		1,760,094
Andre Simone	Change of Control	194,324		1,273,703
	Initial Public Offering	—		—
Haydar Haba	Change of Control	281,729	(2)	1,758,415
	Initial Public Offering	229,649	(2)	1,437,603
John Belanger	Change of Control	—		—
	Initial Public Offering	—		—
Phillip Bronsdon	Change of Control	17,360		106,938
	Initial Public Offering	—		—

(1)
Represents the aggregate value of the accelerated vesting of the named executive officer's unvested stock options. With respect to each option award, amounts were calculated by multiplying (i) the difference between the fair market value of our common stock on December 31, 2010, $7.04, and the applicable exercise price of such option award by (ii) the assumed number of option shares subject to such award vesting on an accelerated basis on December 31, 2010. For any award with a purchase price greater than $7.04, no additional value is represented by the acceleration of outstanding unvested options subject to such award.

(2)
Includes options to purchase 226,649 shares, which shall accelerate and become exercisable in the event that the price of our common stock exceeds $14.748 per share following the completion of our initial public offering or in the event of a change of control in which the holders of Series B preferred stock receive consideration with a fair market value of at least $14.748 per share. The fair market value of $7.04 per share was used to calculate the value of such acceleration at December 31, 2010.

        Neither of the above tables includes:

  •
  any accrued benefits that were earned and payable as of December 31, 2010, including bonuses deemed earned by the executive pursuant to the terms of our 2010 short-term performance-based cash compensation plan;

  •
  payments and benefits to the extent they are provided generally to all salaried employees and do not discriminate in scope, terms or operation in favor of our named executive officers; or

  •
  the value to the executive of the continuing right to indemnification and continuing coverage under our directors' and officers' liability insurance, if applicable.

Executive Employment Agreements

        We have entered into employment agreements or offer letter agreements with each of our named executive officers, which are summarized below. For additional information regarding executive bonuses and severance and/or other benefits to be payable in connection with a named executive officer's termination, resignation for good reason or in connection with a change of control and/or the initial public offering of our securities, see the sections under the heading "Executive Compensation" entitled "Compensation Discussion and Analysis," and "Potential Payments upon Termination, Change of Control or Initial Public Offering," respectively. For additional information regarding equity awards, see the tables under the heading "Executive Compensation" entitled "Summary Compensation Table," "Grants of Plan-Based Awards" and "Outstanding Awards at Fiscal Year-End."

  Frank Fawzi

        We entered into an amended and restated employment agreement with Mr. Fawzi in May 2011 to serve as our president, chief executive officer and chairman of the board. The agreement provides Mr. Fawzi's annual base salary is $412,500, subject to increase to $442,000 in the event of the initial public offering of our securities on a national securities exchange. Mr. Fawzi's annual base salary is to be reviewed on at least an annual basis and may be increased, but not decreased, as determined by the board. In addition, Mr. Fawzi is eligible to participate in our annual short-term performance based cash compensation plan with an annual target of 100 percent of his then annual base salary. The agreement has no specific term and constitutes at-will employment. Pursuant to the agreement, each of Mr. Fawzi's previously granted equity awards shall continue to vest subject to their original terms; provided, however, that the post-termination exercise period for each of his grants, notwithstanding the terms of each such grant, shall be extended to a term that is the shorter of three years following Mr. Fawzi's termination for any reason other than for cause (as defined in the agreement) or the expiration date of the respective option grant. Pursuant to the agreement, Mr. Fawzi has agreed that for one year following the termination of his employment with us for any reason, he will not, without our prior written consent, directly or indirectly, induce or attempt to induce any person who is an employee or contractor of us or any of our affiliates to terminate his or her relationship with us or any of our affiliates. In addition to participating in the Company's standard benefit plans, Mr. Fawzi's agreement also provides for certain severance and/or other benefits to be payable in connection with his termination, resignation for good reason, or in connection with a change of control and/or the initial public offering of our securities. See "Potential Payments upon Termination, Change of Control or Initial Public Offering" above.

  Andre Simone

        We entered into an amended and restated employment agreement with Mr. Simone in May 2011 to serve as our chief financial officer. The agreement provides Mr. Simone's annual base salary is $302,500, subject to review on at least an annual basis, and may be increased, but not decreased, as determined by the board. In addition, Mr. Simone is eligible to participate in our annual short-term performance based cash compensation plan with an annual target of 65 percent of his then annual base salary. The agreement has no specific term and constitutes at-will employment. Pursuant to the agreement, each of Mr. Simone's previously granted equity awards shall continue to vest subject to their original terms; provided, however, that the post-termination exercise period for each of his grants, notwithstanding the terms of each such grant, shall be extended to a term that is the shorter of twelve months following Mr. Simone's termination for any reason other than for cause (as defined in the agreement) or the expiration date of the respective option grant. Pursuant to the agreement, Mr. Simone has agreed that for one year following the termination of his employment with us for any reason, he will not, without our prior written consent, directly or indirectly, induce or attempt to induce any person who is an employee or contractor of us or any of our affiliates to terminate his or her relationship with us or any of our affiliates. In addition to participating in the Company's standard benefit plans, Mr. Simone's agreement also provides for certain severance and/or other benefits to be payable in connection with his termination, resignation for good reason, or in connection with a change of control and/or the initial public offering of our securities. See "Potential Payments upon Termination, Change of Control or Initial Public Offering" above.

  Haydar Haba

        We entered into an amended and restated employment agreement with Mr. Haba in May 2011 to serve as our chief visionary officer. The agreement provides Mr. Haba's annual base salary is $250,459, subject to review on at least an annual basis, and may be increased, but not decreased, as determined by the board. In addition, Mr. Haba is eligible to participate in our annual short-term performance based cash compensation plan with an annual target of 50 percent of his then annual base salary. The agreement has no specific term and constitutes at-will employment. Pursuant to the agreement, each of Mr. Haba's previously granted equity awards shall continue to vest subject to their original terms; provided, however, that the post-termination exercise period for each of his grants, notwithstanding the terms of each such grant, shall be extended to a term that is the shorter of twelve months following Mr. Haba's termination for any reason other than for cause (as defined in the agreement) or the expiration date of the respective option grant. Pursuant to the agreement, Mr. Haba has agreed that for one year following the termination of his employment with us for any reason, he will not, without our prior written consent, directly or indirectly, induce or attempt to induce any person who is an employee or contractor of us or any of our affiliates to terminate his or her relationship with us or any of our affiliates. In addition to participating in the Company's standard benefit plans, Mr. Haba's agreement also provides for certain severance and/or other benefits to be payable in connection with his termination, resignation for good reason, or in connection with a change of control and/or the initial public offering of our securities. See "Potential Payments upon Termination, Change of Control or Initial Public Offering" above.

  John Belanger

        We entered into an offer letter agreement with Mr. Belanger to serve as our vice president of sales and marketing, dated December 10, 2003. Mr. Belanger was subsequently appointed as our senior vice president of service provider sales. Mr. Belanger's annual base salary was initially $120,000 which has subsequently been raised to $125,000. Under the terms of the agreement, Mr. Belanger is eligible to participate in a commission plan on such terms as our board of directors may determine. See "Compensation Discussion and Analysis—Elements of Executive Compensation—Sales Commission Plan" above. The agreement also contemplates that Mr. Belanger will receive an initial option grant as provided therein. The agreement does not provide for any severance and/or other benefits to be payable in connection with his termination, resignation for good reason or in connection with a change of control and/or the initial public offering of our securities.

  Phillip Bronsdon

        We entered into an offer letter agreement with Mr. Bronsdon to serve as our vice president of operations, dated August 21, 2007. Mr. Bronsdon was subsequently appointed as our senior vice president of engineering, development and operations. Mr. Bronsdon's annual base salary was initially $175,000 which has subsequently been raised to $238,500. Under the terms of the agreement, Mr. Bronsdon is eligible to receive an annual performance bonus of up to 50 percent of his annual base salary based upon achievement of individual performance goals to be agreed upon by us and Mr. Bronsdon as well as company performance goals to be determined by our board of directors. The agreement contemplates that Mr. Bronsdon will receive an initial option grant as provided therein. The agreement does not provide for any severance and/or other benefits to be payable in connection with his termination, resignation for good reason or in connection with a change of control and/or the initial public offering of our securities.

Director Compensation

        To date, and other than as set forth in the following disclosure, we have not compensated our non-employee directors for their services as directors. We do reimburse both employee and non-employee directors for reasonable travel and lodging expenses incurred by them to attend our board and committee meetings.

        On February 7, 2011, Raymond Smets received an option grant to purchase 50,000 shares of our common stock at an exercise price equal to $7.04 per share, the fair market value of our common stock on the grant date, as determined by our board of directors. Pursuant to our letter agreement with Mr. Smets dated January 11, 2011, Mr. Smets receives a $25,000 annual retainer for his services as a director.

        On February 7, 2011, Lawrence Irving received an option grant to purchase 50,000 shares of our common stock at an exercise price equal to $7.04 per share, the fair market value of our common stock on the grant date, as determined by our board of directors. Pursuant to our letter agreement with Mr. Irving dated January 26, 2011, Mr. Irving receives a $35,000 annual retainer for his services as a director.

        On July 14, 2011, Keith Olsen received an option grant to purchase 50,000 shares of our common stock at an exercise price equal to $13.20 per share, the fair market value of our common stock on the grant date, as determined by our board of directors. Mr. Olsen will also receive a $25,000 annual retainer for his services as a director.

        On the day after completion of this offering, Javier Rojas and William Harding will each receive an option grant under our 2011 Equity Incentive Plan, or 2011 Equity Plan, to purchase 50,000 shares of our common stock with an exercise price per share equal to the fair market value of our common stock on the date of grant.

        Beginning upon the completion of this offering, all of our non-employee directors will be eligible to receive cash compensation of $25,000 per year for service as a director. The chair of our audit committee will be entitled to receive an additional $15,000 per year, the chair of our compensation committee entitled to receive an additional $10,000 per year and the chair of our nominating and corporate governance committee entitled to an additional $7,500 per year. Other members of the audit committee will be entitled to receive an additional $10,000 per year, other members of the compensation committee entitled to an additional $5,000 per year and other members of the nominating and corporate governance committee entitled to an additional $3,000 per year. Additionally, all non-employee directors will also be eligible to receive an option grant under our 2011 Equity Plan to purchase 50,000 shares of our common stock upon their initial election to the board and an additional option each year to purchase 12,500 shares which will be granted on the first day after the Company holds its annual meeting. Each option will have an exercise price per share equal to the fair market value of our common stock on the date of grant. We will continue to reimburse all directors for reasonable travel and lodging expenses incurred by them to attend our board and board committee meetings.

Employee Benefit Plans

  Amended and Restated 2003 Stock Option and Restricted Stock Plan

        On June 10, 2003, our board of directors adopted, and the Company's stockholders later approved, our 2003 Stock Option and Restricted Stock Plan and on May 10, 2007, such plan was amended and restated. The Amended and Restated 2003 Stock Option and Restricted Stock Plan, or 2003 Stock Plan, provides for the grant of incentive and nonstatutory stock options and stock purchase right awards to employees, consultants and members of our board of directors or of any of parent or subsidiary corporation of ours. However, only options have been granted under the 2003 Stock Plan.

        Subject to adjustment in the event of certain changes in capital structure, the maximum aggregate number of shares of common stock authorized for issuance under the 2003 Stock Plan is 9,264,788. As of September 30, 2011, options were outstanding under the 2003 Stock Plan and outside the plan to purchase 7,659,282 shares of common stock, at a weighted average exercise price of $1.65 per share, and 1,723,302 shares remained available for future grant. Shares subject to awards that expire, are forfeited or otherwise terminate will again be available for grant under the 2003 Stock Plan.

        Our board of directors will terminate the 2003 Stock Plan effective upon the closing of this offering, and no additional options or other equity awards may be granted under the 2003 Stock Plan following its termination. However, options granted under the 2003 Stock Plan prior to its termination will remain outstanding until they are either exercised or expire.

        2011 Equity Incentive Plan

        Our 2011 Equity Plan was approved by our board of directors and our stockholders in May 2011.

        The number of shares of our common stock that has been initially authorized and reserved for issuance under the 2011 Equity Plan is equal to the total number of shares still available for issuance under the 2003 Stock Plan as of the closing of this offering. This reserve will automatically increase on January 1, 2012 and each subsequent anniversary through 2020, by an amount equal to the smaller of (a) 4.0 percent of the number of shares of common stock issued and outstanding on the immediately preceding December 31, or (b) an amount determined by the board. The reserve will also increase automatically by the number of any shares subject to awards outstanding under the 2003 Stock Plan which expire or are cancelled or forfeited after the closing of this offering. Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the 2011 Equity Plan and in outstanding awards to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2011 Equity Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations. Only the net number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the 2011 Equity Plan.

        The 2011 Equity Plan will be administered by the compensation committee of our board of directors. Awards may be granted under the 2011 Equity Plan to our employees, including officers, directors, or consultants or those of any present or future parent or subsidiary or other affiliated entity. While we may grant incentive stock options only to employees, we may grant nonstatutory stock options, stock appreciation rights, restricted stock purchase rights or bonuses, restricted stock units, performance shares, performance units and cash-based awards or other stock-based awards to any eligible participant.

        In the event of a change of control as described in the 2011 Equity Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the 2011 Equity Plan or substitute substantially equivalent awards. Any awards which are not assumed or continued in connection with a change of control or are not exercised or settled prior to the change of control will terminate effective as of the time of the change of control. The compensation committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all awards held by members of the board of directors who are not employees will automatically be accelerated in full. The 2011 Equity Plan also authorizes the compensation committee, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change of control in exchange for a payment to the participant with respect to each share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change of control transaction over the exercise price per share, if any, under the award.

  401(k) Plan

        Through our relationship with Trinet, we offer our employees a defined contribution employee retirement plan, or 401(k) plan. Our executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code. The plan provides that each participant may contribute up to the statutory limit, which is $16,500 for calendar year 2011. Participants who are 50 years or older can also make "catch-up" contributions, which in calendar year 2011 may be up to an additional $5,500 above the statutory limit. The plan permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. In fiscal year 2010, we did not make any discretionary or matching contributions on behalf of our named executive officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Person Transactions

        All future transactions, if any, between us and our officers, directors and principal stockholders and their affiliates, as well as any transactions between us and any entity with which our officers, directors or principal stockholders are affiliated will be reviewed and approved or ratified in accordance with policies and procedures that our board of directors intends to adopt effective upon the completion of this offering. Such policies and procedures will require that related person transactions be approved by the audit committee or our board of directors or otherwise in accordance with the then applicable SEC, NYSE or Nasdaq rules and regulations governing the approval of such transactions. These policies and procedures have not been and will not be applied to the transactions described below.

Related Person Transactions

        Since January 1, 2008, we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed $120,000 and in which any current or former director, executive officer, holder of more than five percent of our capital stock, any member of the immediate family of or any entities affiliated with any of the foregoing persons or entities affiliated with them, had or will have a direct or indirect material interest, other than as described above under the heading "Executive Compensation" and in the transactions described below.

  Securities Issued to Insiders

        On June 5, 2008, June 17, 2008, and August 1, 2008 we collectively issued and sold an aggregate principal amount of $2,050,000 of subordinated convertible promissory notes that accrued interest at a rate of eight percent per annum. As described below, on October 31, 2008, all outstanding principal and interest, equal to an aggregate amount of $2,117,003, converted into shares of our Series C preferred stock. The table below summarizes purchases of these convertible promissory notes by our directors, executive officers, holders of more than five percent of any class of our voting securities, and any member of the immediate family of or any entities affiliated with any of the foregoing persons.

Purchasers	Principal Amount of Notes
Entities affiliated with Kennet II L.P.(1)	$1,193,798
Entities affiliated with IVS Fund II K/S(2)	457,364
Entities affiliated with EDF Ventures III, Limited Partnership(3)	348,837

(1)
Consists of $1,188,472 principal amount purchased by Kennet II L.P. and $5,326 principal amount purchased by King Street Partners L.P.   Javier Rojas is a managing director of Kennet Partners LLC, and is a member of our board of directors. Kennet Capital Management (Jersey) LTD. is the manager of each of Kennet II L.P. and King Street Partners L.P.

(2)
Consists of $304,909 principal amount purchased by IVS Fund II K/S and $152,455 principal amount purchased by IVS A/S.

(3)
Consists of $313,954 principal amount purchased by EDF Ventures III, Limited Partnership and $34,883 principal amount purchased by EDF Ventures III Sidecar, Limited Partnership.

        On October 31, 2008, we issued and sold an aggregate of 8,770,525 shares of our Series C preferred stock at a per share price of approximately $2.1194 with respect to shares purchased for cash and a per share price of approximately $1.6955 with respect to shares issued upon conversion of outstanding debt, for aggregate consideration of approximately $18.1 million (approximately $2.1 million via conversion of debt and $16.0 million in cash). The table below summarizes purchases of shares of our Series C preferred stock by our directors, executive officers, holders of more than five percent of any class of our voting securities, and any member of the immediate family of or any entities affiliated with any of the foregoing persons. In connection with these sales, we granted the purchasers certain registration rights with respect to their securities. See "Description of Capital Stock—Registration Rights." Each outstanding share of our Series C preferred stock will be converted automatically into one share of our common stock immediately prior to the completion of this offering.

Purchasers	Shares of Series C Preferred Stock	Aggregate Purchase Price(1)
VantagePoint Venture Partners 2006(Q), L.P.(2)	7,524,888	$15,948,248
Entities affiliated with IVS Fund II K/S(3)	277,908	471,198
Entities affiliated with Kennet II L.P.(4)	725,385	1,229,906
Entities affiliated with EDF Ventures III, Limited Partnership(5)	211,963	359,388

(1)
Payment via cash and conversion of outstanding debt at a 20 percent discount to the cash purchase price.

(2)
William J. Harding is a member of VantagePoint Venture Associates 2006, LLC, the general partner of VantagePoint Venture Partners 2006(Q), L.P., and is a member of our board of directors.

(3)
Consists of 92,636 shares purchased by IVS A/S and 185,272 shares purchased by IVS Fund II K/S.

(4)
Consists of 722,149 shares purchased by Kennet II L.P. and 3,236 shares purchased King Street Partners L.P. Javier Rojas is a managing director of Kennet Partners LLC, and is a member of our board of directors. Kennet Capital Management (Jersey) LTD. is the manager of each of Kennet II L.P. and King Street Partners L.P.

(5)
Consists of 190,767 shares purchased by EDF Ventures III, Limited Partnership and 21,196 shares purchased EDF Ventures III Sidecar, Limited Partnership.

  Stockholder Agreement

        We have entered into a Stockholder Agreement with VantagePoint Venture Partners 2006(Q), L.P., or VantagePoint, and Kennet II L.P., or KII, pursuant to which, subject to maintaining specified stock ownership levels, they each have a right to designate a director and to approve certain specified transactions unless such transactions are approved by our stockholders. For a description of the terms of the Stockholder Agreement, see "Description of Capital Stock—Stockholder Agreement."

  Amended and Restated Registration Rights Agreement

        We have entered into a registration rights agreement with the purchasers of our outstanding convertible preferred stock, including entities with which certain of our directors are affiliated, and certain holders of our outstanding common stock, including certain of our executive officers. As of September 30, 2011, the holders of up to 30,258,126 shares of our common stock, including the common stock issuable upon the conversion of our preferred stock and upon the exercise of warrants, are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a description of these registration rights and other registration rights held by certain holders of our common stock, see "Description of Capital Stock—Registration Rights."

  Indemnification Agreements

        We have entered into, or will enter into, an indemnification agreement with each of our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. See "Description of Capital Stock—Limitations of Director Liability and Indemnification of Directors, Officers, and Employees."

  Offer Letters

        We have entered into employment agreements and proprietary information and inventions agreements with our executive officers. For more information regarding these agreements, see "Executive Compensation—Executive Employment Agreements."

  Indebtedness of Management

        In June 2006, we issued an aggregate of 384,660 shares of our common stock to Fawzi Common Stock, Inc., an entity affiliated with Frank Fawzi, our chief executive officer and chairman, in exchange for a promissory note in the original principal amount of $932,493. Interest on the note originally accrued at a rate of 5.06 percent per annum, and the note had an initial maturity date of the earlier of (i) June 30, 2011 or (ii) the day immediately prior to a public offering. The note was a non-recourse note and was secured by a pledge of the 384,660 shares of common stock. In May 2007, in accordance with its terms, the note was amended to reduce the principal to $788,058 to reflect a reduction in the value of the shares of common stock following a reduction in the conversion price of our Series B preferred stock. In December 2010, the note was amended in order to change the interest rate to 0.32 percent per annum and to change the maturity date to the earlier of (i) June 30, 2012 or (ii) the day immediately prior to a public offering. The largest aggregate amount of indebtedness outstanding pursuant to the note was $983,771, which represented the full amount of principal and accrued interest outstanding at May 4, 2011, the date the note was repaid in full.

  Recent Stock Sales

        On May 4, 2011 and June 29, 2011, certain of our executive officers or their affiliates sold an aggregate of 363,637 shares and 173,499 shares, respectively, of our common stock to an institutional investor. The institutional investor was not previously a company stockholder or an affiliate of a company stockholder. All transactions were completed at a price per share of $11.00. Discussions with the institutional investor originally arose due to the need for certain indebtedness of management to the Company to be re-paid prior to the initial filing of the Registration Statement of which this prospectus is part. The initial transaction for Fawzi Common Stock, Inc., an entity affiliated with Frank Fawzi, our chief executive officer and chairman, allowed Fawzi Common Stock, Inc. to satisfy the indebtedness owed by Fawzi Common Stock, Inc. to us in an amount equal to $983,737, and tax liability associated with gains on the sale of such shares. Mr. Simone, our chief financial officer, and Mr. Haba, our chief visionary officer and director, decided to join Fawzi Common Stock, Inc. in selling shares to the institutional investor in the initial transaction. Subsequently, these and other members of management participated in a second transaction. In light of ongoing market volatility, at the time of such sales the sellers did not know when or if this offering would be completed, what the price range would be or whether they would be allowed to sell any shares as part of the offering. They also understood that even if the offering were successfully completed, as a result of lock-up agreements, federal securities law restrictions and other factors, their ability to sell shares after the offering might be restricted for an indefinite period. As a result, they entered into the transactions with the same institutional investor.

        The number of shares sold on each date and the percent of the number of shares beneficially owned by each seller as of such date are set forth in the table below:

	Date of Sale	Shares Sold	Percent of Shares Beneficially Owned	Aggregate Original Purchase Price	Aggregate Sale Price
Fawzi Common Stock, Inc.	May 4, 2011	140,118	6.2	$339,643	$1,541,309
	June 29, 2011	45,414	2.0	$110,084	$499,565
Andre Simone	May 4, 2011	23,572	2.4	$6,600	$259,303
	June 29, 2011	24,470	2.5	$6,851	$269,165
Haydar Haba	May 4, 2011	40,842	2.0	$6,535	$449,268
	June 29, 2011	62,420	3.1	$43,355	$686,615
John Belanger	June 29, 2011	4,688	1.2	$1,313	$51,563
Margaret Norton	June 29, 2011	2,738	1.3	$3,614	$30,118
Shaun Andrews	June 29, 2011	1,565	2.5	$5,323	$17,221

The institutional investor that purchased such shares of common stock has entered into a lock-up agreement with the underwriters, and the shares of common stock that were purchased are subject to the restrictions contained in such lock-up agreement, which are described elsewhere in this prospectus. See "Underwriting."

 PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information known to us regarding the beneficial ownership of our common stock as of September 30, 2011 for:

  •
  each person, or group of affiliated persons, known to us to beneficially own more than five percent of our common stock;

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our directors and executive officers as a group; and

  •
  each of the selling stockholders.

        The information in the following table has been presented in accordance with the rules of the SEC. Under the SEC's rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days following September 30, 2011 through the exercise of any stock option, warrant or other right. Except as otherwise noted, unvested options granted under our 2003 Stock Plan are not immediately exercisable and therefore are not considered beneficially owned by their holder. If two or more persons share voting power or investment power with respect to specific securities, each such person is deemed to be the beneficial owner of such securities. Except as we otherwise indicate below and subject to applicable community property laws, we believe that the beneficial owners of the common stock listed below, based on information they have furnished to us, have sole voting and investment power with respect to the shares shown. Unless otherwise noted below, the address for each holder listed below is c/o IntelePeer, Inc., 2855 Campus Drive, Suite 200, San Mateo, CA 94403.

        For purposes of calculating beneficial ownership, we have assumed that:

  •
  as of September 30, 2011, 26,842,244 shares of common stock were outstanding, assuming the conversion of all of our outstanding convertible preferred stock, which will occur immediately prior to the completion of this offering; and

  •
  we will issue                        shares of common stock in the offering (assuming the underwriters do not exercise their over-allotment option).

        Because the selling stockholders may offer all or a portion of the shares at any time and from time to time after the date hereof, no estimate can be made of the number of shares that each selling stockholder may retain upon completing the offering. Assuming all of the shares offered hereunder are sold by the selling stockholders, after completing the offering, none of the selling stockholders will own more than one percent of the shares of common stock outstanding except as noted below. Beneficial ownership after the offering will depend on the number of shares sold by each selling stockholder.

	Number of Shares Beneficially Owned			Percent Beneficially Owned
						Total Shares Offered if Over- Allotment is Exercised
Name and Address of Beneficial Owner	Before Offering	After Offering	Number of Shares Offered	Before Offering	After Offering
5% Stockholders:
VantagePoint Venture Partners 2006(Q), L.P.(1)	7,524,888			28.0%
Entities affiliated with Kennet II L.P.(2)	7,524,886			28.0%
Entities affiliated with IVS Fund II K/S(3)	2,882,909			10.7%
Entities affiliated with EDF Ventures III, Limited Partnership(4)	2,198,828			8.2%
Frank M. Fawzi(5)	2,204,979			7.7%
Haydar Haba(6)	1,865,484			6.8%
Directors and Executive Officers:
Frank M. Fawzi(5)	2,204,979			7.7%
Shaun Andrews(7)	92,185			*
John Belanger(8)	218,320			*
Phillip Bronsdon(9)	385,895			1.4%
Haydar Haba(6)	1,865,484			6.8%
Margaret Norton(10)	281,474			1.0%
Andre Simone(11)	1,033,525			3.7%
William J. Harding	—			*
Lawrence Irving	—			—
Keith Olsen	—			—
Javier Rojas	—			—
Raymond Smets	—			—
All Directors and Executive Officers as a Group (12 persons)(12)	6,081,863			19.5%
Additional Selling Stockholders:

*
Represents beneficial ownership of less than one percent.

(1)
The General Partner of VantagePoint Venture Partners 2006(Q), L.P. is VantagePoint Venture Associates 2006, LLC. Due to his authority as a Managing Member of VantagePoint Venture Associates 2006, LLC, Alan E. Salzman may be deemed to have beneficial ownership over shares held by VantagePoint Venture Partners 2006(Q), L.P. Mr. Salzman disclaims beneficial ownership except to the extent of his pecuniary interest in those shares. The address for each VantagePoint entity and for Mr. Salzman is 1001 Bayhill Drive, Suite 300, San Bruno, CA 94066.

(2)
Includes 7,491,316 shares held by Kennet II L.P., or KII; and 33,570 shares held by King Street Partners L.P., or KSP. Pursuant to a management agreement, Kennet Capital Management (Jersey) Limited, or KCMJL, has sole voting and investment power over the shares held by KII and KSP. KCMJL is a wholly owned subsidiary of Kennet Partners LLP. The board of directors of KCMJL consists of Michael Harrop, David King and Jane Stammers, who share such voting and investment power. KCMJL has appointed Javier Rojas, an affiliate of Kennet Partners LLP and a limited partner of KSP, as its representative to the Company's board of directors. Each of Michael Harrop, Jane Stammers, David King and Javier Rojas disclaim beneficial ownership except to the extent of his or her pecuniary interest in these shares. The address of KCMJL is 47 Esplanade, St. Helier, Jersey JE1 0BD Channel Islands.

(3)
Includes (i) 1,921,939 shares held by IVS Fund II K/S and (ii) 960,970 shares held by IVS A/S. The Board of Directors of IVS A/S has sole voting power over the shares held by IVS Fund II K/S and IVS A/S. The board of directors of IVS A/S consists of Lars Bruhn, Peter Aagaard, Soren Fogtdal, Preben Mejer, and Frank Ewald, who share such voting and investment power. Each of Lars Bruhn, Peter Aagaard, Soren Fogtdal, Preben Mejer, and Frank Ewald disclaim beneficial ownership except to the extent of his or her pecuniary interest in these shares.

(4)
Includes (i) 1,978,948 shares held by EDF Ventures III, Limited Partnership and (ii) 219,880 shares held by EDF Ventures III Sidecar, Limited Partnership. The general partner of EDF Ventures III, Limited Partnership is Enterprise Ventures III, Limited Partnership of which the general partner is EDM III, Inc. The general partner of EDF Ventures III Sidecar, Limited Partnership is Enterprise Ventures III Sidecar, Limited Partnership of which the general partner is EDM III Sidecar, Inc. Mary Campbell and Mike Devries collectively own all of the outstanding equity interests of each of EDM III, Inc. and EDM III Sidecar, Inc. and collectively have ultimate voting power over the Company's shares held by EDF Ventures III, Limited Partnership and EDF Ventures III Sidecar, Limited Partnership. Each of Mary Campbell and Mike Devries disclaim beneficial ownership except to the extent of his or her pecuniary interest in these shares.

(5)
Includes (i) 199,125 shares held by Fawzi Common Stock, Inc., (ii) 1,644,908 shares issuable upon exercise of options exercisable within 60 days following September 30, 2011, and (iii) 123,210 shares issuable upon exercise of options which shall become exercisable upon the closing of our initial public offering. Frank Fawzi has sole control over the shares held by Fawzi Common Stock, Inc.

(6)
Includes (i) 314,312 shares issuable upon exercise of options which are exercisable within 60 days following September 30, 2011 and (ii) 1,078,104 shares held by UIS LLC of which Mr. Haba is the managing member. Includes 229,649 of Mr. Haba's options which shall become exercisable in the event the fair market value of our common stock exceeds $14.748 per share following the completion of our initial public offering, subject to his continuous service to the Company.

(7)
Represents 92,185 shares issuable upon options exercisable within 60 days following September 30, 2011.

(8)
Represents 218,320 shares issuable upon options exercisable within 60 days following September 30, 2011.

(9)
Represents 385,895 shares issuable upon options exercisable within 60 days following September 30, 2011.

(10)
Represents 281,474 shares issuable upon options exercisable within 60 days following September 30, 2011.

(11)
Includes 989,452 shares issuable upon options exercisable within 60 days following September 30, 2011.

(12)
See note (5) through (11). Includes (i) 3,768,427 shares issuable pursuant to options exercisable within 60 days following September 30, 2011, (ii) 123,210 shares issuable pursuant to options exercisable upon the consummation of our initial public offering and (iii) 229,649 shares which shall become exercisable in the event the fair market value of our common stock exceeds $14.478 per share following the completion of our initial public offering, subject to Mr. Haba's continuous service to the Company.

DESCRIPTION OF CAPITAL STOCK

General

        Upon completion of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.0001 par value per share.

        The following description of the material provisions of our capital stock and our charter and bylaws is only a summary, does not purport to be complete and is qualified by applicable law and the full provisions of our charter and bylaws. You should refer to our charter and bylaws as in effect upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        As of September 30, 2011, there were 26,842,244 shares of our common stock outstanding and held of record by 58 stockholders. The foregoing assumes the automatic conversion of all of our outstanding convertible preferred stock into shares of our common stock, which will occur immediately prior to the completion of this offering. All of the outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

        Voting Rights.    Holders of common stock are entitled to one vote per share on any matter to be voted upon by stockholders. All shares of common stock rank equally as to voting and all other matters. The shares of common stock have no preemptive or conversion rights, no redemption or sinking fund provisions, are not liable for further call or assessment and are not entitled to cumulative voting rights.

        Dividend Rights.    For as long as such stock is outstanding, the holders of common stock are entitled to receive ratably any dividends when and as declared from time to time by our board of directors out of funds legally available for dividends. We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on the common stock in the foreseeable future.

        Liquidation Rights.    Upon a liquidation or dissolution of our company, whether voluntary or involuntary, creditors will be paid before any distribution to holders of our common stock. After such distribution, and subject to the liquidation preferences of any outstanding preferred stock, holders of common stock are entitled to receive a pro rata distribution per share of any excess amount.

Preferred Stock

        Immediately prior to the completion of this offering, and assuming there are no exercises of outstanding warrants after September 30, 2011, all outstanding shares of our preferred stock will be automatically converted into an aggregate of 21,569,923 shares of common stock provided that the aggregate offering price of the shares offered in this offering equals or exceeds $50,000,000 and the per share offering price is at least $6.3582.

        Undesignated Preferred Stock.    Under our charter, as it will be amended and restated effective upon the completion of this offering, our board of directors has authority to issue undesignated preferred stock without stockholder approval. Our board of directors may also determine or alter for each class of preferred stock the voting powers, designations, preferences, and special rights, qualifications, limitations, or restrictions as permitted by law. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. Issuing preferred stock provides flexibility in connection with possible acquisitions and other corporate purposes, but could also, among other things, have the effect of delaying, deferring or preventing a change of control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock.

Warrants

        Immediately following the completion of this offering, there will be outstanding and held of record by ten holders warrants to purchase 1,057,603 shares of our common stock, assuming no voluntary exercise of any of these warrants prior to the completion of this offering. This total includes warrants to purchase 649,407 shares of our preferred stock that will convert into warrants to purchase the same number of shares of our common stock upon the conversion of our preferred stock into common stock as a result of the offering. The warrants that will remain outstanding following the completion of this offering have a weighted average exercise price of $1.67 per share and have termination dates that range from October 4, 2011 to July 1, 2021.

Stockholder Agreement

        In August 2011, we entered into a Stockholder Agreement with VantagePoint Venture Partners 2006(Q), L.P., or VantagePoint, and Kennet II L.P., or KII, pursuant to which we agreed to the following:

(i)    so long as each of VantagePoint and KII continue to own not less than 50% of the number of our shares that they owned prior to this offering, they will each have the right to designate one person for election to our Board of Directors and for such person to be a member of all committees of our Board of Directors other than our Audit Committee;

(ii)    so long as each of VantagePoint and KII have a right to designate a director and both collectively beneficially own shares representing 35% or more of the voting power of our shares, we will not, without the approval of all directors designated by VantagePoint and KII then in office or our stockholders,

  •
  issue any new class or series of equity security (in one or more steps) having economic rights senior to our common stock or having voting rights other than those granted to our common stock generally (other than issuances that would not dilute the percentage interest in our common stock of any stockholder or otherwise adversely affect the rights of VantagePoint or KII, including the issuance of a new class of shares for a stockholder rights plan);

  •
  issue new securities (including any security or other right convertible into or exercisable for any equity security) in one or a series of related transactions which dilute our outstanding common stock by more than 20%; provided that the foregoing shall not apply to the issuance of new securities to the owners of a business in connection with our acquisition of that business or its assets; or

  •
  change the advance notice provision in our bylaws for stockholder proposals or director nominations, or delay our annual meeting by more than 90 days from the date originally set by our Board of Directors; and

(iii)    so long as VantagePoint or KII continue to have a right to designate a person to our Board of Directors, we will not change the authorized directors to a size above eight or below six, change the class of directors of a designated director and we will not amend our charter documents if such amendment would impair their rights.

Each of these rights terminates on the later of three years following the date of this offering or our third annual meeting of stockholders following this offering. In consideration of this agreement, VantagePoint and KII agreed to approve our proposed form of charter documents which will be in effect upon completion of this offering and to waive certain registration rights relating to this offering.

Registration Rights

        Immediately prior to this offering all outstanding shares of our preferred stock will be converted into shares of our common stock and all outstanding warrants to purchase shares of our preferred stock will become exercisable for shares of our common stock. After the completion of this offering, certain holders of our common stock and warrants exercisable for our common stock, assuming exercise of such warrants, will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Registration Rights Agreement, dated as of October 31, 2008, as amended by Amendment No. 1 thereto, dated April 15, 2009, and Amendment No. 2 thereto, dated May 5, 2010, or the Registration Rights Agreement, and are described in additional detail below.

        In connection with this offering, each securityholder that has registration rights has entered into lock-up agreements or is otherwise subject to contractual restrictions pursuant to which they have agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of at least 180 days after the date of this prospectus, which is subject to extension in some circumstances, as described under the heading "Underwriting."

  Registration Rights Agreement

        The registration rights provided for in the Registration Rights Agreement, will expire seven years following the completion of this offering, or, with respect to any particular securityholder, when such securityholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act or a similar exemption during any 90-day period. Subject to certain conditions, we will pay the registration expenses of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include in the offering.

        Demand Registration Rights.    After the completion of this offering, the holders of an aggregate of 23,623,951 shares of our common stock will be entitled to certain demand registration rights. Any time after October 1, 2011, the holders of at least a majority of these shares can, on not more than two occasions, request that we register all or a portion of their shares. The request for registration must cover at least that number of shares with an anticipated aggregate offering price, of at least $50,000,000. If in the good faith judgment of our board of directors, we determine that it would be seriously detrimental to us and to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any one-year period, for a period of up to 120 days.

        Piggyback Registration Rights.    In connection with this offering, the holders of an aggregate of 30,258,126 shares of our common stock were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. Following the date of this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other securityholders, the holders of these shares will be entitled to certain "piggyback" registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to a company stock plan, the exchange of securities in certain corporate reorganizations or certain other transactions, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

        S-3 Registration Rights.    After the completion of this offering, the holders of an aggregate of 23,623,951 shares of our common stock may make a written request that we register their shares on Form S-3. We are obligated to effect such registration on Form S-3 if we are eligible to file a registration statement on Form S-3, the request is made by the holders of not less than 30 percent of the registrable securities then outstanding, and the request covers at least that number of shares with an anticipated aggregate offering price of at least $1,000,000. These holders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 if in the good faith judgment of our board of directors, we determine that it would be seriously detrimental to us and to our stockholders to effect such a Form S-3 registration, in which case we have the right to defer such registration for not more than 120 days from the date of request, provided that we have not utilized this right more than twice in any 12-month period.

Anti-Takeover Matters

  Certificate of Incorporation and Bylaw Provisions

        Our amended and restated certificate of incorporation and bylaws to be in effect upon the closing of this offering will include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. They are intended to enhance our long-term value to our stockholders by increasing the likelihood of continued stability in the composition of our board of directors and its policies and discouraging certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. These provisions include the items described below.

        Board Composition and Filling Vacancies.    Our board of directors shall be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. In addition, because our stockholders will not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated bylaws will provide that directors may be removed only for cause by the affirmative vote of the holders of a majority of the voting power of all the outstanding shares of capital stock entitled to vote generally in the election of directors voting together as a single class. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board of directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

        No Written Consent of Stockholders.    Our amended and restated certificate of incorporation will provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

        Meetings of Stockholders.    Our amended and restated bylaws will provide that only our board of directors, the chairman of the board, the chief executive officer or the president may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

        Advance Notice Requirements.    Our amended and restated bylaws will establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the amended and restated bylaws.

        Amendment to Bylaws and Certificate of Incorporation.    As required by the Delaware General Corporation Law, or DGCL, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors and, if required by law or our certificate of incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to management of our business, stockholder action, directors, limitation of liability and the amendment of our bylaws and certificate of incorporation must be approved by no less than 66 2/3 percent of the voting power of all of the shares of capital stock issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class. Our bylaws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least 66 2/3 percent of the voting power of all of the shares of capital stock issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class.

        Blank Check Preferred Stock.    Our amended and restated certificate of incorporation will provide for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our company or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring, or preventing a change of control of us.

Limitations of Director Liability and Indemnification of Directors, Officers and Employees

        As permitted by the DGCL, provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the closing of this offering will limit or substantially eliminate the personal liability of our directors. Consequently, directors will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

  •
  any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies, such as an injunction or rescission.

        In addition, our amended and restated bylaws will provide that:

  •
  we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the DGCL, subject to limited exceptions, including an exception for indemnification in connection with a proceeding (or counterclaim) initiated by such persons; and

  •
  we will advance expenses, including attorneys' fees, to our directors and, in the discretion of our board of directors, certain officers and employees, in connection with legal proceedings, subject to limited exceptions.

        We have entered into indemnification agreements with each of our executive officers and directors. These agreements provide that, subject to limited exceptions and among other things, we will indemnify each of our executive officers and directors to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which a right to indemnification is available.

        We also intend to maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers, or persons who control us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance policy are necessary to attract and retain talented and experienced directors and officers.

        At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Exchange Listing

        Before the date of this prospectus, there has been no public market for our common stock. We have applied to have our common stock approved for listing on the Nasdaq Global Market, subject to notice of issuance, under the symbol "PEER."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to our initial public offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

        Upon the closing of this offering, and assuming that there are no exercises of outstanding options or warrants after September 30, 2011 and assuming the underwriters do not exercise their over-allotment option, we will have outstanding an aggregate of approximately                        shares of common stock. Of these shares,                        shares of common stock to be sold in this offering, plus an additional                        shares if the underwriters exercise their over-allotment option in full, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act.

        The remaining                        shares of our common stock outstanding after this offering are restricted securities, as such term is defined in Rule 144 under the Securities Act. These shares were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act, each of which is discussed below. In addition, the holders of substantially all of our currently outstanding shares of our common stock are subject to lock-up agreements or other contractual restrictions under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of at least 180 days after the date of this prospectus, which is subject to extension in some circumstances, as discussed under the heading "Underwriting."

        As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701, the shares of our common stock (excluding the shares to be sold in this offering) will be available for sale in the public market as follows:

  •
  substantially all of such shares will be subject to lock-up agreements and will not be eligible for immediate sale upon the completion of this offering; and

  •
  all of such shares will be eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements 180 days after the date of this offering, subject to any extension of the lock-up period under circumstances described under the heading "Underwriting," and provided that certain shares held by affiliates will be subject to volume limitations and other requirements of Rule 144 described below.

Rule 144

        In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate, has not been our affiliate for the previous three months, and who has beneficially owned shares of our common stock for at least six months, may sell all such shares. An affiliate or a person who has been our affiliate within the previous 90 days, and who has beneficially owned shares of our common stock for at least six months, may sell within any three-month period a number of shares that does not exceed the greater of:

  •
  one percent of the number of shares of our common stock then outstanding, which will equal approximately                                     shares immediately after this offering, assuming no exercise of the underwriters' over-allotment option and based upon the number of shares of our common stock outstanding as of September 30, 2011; or

  •
  the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale, and subject to the lock-up agreements described below. Sales under Rule 144 by affiliates or persons who have been affiliates within the previous 90 days are also subject to manner of sale provisions and notice requirements.

Rule 701

        In general, under Rule 701 as currently in effect, any of our employees, directors, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up agreements described below, be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration Rights

        Upon completion of this offering, the holders of                                    shares of our common stock outstanding and/or issued upon the automatic conversion of our preferred stock upon the closing of our initial public offering, and the holders of                                    shares of our common stock issuable upon exercise of outstanding warrants will be entitled to various rights with respect to the registration of these shares under the Securities Act. Subject to the lock-up agreements described below, registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement for such shares, subject to restrictions imposed on shares held by affiliates. See "Description of Capital Stock—Registration Rights" for additional information.

Registration Statement on Form S-8

        We intend to file one or more registration statements on Form S-8 under the Securities Act covering up to                                     shares of common stock reserved for issuance under our Amended and Restated 2003 Stock Option and Restricted Stock Plan, our 2011 Equity Plan and for options granted outside of our stock plans. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, after expiration of lock-up agreements 180 days after the date of this offering, subject to any extension of the lock-up period under circumstances described under the heading "Underwriting," shares registered under such registration statements will be available for sale in the public market, unless such shares are subject to vesting restrictions with us and requirements that apply to affiliates under Rule 144 described above.

Lock-up Agreements

        For a description of the lock-up agreements with the underwriters that restrict sales of shares by us, our officers and directors, all of the selling stockholders and substantially all of our other securityholders, see the information under the heading "Underwriting."

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX
CONSEQUENCES FOR NON-U.S. HOLDERS OF COMMON STOCK

        The following is a discussion of the material U.S. federal income and estate tax consequences to non-U.S. holders with respect to their ownership and disposition of our common stock issued pursuant to this offering. In general, a "non-U.S. holder" is any beneficial owner of our common stock who is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or any other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust, if (i) a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person in effect.

        Generally, an individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, such individual would count all of the days in which the individual was present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were citizens of the United States.

        This discussion is based on current provisions of the Internal Revenue Code, U.S. Treasury Regulations promulgated under the Internal Revenue Code, judicial opinions, published positions of the Internal Revenue Service, or IRS, and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position or that any such contrary position would not be sustained by a court. This discussion assumes that the non-U.S. holder will hold our common stock as a capital asset (generally property held for investment).

        This discussion does not address all aspects of U.S. federal income and estate taxation or any aspects of state, local, or non-U.S. taxation, nor does it consider any specific facts or circumstances that may apply to particular non-U.S. holders that may be subject to special treatment under the U.S. federal income tax laws, such as:

  •
  insurance companies;

  •
  tax-exempt organizations;

  •
  financial institutions;

  •
  regulated investment companies;

  •
  tax-qualified retirement plans;

  •
  brokers or dealers in securities;

  •
  investors that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

  •
  controlled foreign corporations;

  •
  passive foreign investment companies; and

  •
  U.S. expatriates.

        If a partnership or any other entity taxed as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the treatment of a partner in the partnership or other entity taxed as a partnership will generally depend upon the status of the equity owner of such partnership or entity taxed as a partnership and the activities of the partnership or other entity taxed as a partnership. Accordingly, partnerships and entities taxed as a partnership that hold our common stock and owners in such partnerships or other entities taxed as a partnership are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of acquiring, owning or disposing of our common stock.

        PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF SHARES OF OUR COMMON STOCK, AS WELL AS THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, OWNING AND DISPOSING OF SHARES OF COMMON STOCK.

Dividends

        As described above under the heading "Dividend Policy," we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce the recipient's adjusted tax basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under the heading "Gain on Sale or Other Disposition of Common Stock."

        Dividends paid to a non-U.S. holder will be subject to U.S. federal withholding tax at a rate equal to 30 percent of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment maintained by the non-U.S. holder). Under applicable Treasury Regulations, a non-U.S. holder will be required to satisfy certain certification requirements, generally on IRS Form W-8BEN (or applicable successor form), directly or through an intermediary, in order to claim a reduced rate of withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount prescribed by an applicable income tax treaty, a refund of the excess amount may be obtained by timely filing an appropriate claim for refund with the IRS.

        Dividends that are effectively connected with such a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment maintained by the recipient) will not be subject to U.S. withholding tax if the non-U.S. holder files the required forms, usually an IRS Form W-8ECI (or applicable successor form), with the payor of the dividend, but instead will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. A corporate non-U.S. holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30 percent, or a lower rate prescribed by an applicable income tax treaty, with respect to effectively connected dividends.

Gain on Sale or Other Disposition of Common Stock

        A non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the non-U.S. holder's shares of common stock unless:

  •
  the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment or a fixed base maintained by the non-U.S. holder), in which case the non-U.S. holder generally will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates and, if the non-U.S. holder is a corporation, the branch profits tax may apply, at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty;

  •
  the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the non-U.S. holder will be required to pay a flat 30 percent tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder's country of residence) on the net gain derived from the disposition, which tax may be offset by U.S. source capital losses, if any, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation," or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period for our common stock.

        We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively held more than five percent of our common stock at any time during the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period for our common stock. We expect our common stock to be regularly traded on an established securities market, although we cannot guarantee that it will be so traded.

Information Reporting and Backup Withholding

        We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock, the name and address of the recipient and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Dividend payments made to a non-U.S. holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28 percent, unless a non-U.S. holder certifies as to its foreign status, which certification may be made on IRS Form W-8BEN. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

        Proceeds from the disposition of common stock by a non-U.S. holder effected by or through a U.S. office of a broker will be subject to information reporting and backup withholding, currently at a rate of 28 percent of the gross proceeds, unless the non-U.S. holder certifies to the payor under penalties of perjury as to, among other things, its address and status as a non-U.S. holder or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United States by or through a non-U.S. office of a broker. However, if the broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person who derives 50 percent or more of its gross income for specified periods from the conduct of a U.S. trade or business, a specified U.S. branch of a foreign bank or insurance company or a foreign partnership with certain connections to the United States, information reporting but not backup withholding will apply unless the broker has documentary evidence in its files that the holder is a non-U.S. holder and other conditions are met; or the holder otherwise establishes an exemption.

        Backup withholding is not an additional tax. Rather, the amount of tax withheld is applied to the U.S. federal income tax liability of persons subject to backup withholding. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained, provided the required documents are timely filed with the IRS.

Recent Legislation Relating to Foreign Accounts

        Recently enacted legislation generally will impose a U.S. federal withholding tax of 30 percent on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a "foreign financial institution" (as specifically defined for this purpose) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also will generally impose a U.S. federal withholding tax of 30 percent on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Holders are encouraged to consult with their own tax advisors regarding the possible implications of the legislation on their investment in our common stock.

Estate Tax

        Our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

        We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Barclays Capital Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
Barclays Capital Inc.
RBC Capital Markets, LLC
William Blair & Company, L.L.C.

Total

        The underwriters are committed to purchase all the shares of common stock offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

        The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $            per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of five percent of the shares of common stock offered in this offering.

        The underwriters have an option to buy up to                        additional shares of common stock from us and the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

        The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $            per share.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Total
	Per share	Without over-allotment exercise	With full over-allotment exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

        We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

        A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

        We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing equity incentive plans. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        Our directors and executive officers, and certain of our significant stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock

(including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

        We have applied to have our common stock approved for listing on the Nasdaq Global Market under the symbol "PEER."

        In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

        These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock, and, as a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

  •
  the information set forth in this prospectus and otherwise available to the representatives;

  •
  our prospects and the history and prospects for the industry in which we compete;

  •
  an assessment of our management;

  •
  our prospects for future earnings;

  •
  the general condition of the securities markets at the time of this offering;

  •
  the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

  •
  other factors deemed relevant by the underwriters and us.

        Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of common stock, or that the shares will trade in the public market at or above the initial public offering price.

        Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

        This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the European Union Prospectus Directive, or the EU Prospectus Directive is implemented in that Relevant Member State, or Relevant Implementation Date, an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

  •
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

 LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus and other legal matters will be passed upon for us by DLA Piper LLP (US), East Palo Alto, California. Goodwin Procter LLP, Menlo Park, California, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

        The financial statements as of December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 included in this prospectus and in the registration statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act for the registration of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information that is in the registration statement and its exhibits and schedules. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the SEC. Statements in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement. You may read and copy the registration statement, including exhibits and schedules filed with it, and reports or other information we may file with the SEC at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, the registration statement and other public filings can be obtained from the SEC's Internet site at www.sec.gov.

        Upon completion of this offering, we will become subject to information and periodic reporting requirements of the Exchange Act and we will file annual, quarterly and current reports, proxy statements, and other information with the SEC. We also maintain a website at www.intelepeer.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The inclusion of our website address in this prospectus does not include or incorporate by reference the information contained in, or that can be accessed through, our website into this prospectus.

INTELEPEER, INC.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
IntelePeer, Inc.
San Mateo, California

        We have audited the accompanying balance sheets of IntelePeer, Inc. as of December 31, 2009 and 2010 and the related statements of operations, redeemable convertible preferred stock and stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IntelePeer, Inc. at December 31, 2009 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

San Francisco, California
May 9, 2011, except as to the fourth and fifth paragraphs of Note 14, which are as of December 14, 2011

INTELEPEER, INC.

BALANCE SHEETS

(in thousands, except for share and per share amounts)

	December 31, 2009	December 31, 2010	September 30, 2011	Pro Forma Stockholders' Equity as of September 30, 2011
			(unaudited)	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,134	$9,159	$5,093
Accounts receivable, net of allowance for doubtful accounts of $89, $67 and $92 as of December 31, 2009 and 2010 and September 30, 2011 (unaudited)	9,859	12,164	21,633
Prepaid expenses and other current assets	96	287	463

Total current assets	20,089	21,610	27,189
Property and equipment, net	15,134	22,224	26,837
Intangible assets, net	558	2,049	2,912
Other assets	681	1,304	4,856

TOTAL ASSETS	$36,462	$47,187	$61,794

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
Accounts payable	$6,987	$10,630	$17,305
Accrued liabilities	3,025	4,994	6,472
Equipment loans	5,367	9,422	12,026
Revolving accounts receivable loan facility	—	—	5,500
Capital lease obligation	—	100	105

Total current liabilities	15,379	25,146	41,408
Equipment loans, non-current	6,668	8,735	8,105
Capital lease obligation, non-current	—	418	338
Warrant liabilities	2,945	12,400	7,996	$1,617

Total liabilities	24,992	46,699	57,847

Commitments and contingencies (Note 10)
Redeemable convertible preferred stock, $0.0001 par value—44,760,592 shares authorized; 20,842,696, 20,847,796, 21,569,923 and no shares issued and outstanding as of December 31, 2009 and 2010 and September 30, 2011 (unaudited) and pro forma (unaudited); liquidation preference of $36,088 and $37,153 as of December 31, 2010 and September 30, 2011 (unaudited)	33,345	33,379	40,386	$—

STOCKHOLDERS' DEFICIT:
Common stock, $0.0001 par value—80,000,000 shares authorized; 4,378,964, 4,401,189, 5,272,321 and 26,842,244 shares issued and outstanding as of December 31, 2009 and 2010, September 30, 2011 (unaudited) and pro forma (unaudited)	—	—	1	3
Additional paid-in capital	3,117	3,720	9,813	56,576
Accumulated deficit	(24,992)	(36,611)	(46,253)	(46,253)

Total stockholders' deficit	(21,875)	(32,891)	(36,439)	$10,326

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT	$36,462	$47,187	$61,794

See notes to financial statements.

INTELEPEER, INC.

STATEMENTS OF OPERATIONS

(in thousands, except for share and per share amounts)

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Revenue	$43,352	$76,194	$111,549	$80,445	$106,234
Operating expenses:
Peering partner compensation	29,824	50,232	79,108	56,890	74,927
Infrastructure costs	2,987	5,265	6,348	4,546	5,691
Operations	3,353	4,673	5,578	4,181	5,610
Research and development	2,447	3,567	4,069	3,042	4,688
Sales and marketing	4,741	6,367	7,693	5,636	10,411
General and administrative	2,177	4,568	5,547	4,177	5,927
Depreciation and amortization	1,852	2,373	3,719	2,627	3,960

Total operating expenses	47,381	77,045	112,062	81,099	111,214

Loss from operations	(4,029)	(851)	(513)	(654)	(4,980)
Interest expense, net	(1,274)	(1,488)	(2,614)	(1,842)	(2,072)
Change in fair value of warrant liabilities	163	(1,004)	(8,492)	(5,260)	(2,590)

Net loss	$(5,140)	$(3,343)	$(11,619)	$(7,756)	$(9,642)

Net loss per share of common stock, basic and diluted	$(1.17)	$(0.76)	$(2.65)	$(1.77)	$(1.98)

Shares used in computing net loss per share of common stock, basic and diluted	4,378,964	4,378,964	4,381,308	4,378,964	4,864,178

Pro forma net loss per share of common stock, basic and diluted (unaudited)			$(0.15)		$(0.27)

Shares used in computing pro forma net loss per share of common stock, basic and diluted (unaudited)			25,225,094		26,289,604

See notes to financial statements.

INTELEPEER, INC.

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS' DEFICIT

(in thousands, except for share amounts)

	Redeemable Convertible Preferred Stock
			Common Stock
					Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
BALANCE—January 1, 2008	11,614,437	$15,170	4,378,964	$—	$1,951	$(16,509)	$(14,558)
Issuance of Series B convertible preferred stock and warrants (net of issuance costs of $151 and value of warrants of $152)	457,734	372	—	—	—	—	—
Issuance of Series C convertible preferred stock (net of issuance costs of $210)	7,524,888	15,691	—	—	—	—	—
Issuance of Series C convertible preferred stock due to conversion of promissory notes	1,245,637	2,112	—	—	—	—	—
Beneficial conversion feature for convertible promissory notes	—	—	—	—	528	—	528
Stock-based compensation	—	—	—	—	319	—	319
Warrants issued for debt financing	—	—	—	—	22	—	22
Net loss	—	—	—	—	—	(5,140)	(5,140)

BALANCE—December 31, 2008	20,842,696	33,345	4,378,964	—	2,820	(21,649)	(18,829)
Stock-based compensation	—	—	—	—	297	—	297
Net loss	—	—	—	—	—	(3,343)	(3,343)

BALANCE—December 31, 2009	20,842,696	33,345	4,378,964	—	3,117	(24,992)	(21,875)
Issuance of Series B convertible preferred stock upon exercise of warrant	5,100	34	—	—	—	—	—
Stock-based compensation	—	—	—	—	564	—	564
Warrants issued for debt financing	—	—	—	—	28	—	28
Issuance of common stock upon exercise of options	—	—	20,998	—	9	—	9
Issuance of common stock upon exercise of warrants	—	—	1,227	—	2	—	2
Net loss	—	—	—	—	—	(11,619)	(11,619)

BALANCE—December 31, 2010	20,847,796	33,379	4,401,189	—	3,720	(36,611)	(32,891)
Issuance of Series B convertible preferred stock upon exercise of warrants (unaudited)	722,127	7,007	—	—	—	—	—
Stock-based compensation (unaudited)	—	—	—	—	4,246	—	4,246
Issuance of common stock upon exercise of options (unaudited)	—	—	99,804	—	91	—	91
Issuance of common stock upon exercise of warrants (unaudited)	—	—	1,227	—	2	—	2
Issuance of shares on repayment of notes receivable from shareholders (unaudited)	—	—	769,320	1	1,694	—	1,695
Issuance of common stock for services (unaudited)	—	—	781	—	11	—	11
Warrants issued for debt financing (unaudited)	—	—	—	—	49	—	49
Net loss (unaudited)	—	—	—	—	—	(9,642)	(9,642)

BALANCE—September 30, 2011 (unaudited)	21,569,923	$40,386	5,272,321	$1	$9,813	$(46,253)	$(36,439)

See notes to financial statements.

INTELEPEER, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,140)	$(3,343)	$(11,619)	$(7,756)	$(9,642)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,852	2,373	3,719	2,627	3,960
Change in fair value of warrant liabilities	(163)	1,004	8,492	5,260	2,590
Provision for doubtful accounts	129	667	74	39	58
Stock-based compensation expense	319	297	564	393	4,217
Non-cash interest expense	631	228	899	603	792
Gain on disposal of fixed assets	(62)	(19)	(34)	—	14
Common stock issued for services	—	—	—	—	11
Changes in operating assets and liabilities:
Accounts receivable	(5,995)	(2,584)	(2,379)	(4,000)	(9,527)
Prepaid expenses and other current assets	(161)	257	(191)	(147)	(176)
Other assets	(41)	(62)	(461)	(302)	(4,475)
Accounts payable	2,433	3,040	3,643	3,478	6,675
Accrued liabilities	621	1,308	1,969	1,132	1,478

Net cash provided by (used in) operating activities	(5,577)	3,166	4,676	1,327	(4,025)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(4,443)	(9,920)	(10,362)	(6,549)	(8,556)
Purchase of intangible assets	(37)	(521)	(1,491)	(1,109)	(958)
Proceeds from disposal of property and equipment	100	98	147	93	65

Net cash used in investing activities	(4,380)	(10,343)	(11,706)	(7,565)	(9,449)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	5,726	9,623	10,171	6,481	13,258
Payments on borrowings	(2,163)	(4,076)	(4,128)	(3,244)	(5,922)
Proceeds from exercise of common stock options	—	—	9	—	91
Proceeds from exercise of common stock and preferred stock warrants	—	—	3	—	14
Proceeds from the repayment of shareholder notes receivables	—	—	—	—	1,967
Issuance of Series B and C convertible preferred stock and warrants, net of issuance costs	16,215	—	—	—	—

Net cash provided by (used in) financing activities	19,778	5,547	6,055	3,237	9,408

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,821	(1,630)	(975)	(3,001)	(4,066)
CASH AND CASH EQUIVALENTS—Beginning of period	1,943	11,764	10,134	10,134	9,159

CASH AND CASH EQUIVALENTS—End of period	$11,764	$10,134	$9,159	$7,133	$5,093

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$734	$1,122	$1,732	$1,161	$1,431

NONCASH INVESTING AND FINANCING ACTIVITIES:
Issuance of common stock warrants for credit facilities	$22	$—	$28	$28	$49

Issuance of Series C convertible preferred stock warrants in connection with loans	$—	$630	$637	$637	$—

Conversion of bridge loans to Series C convertible preferred stock	$2,112	$—	$—	$—	$—

Purchase of equipment with capital lease obligation	$—	$—	$560	$560	$—

See notes to financial statements.

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS

1. Business and Summary of Significant Accounting Policies

Business

        IntelePeer, Inc. (the "Company" or "we" or "our" or "us") is a provider of on-demand, cloud-based communications services to service providers and enterprises. Our customers can leverage our proprietary Communications-as-a-Service, or CaaS, platform, which we refer to as our CloudWorx CaaS Platform, to deliver multimodal communication services, including voice, unified communications, video and other rich-media applications to communications devices with reduced cost and improved quality as compared to existing alternatives. Our CloudWorx CaaS Platform allows customers to rapidly and easily transition from legacy network infrastructures to our flexible, software-based, multimodal, IP-based solutions.

        We were incorporated in June 2003 under the laws of the State of Washington. We are the successor entity to a July 1, 2003 acquisition transaction with a limited liability company and asset purchase of the VoIP business line of another limited liability company, both of which were previously affiliated with us through common ownership. We were reincorporated under the laws of the State of Delaware in October 2006.

Basis of Presentation

        These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

        The accompanying financial statements have been prepared assuming we will continue as a going concern. We have incurred recurring operating losses since inception and have an accumulated deficit of $46.3 million, negative working capital of $14.2 million, and a total stockholders' deficit of $36.4 million as of September 30, 2011. Notwithstanding the foregoing, we have $40.4 million as of September 30, 2011 in redeemable convertible preferred stock not included in the calculation of stockholders' deficit. Additionally, our operating results in the years ended December 31, 2009 and 2010 showed improvement as compared to prior years, as reflected in higher revenue, lower operating losses and in the generation of positive cash flows from operations. Since inception, we have relied primarily on the proceeds from equity offerings and debt proceeds to finance our operations. We plan to continue to finance operations with a combination of equity issuances, debt arrangements, lines of credit and cash provided by operations. However, there can be no assurance that additional funding will be available to us on acceptable terms on a timely basis, if at all, or that we will generate sufficient cash from operations to adequately fund operating needs or ultimately achieve profitability. If we are unable to raise additional capital or generate sufficient cash from operating activities to adequately fund our operations, we will need to curtail planned activities to reduce costs. Doing so will likely have an unfavorable effect on our ability to execute on our business plan. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Reclassification

        We have reclassified certain costs in 2010 from infrastructure costs to peering partner compensation in our statement of operations to be consistent with the current period presentation. The reclassification did not impact any other periods presented and did not impact our financial position or cash flows.

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

1. Business and Summary of Significant Accounting Policies (Continued)

Segment Reporting

        Operating segments are defined as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our chief executive officer and our board of directors. We have one business activity and there are no segment managers who are held accountable for operations. Accordingly, we have a single reporting segment. All of our principal operations, revenue and decision-making functions are located in the United States.

Unaudited Interim Financial Information

        The accompanying unaudited interim balance sheet as of September 30, 2011, the statements of operations and cash flows for the nine months ended September 30, 2010 and 2011, and the statement of redeemable convertible preferred stock and stockholders' deficit for the nine months ended September 30, 2011 are unaudited. The unaudited interim financial statements have been prepared on a basis consistent with the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position as of September 30, 2011 and our results of operations and cash flows for the nine months ended September 30, 2010 and 2011. The financial data and the other financial information disclosed in these notes to the financial statements related to the nine month periods are also unaudited. The results of operations for the nine months ended September 30, 2011 are not necessarily indicative of the results to be expected for the year ending December 31, 2011 or for any other future annual or interim period.

Unaudited Pro Forma Stockholders' Equity

        The pro forma stockholders' equity as of September 30, 2011 presents our stockholders' equity as though all of our convertible preferred stock outstanding had automatically converted into 21,569,923 shares of common stock upon the completion of a qualifying initial public offering (IPO) of our common stock. In addition, the pro forma stockholders' equity assumes the reclassification of the preferred stock warrant liability to additional paid-in capital upon completion of a qualifying IPO of our common stock, as the warrants either expire upon an IPO or become common stock warrants that are not subject to remeasurement. The pro forma stockholders' equity does not give effect to any proceeds from the IPO itself.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such management estimates include allowance for doubtful accounts, reserves for disputes, fair value of common stock, stock-based compensation expense, fair value of warrants, useful lives of intangible assets and valuation of deferred tax assets. We base our estimates on historical experience and also on assumptions that we believe are reasonable, however, actual results could differ materially from those estimates.

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

1. Business and Summary of Significant Accounting Policies (Continued)

Concentrations of Credit Risk

        We maintain the majority of our cash and cash equivalents at a highly qualified financial institution. All amounts of cash exceed federally insured limits. To date we have not experienced a material loss or lack of access to our invested cash and cash equivalents. However, no assurance can be provided that access to our invested cash and cash equivalents will not be impacted by adverse economic conditions in the financial markets.

        We perform periodic credit evaluations of our customers and generally do not require collateral, and evaluate the need for maintaining an allowance for doubtful accounts.

        As of December 31, 2009, one customer individually accounted for 52% of total accounts receivable. As of December 31, 2010, three customers individually accounted for 19%, 17% and 11% of total accounts receivable. As of September 30, 2011, one customer individually accounted for 38% of total accounts receivable.

        Customers representing 10% or greater of revenues for the periods presented were as follows (in percentages):

	Year Ended December 31,			Nine Months Ended September 30,
Customers	2008	2009	2010	2010	2011
				(unaudited)
Customer A	41%	46%	16%	17%	12%
Customer B	—	*	29%	32%	21%
Customer C	*	10%	*	*	*

*
Less than 10%

Cash and Cash Equivalents

        We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of demand and money market fund deposits with a federally insured financial institution.

Accounts Receivable

        Accounts receivable are carried at original invoice amount less an allowance made for doubtful accounts. We record an allowance for doubtful accounts based on the probability of future collection. When we are aware of circumstances that may decrease the likelihood of collection, we record a specific allowance against amounts due and thereby reduce the net receivable to the amount we reasonably believe will be collected. For all other customers, management determines the adequacy of the allowance based upon reviews of individual creditworthiness, payment history, age of the accounts receivable balances, current economic conditions and other pertinent factors. Accounts are written off when deemed uncollectible. Increases in the allowance are charged to expense in the period incurred.

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

1. Business and Summary of Significant Accounting Policies (Continued)

        The following table presents the changes in the allowance for doubtful accounts (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Allowance for doubtful accounts:
Balance, beginning of period	$49	$117	$89	$89	$67
Add: provision for doubtful accounts	129	667	74	39	58
Less: write-offs, net of recoveries and other adjustments	(61)	(695)	(96)	(89)	(33)

Balance, end of period	$117	$89	$67	$39	$92

Property and Equipment

        Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally seven years for CloudWorx CaaS Platform equipment and three years for furniture, fixtures and other equipment. Amortization for leasehold improvements is computed using the straight-line method over the shorter of the term of the lease or estimated useful lives of the assets. Expenditures for repairs and maintenance are expensed as incurred.

        Amortization expense of assets acquired through capital leases is included in depreciation and amortization expense in the statements of operations.

Accounting for Internal-Use Computer Software

        We capitalize certain external and internal costs, including internal payroll costs incurred in connection with the development or acquisition of software for internal use. These costs are capitalized when we have entered the application development stage. Capitalization ceases when the software is substantially complete and is ready for its intended use. We purchased and capitalized costs related to our CloudCentral portal of $749,000 and $451,000 during the year ended December 31, 2010 and the nine months ended September 30, 2011. We did not incur similar costs during the years ended December 31, 2008 and 2009. The capitalized development costs related to our CloudCentral portal are included in intangible assets and are amortized using the straight-line method over the estimated useful life of seven years.

Deferred Offering Costs

        Deferred offering costs, consisting of legal, accounting and filing fees relating to the IPO, are capitalized. The deferred offering costs will be offset against IPO proceeds upon the effectiveness of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of December 31, 2010 and September 30, 2011, we had capitalized $241,000 and $4.2 million of deferred offering costs in other assets on the balance sheet. No amounts were deferred as of December 31, 2009.

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

1. Business and Summary of Significant Accounting Policies (Continued)

Intangible Assets

        We capitalized certain costs to acquire trademarks, patents and regulatory licenses deemed essential to operate as a telecommunications company. The trademarks and regulatory licenses have no expiration date and thus are classified as indefinite-lived assets.

        We amortize our capitalized patent costs using the straight-line method over the shorter of the contractual term of the patent up to 14 years or the estimated economic life of the patent.

        Our trademarks and regulatory licenses are considered to be indefinite-lived assets and accordingly are not amortized. We conduct a long-lived asset impairment analysis for these assets on an annual basis and whenever events or changes in circumstances indicate the carrying value of an asset may be impaired. We believe that no material events or changes in circumstances have occurred that would require an impairment test for these assets.

Impairment of Long-Lived Assets

        We evaluate our long-lived assets for impairment and continue to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. We evaluate the recoverability of the long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the times such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. We have used a replacement cost approach to determine the fair value of regulatory licenses for the purpose of conducting an impairment test. This approach implies that opportunity cost represents the foregone cash flows during the period it takes to obtain or create the asset, as compared to the cash flows that would be earned if the intangible asset was on hand today. As of December 31, 2010 and September 30, 2011, we have not materially written down any of our long-lived assets as a result of impairment.

Warrant Liabilities

        We account for freestanding warrants for shares of our convertible preferred stock that are contingently redeemable as liabilities at fair value on the balance sheets because these warrants may obligate us to redeem the underlying preferred stock at some point in the future. The warrants are subject to remeasurement at each balance sheet date, and any change in fair value is recognized in the change in fair value of warrant liabilities line on the statements of operations. We will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the convertible preferred stock warrants, the completion of a deemed liquidation event, conversion of convertible preferred stock into common stock, or until holders of the convertible preferred stock can no longer trigger a deemed liquidation event. At that time, the portion of the warrant liabilities related to the convertible preferred stock warrants will be reclassified to additional paid-in capital.

        Warrants to purchase shares of our common stock are also outstanding as of December 31, 2010 and September 30, 2011. Some of the common stock warrants include down round protection features which are outside our control and, accordingly, these warrants are recorded as liabilities at fair value. The common stock warrants with down round protection features are subject to remeasurement at each balance sheet date with any changes in fair value being recognized in the change in fair value of

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

1. Business and Summary of Significant Accounting Policies (Continued)

warrant liabilities line on the statements of operations. We will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants. At that time, the liability related to the common stock warrants with down round protection features will be reclassified to additional paid-in capital.

Revenue Recognition

        We recognize revenue when there is persuasive evidence of an arrangement, services have been rendered, the fees are fixed or determinable and collection is reasonably assured.

        Our revenues are derived from customer usage of our CloudWorx Caas Platform on a minute of use basis. We recognize revenue based upon documented minutes of traffic delivered over our CloudWorx CaaS Platform at the time of customer usage. The rates charged per minute are determined by contracts between us and our customers. We also recognize revenue from communication services provided to certain enterprise customers on a monthly recurring basis as the services are provided based on contractual amounts expected to be collected. These revenues have not been significant to date.

Peering Partner Compensation and Infrastructure Costs

        Peering partner compensation represents the costs we incur to connect our customers' traffic to the ultimate end-point device. These costs consist primarily of charges for access to our peering partners' networks, and are recorded at the time of usage.

        We recognize peering partner compensation costs as they are incurred in accordance with contractual requirements. We perform monthly bill verification procedures to identify errors in the peering partners' billing processes. These verification procedures include the examination of the bills, comparing billing rates used with contractual billing rates, evaluating the trends of invoiced amounts by peering partner and reviewing the types of charges being processed. If we discover a billing discrepancy as a result of our review, we then proactively seek to resolve the matter with our peering partner. When applicable, we record a charge to peering partner compensation and a corresponding increase to our reserve for disputes based on our estimate of the amount that will eventually be payable. As we receive additional information that indicates the disputed amounts will be settled for an amount which is different than the amount which we originally accrued, we will recognize the difference as an adjustment to peering partner compensation costs. We believe that our procedures are designed to properly assess dispute accruals; however, changes to the estimates used in the calculation could result in a material impact on our statements of operations.

        Infrastructure costs include the costs of utilizing third party telecommunications networks, amounts we pay for use of co-location facilities and interconnection services, and costs of equipment and software maintenance and support.

Research and Development

        Research and development expenses consist of personnel costs, testing and compliance services, and facility costs, and are expensed as incurred. However, some direct development costs related to the internally developed software used to provide our services may be capitalized and depreciated over the estimated useful life.

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

1. Business and Summary of Significant Accounting Policies (Continued)

Income Taxes

        We recognize deferred tax assets and liabilities for the expected future income tax consequences of events that have been recognized in our financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and their tax basis using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Valuation allowances are provided when we are unable to conclude that the realization of deferred tax assets is more likely than not.

        We follow the accounting guidance for accounting for uncertainty in income taxes. The accounting guidance requires a more likely than not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. We record a liability for the difference between the benefit recognized and measured and the tax position taken or expected to be taken on our tax return. To the extent that the assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that the tax return positions are fully supportable. The reserves are adjusted in light of changing facts and circumstances, such as the outcome of a tax audit. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. As of December 31, 2009 and 2010, we had no unrecognized tax benefits. Our policy is to recognize interest and penalties related to income tax matters as an income tax expense. Through December 31, 2010, we did not have any interest or penalties associated with unrecognized tax benefits.

Fair Value of Financial Instruments

        The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair value based on the liquidity of these financial instruments and based on their short-term nature. Based on borrowing rates currently available to us for loans with similar terms, the carrying value of the long-term debt approximates fair value.

        Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

    Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities;

    Level 2—Inputs other than quoted prices included within Level 1 that are observable, unadjusted quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

    Level 3—Unobservable inputs that are supported by little or no market activity for the related assets or liabilities.

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

1. Business and Summary of Significant Accounting Policies (Continued)

        In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considering counter-party credit risk in our assessment of fair value.

        The valuation of certain items, including the valuation of outstanding warrants, involves significant estimates with underlying assumptions judgmentally determined. The valuation of warrants for convertible preferred stock and common stock is based upon the Black-Scholes option-pricing model, which requires estimates of stock volatility and other assumptions. Certain of the warrants are exercisable for preferred stock that is contingently redeemable. Certain of the common stock warrants and the conversion feature of the Series B and C convertible preferred stock contain down round protection features.

        Our financial instruments consist of Level 3 liabilities only, which include the convertible preferred stock warrant liabilities and the common stock warrant liabilities. The determination of the fair value of the warrant liabilities is discussed in Note 8.

Stock-Based Compensation

        We recognize compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. We determine the grant date fair value of the awards using the Black-Scholes option-pricing model and generally recognize the fair value as stock-based compensation expense on a straight-line basis over the vesting period of the respective awards. Stock-based compensation expense is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. As such, our stock-based compensation is reduced for the estimated forfeitures at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the event of a modification, the fair value of the grant immediately before and after the modification is determined and the difference in values, if any, is also recognized over the remaining vesting period or immediately if the option is fully vested.

        We account for stock options granted to non-employees also based on the fair value of the awards determined using the Black-Scholes option-pricing model. The fair value of the awards granted to non-employees is remeasured as the awards vest, and the resulting change in value, if any, is recognized in the statement of operations during the period the related services are rendered, which is generally the vesting period.

Net Loss per Share of Common Stock

        Our basic net loss per share of common stock is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding for the period. The weighted-average number of shares of common stock used to calculate our basic net loss per share of common stock excludes those shares purchased with the notes receivable from stockholders (see Note 11) as these shares are not deemed to be issued for accounting purposes until the notes are paid off. The diluted net loss per share of common stock is computed by giving effect to all potential common stock equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, convertible preferred stock, stock options to purchase common stock, warrants to purchase convertible preferred stock and warrants to purchase common stock are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share of common stock as their effect is antidilutive for all periods presented.

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

1. Business and Summary of Significant Accounting Policies (Continued)

Unaudited Pro Forma Net Loss per Share of Common Stock

        Pro forma basic and diluted net loss per share of common stock has been computed to give effect to the conversion of the convertible preferred stock into common stock. Also, the numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove gains and losses resulting from remeasurements of the portion of the warrant liability related to warrants to purchase shares of convertible preferred stock as these amounts will be reclassified to additional paid-in capital upon a qualifying initial public offering of our common stock. The gains and losses resulting from remeasurements of the portion of the warrant liability related to warrants to purchase shares of common stock with down round protection features have not been removed from the pro forma basic and diluted net loss per share of common stock calculation because the liability classification of these warrants will not be impacted by a qualifying initial public offering of our common stock.

Recently Issued Accounting Pronouncements

        Effective January 1, 2010, we adopted new authoritative guidance on fair value measurements and disclosures. The new guidance requires additional disclosures regarding fair value measurements, amends disclosures about postretirement benefit plan assets, and provides clarification regarding the level of disaggregation of fair value disclosures by investment class. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that will be effective for reporting periods beginning after December 15, 2010. Accordingly, we adopted this new guidance beginning January 1, 2010, except for the additional Level 3 requirements, which will be adopted in 2011. Level 3 assets and liabilities are those whose fair value inputs are unobservable and reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The adoption of this guidance did not have a material impact on our financial statements in 2010 and is not expected to have a material impact on our financial statements in 2011.

2. Balance Sheet Items

        Property and equipment, net consist of the following (in thousands):

	December 31,
			September 30, 2011
	2009	2010
			(unaudited)
CloudWorx CaaS Platform equipment	$19,393	$29,345	$37,175
Office furniture, fixtures and other equipment	1,137	1,686	1,860
Leasehold improvements	451	709	777

Total property and equipment	20,981	31,740	39,812
Less accumulated depreciation and amortization	(5,847)	(9,516)	(12,975)

Property and equipment, net	$15,134	$22,224	$26,837

        Depreciation and amortization expense was $1.9 million, $2.4 million and $3.7 million during the years ended December 31, 2008, 2009 and 2010, respectively, and $2.6 million and $4.0 million during the nine months ended September 30, 2010 and 2011, respectively.

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. Balance Sheet Items (Continued)

        Accrued liabilities consist of the following (in thousands):

	December 31,
			September 30, 2011
	2009	2010
			(unaudited)
Accrued compensation and benefits	$2,093	$2,796	$3,210
Reserve for peering partner disputes	95	1,249	972
Accrued commissions	187	226	279
Accrued interest	110	146	169
Other liabilities	540	577	1,842

Accrued liabilities	$3,025	$4,994	$6,472

3. Intangible Assets

        The following table presents the components of our intangible assets (in thousands):

	Carrying Amount as of December 31, 2009	Carrying Amount as of December 31, 2010	Carrying Amount as of September 30, 2011
			(unaudited)
Indefinite-lived assets:
Trade name and trademarks	$21	$127	$240
Regulatory licenses	499	817	827

Sub-total indefinite-lived assets	520	944	1,067

Finite-lived assets:
Patents	38	356	734
CloudCentral portal	—	749	1,111

Sub-total finite-lived assets	38	1,105	1,845

Total intangible assets	$558	$2,049	$2,912

        The patents have zero amortization expense reflected in the statements of operations during the years ended December 31, 2008, 2009 and 2010 as the assets are not yet in service. The CloudCentral portal was placed into service on December 15, 2010 and therefore had no accumulated amortization as of December 31, 2010. Amortization of finite-lived intangible assets was $95,000 for the nine months ended September 30, 2011.

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

3. Intangible Assets (Continued)

        As of December 31, 2010, amortization expense for the estimated useful life of the patents and the CloudCentral portal, the finite-lived assets, is as follows (in thousands):

Year Ending December 31:	Amortization of Intangible Assets
2011	$114
2012	158
2013	158
2014	158
2015	158
Thereafter	359

Total	$1,105

4. Long-Term Debt

Equipment Financing Obligations

        In June 2007, we entered into an equipment loan of up to $6.0 million (borrowing limit) pursuant to a Master Lease Agreement (amended on December 3, 2008 to increase borrowings to $6.5 million), under which advances are repayable over a 36-month period from each borrowing commencement date. Each advance bears interest that ranges from 10.0% to 10.75%. The commitment to make advances terminated on October 30, 2010. In March 2010, $1.3 million of the principal repayments due in 2010 were deferred until January 1, 2011 and later periods (See Note 14 Subsequent Events for additional deferral of principal repayments in 2011). There were outstanding borrowings of $5.2 million, $4.1 million and $2.4 million under this agreement as of December 31, 2009, 2010, and September 30, 2011, respectively.

        In connection with this agreement, in June 2007 we issued immediately exercisable and fully vested warrants to purchase 123,967 shares of our common stock at an exercise price of $0.78 per share. The fair value of the common stock warrant on the date of issuance was $58,000, as determined using the Black-Scholes option-pricing model, and was recorded as additional paid-in capital and as a deferred financing cost. Also, in connection with the increase in credit line pursuant to the October 2009 amendment, we issued immediately exercisable and fully vested warrants to purchase 47,183 shares of our Series C convertible preferred stock at an exercise price of $2.1194 per share. The fair value of the Series C warrant was $112,000, as determined using the Black-Scholes option-pricing model, and was recorded as a warrant liability and as a discount to the debt. The deferred financing cost and the discount are being amortized to interest expense over the term of the debt.

        In April 2009, we entered into an equipment loan of up to $4.0 million. Under this agreement, advances are repayable over a 36-month period from each loan commencement date. Each advance bears a monthly interest rate factor. The monthly interest rate factor is indexed to the yield for U.S. Treasury Notes maturing closest to the date 36 months from each loan's commencement date (the "Index Instrument"). The monthly interest rate factor is adjusted to provide for any increase or decrease in the yield of the Index Instrument. The monthly interest rate factor is fixed as of the date of the final acceptance of each item of equipment. The current loans under this facility bear interest at approximately 15%. The equipment purchased under the agreement serves as the collateral for the

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

4. Long-Term Debt (Continued)

loan. There were outstanding borrowings of $3.5 million, $2.3 million and $1.3 million under this agreement as of December 31, 2009 and 2010 and September 30, 2011, respectively.

        In connection with this agreement, in May 2009 we issued immediately exercisable and fully vested warrants to purchase 113,239 shares of our Series C convertible preferred stock at an exercise price of $2.1194 per share. The fair value of the Series C warrant on the date of issuance was $225,000, as determined using the Black-Scholes option-pricing model, and was recorded as a warrant liability and as a deferred financing cost that is being amortized to interest expense over the term of the debt.

        In May 2009, we entered into an equipment and security agreement with a total commitment of $4.0 million. The commitment to make advances terminated on December 31, 2009. Advances are repayable over a 36-month period from each loan commencement date. Each advance bears interest equal to the greater of (a) 12.33% or (b) 12.33% plus the positive or negative difference between (i) the one month LIBOR Rate as reported in the Wall Street Journal, on the date which is three business days before the funding date for such loan, and (ii) 0.33%. The interest rate is 13.0875% on balances outstanding as of December 31, 2010. The equipment purchased under the agreement serves as collateral for the loan. There were outstanding borrowings of $3.5 million, $2.3 million and $1.3 million under this agreement as of December 31, 2009 and 2010 and September 30, 2011, respectively.

        In connection with this agreement, in May 2009 we issued immediately exercisable and fully vested warrants to purchase shares of our Series C convertible preferred stock at an exercise price of $2.1194 per share. A warrant to purchase 75,000 shares of Series C convertible preferred stock was issued upon signing of the agreement and another warrant to purchase 18,161 shares of Series C convertible preferred stock was issued upon first draw under this agreement. The fair value of the warrant to purchase 75,000 shares of Series C convertible preferred stock issued upon signing of the agreement was $149,000, as determined using the Black-Scholes option-pricing model, and was recorded as a warrant liability and as a deferred financing cost. The fair value of the warrant to purchase 18,161 shares of Series C convertible preferred stock issued upon the first draw of funds was $36,000, as determined using the Black-Scholes option-pricing model, and was recorded as a warrant liability and as a discount to the debt. We issued additional warrants for the purchase of 48,388 shares of our Series C convertible preferred stock with an exercise price of $2.1194 per share upon draws under the agreement in 2009. The fair value of these additional warrants was $108,000, as determined using the Black-Scholes option-pricing model, and was recorded as a warrant liability and as a discount to the debt. The deferred financing cost and the discounts are being amortized to interest expense over the term of the debt.

Loan and Security Agreement

        In May 2010, we entered into a loan and security agreement that provided us with up to $10.0 million in equipment financing and a revolving accounts receivable loan facility of $10.0 million.

        Under the agreement, the advances for equipment were available until December 31, 2010, and bear interest at the prime rate plus 7% per year. The advances are payable over a 36-month period, and the payments due through December 31, 2010 were interest only. As of December 31, 2010, and September 30, 2011, the total amount outstanding under the $10.0 million equipment loan was $9.5 million and $8.2 million, respectively.

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

4. Long-Term Debt (Continued)

        In connection with this agreement, in May 2010 we issued immediately exercisable and fully vested warrants to purchase 141,549 shares of our Series C convertible preferred stock at an exercise price of $2.1194 per share. The fair value of the Series C warrant on the date of issuance was $637,000, as determined using the Black-Scholes option-pricing model, and was recorded as a warrant liability and as a deferred financing cost that is being amortized to interest expense over the term of the debt.

        At our option, we may prepay all, but not less than all, of the outstanding equipment loan advances by paying the entire principal balance, all accrued and unpaid interest, together with a payment charge equal to the following percentage of the equipment loan balance being prepaid: 3% if prepaid in the first 12 months following the closing date (May 5, 2010); 2% if prepaid after 12 months but prior to 24 months following the closing date, and thereafter 1%.

        The $10.0 million revolving accounts receivable loan facility bears interest at the prime rate plus 2.05% per year. The advances are based on 80% of our eligible accounts receivable. The loan is repayable in interest only payments until the maturity date, at which time the entire principal and accrued interest is to be paid in full. The original maturity date for the $10.0 million revolving loan was May 5, 2011, but was automatically extended to May 5, 2012. There are no borrowings outstanding under the $10.0 million revolving loan as of December 31, 2010. As of September 30, 2011, the total borrowings outstanding was $5.5 million.

        The loan and security agreement borrowings are secured by all assets of the Company, including intellectual property.

Other Matters

        All of the equipment financings and debt agreements contain certain covenants and information reporting requirements. The loan and security agreement allows the lender to call the debt in the event there is a material adverse change in our business or financial condition. Additionally, under the terms of the loan agreement, we cannot pay any cash dividends without the approval of the lenders.

        As of December 31, 2010 and September 30, 2011, we were in compliance with the covenants set forth in our various debt agreements.

Schedule of Payments Due

        The following is a schedule of payments due on our long-term debt as of December 31, 2010 (in thousands):

Year Ending December 31:
2011	$9,422
2012	6,830
2013	2,008

18,260
Less:
Discount	(103)
Current portion	(9,422)

Non-current portion of equipment loans	$8,735

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

5. Convertible Promissory Notes Payable to Related Parties

        In June 2008, we entered into a set of convertible promissory note payable agreements totaling $2.0 million with several of our major investors. The notes accrued simple interest at a fixed rate of 8% per annum. The notes and accrued interest were repayable on January 31, 2009. The notes were convertible into the Company's next equity financing upon written request from the major investors.

        In October 2008, the note holders authorized the conversion of the outstanding principal balance plus accrued unpaid interest totaling $2.1 million into 1,245,637 shares of Series C convertible preferred stock. The conversion was in connection with the issuance of Series C convertible preferred stock in October 2008. As the notes were converted into the Series C convertible preferred stock at a 20% discount from the purchase price of the stock, we recognized a beneficial conversion charge in the amount of $528,000 as interest expense during the year ended December 31, 2008.

6. Common Stock Reserved for Issuance

        As of December 31, 2010 and September 30, 2011 we had reserved shares of common stock, on an as-if converted basis, for issuance as follows:

	December 31, 2010	September 30, 2011
		(unaudited)
Issuance under stock option plan and outside plan	7,361,152	7,659,282
Available for issuance under stock option plan	379,415	1,723,302
Conversion of convertible preferred stock	20,847,796	21,569,923
Issuance upon exercise of convertible preferred stock warrants	1,371,534	649,407
Issuance upon exercise of common stock warrants	403,923	408,196

	30,363,820	32,010,110

7. Convertible Preferred Stock

        In January 2008, we sold 457,734 shares of Series B convertible preferred stock ("Series B") at a price of $1.4748 per share for gross proceeds of $675,000.

        In connection with the January 2008 Series B stock purchase, we issued warrants to the investors for the purchase of 137,319 shares of Series B with an exercise price of $0.02 per share and an expiration date of December 18, 2017. The fair value of the Series B warrants on the date of issuance of $152,000, as determined using the Black-Scholes option-pricing model, was recorded as a warrant liability.

        In October 2008, we sold 7,524,888 shares of Series C convertible preferred stock ("Series C") at a price of $2.1194 per share for gross proceeds of $15.9 million. In connection with the equity financing, convertible promissory notes from related parties were converted into 1,245,637 shares of Series C at $1.6955 per share, a 20% discount from the purchase price of the preferred stock. The discount has been accounted for as a beneficial conversion feature charge of $528,000 (see Note 5).

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

7. Convertible Preferred Stock (Continued)

        Authorized and outstanding convertible preferred stock as of December 31, 2009 and 2010 and September 30, 2011 was as follows (in thousands, except share data):

	As of December 31, 2009
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
Series A	1,280,210	562,098	$517
Series B	24,730,382	11,510,073	16,975
Series C	18,750,000	8,770,525	18,588

Total	44,760,592	20,842,696	$36,080

	As of December 31, 2010
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
Series A	1,280,210	562,098	$517
Series B	24,730,382	11,515,173	16,983
Series C	18,750,000	8,770,525	18,588

Total	44,760,592	20,847,796	$36,088

	As of September 30, 2011 (unaudited)
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
Series A	1,280,210	562,098	$517
Series B	24,730,382	12,237,300	18,048
Series C	18,750,000	8,770,525	18,588

Total	44,760,592	21,569,923	$37,153

        The rights, preferences and privileges of the convertible preferred stock are as follows:

Liquidation Preferences

        Series A preferred stock has a liquidation preference of $0.92 per share plus unpaid dividends if declared by the board of directors. Series B preferred stock has a liquidation preference of $1.4748 per share plus unpaid dividends if declared by the board of directors. Series C preferred stock has a liquidation preference of $2.1194 per share plus unpaid dividends if declared by the board of directors. The liquidation preference amounts are to be paid in the following order of priority: first to the holders of Series C preferred stock, then to the holders of the Series B preferred stock, then to the holders of the Series A preferred stock and then to the holders of common stock.

Voting Rights

        Each share of convertible preferred stock has a number of votes equal to the number of shares of common stock into which it is convertible. The outstanding shares of preferred and common stock vote

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

7. Convertible Preferred Stock (Continued)

together as a single class on all matters, except with respect to the election of directors. The holders of Series B and C preferred stock, voting as two separate classes, are currently each entitled to elect one director of the Company.

        The holders of common stock, voting as a separate class, are currently entitled to elect two directors of the Company. The holders of preferred and common stock, voting together as a single class and not a separate series, are currently entitled to elect three directors of the Company.

Conversion Rights

        Each share of preferred stock is convertible, at the option of the holder, at any time into such number of shares of common stock as is determined by dividing the applicable original issue price for such series by the applicable conversion price for such series (the "Conversion Rate"). The initial conversion price per share for each series of preferred stock is the original issue price applicable to such series. As of December 31, 2010 and September 30, 2011, the conversion rate for all series of the outstanding shares of preferred stock is 1 to 1.

        Each share of preferred stock will be automatically converted into shares of common stock at the Conversion Rate at the time in effect for such series of preferred stock immediately upon the sale of our common stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 or Form SB-2 under the Securities Act of 1933 that results in gross proceeds to us, net of underwriting expenses, in excess of $50 million at an offer price per share equal to three times (3x) the original issue price for the Series C preferred (calculated to be $6.3582 as of December 31, 2010). In addition, each share of preferred stock shall automatically be converted into shares of common stock at the respective Conversion Rates at the time in effect for each such series of preferred stock upon consent or agreement of the holders of at least 66% of the then outstanding shares of Series B preferred stock and Series C preferred stock (voting together as a single class and not as a separate series, and on an as-converted basis).

Redemption Rights

        Upon receiving a written request at any time after September 30, 2013, from the holders of 66% of the outstanding shares of Series B and C preferred stock, we shall redeem, on the date three (3) months following our receipt of such written redemption request and on the last day of each calendar quarter thereafter, the amount equal to all of the shares of Series B and C preferred stock that are outstanding on the date we receive such written redemption request.

        We recorded the convertible preferred stock at fair value on the dates of issuance, net of issuance costs. We classify the convertible preferred stock outside of stockholders' equity (deficit) because the shares contain redemption features that are not solely within our control. We did not adjust the carrying values of the redeemable convertible preferred stock to the deemed redemption values of such shares since a liquidation event was not probable during any of the periods presented. Subsequent adjustments to increase the carrying values to the ultimate redemption values will be made only when it becomes probable that such a liquidation event will occur.

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

8. Warrants

        In connection with issuing preferred stock and obtaining lease credit facilities, lines of credit, equipment financing and loans, we issued common stock warrants, and Series A, B and C convertible preferred stock warrants.

        We have issued warrants to purchase shares of our common stock at various times since 2004. Some of the common stock warrants include a down round protection feature and used to provide the holder an option to put these warrants to us for cash. In February 2010, these common stock warrants were extended for another five years, or to February 2015, and the put feature was removed. These common stock warrants are recorded as liabilities at fair value and are subject to remeasurement at each balance sheet date due to the down round protection feature.

        We have issued warrants to purchase shares of our convertible preferred stock at various times since 2004. Our convertible preferred stock warrants are generally exercisable immediately and can only be exercised for cash or net share settled. Freestanding warrants to purchase our convertible preferred stock are valued at fair value and classified as liabilities in the balance sheets because the warrants may conditionally obligate us to transfer assets at some point in the future.

        As of December 31, 2010, the following common stock warrants, which are not subject to remeasurement, were outstanding:

Issue Date	Reason for Grant	Number of Shares Into Which the Warrant Is Exercisable	Exercise Price per Share	Expiration
November 2004	Debt financing	9,816	$1.63	November 12, 2011
October 2004	Debt financing	11,413	$0.02	October 4, 2011
June 2007	Debt financing	123,967	$0.78	June 14, 2017
September 2006	Debt financing	30,961	$2.42	September 20, 2016
December 2008	Debt financing	35,387	$0.88	December 3, 2018
May 2010	Debt financing	11,560	$3.40	May 4, 2020

		223,104

        As of September 30, 2011, the following common stock warrants, which are not subject to remeasurement, were outstanding:

Issue Date	Reason for Grant	Number of Shares Into Which the Warrant Is Exercisable	Exercise Price per Share	Expiration
November 2004	Debt financing	8,589	$1.63	November 12, 2011
October 2004	Debt financing	11,413	$0.02	October 4, 2011
June 2007	Debt financing	123,967	$0.78	June 14, 2017
September 2006	Debt financing	30,961	$2.42	September 20, 2016
December 2008	Debt financing	35,387	$0.88	December 3, 2018
May 2010	Debt financing	11,560	$3.40	May 4, 2020
July 2011	Debt financing	5,500	$13.20	July 1, 2021

		227,377

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

8. Warrants (Continued)

        As of December 31, 2010, the following common stock and preferred stock warrants, which are subject to remeasurement, were outstanding:

Issue Date	Reason for Grant	Type of Stock Into Which the Warrant Is Exercisable	Number of Shares Into Which the Warrant Is Exercisable	Exercise Price per Share	Expiration
October 2004	Debt financing	Series A	25,000	$0.92	October 20, 2014
January 2005	Debt financing	Series A	53,006	$1.63	January 28, 2012
February 2005	Debt financing	Common	115,030	$1.63	February 24, 2015
August 2005	Debt financing	Common	65,789	$1.90	February 24, 2015
June 2006	Debt financing	Series B	52,648	$0.992	December 3, 2014
December 2007	Debt financing	Series B	14,209	$1.4739	June 12, 2016
December 2007	Equity financing	Series B	650,932	$0.02	Earlier of (i) the closing of an IPO or (ii) December 18, 2017
January 2008	Equity financing	Series B	132,219	$0.02	Earlier of (i) the closing of an IPO or (ii) December 18, 2017
May 2009	Debt financing	Series C	93,161	$2.1194	May 1, 2019
May 2009	Debt financing	Series C	113,239	$2.1194	May 14, 2019
June 2009	Debt financing	Series C	18,326	$2.1194	June 25, 2019
October 2009	Debt financing	Series C	47,183	$2.1194	October 28, 2019
October 2009	Debt financing	Series C	30,062	$2.1194	October 30, 2019
May 2010	Debt financing	Series C	141,549	$2.1194	May 5, 2020

			1,552,353

        As of September 30, 2011, the following common stock and preferred stock warrants, which are subject to remeasurement, were outstanding (unaudited):

Issue Date	Reason for Grant	Type of Stock Into Which the Warrant Is Exercisable	Number of Shares Into Which the Warrant Is Exercisable	Exercise Price per Share	Expiration
October 2004	Debt financing	Series A	25,000	$0.92	October 20, 2014
January 2005	Debt financing	Series A	53,006	$1.63	January 28, 2012
February 2005	Debt financing	Common	115,030	$1.63	February 24, 2015
August 2005	Debt financing	Common	65,789	$1.90	February 24, 2015
June 2006	Debt financing	Series B	52,648	$0.992	December 3, 2014
December 2007	Debt financing	Series B	14,209	$1.4739	June 12, 2016
January 2008	Equity financing	Series B	61,024	$0.02	Earlier of (i) the closing of an IPO or (ii) December 18, 2017
May 2009	Debt financing	Series C	93,161	$2.1194	May 1, 2019
May 2009	Debt financing	Series C	113,239	$2.1194	May 14, 2019
June 2009	Debt financing	Series C	18,326	$2.1194	June 25, 2019
October 2009	Debt financing	Series C	47,183	$2.1194	October 28, 2019
October 2009	Debt financing	Series C	30,062	$2.1194	October 30, 2019
May 2010	Debt financing	Series C	141,549	$2.1194	May 5, 2020

			830,226

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

8. Warrants (Continued)

Fair Value of Warrant Liabilities

        The following is a summary of the warrants to purchase common stock that are subject to remeasurement and the warrants to purchase convertible preferred stock outstanding and their fair values as of December 31, 2009 and 2010 and September 30, 2011, (dollar amounts in thousands):

	Shares as of			Fair Value as of
	December 31, 2009	December 31, 2010	September 30, 2011	December 31, 2009	December 31, 2010	September 30, 2011
			(unaudited)			(unaudited)
Common stock	180,819	180,819	180,819	$48	$1,007	$1,617
Preferred stock	1,235,085	1,371,534	649,407	2,897	11,393	6,379

	1,415,904	1,552,353	830,226	$2,945	$12,400	$7,996

        The changes in Level 3 liabilities measured at fair value on a recurring basis are summarized as follows during the years ended December 31, 2008, 2009 and 2010 and the nine months ended September 30, 2010 and 2011 (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Fair value of warrant liabilities—beginning of period	$1,322	$1,311	$2,945	$2,945	$12,400
Fair value of preferred stock warrants issued during the period	152	630	637	637	—
Fair value of common stock warrants extended during the period	—	—	359	359	—
Less: fair value of warrants exercised	—	—	(33)	—	(6,994)
Change in fair value of the warrant liabilities	(163)	1,004	8,492	5,260	2,590

Fair value of warrant liabilities—end of period	$1,311	$2,945	$12,400	$9,201	$7,996

        The fair values of outstanding common stock warrants that are subject to remeasurement were estimated using the Black-Scholes option-pricing model, including consideration of any potential additional value associated with pricing protection features, with the following assumptions:

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Expected term (in years)	5.9	4.9	3.9	4.4	3.4
Risk-free interest rate	1.7%	2.3%	1.5%	1.4%	0.6%
Expected volatility	68%	66%	55%	54%	54%
Expected dividend rate	0%	0%	0%	0%	0%

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

8. Warrants (Continued)

        The fair values of outstanding convertible preferred stock warrants were estimated using the Black-Scholes option-pricing model, including consideration of any potential additional value associated with pricing protection features, with the following assumptions:

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Expected term (in years)	3.1-9.0	2.1-9.3	1.1-9.4	1.3-9.1	0.3-8.6
Risk-free interest rate	1.3%-2.2%	1.4%-3.6%	0.6%-3.3%	0.5%-2.7%	0.1%-2.0%
Expected volatility	50%-61%	58%-66%	43%-61%	43%-55%	41%-54%
Expected dividend rate	0%	0%	0%	0%	0%

9. Stock-Based Compensation

        Our 2003 Stock Option and Restricted Stock Plan (the "Plan"), as amended, provides for the grant of options to purchase up to 9,264,788 shares of our common stock. Stock options are exercisable at prices generally equal to the fair value of our common stock at the date of grant, as determined by the board of directors. Options generally vest over a four year period and may be exercised for a period of up to ten years. Vested options generally expire 90 days after termination of employment with certain exceptions described in the Plan.

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

9. Stock-Based Compensation (Continued)

        The following table summarizes stock option activity related to shares of common stock:

	Shares Available for Grant	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
					(in thousands)
Outstanding—January 1, 2008	3,001,173	2,346,273	$1.151	6.9
Additional options authorized	1,414,121	—
Granted	(4,187,177)	4,187,177	0.354
Forfeited	143,966	(143,966)	0.576
Expired	58,016	(58,016)	0.780

Outstanding—December 31, 2008	430,099	6,331,468	0.639	8.0

Additional options authorized	500,000	—
Granted	(1,152,015)	1,152,015	1.274
Forfeited	462,352	(462,352)	1.172
Expired	105,231	(105,231)	0.256

Outstanding—December 31, 2009	345,667	6,915,900	0.716	7.4

Additional options authorized	499,998	—
Granted	(495,000)	495,000	3.614
Forfeited	26,666	(26,666)	0.922
Expired	2,084	(2,084)	0.082
Exercised	—	(20,998)	0.400

Outstanding—December 31, 2010	379,415	7,361,152	0.910	6.6	$45,122

Additional options authorized (unaudited)	1,741,821	—
Granted (unaudited)	(660,000)	660,000	9.957
Granted outside of plan (unaudited)	(291,824)	291,824	1.633
Exercised (unaudited)	—	(99,804)	0.902
Forfeited (unaudited)	35,418	(35,418)	4.370
Expired (unaudited)	518,472	(518,472)	1.627

Outstanding—September 30, 2011 (unaudited)	1,723,302	7,659,282	1.651	6.4	$68,386

Vested and expected to vest—December 31, 2010		7,021,167	0.919	6.6	$42,977

Vested—December 31, 2010		5,225,414	0.713	6.0	$33,062

Vested and expected to vest—September 30, 2011 (unaudited)		7,321,711	1.687	6.4	$65,109

Vested—September 30, 2011 (unaudited)		6,036,607	0.789	5.9	$59,104

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

9. Stock-Based Compensation (Continued)

        The fair value of the option awards was calculated using the Black-Scholes option valuation model with the following assumptions:

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Expected term (in years)	6.25	6.25	6.25	6.25	1.16, 6.25
Risk-free interest rate	2.6%-4.1%	2.6%-3.8%	1.7%-2.6%	1.7%-2.6%	0.1%-2.7%
Expected volatility	42%-52%	52%	52%	52%	52%
Expected dividend rate	0%	0%	0%	0%	0%

        The expected term of the options represents the estimated time from the date of the grant until the date of exercise and is primarily based on the simplified method which calculates the expected term as the average of the time-to-vesting and the contractual life of the awards. Expected volatility is determined based on the historical volatility of a peer group of publicly-traded companies over the expected term of the options. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with a similar term. The expected dividend yield was assumed to be zero as we have never paid dividends and have no current plans to do so.

        The aggregate intrinsic value of options exercised during the year ended December 31, 2010 and the nine months ended September 30, 2011 was $100,000 and $1.2 million, respectively.

        The weighted-average grant date fair value of our stock options during the years ended December 31, 2008, 2009 and 2010 and the nine months ended September 30, 2011 was $0.12, $0.33, $1.41 and $7.17 per share, respectively. The aggregate grant date fair value of our stock options granted to employees during the years ended December 31, 2008, 2009 and 2010 and the nine months ended September 30, 2011 was $676,000, $518,000, $935,000 and $6.8 million, respectively.

Stock-Based Compensation Expense

        The total stock-based compensation expense is recognized in the statements of operations as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Operations	$27	$31	$144	$100	$192
Research and development	16	49	81	56	725
Sales and marketing	185	111	153	99	3,056
General and administrative	91	106	186	138	244

	$319	$297	$564	$393	$4,217

        We issued fully vested options in June and August 2011 with a fair value of $3.4 million to long-term employees whose nonstatutory stock options had expired. See Note 14 for further discussion.

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

9. Stock-Based Compensation (Continued)

        As of December 31, 2010, total compensation expense related to unvested stock-based awards granted under the Plan, but not yet recognized, was $1.3 million, net of estimated forfeitures. This cost will be amortized on a straight-line basis over a weighted-average remaining period of 1.5 years. There was no capitalized stock-based compensation expense during the years ended December 31, 2008, 2009 and 2010. We capitalized $29,000 of stock-based compensation as deferred offering costs during the nine months ended September 30, 2011.

        Additional information regarding our stock options outstanding and vested and exercisable as of December 31, 2010 is summarized below:

	Options Outstanding			Options Vested and Exercisable
Exercise Prices	Number of Stock Options Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price per Share	Shares Subject to Stock Options	Weighted- Average Exercise Price per Share
$0.06	75,000	2.5	$0.06	75,000	$0.06
$0.28	3,553,982	7.1	$0.28	2,884,156	$0.28
$0.78-$0.88	1,612,684	5.9	$0.81	1,091,040	$0.80
$1.32-$1.90	1,463,087	4.4	$1.52	1,001,319	$1.61
$2.04-$2.46	161,399	3.7	$2.38	161,399	$2.38
$3.40-$4.04	461,250	9.4	$3.50	12,500	$3.40
$5.14	33,750	9.8	$5.14	—	—

$0.06-$5.14	7,361,152			5,225,414

Non-Employee Stock-Based Compensation Expense

        During the years ended December 31, 2008, 2009 and 2010 and the nine months ended September 30, 2011, we granted 12,500, 10,000, 12,500 and 5,000 stock options to non-employees of the Company. As of December 31, 2010 and September 30, 2011, we had non-employee options to purchase 189,743 and 194,743 shares of common stock outstanding with exercise prices ranging from $0.28 to $11.00 and contractual terms up to 10 years. We have recorded stock-based compensation expense for these non-employee options of $9,000, $7,000 and $81,000 for the years ended December 31, 2008, 2009 and 2010, respectively and $32,000 (of which $29,000 has been capitalized) for the nine months ended September 30, 2011, which is included in total stock-based compensation expense.

10. Commitments and Contingencies

Capital Lease Obligation

        We entered into a capital lease obligation of $560,000 during the year ended December 31, 2010 for CloudWorx CaaS Platform equipment. Related accumulated amortization totaled $33,000 and $93,000 at December 31, 2010 and September 30, 2011, respectively.

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

10. Commitments and Contingencies (Continued)

        The following is a schedule of future minimum lease payments due under the capital lease obligation as of December 31, 2010 (in thousands):

Year Ending December 31:
2011	$131
2012	131
2013	131
2014	131
2015	77

Total minimum lease payments	601
Less: amount representing interest	(83)

Present value of minimum lease payments	518
Less: current portion	(100)

Capital lease obligation, non-current	$418

Operating Leases

        We have non-cancelable operating leases for office space and infrastructure facilities expiring at various dates through August 2013. Rent expense for non-cancellable operating leases with scheduled rent increases is recognized on a straight line basis over the lease term. Certain leases allow us, at our option, to renew the leases for various periods. Rent expense for the years ended December 31, 2008, 2009 and 2010 and for the nine months ended September 30, 2010 and 2011 was $437,000, $547,000, $592,000, $437,000 and $472,000, respectively.

        The following is a schedule of future minimum lease payments under non-cancelable operating leases as of December 31, 2010 (in thousands):

Year Ending December 31:
2011	$1,704
2012	313
2013	204

Total	$2,221

Purchase Commitment

        We have a purchase commitment for CloudWorx CaaS Platform equipment to be ordered and delivered in 2011. As of December 31, 2010, the outstanding purchase commitment under the agreement amounted to $4.5 million.

11. Notes Receivable from Stockholders

        In June 2006, we issued 769,320 common shares to two of our executives in exchange for two promissory notes amounting to $1.6 million. The notes receivable carried an annual interest rate of 5.06% and were scheduled to mature on the earlier of June 30, 2011 or the day immediately prior to a public offering. These notes were non-recourse notes and were secured by a pledge of the common

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

11. Notes Receivable from Stockholders (Continued)

stock, however, the notes were considered to be nonsubstantive and, as a result, the notes and related legally outstanding shares were not recorded on the balance sheet.

        In December 2010, the notes receivable were amended to change the maturity date to the earlier of June 30, 2012 or the day immediately prior to a public offering. In addition, the annual interest rate was reduced to 0.32%. See Note 14 for discussion of the subsequent repayment of the notes.

12. Net Loss per Share of Common Stock

        The following table sets for the computation of our basic and diluted net loss per share of common stock during the years ended December 31, 2008, 2009 and 2010 and for the nine months ended September 30, 2010 and 2011 (in thousands, except for share and per share amounts). The shares purchased with the notes receivable from stockholders have been excluded as these shares are not deemed to be issued for accounting purposes until the notes are paid off.

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Net loss	$(5,140)	$(3,343)	$(11,619)	$(7,756)	$(9,642)

Shares used in computing net loss per share of common stock, basic and diluted	4,378,964	4,378,964	4,381,308	4,378,964	4,864,178

Net loss per share of common stock, basic and diluted	$(1.17)	$(0.76)	$(2.65)	$(1.77)	$(1.98)

        The following outstanding shares of common stock equivalents were excluded from the computation of diluted net loss per share of common stock for the periods presented because including them would have been antidilutive:

	December 31,			September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Convertible preferred stock	20,842,696	20,842,696	20,847,796	20,842,696	21,569,923
Stock options to purchase common stock	6,331,468	6,915,900	7,361,152	7,336,400	7,659,282
Convertible preferred stock warrants	933,114	1,235,085	1,371,534	1,381,734	649,407
Common stock warrants	1,144,557	1,144,557	403,923	1,118,074	408,196
Shares purchased with stockholder notes	769,320	769,320	769,320	769,320	—

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

12. Net Loss per Share of Common Stock (Continued)

        The following table sets forth the computation of our pro forma basic and diluted net loss per share of common stock during the year ended December 31, 2010 and the nine months ended September 30, 2011 (in thousands, except for share and per share amounts):

	Year Ended December 31, 2010	Nine Months Ended September 30, 2011
	(unaudited)	(unaudited)
Net loss	$(11,619)	$(9,642)
Change in fair value of convertible preferred stock warrant liabilities	7,892	2,590

Net loss used in computing pro forma net loss per share of common stock, basic and diluted	$(3,727)	$(7,052)

Shares used in computing net loss per share of common stock, basic and diluted	4,381,308	4,864,178
Pro forma adjustments to reflect assumed conversion of convertible preferred stock	20,843,786	21,425,426

Shares used in computing pro forma net loss per share of common stock, basic and diluted	25,225,094	26,289,604

Pro forma net loss per share of common stock, basic and diluted	$(0.15)	$(0.27)

13. Income Taxes

        We did not record a provision or benefit for income taxes during the years ended December 31, 2008, 2009 and 2010.

        Net deferred tax assets as of December 31, 2009 and 2010 consist of the following (in thousands):

	December 31, 2009	December 31, 2010
Deferred tax assets:
Net operating loss carryforward	$8,512	$10,077
Allowance for doubtful accounts	153	1
Accrued compensation	805	1,088
Accruals, reserves and other	397	1,052

Gross deferred tax assets	9,867	12,218
Valuation allowance	(8,349)	(9,559)

Net deferred tax assets	1,518	2,659

Deferred tax liabilities:
Depreciation and amortization	1,518	2,659

Net deferred tax assets	$—	$—

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

13. Income Taxes (Continued)

        Reconciliations of the statutory federal income tax to our effective tax during the years ended December 31, 2008, 2009 and 2010 are as follows (in thousands):

	Year Ended December 31,
	2008	2009	2010
Tax at statutory federal rate	$(1,799)	$(1,170)	$(4,067)
State tax—net of federal benefit	(120)	(78)	(106)
Change in valuation allowance	1,873	830	1,210
Fair market value adjustment to warrants	(57)	352	2,972
Other	103	66	(9)

Provision (benefit) for income taxes	$—	$—	$—

        The valuation allowance for deferred tax assets as of December 31, 2009 and 2010 was $8.4 million and $9.6 million, respectively. The net change in the total valuation allowance for each of the years ended December 31, 2008, 2009 and 2010 was an increase of $1.9 million, $0.6 million and $1.2 million, respectively. The valuation allowance was substantially related to net operating loss carryforwards that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected taxable income, and tax-planning strategies in making this assessment.

        As of December 31, 2010, we had federal net operating loss carryforwards of $26.8 million expiring beginning in 2023. As of December 31, 2010, we had state net operating loss carryforwards of $15.2 million, expiring beginning in 2024.

        Internal Revenue Code section 382 places a limitation (the Section 382 Limitation) on the amount of taxable income that can be offset by federal net operating carryforwards after a change in control (generally greater than 50% change in ownership) of a loss corporation. California has similar rules. Generally, after a control change, a loss corporation cannot deduct operating loss carryforwards in excess of the Section 382 Limitation. Management has considered the impact such limitation may have on the utilization of our operating loss carryforwards against taxable income in future periods.

        As of December 31, 2009 and 2010, we had no unrecognized tax benefits.

        We file income tax returns in the United States and various states. The tax years 2006 through 2010 remain open in most jurisdictions. We are not currently under examination by income tax authorities in federal or any state jurisdiction.

14. Subsequent Events

        In February 2011, warrant holders exercised warrants for the purchase of 722,127 shares of Series B convertible preferred stock with an exercise price of $0.02 per share, resulting in gross proceeds to us of approximately $14,000. The portion of the warrant liability related to the exercised preferred stock warrants was reclassified from warrant liabilities to convertible preferred stock.

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

14. Subsequent Events (Continued)

        On May 3, 2011, we increased the number of shares available for grant under our 2003 Stock Option and Restricted Stock Plan by 1.45 million shares.

        On May 4, 2011, the two executives with outstanding notes receivable related to the purchase of common stock (see Note 11) repaid all of the outstanding principal and accrued interest due under the notes receivable.

Reverse Stock Split

        On August 9, 2011, we effected a 1.5-for-1 reverse stock split of our outstanding common stock and convertible preferred stock. Accordingly, all share and per share amounts for all periods presented in these financial statements and notes thereto, have been adjusted retroactively, where applicable, to reflect this reverse stock split.

        On September 29, 2011, we effected a 1.33333333-for-1 reverse stock split of our outstanding common stock and convertible preferred stock. Accordingly, all share and per share amounts for all periods presented in these financial statements and notes thereto, have been adjusted retroactively, where applicable, to reflect this reverse stock split.

Unaudited

        On May 16, 2011, we entered into a Loan and Security Agreement with East West Bank under which we can borrow $12.0 million for the purchase of equipment. The borrowings will be secured by any equipment purchased under the financing agreement, and are available through January 31, 2012. The interest rate will be variable and is equal to the prime rate plus 1.00%. As of September 30, 2011, $7.0 million was borrowed and outstanding under the financing agreement.

        In June 2011, a lawsuit was filed against us and one of our officers in the Superior Court of the State of Washington alleging various claims associated with certain warrants which terminated in accordance with their terms in December 2010. The warrants represented in aggregate the right to purchase 703,722 shares at an exercise price of $0.92 per share. The complaint alleges that we owed contractual, statutory and other duties, including a duty to apprise the holder of the warrants of significant corporate developments and that as a result of breaching such duties, the warrant holder is entitled to damages. Although we believe the complaint to be without merit, if we do not prevail, this matter could have a material adverse effect on our business, financial condition and results of operations.

        On June 3, 2011, we issued fully vested stock options to purchase common stock to certain long-term employees whose nonstatutory options had expired. The options, for an aggregate of 109,769 shares of common stock, have exercise prices ranging from $1.63 to $2.04 per share. The fair value of the options of $1.3 million has been recorded in the statement of operations during the nine months ended September 30, 2011, using the Black-Scholes option pricing model.

        On June 30, 2011, we entered into an agreement with two of our equipment financing providers to defer $1.0 million of principal payments which would have been due between July 1 and September 30, 2011. The deferred principal was due in full on October 1, 2011. On November 4, 2011, we entered into an amendment to this agreement to defer the repayment of the deferred principal balance of $1.0 million due October 1, 2011 and $1.0 million of principal payments which would have been due between October 1 and December 31, 2011 until January 1, 2012.

INTELEPEER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

14. Subsequent Events (Continued)

        On July 1, 2011, we entered into an agreement with one of our equipment financing providers to defer $1.2 million of principal payments which would have been due between July 1 and December 31, 2011. The deferred principal was due in full on December 31, 2011. On December 13, 2011 we entered into an amendment to this agreement to defer the repayment of the deferred principal balance of $1.2 million due December 31, 2011 and $201,000 of principal payments which would have been due on January 1, 2012 until January 31, 2012.

        We agreed to issue effective August 19, 2011, fully vested stock options to purchase common stock to certain long-term employees whose nonstatutory options had expired. The options, for an aggregate of 182,055 shares of common stock, have an exercise price of $1.63 per share. The fair value of the options of $2.1 million has been recorded in the statement of operations during the nine months ended September 30, 2011, using the Black-Scholes option pricing model.

        We have evaluated subsequent events through December 14, 2011, the date the financial statements were available to be issued.

Shares

Common Stock

Prospectus

Joint Book-Running Managers

J.P. Morgan	Deutsche Bank Securities	Barclays Capital

Co-Managers

RBC Capital Markets	William Blair & Company

                        , 2012

        Until                                     , all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following are the estimated expenses to be incurred in connection with the issuance and distribution of the securities registered under this registration statement, other than underwriting discounts and commissions. All amounts shown are estimates except the SEC registration fee and the Financial Industry Regulatory Authority, Inc. filing fee. The following expenses will be borne solely by the registrant.

SEC registration fee		$11,610
FINRA filing fee		$10,500
Exchange listing fee			*
Legal fees and expenses			*
Accounting fees and expenses			*
Printing expenses			*
Transfer agent fees and expenses			*
Miscellaneous expenses			*

Total	$

*
Estimate

Item 14.    Indemnification of Directors and Officers.

        Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue, or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

        Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized by Section 145 of the DGCL. Section 145(e) of the DGCL further provides that such expenses (including attorneys' fees) incurred by former directors and officers or other employees or agents of the corporation may be so paid upon such terms and conditions as the corporation deems appropriate.

        Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

        Our amended and restated bylaws that will be in effect upon completion of this offering will provide that we will indemnify, to the fullest extent permitted by the DGCL, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was one of our directors or officers or, while serving as one of our directors or officers, is or was serving at our request as a director, officer, employee, or agent of another corporation or of another entity, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person, subject to limited exceptions relating to indemnity in connection with a proceeding (or part thereof) initiated by such person. Our amended and restated bylaws that will be in effect upon completion of this offering will further provide for the advancement of expenses to each of our officers and directors.

        Our amended and restated certificate of incorporation that will be in effect upon completion of this offering will provide that, to the fullest extent permitted by the DGCL, as the same exists or may be amended from time to time, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under Section 102(b)(7) of the DGCL, the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty can be limited or eliminated except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL (relating to unlawful payment of dividend or unlawful stock purchase or redemption); or (iv) for any transaction from which the director derived an improper personal benefit.

        We also currently have and intend to maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers, whether or not we would have the power to indemnify such person against such liability under the DGCL or the provisions of our amended and restated certificate of incorporation or amended and restated bylaws.

        We have entered into indemnification agreements with each of our directors and our executive officers that provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and by our amended and restated certificate of incorporation or amended and restated bylaws.

Item 15.    Recent Sales of Unregistered Securities.

        Since January 1, 2008, we have issued the following securities that were not registered under the Securities Act:

  1.
  Between January 1, 2008 and September 2011, we granted options to employees, directors and consultants to purchase an aggregate of 6,494,199 shares of our common stock under our 2003 Stock Plan at exercise prices ranging from $0.28 to $18.00. During this period, options to purchase (i) 4,999 shares of our common stock have been exercised for an exercise price of $0.78, (ii) 20,686 shares of our common stock have been exercised for an exercise price of $0.28, (iii) 8,582 shares of our common stock have been exercised for an exercise price of $0.88, (iv) 2,737 shares of our common stock have been exercised for an exercise price of $1.32, (v) 26,839 shares of our common stock have been exercised for an exercise price of $1.63, (vi) 7,353 shares of our common stock have been exercised for an exercise price of $2.04 and (vii) 1,565 shares of our stock have been exercised for an exercise price of $3.40 for cash consideration to us in the aggregate amount of $88,384. Of these options, 2,247,375 were deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, and/or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering.

  2.
  In January 2008, we issued 457,734 shares of our Series B preferred Stock and warrants to purchase 137,319 shares of Series B preferred stock with an exercise price of $0.02 per share to accredited investors for an aggregate purchase price of approximately $675,000.

  3.
  On June 5, 2008, June 17, 2008, and August 1, 2008 we issued and sold an aggregate principal amount of $2,050,000 of subordinated convertible promissory notes to accredited investors.

  4.
  In October 2008, we issued 8,770,525 shares of our Series C preferred stock to accredited investors at a purchase price per share of $2.1194 for cash payments and $1.6955 for issuances upon conversion of the above-mentioned promissory notes.

  5.
  In December 2008, we issued a warrant to purchase 35,387 shares of common stock with an exercise price of $0.88 per share to an accredited investor in connection with an agreement with a lender to increase the size of a credit facility by $2.5 million.

  6.
  In May 2009, we issued warrants to purchase 206,400 shares of Series C preferred stock with an exercise price of $2.1194 per share to accredited investors in connection with the execution of loan agreements to borrow up to $8 million and the borrowing of approximately $1.1 million under one of those agreements.

  7.
  In June 2009, a commercial lender vested in a warrant to purchase 18,326 shares of Series C preferred stock with an exercise price of $2.1194 per share in connection with the Company's borrowing of approximately $1.1 million under an existing loan agreement.

  8.
  In October 2009, a commercial lender and accredited investor vested in a warrant to purchase 30,062 shares of Series C preferred stock with an exercise price of $2.1194 per share in connection with the Company's decision to borrow approximately $1.8 million under an existing loan agreement.

  9.
  In October 2009, we issued warrants to purchase 47,183 shares of Series C preferred stock with an exercise price of $2.1194 per share to an accredited investor in connection with an agreement with a lender to increase the size of a credit facility by $2.0 million.

  10.
  In February 2010, the expiration dates with respect to certain warrants to purchase 180,819 shares of common stock were extended to February 24, 2015 in connection with the execution of an agreement eliminating an obligation of the Company to redeem the warrants for cash.

  11.
  In May 2010, we issued warrants to purchase 141,549 shares of Series C preferred stock with an exercise price of $2.1194 per share to accredited investors in connection with the execution of a loan agreement permitting the Company to borrow up to $20 million for equipment purchases and working capital.

  12.
  In May 2010, we issued warrants to purchase 11,560 shares of common stock with an exercise price of $3.40 per share to an accredited investor in connection with an amendment to an existing loan agreement to defer approximately $1.3 million of principal payments that otherwise would have been due during the period between April 15, 2010 through December 31, 2010 under the loan agreement.

  13.
  In June 2010, we issued an option to purchase 75,000 shares of common stock at an exercise price of $0.06 per share outside of our stock option plan to Daniel Quandt in connection with services rendered.

  14.
  In October 2010, warrants to purchase 1,227 shares of common stock were exercised for an exercise price of $1.63 for total proceeds to us of $2,000.

  15.
  In October 2010, warrants to purchase 5,100 shares of Series B preferred stock were exercised for an exercise price of $0.02 for total proceeds to us of $102.

  16.
  In February 2011, warrants to purchase 722,127 shares of Series B preferred stock were exercised for an exercise price of $0.02 for total proceeds to us of $14,442.

  17.
  In June 2011, warrants to purchase 1,227 shares of common stock were exercised for an exercise price of $1.63 for total proceeds to us of $2,000.

  18.
  In June 2011, we issued outside of our stock plan options to purchase an aggregate of 109,769 shares of common stock to certain long-time employees whose nonstatutory stock options had expired. The exercise prices of the fully-vested options range from $1.63 to $2.04 per share; the options were issued in exchange for the rendering of services.

  19.
  In July 2011, we issued warrants to purchase 5,500 shares of common stock with an exercise price of $13.20, in connection with a lender's agreement to defer until December 31, 2011 the Company's obligation to make payments of approximately $1.2 million under an existing loan agreement.

  20.
  In August 2011, we issued outside of our stock plan options to purchase an aggregate of 182,055 shares of common stock to certain long-time employees whose nonstatutory stock options had expired. The exercise price of the fully-vested options is $1.63 per share; the options were issued in exchange for the rendering of services.

        Except as noted above, the issuance of options, shares issued upon exercise of options and restricted stock described in the first item above was deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The other issuances of securities described above were deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, and/or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

Item 16.    Exhibits.

  (a)
  Exhibits.

Number	Description
1.1	Form of Underwriting Agreement.
3.1**	Amended and Restated Certificate of Incorporation, as corrected and amended, as currently in effect.
3.2**	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of the offering.
3.3**	Amended and Restated Bylaws, as currently in effect.
3.4**	Form of Amended and Restated Bylaws to be effective upon completion of the offering.
3.5	Certificate of Amendment to Amended and Restated Certificate of Incorporation, as corrected and amended, as currently in effect.
3.6	Certificate of Amendment to Amended and Restated Certificate of Incorporation, as corrected and amended, as currently in effect.
4.1*	Specimen of Stock Certificate.
4.2**	Registration Rights Agreement by and among IntelePeer, Inc. and the investors listed on Exhibit A thereto, as amended.
4.3**	Common Stock Purchase Warrant issued May 4, 2010 to Vogen Funding, L.P.
4.4**	Stock Purchase Warrant to Purchase Common Stock issued June 14, 2007 to Vogen Funding, L.P.
4.5**	Stock Purchase Warrant to Purchase Common Stock issued December 3, 2008 to Vogen Funding, L.P.
4.6**	Stock Purchase Warrant to Purchase Common Stock issued October 4, 2004 to Vencore Solutions LLC.
4.7**	Stock Purchase Warrant to Purchase Common Stock issued September 20, 2006 to Vencore Solutions LLC.
4.8**	Stock Purchase Warrant to Purchase Series A Preferred Stock issued January 28, 2005 to Vencore Solutions LLC.
4.9**	Stock Purchase Warrant to Purchase Series B Preferred Stock issued June 12, 2006 to Vencore Solutions LLC.
4.10**	Form of Stock Purchase Warrant to Purchase Common Stock issued in connection with November 12, 2004 Bridge Financing.
4.11**	Stock Purchase Warrant to Purchase Common Stock issued February 24, 2005 to DNJ Leasing II, L.P.
4.12**	Stock Purchase Warrant to Purchase Common Stock issued August 1, 2005 to DNJ Leasing II, L.P.
4.13**	Amendment to Stock Purchase Warrants to Purchase Common Stock by and between IntelePeer, Inc. & DNJ Capital Partners II, LLC, dated October 23, 2010.
4.14**	Warrant to Purchase Stock issued October 20, 2004 to Silicon Valley Bank.
4.15**	Warrant to Purchase Stock issued December 3, 2004 to Silicon Valley Bank.
4.16**	Warrant to Purchase Stock issued January 28, 2005 to Silicon Valley Bank.

Number	Description
4.17**	Warrant to Purchase Shares of Series C Preferred Stock issued May 1, 2009 to Compass Horizon Funding Company LLC.
4.18**	Warrant to Purchase Series C Preferred Stock issued May 14, 2009 to Atel Ventures, Inc.
4.19**	Warrant Agreement by and between IntelePeer, Inc. and Hercules Technology II, L.P., dated May 5, 2010.
4.20**	Warrant Agreement by and between IntelePeer, Inc. and Comerica Bank, dated May 5, 2010.
4.21**	Common Share Purchase Warrant issued July 1, 2011 to Vogen Funding, L.P.
4.22	Stockholder Agreement dated August 3, 2011 with VantagePoint Venture Partners 2006(Q), L.P. and Kennet II L.P.
5.1*	Opinion of DLA Piper LLP (US).
10.1†**	2003 Stock Option and Restricted Stock Plan and Form of Stock Option Agreement under the 2003 Stock Option and Restricted Stock Plan.
10.2†**	Amended and Restated 2003 Stock Option and Restricted Stock Plan and Form of Stock Option Agreement under the Amended and Restated 2003 Stock Option and Restricted Stock Plan.
10.3†**	2011 Equity Incentive Plan and Form of Stock Option Agreement, Form of Restricted Stock Units Agreement and Form of Restricted Stock Agreement under the 2011 Equity Incentive Plan.
10.4**	Form of Indemnification Agreement to be entered into by and between IntelePeer, Inc. and each of its directors and executive officers.
10.5†**	Amended and Restated Executive Employment Agreement with Frank Fawzi, dated May 6, 2011.
10.6†**	Amended and Restated Executive Employment Agreement with Andre Simone, dated May 6, 2011.
10.7†**	Amended and Restated Executive Employment Agreement with Haydar Haba, dated May 6, 2011.
10.8†**	Offer Letter Agreement with John Belanger, dated December 10, 2003.
10.9†**	Offer Letter Agreement with Phillip Bronsdon, dated August 21, 2007.
10.10†**	Offer Letter Agreement with Raymond Smets, dated January 11, 2011.
10.11†**	Offer Letter Agreement with Lawrence Irving, dated January 26, 2011.
10.12**	Sublease Agreement between IntelePeer, Inc. and Con-way, Inc., dated August 1, 2008.
10.13**	First Amendment to Sublease Agreement between IntelePeer, Inc. and Con-way, Inc., dated April 12, 2011.
10.14	Commercial Lease Agreement between IntelePeer, Inc. and Garvin Partners, dated August 24, 2011.
10.15	Loan and Security Agreement among IntelePeer, Inc., Hercules Technology II, L.P. and Comerica Bank, dated May 5, 2010, as amended to date.
10.16**	Loan and Security Agreement with East West Bank, dated May 16, 2011.
10.17	Form of Non-Plan Fully Vested Stock Option Agreement.
21.1**	List of Subsidiaries.

Number	Description
23.1*	Consent of DLA Piper LLP (US) (included in Exhibit 5.1).
23.2	Consent of BDO USA, LLP, Independent Registered Public Accounting Firm.
24.1**	Power of Attorney.
24.2	Power of Attorney from Keith Olsen

*
To be filed by amendment.

**
Previously filed.

†
Indicates a management contract or any compensatory plan, contract, or arrangement.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of us in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the registrant is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned hereby undertakes that:

  (i)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (ii)
  For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 4 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California on December 15, 2011.

INTELEPEER, INC.
By:	/s/ FRANK FAWZI Frank Fawzi President and Chief Executive Officer, Chairman of the Board of Directors

        Pursuant to the requirements of the Securities Act, this Amendment No. 4 to this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ FRANK FAWZI Frank Fawzi	President and Chief Executive Officer, Chairman of the Board of Directors (Principal Executive Officer)	December 15, 2011
/s/ ANDRE SIMONE Andre Simone	Chief Financial Officer and Secretary (Principal Financial Officer)	December 15, 2011
* Todd Smith	Vice President and Corporate Controller (Principal Accounting Officer)	December 15, 2011
* Haydar Haba	Founder, Chief Visionary Officer, Director	December 15, 2011
* William Harding	Director	December 15, 2011
* Keith Olsen	Director	December 15, 2011
* Javier Rojas	Director	December 15, 2011

Signature	Title	Date

* Raymond Smets	Director	December 15, 2011
* Lawrence Irving	Director	December 15, 2011

*By	/s/ FRANK FAWZI Attorney-in-Fact

EXHIBIT INDEX

Number	Description
1.1	Form of Underwriting Agreement.
3.1**	Amended and Restated Certificate of Incorporation, as corrected and amended, as currently in effect.
3.2**	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of the offering.
3.3**	Amended and Restated Bylaws, as currently in effect.
3.4**	Form of Amended and Restated Bylaws to be effective upon completion of the offering.
3.5	Certificate of Amendment to Amended and Restated Certificate of Incorporation, as corrected and amended, as currently in effect.
3.6	Certificate of Amendment to Amended and Restated Certificate of Incorporation, as corrected and amended, as currently in effect.
4.1*	Specimen of Stock Certificate.
4.2**	Registration Rights Agreement by and among IntelePeer, Inc. and the investors listed on Exhibit A thereto, as amended.
4.3**	Common Stock Purchase Warrant issued May 4, 2010 to Vogen Funding, L.P.
4.4**	Stock Purchase Warrant to Purchase Common Stock issued June 14, 2007 to Vogen Funding, L.P.
4.5**	Stock Purchase Warrant to Purchase Common Stock issued December 3, 2008 to Vogen Funding, L.P.
4.6**	Stock Purchase Warrant to Purchase Common Stock issued October 4, 2004 to Vencore Solutions LLC.
4.7**	Stock Purchase Warrant to Purchase Common Stock issued September 20, 2006 to Vencore Solutions LLC.
4.8**	Stock Purchase Warrant to Purchase Series A Preferred Stock issued January 28, 2005 to Vencore Solutions LLC.
4.9**	Stock Purchase Warrant to Purchase Series B Preferred Stock issued June 12, 2006 to Vencore Solutions LLC.
4.10**	Form of Stock Purchase Warrant to Purchase Common Stock issued in connection with November 12, 2004 Bridge Financing.
4.11**	Stock Purchase Warrant to Purchase Common Stock issued February 24, 2005 to DNJ Leasing II, L.P.
4.12**	Stock Purchase Warrant to Purchase Common Stock issued August 1, 2005 to DNJ Leasing II, L.P.
4.13**	Amendment to Stock Purchase Warrants to Purchase Common Stock by and between IntelePeer, Inc. & DNJ Capital Partners II, LLC, dated October 23, 2010.
4.14**	Warrant to Purchase Stock issued October 20, 2004 to Silicon Valley Bank.
4.15**	Warrant to Purchase Stock issued December 3, 2004 to Silicon Valley Bank.
4.16**	Warrant to Purchase Stock issued January 28, 2005 to Silicon Valley Bank.

Number	Description
4.17**	Warrant to Purchase Shares of Series C Preferred Stock issued May 1, 2009 to Compass Horizon Funding Company LLC.
4.18**	Warrant to Purchase Series C Preferred Stock issued May 14, 2009 to Atel Ventures, Inc.
4.19**	Warrant Agreement by and between IntelePeer, Inc. and Hercules Technology II, L.P., dated May 5, 2010.
4.20**	Warrant Agreement by and between IntelePeer, Inc. and Comerica Bank, dated May 5, 2010.
4.21**	Common Stock Purchase Warrant issued July 1, 2011 to Vogen Funding, L.P.
4.22	Stockholder Agreement dated August 3, 2011 with VantagePoint Venture Partners 2006(Q), L.P. and Kennet II L.P.
5.1*	Opinion of DLA Piper LLP (US).
10.1†**	2003 Stock Option and Restricted Stock Plan and Form of Stock Option Agreement under the 2003 Stock Option and Restricted Stock Plan.
10.2†**	Amended and Restated 2003 Stock Option and Restricted Stock Plan and Form of Stock Option Agreement under the Amended and Restated 2003 Stock Option and Restricted Stock Plan.
10.3†**	2011 Equity Incentive Plan and Form of Stock Option Agreement, Form of Restricted Stock Units Agreement and Form of Restricted Stock Agreement under the 2011 Equity Incentive Plan.
10.4**	Form of Indemnification Agreement to be entered into by and between IntelePeer, Inc. and each of its directors and executive officers.
10.5†**	Amended and Restated Executive Employment Agreement with Frank Fawzi, dated May 6, 2011.
10.6†**	Amended and Restated Executive Employment Agreement with Andre Simone, dated May 6, 2011.
10.7†**	Amended and Restated Executive Employment Agreement with Haydar Haba, dated May 6, 2011.
10.8†**	Offer Letter Agreement with John Belanger, dated December 10, 2003.
10.9†**	Offer Letter Agreement with Phillip Bronsdon, dated August 21, 2007.
10.10†**	Offer Letter Agreement with Raymond Smets, dated January 11, 2011.
10.11†**	Offer Letter Agreement with Lawrence Irving, dated January 26, 2011.
10.12**	Sublease Agreement between IntelePeer, Inc. and Con-way, Inc., dated August 1, 2008.
10.13**	First Amendment to Sublease Agreement between IntelePeer, Inc. and Con-way, Inc., dated April 12, 2011.
10.14	Commercial Lease Agreement between IntelePeer, Inc. and Garvin Partners, dated August 24, 2011.
10.15	Loan and Security Agreement among IntelePeer, Inc., Hercules Technology II, L.P. and Comerica Bank, dated May 5, 2010, as amended to date.
10.16**	Loan and Security Agreement with East West Bank, dated May 16, 2011.
10.17	Form of Non-Plan Fully Vested Stock Option Agreement.
21.1**	List of Subsidiaries.

Number	Description
23.1*	Consent of DLA Piper LLP (US) (included in Exhibit 5.1).
23.2	Consent of BDO USA, LLP, Independent Registered Public Accounting Firm.
24.1**	Power of Attorney.
24.2	Power of Attorney from Keith Olsen

*
To be filed by amendment.

**
Previously filed.

†
Indicates a management contract or any compensatory plan, contract, or arrangement.